# Dreyfus
# BASIC S&P 500
# Stock Index Fund

**SEMIANNUAL REPORT** April 30, 2007



**D**reyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus BASIC S&P 500 Stock Index Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as a cooling housing market took its toll on consumer and business spending, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Yet, labor markets remained relatively strong and the general markets continued toward record price levels. Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly rising unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, continued high pace of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets, and your financial advisor can help determine the appropriate investments for you and position your investment portfolio for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

Tom Durante, CFA, Portfolio Manager

**How did Dreyfus BASIC S&P 500 Stock Index Fund perform relative to its benchmark?**

For the six-month period ended April 30, 2007, the fund produced a total return of 8.50%.[1] In comparison, the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index"), the fund's benchmark, produced an 8.60% return for the same period.[2,3]

Despite occasional bouts of volatility during the reporting period, the U.S. stock market advanced in an environment of robust corporate earnings, subdued inflation and stable interest rates. The difference in returns between the fund and the S&P 500 Index was primarily the result of transaction costs and other operating expenses that are not reflected in the S&P 500 Index's results.

**What is the fund's investment approach?**

The fund seeks to match the total return of the S&P 500 Index by generally investing in all 500 stocks in the S&P 500 Index in proportion to their respective weighting. Often considered a barometer for the stock market in general, the S&P 500 Index is made up of 500 widely held common stocks across 10 economic sectors. Each stock is weighted by its market capitalization; that is, larger companies have greater representation in the S&P 500 Index than smaller ones. The S&P 500 Index is dominated by large-cap, blue-chip stocks that comprise nearly 75% of total U.S. market capitalization.

**What other factors influenced the fund's performance?**

During the reporting period, U.S. economic growth slowed gradually, led by weakness in the housing market. In contrast to the United States, many international economies have flourished during the reporting period, most notably China, Europe, Australia and New Zealand.

These trends suggest that the United States may have passed the baton in driving the growth of the global economy, at least temporarily, to other countries.

In this environment, U.S. stocks posted generally favorable returns over the first few months of the reporting period, fueled by rising mergers-and-acquisitions activity, strong corporate earnings, low unemployment, stable interest rates and subdued inflation. Turmoil in Chinese equity markets and the U.S. sub-prime mortgage market in late February produced heightened volatility in the U.S. financial markets, but the decline proved to be short-lived. The stock market rallied strongly in late March and April, and the S&P 500 Index ended the reporting period just shy of the all-time high set in March 2000.

Energy stocks ranked among the stronger contributors to the S&P 500 Index's results for the reporting period. Integrated energy producers and oil services providers fared especially well, largely because they were able to offset the effects of volatile oil prices with more consistent results from their natural gas and chemicals divisions. In addition, oil refineries benefited from a scarcity of capacity. Utilities stocks also fared well during the reporting period, due to greater demand for electric power in a moderately growing economy.

A number of insurance companies, asset management firms and mutual fund companies within the financials sector contributed positively to the performance of the S&P 500 Index. Insurance companies posted generally strong returns due to greater pricing power and a lack of catastrophic claims compared to previous reporting periods. In addition, many insurance companies achieved higher sales of variable annuity products, life insurance and directors-and-officers liability insurance. Banks generally benefited from good results produced by their international operations and credit card businesses, while asset management firms gained value amid robust stock market trading volumes and increased mergers-and-acquisitions activity.

Within the information technology sector, some of the larger integrated technology companies rallied on the strength of improved business-to-business sales, while companies of personal computers and electronic consumer products benefited from pricing concessions extracted from its suppliers. In the consumer discretionary sector, media stocks gained value in an improving environment for their television news, film and publishing divisions, while consumer staples stocks benefited from good performance among beverage producers and a long-awaited spin-off in the food-and-tobacco industry.

On the other hand, relatively few industry groups detracted from the S&P 500 Index's overall return during the reporting period. Automobile manufacturers disappointed due to shrinking domestic auto and weakness. Other laggards included air and ground freight companies, which suffered in a slowing U.S. economy.

### What is the fund's current strategy?

As an index fund, our strategy is to attempt to replicate the returns of the S&P 500 Index by maintaining an asset allocation that closely approximates that of the S&P 500 Index. In our view, an investment in a broadly diversified index fund, such as Dreyfus BASIC S&P 500 Stock Index Fund, may help investors in their efforts to manage stock market risk by limiting the impact on the overall portfolio of unexpected losses in any single industry group or holding.

May 15, 2007

[1]  *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends daily and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3]  *"Standard & Poor's®," "S&P®," "Standard & Poor's 500" and "S&P 500®" are trademarks of The McGraw-Hill Companies, Inc., and have been licensed for use by the fund. The fund is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the fund.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus BASIC S&P 500 Stock Index Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended April 30, 2007

| | |
|---|---|
| Expenses paid per $1,000† | $  1.03 |
| Ending value (after expenses) | $1,085.00 |

# COMPARING YOUR FUND'S EXPENSES
# WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

| | |
|---|---|
| Expenses paid per $1,000† | $  1.00 |
| Ending value (after expenses) | $1,023.80 |

† *Expenses are equal to the fund's annualized expense ratio of .20%, multiplied by the average account value over the period, multiplied bt 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

| Common Stocks—95.8% | Shares | Value ($) |
|---|---|---|
| **Consumer Cyclical—6.3%** | | |
| Abercrombie & Fitch, Cl. A | 10,100 | 824,766 |
| AutoZone | 5,700 [a] | 758,328 |
| Bed Bath & Beyond | 32,400 [a] | 1,319,976 |
| Best Buy | 46,350 | 2,162,227 |
| Circuit City Stores | 16,186 | 282,446 |
| Coach | 42,300 [a] | 2,065,509 |
| Costco Wholesale | 51,700 | 2,769,569 |
| CVS | 176,200 | 6,385,488 |
| Darden Restaurants | 16,650 | 690,642 |
| Dillard's, Cl. A | 7,000 | 242,410 |
| Family Dollar Stores | 17,300 | 550,832 |
| Federated Department Stores | 52,560 | 2,308,435 |
| Gap | 60,250 | 1,081,487 |
| Harrah's Entertainment | 21,294 | 1,816,378 |
| Hilton Hotels | 44,450 | 1,511,300 |
| Home Depot | 233,400 | 8,838,858 |
| J.C. Penney | 25,750 | 2,036,567 |
| Jones Apparel Group | 12,400 | 414,036 |
| Kohl's | 37,400 [a] | 2,769,096 |
| Limited Brands | 39,100 | 1,077,987 |
| Liz Claiborne | 11,800 | 527,696 |
| Lowe's Cos. | 174,200 | 5,323,552 |
| Marriott International, Cl. A | 37,700 | 1,704,417 |
| McDonald's | 137,600 | 6,643,328 |
| NIKE, Cl. B | 43,200 | 2,326,752 |
| Nordstrom | 26,200 | 1,438,904 |
| Office Depot | 31,650 [a] | 1,064,073 |
| OfficeMax | 8,614 | 423,981 |
| Polo Ralph Lauren | 7,000 | 644,770 |
| RadioShack | 15,452 | 449,190 |
| Sears Holdings | 9,541 [a] | 1,821,472 |
| Southwest Airlines | 90,193 | 1,294,270 |
| Staples | 82,000 | 2,033,600 |
| Starbucks | 85,900 [a] | 2,664,618 |
| Starwood Hotels & Resorts Worldwide | 24,550 | 1,645,341 |
| Target | 98,250 | 5,833,102 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Cyclical (continued)** | | |
| Tiffany & Co. | 15,500 | 739,195 |
| TJX Cos. | 52,050 | 1,451,675 |
| VF | 10,250 | 900,053 |
| Wal-Mart Stores | 281,300 | 13,479,896 |
| Walgreen | 114,500 | 5,026,550 |
| Wendy's International | 9,897 | 373,117 |
| Wyndham Worldwide | 21,617 [a] | 747,948 |
| Yum! Brands | 30,160 | 1,865,698 |
| | | **100,329,535** |
| **Consumer Discretionary–.3%** | | |
| AutoNation | 17,100 [a] | 349,524 |
| Big Lots | 12,500 [a] | 402,500 |
| Dow Jones & Co. | 7,450 | 270,659 |
| Interpublic Group of Cos. | 53,600 [a] | 679,648 |
| Johnson Controls | 22,456 | 2,297,922 |
| | | **4,000,253** |
| **Consumer Hard Goods–2.2%** | | |
| Brunswick | 10,350 | 339,066 |
| Eastman Kodak | 32,850 | 818,294 |
| Ford Motor | 216,411 | 1,739,944 |
| General Motors | 64,650 | 2,019,020 |
| Genuine Parts | 19,500 | 963,495 |
| Goodyear Tire & Rubber | 20,600 [a] | 685,156 |
| Harley-Davidson | 29,450 | 1,864,774 |
| Harman International Industries | 7,500 | 914,175 |
| Hasbro | 18,375 | 580,834 |
| International Game Technology | 38,700 | 1,476,018 |
| Johnson & Johnson | 330,996 | 21,256,563 |
| Leggett & Platt | 20,300 | 477,456 |
| Mattel | 44,950 | 1,272,085 |
| Whirlpool | 8,981 | 952,255 |
| | | **35,359,135** |
| **Consumer Staples–6.5%** | | |
| Anheuser-Busch Cos. | 87,300 | 4,294,287 |
| Archer-Daniels-Midland | 74,635 | 2,888,374 |
| Avon Products | 50,472 | 2,008,786 |
| Brown-Forman, Cl. B | 9,000 [a] | 575,370 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Staples (continued)** | | |
| Campbell Soup | 24,950 | 975,545 |
| Clorox | 17,250 | 1,157,130 |
| Coca-Cola | 230,400 | 12,024,576 |
| Coca-Cola Enterprises | 31,850 | 698,789 |
| Colgate-Palmolive | 58,700 | 3,976,338 |
| ConAgra Foods | 57,782 | 1,420,282 |
| Constellation Brands, Cl. A | 24,100 [a] | 540,081 |
| Dean Foods | 14,700 | 535,521 |
| Estee Lauder Cos., Cl. A | 13,300 | 683,886 |
| Fortune Brands | 17,421 | 1,395,422 |
| General Mills | 39,500 | 2,366,050 |
| H.J. Heinz | 37,150 | 1,750,136 |
| Hershey | 19,800 | 1,088,208 |
| Kellogg | 28,650 | 1,515,871 |
| Kimberly-Clark | 52,200 | 3,715,074 |
| Kraft Foods, Cl. A | 187,570 | 6,277,968 |
| Kroger | 81,000 | 2,390,310 |
| McCormick & Co. | 14,900 | 553,088 |
| Molson Coors Brewing, Cl. B | 5,365 | 505,812 |
| Newell Rubbermaid | 31,778 | 974,631 |
| Pactiv | 15,150 [a] | 523,887 |
| Pepsi Bottling Group | 15,000 | 492,150 |
| PepsiCo | 187,320 | 12,379,979 |
| Procter & Gamble | 360,877 | 23,208,000 |
| Reynolds American | 19,600 | 1,259,496 |
| Safeway | 50,350 | 1,827,705 |
| Sara Lee | 83,900 | 1,376,799 |
| SUPERVALU | 23,733 | 1,089,345 |
| SYSCO | 70,608 | 2,311,706 |
| Tyson Foods, Cl. A | 28,900 | 605,744 |
| UST | 18,400 | 1,042,912 |
| Whole Foods Market | 16,100 | 753,319 |
| Wm. Wrigley Jr. | 24,987 | 1,471,235 |
| | | **102,653,812** |
| **Financial—23.5%** | | |
| ACE | 37,400 | 2,223,804 |
| Aflac | 56,300 | 2,890,442 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial (continued)** | | |
| Allstate | 70,750 | 4,409,140 |
| Ambac Financial Group | 11,700 | 1,074,060 |
| American Express | 136,400 | 8,275,388 |
| American International Group | 297,596 | 20,804,936 |
| Ameriprise Financial | 27,380 | 1,628,289 |
| AON | 34,150 | 1,323,312 |
| Apartment Investment & Management, Cl. A | 11,200 | 619,360 |
| Archstone-Smith Trust | 25,200 | 1,313,172 |
| Assurant | 11,500 | 661,595 |
| AvalonBay Communities | 9,100 | 1,112,566 |
| Bank of America | 511,484 | 26,034,536 |
| Bank of New York | 86,428 | 3,498,605 |
| BB & T | 62,000 | 2,580,440 |
| Bear Stearns Cos. | 13,698 | 2,132,779 |
| Boston Properties | 13,600 | 1,598,816 |
| Capital One Financial | 47,000 | 3,490,220 |
| Charles Schwab | 117,450 | 2,245,644 |
| Chicago Mercantile Exchange Holdings, Cl. A | 4,000 | 2,067,000 |
| Chubb | 46,700 | 2,513,861 |
| Cincinnati Financial | 19,737 | 892,902 |
| CIT Group | 22,100 | 1,318,265 |
| Citigroup | 560,726 | 30,066,128 |
| Comerica | 18,000 | 1,114,380 |
| Commerce Bancorp/NJ | 21,400 | 715,616 |
| Countrywide Financial | 67,498 | 2,502,826 |
| Developers Diversified Realty | 14,500 | 943,950 |
| E*TRADE FINANCIAL | 48,900 [a] | 1,079,712 |
| Equity Residential | 33,650 | 1,562,370 |
| Fannie Mae | 110,750 | 6,525,390 |
| Federated Investors, Cl. B | 10,150 | 387,324 |
| Fifth Third Bancorp | 63,591 | 2,581,159 |
| First Horizon National | 14,300 | 560,703 |
| Franklin Resources | 19,100 | 2,508,021 |
| Freddie Mac | 79,250 | 5,133,815 |
| General Electric | 1,176,150 | 43,352,889 |
| Genworth Financial, Cl. A | 50,400 | 1,839,096 |
| Goldman Sachs Group | 47,050 | 10,285,600 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial (continued)** | | |
| H & R Block | 36,900 | 834,309 |
| Hartford Financial Services Group | 36,600 | 3,703,920 |
| Host Hotels & Resorts | 59,600 | 1,528,144 |
| Hudson City Bancorp | 56,600 | 753,912 |
| Huntington Bancshares/OH | 26,976 | 598,328 |
| Janus Capital Group | 21,700 | 542,934 |
| JPMorgan Chase & Co. | 397,248 | 20,696,621 |
| KeyCorp | 45,250 | 1,614,520 |
| Kimco Realty | 25,900 | 1,245,013 |
| Legg Mason | 15,000 | 1,487,850 |
| Lehman Brothers Holdings | 60,200 | 4,531,856 |
| Lincoln National | 31,650 | 2,251,898 |
| Loews | 51,600 | 2,441,712 |
| M & T Bank | 8,800 | 979,792 |
| Marsh & McLennan Cos. | 63,200 | 2,007,232 |
| Marshall & Ilsley | 29,250 | 1,404,585 |
| MBIA | 15,400 | 1,071,224 |
| Mellon Financial | 47,600 | 2,043,468 |
| Merrill Lynch & Co. | 101,150 | 9,126,764 |
| MetLife | 86,100 | 5,656,770 |
| MGIC Investment | 9,450 | 582,214 |
| Morgan Stanley | 121,760 | 10,229,058 |
| National City | 67,800 | 2,478,090 |
| Northern Trust | 21,550 | 1,356,572 |
| Plum Creek Timber | 20,300 | 805,910 |
| PNC Financial Services Group | 39,550 | 2,930,655 |
| Principal Financial Group | 30,650 | 1,945,969 |
| Progressive | 85,100 | 1,963,257 |
| ProLogis | 29,300 | 1,898,640 |
| Prudential Financial | 53,650 | 5,096,750 |
| Public Storage | 14,000 | 1,306,480 |
| Regions Financial | 83,702 | 2,937,103 |
| Safeco | 12,100 | 807,554 |
| Simon Property Group | 25,350 | 2,922,348 |
| SLM | 46,950 | 2,527,318 |
| Sovereign Bancorp | 41,335 | 1,003,200 |
| State Street | 38,200 | 2,630,834 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial (continued)** | | |
| SunTrust Banks | 40,600 | 3,427,452 |
| Synovus Financial | 37,400 | 1,180,344 |
| T. Rowe Price Group | 30,300 | 1,505,304 |
| Torchmark | 11,216 | 766,053 |
| Travelers Cos. | 77,227 | 4,177,981 |
| U.S. Bancorp | 202,557 | 6,957,833 |
| Unum Group | 39,172 | 974,599 |
| Vornado Realty Trust | 14,900 | 1,767,587 |
| Wachovia | 217,957 | 12,105,332 |
| Washington Mutual | 101,644 | 4,267,015 |
| Wells Fargo & Co. | 386,460 | 13,870,049 |
| Western Union | 88,272 | 1,858,126 |
| XL Capital, Cl. A | 20,700 | 1,614,186 |
| Zions Bancorporation | 12,550 | 1,026,590 |
| | | **369,309,366** |
| **Health Care−10.3%** | | |
| Abbott Laboratories | 176,450 | 9,990,599 |
| Aetna | 59,108 | 2,770,983 |
| Allergan | 17,550 | 2,127,060 |
| AmerisourceBergen | 21,700 | 1,084,783 |
| Amgen | 133,566 a | 8,566,923 |
| Applera−Applied Biosystems Group | 21,000 | 656,040 |
| Barr Pharmaceuticals | 12,200 a | 589,992 |
| Bausch & Lomb | 6,214 | 365,570 |
| Baxter International | 74,300 | 4,207,609 |
| Becton, Dickinson & Co. | 28,000 | 2,203,320 |
| Biogen Idec | 39,140 a | 1,847,799 |
| Biomet | 27,975 | 1,208,520 |
| Boston Scientific | 135,403 a | 2,090,622 |
| Bristol-Myers Squibb | 231,000 | 6,666,660 |
| C.R. Bard | 11,800 | 980,934 |
| Cardinal Health | 45,750 | 3,200,213 |
| Celgene | 43,200 a | 2,642,112 |
| CIGNA | 11,100 | 1,727,049 |
| Coventry Health Care | 18,200 a | 1,052,506 |
| Eli Lilly & Co. | 112,850 | 6,672,821 |
| Express Scripts | 15,500 a | 1,481,025 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Health Care (continued)** | | |
| Forest Laboratories | 36,400 [a] | 1,936,844 |
| Genzyme | 30,150 [a] | 1,969,097 |
| Gilead Sciences | 53,100 [a] | 4,339,332 |
| Hospira | 17,845 [a] | 723,615 |
| Humana | 19,050 [a] | 1,204,722 |
| King Pharmaceuticals | 27,850 [a] | 569,533 |
| Laboratory Corp. of America Holdings | 14,000 [a] | 1,105,160 |
| Manor Care | 8,350 | 541,831 |
| McKesson | 33,804 | 1,988,689 |
| Medco Health Solutions | 32,969 [a] | 2,572,241 |
| MedImmune | 27,150 [a] | 1,538,862 |
| Medtronic | 131,700 | 6,970,881 |
| Merck & Co. | 247,750 | 12,744,260 |
| Millipore | 6,150 [a] | 454,054 |
| Mylan Laboratories | 28,000 | 614,040 |
| Patterson Cos. | 15,900 [a] | 573,354 |
| PerkinElmer | 13,982 | 338,364 |
| Pfizer | 810,540 | 21,446,888 |
| Quest Diagnostics | 18,200 | 889,798 |
| Schering-Plough | 170,200 | 5,400,446 |
| St. Jude Medical | 39,400 [a] | 1,685,926 |
| Stryker | 34,100 | 2,214,454 |
| Tenet Healthcare | 53,950 [a] | 400,309 |
| Thermo Fisher Scientific | 48,000 [a] | 2,498,880 |
| UnitedHealth Group | 154,900 | 8,218,994 |
| Varian Medical Systems | 14,700 [a] | 620,487 |
| Waters | 11,600 [a] | 689,388 |
| Watson Pharmaceuticals | 11,650 [a] | 318,045 |
| WellPoint | 70,000 [a] | 5,527,900 |
| Wyeth | 153,950 | 8,544,225 |
| Zimmer Holdings | 27,120 [a] | 2,453,818 |
| | | **163,227,577** |
| **Industrial−7.3%** | | |
| Allied Waste Industries | 29,200 [a] | 390,404 |
| American Standard Cos. | 19,950 | 1,098,447 |
| Apollo Group, Cl. A | 16,000 [a] | 756,800 |
| Black & Decker | 7,550 | 684,936 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| Boeing | 90,244 | 8,392,692 |
| Burlington Northern Santa Fe | 41,017 | 3,590,628 |
| C.H. Robinson Worldwide | 19,800 | 1,058,508 |
| Caterpillar | 73,900 | 5,366,618 |
| CB Richard Ellis Group, Cl. A | 21,400 a | 724,390 |
| Centex | 13,628 | 610,126 |
| Cintas | 15,500 | 580,785 |
| Cooper Industries, Cl. A | 20,900 | 1,039,984 |
| CSX | 50,000 | 2,158,500 |
| Cummins | 11,894 | 1,096,151 |
| D.R. Horton | 31,200 | 692,016 |
| Deere & Co. | 25,900 | 2,833,460 |
| Eaton | 16,742 | 1,493,554 |
| Emerson Electric | 91,300 | 4,290,187 |
| FedEx | 35,092 | 3,700,100 |
| Fluor | 10,039 | 959,929 |
| General Dynamics | 46,400 | 3,642,400 |
| Goodrich | 14,300 | 812,812 |
| Honeywell International | 91,500 | 4,957,470 |
| Illinois Tool Works | 47,300 | 2,426,963 |
| Ingersoll-Rand, Cl. A | 35,200 | 1,571,680 |
| ITT Industries | 20,800 | 1,327,248 |
| KB Home | 8,800 | 388,168 |
| L-3 Communications Holdings | 14,200 | 1,277,006 |
| Lennar, Cl. A | 15,800 | 674,818 |
| Lockheed Martin | 40,550 | 3,898,477 |
| Masco | 44,818 | 1,219,498 |
| Molex | 16,225 | 484,803 |
| Monster Worldwide | 14,650 a | 616,033 |
| Norfolk Southern | 45,400 | 2,417,096 |
| Northrop Grumman | 40,012 | 2,946,484 |
| Paccar | 28,361 | 2,381,757 |
| Pall | 14,053 | 589,523 |
| Parker Hannifin | 13,290 | 1,224,541 |
| Pulte Homes | 24,292 | 653,455 |
| Raytheon | 51,000 | 2,730,540 |
| Robert Half International | 19,250 | 641,025 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| Rockwell Automation | 18,900 | 1,125,306 |
| Rockwell Collins | 19,200 | 1,260,864 |
| Ryder System | 6,950 | 365,848 |
| Snap-On | 6,750 | 367,875 |
| Stanley Works | 9,477 | 552,320 |
| Terex | 11,700 a | 910,845 |
| Textron | 14,350 | 1,458,964 |
| Tyco International | 226,182 | 7,380,319 |
| Union Pacific | 30,950 | 3,536,037 |
| United Parcel Service, Cl. B | 121,950 | 8,588,938 |
| United Technologies | 113,856 | 7,643,153 |
| Vulcan Materials | 10,850 | 1,341,820 |
| W.W. Grainger | 8,200 | 677,484 |
| Waste Management | 60,942 | 2,279,840 |
| | | **115,889,625** |
| **Information Technology−6.3%** | | |
| Affiliated Computer Services, Cl. A | 11,300 a | 676,983 |
| Altera | 40,800 | 919,632 |
| Amazon.com | 35,600 a | 2,183,348 |
| Autodesk | 26,500 a | 1,093,655 |
| Automatic Data Processing | 63,450 | 2,840,022 |
| Carnival | 50,600 | 2,473,834 |
| CBS, Cl. B | 84,400 | 2,681,388 |
| Clear Channel Communications | 56,750 | 2,010,653 |
| Cognizant Technology Solutions, Cl. A | 16,300 a | 1,457,220 |
| Comcast, Cl. A | 355,694 a | 9,482,802 |
| Computer Sciences | 19,850 a | 1,102,469 |
| Compuware | 36,750 a | 362,723 |
| Convergys | 15,550 a | 392,793 |
| DIRECTV Group | 88,600 a | 2,112,224 |
| Dollar General | 35,646 | 761,042 |
| E.W. Scripps, Cl. A | 9,500 | 411,350 |
| eBay | 130,000 a | 4,412,200 |
| Electronic Data Systems | 58,850 | 1,720,774 |
| Equifax | 14,250 | 567,150 |
| Fidelity National Information Services | 18,600 | 939,858 |
| First Data | 86,072 | 2,788,733 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Information Technology (continued)** | | |
| Fiserv | 19,550 [a] | 1,039,473 |
| Gannett | 26,850 | 1,532,061 |
| Google, Cl. A | 24,900 [a] | 11,737,362 |
| IAC/InterActiveCorp | 24,800 [a] | 945,376 |
| IMS Health | 22,300 | 654,059 |
| McGraw-Hill Cos. | 40,600 | 2,660,518 |
| Meredith | 4,460 | 258,323 |
| Moody's | 26,800 | 1,772,016 |
| New York Times, Cl. A | 16,486 | 385,772 |
| News, Cl. A | 268,300 | 6,007,237 |
| Omnicom Group | 19,150 | 2,005,196 |
| Paychex | 38,775 | 1,438,553 |
| R.R. Donnelley & Sons | 25,000 | 1,005,000 |
| Time Warner | 436,400 | 9,002,932 |
| Tribune | 20,341 | 667,185 |
| Unisys | 39,200 [a] | 307,328 |
| VeriSign | 28,000 [a] | 765,800 |
| Viacom, Cl. B | 79,200 [a] | 3,267,000 |
| Walt Disney | 234,300 | 8,195,814 |
| Yahoo! | 139,600 [a] | 3,914,384 |
| | | **98,952,242** |
| **Materials–3.4%** | | |
| 3M | 83,900 | 6,944,403 |
| Air Products & Chemicals | 24,750 | 1,893,375 |
| Alcoa | 99,438 | 3,529,055 |
| Allegheny Technologies | 11,633 | 1,274,744 |
| Ashland | 6,400 | 383,680 |
| Avery Dennison | 10,492 | 652,602 |
| Ball | 11,800 | 598,142 |
| Bemis | 12,000 | 398,640 |
| Consol Energy | 20,900 | 875,083 |
| Dow Chemical | 109,713 | 4,894,297 |
| E.I. du Pont de Nemours & Co. | 105,694 | 5,196,974 |
| Eastman Chemical | 9,526 | 644,910 |
| Ecolab | 20,350 | 874,846 |
| Freeport-McMoRan Copper & Gold, Cl. B | 42,878 | 2,879,686 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Materials (continued)** | | |
| Hercules | 13,250 [a] | 249,630 |
| International Flavors & Fragrances | 8,900 | 433,163 |
| International Paper | 51,738 | 1,951,557 |
| MeadWestvaco | 20,846 | 695,423 |
| Monsanto | 62,176 | 3,667,762 |
| Newmont Mining | 51,624 | 2,152,721 |
| Nucor | 34,400 | 2,183,024 |
| Peabody Energy | 30,300 | 1,453,794 |
| PPG Industries | 18,721 | 1,377,491 |
| Praxair | 36,600 | 2,362,530 |
| Rohm & Haas | 16,255 | 831,768 |
| Sealed Air | 18,462 | 607,400 |
| Sherwin-Williams | 12,800 | 816,256 |
| Sigma-Aldrich | 15,100 | 635,408 |
| Temple-Inland | 12,000 | 710,880 |
| United States Steel | 13,550 | 1,375,867 |
| Weyerhaeuser | 24,200 | 1,917,124 |
| | | **54,462,235** |
| **Oil & Gas Producers—9.6%** | | |
| Anadarko Petroleum | 52,950 | 2,470,647 |
| Apache | 37,826 | 2,742,385 |
| Baker Hughes | 36,670 | 2,947,901 |
| BJ Services | 33,500 | 960,110 |
| Chesapeake Energy | 46,800 | 1,579,500 |
| Chevron | 246,764 | 19,195,772 |
| ConocoPhillips | 188,081 | 13,043,417 |
| Devon Energy | 50,800 | 3,701,796 |
| El Paso | 79,836 | 1,197,540 |
| ENSCO International | 17,300 | 975,374 |
| EOG Resources | 27,900 | 2,048,976 |
| Exxon Mobil | 651,156 | 51,688,763 |
| Halliburton | 104,500 | 3,319,965 |
| Hess | 30,950 | 1,756,413 |
| Kinder Morgan | 12,300 | 1,310,688 |
| Marathon Oil | 39,585 | 4,019,857 |
| Murphy Oil | 21,500 | 1,191,960 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Oil & Gas Producers (continued)** | | |
| Nabors Industries | 31,900 a | 1,024,628 |
| National Oilwell Varco | 20,100 a | 1,705,485 |
| Noble | 15,350 | 1,292,624 |
| Occidental Petroleum | 95,900 | 4,862,130 |
| Questar | 9,800 | 951,874 |
| Rowan Cos. | 12,660 | 463,862 |
| Schlumberger | 134,800 | 9,952,284 |
| Smith International | 22,800 | 1,195,632 |
| Spectra Energy | 71,790 | 1,873,719 |
| Sunoco | 13,836 | 1,045,033 |
| Transocean | 33,550 a | 2,892,010 |
| Valero Energy | 69,100 | 4,852,893 |
| Weatherford International | 38,700 a | 2,031,363 |
| Williams Cos. | 68,400 | 2,017,800 |
| XTO Energy | 42,066 | 2,282,922 |
| | | **152,595,323** |
| **Technology–13.2%** | | |
| ADC Telecommunications | 13,350 a | 245,640 |
| Adobe Systems | 67,300 a | 2,796,988 |
| Advanced Micro Devices | 63,500 a | 877,570 |
| Agilent Technologies | 46,208 a | 1,588,169 |
| Altria Group | 240,000 | 16,540,800 |
| Analog Devices | 38,200 | 1,475,284 |
| Apple Computer | 98,600 a | 9,840,280 |
| Applied Materials | 159,750 | 3,070,395 |
| Avaya | 51,868 a | 670,135 |
| BMC Software | 23,350 a | 755,840 |
| Broadcom, Cl. A | 53,975 a | 1,756,886 |
| CA | 47,049 | 1,282,556 |
| Ciena | 9,771 a | 284,922 |
| Cisco Systems | 690,850 a | 18,473,329 |
| Citrix Systems | 20,650 a | 673,190 |
| Compass Bancshares | 14,900 | 1,015,882 |
| Corning | 179,500 a | 4,257,740 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Technology (continued)** | | |
| Danaher | 27,200 | 1,936,368 |
| Dell | 259,800 [a] | 6,549,558 |
| Dover | 23,400 | 1,126,008 |
| Electronic Arts | 35,500 [a] | 1,789,555 |
| EMC/Massachusetts | 241,100 [a] | 3,659,898 |
| Hewlett-Packard | 306,065 | 12,897,579 |
| Intel | 659,600 | 14,181,400 |
| International Business Machines | 172,200 | 17,600,562 |
| Intuit | 39,200 [a] | 1,115,240 |
| Jabil Circuit | 21,000 | 489,300 |
| JDS Uniphase | 24,162 [a] | 398,190 |
| Juniper Networks | 65,100 [a] | 1,455,636 |
| KLA-Tencor | 22,800 | 1,266,540 |
| Lexmark International, Cl. A | 11,000 [a] | 599,500 |
| Linear Technology | 34,200 | 1,279,764 |
| LSI | 88,432 [a] | 751,672 |
| Maxim Integrated Products | 36,650 | 1,162,538 |
| Micron Technology | 86,350 [a] | 990,434 |
| Microsoft | 985,550 | 29,507,367 |
| Motorola | 273,406 | 4,738,126 |
| National Semiconductor | 32,400 | 852,120 |
| NCR | 20,500 [a] | 1,033,200 |
| Network Appliance | 42,450 [a] | 1,579,564 |
| Novell | 38,500 [a] | 281,050 |
| Novellus Systems | 14,350 [a] | 464,510 |
| NVIDIA | 40,700 [a] | 1,338,623 |
| Oracle | 456,350 [a] | 8,579,379 |
| Pitney Bowes | 25,156 | 1,207,488 |
| PMC-Sierra | 24,450 [a] | 188,998 |
| QLogic | 18,200 [a] | 325,416 |
| QUALCOMM | 189,500 | 8,300,100 |
| SanDisk | 26,000 [a] | 1,129,700 |
| Sanmina-SCI | 60,150 [a] | 207,518 |
| Solectron | 102,550 [a] | 343,542 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---:|---:|
| **Technology (continued)** | | |
| Sun Microsystems | 411,800 [a] | 2,149,596 |
| Symantec | 105,766 [a] | 1,861,482 |
| Tektronix | 9,268 | 272,387 |
| Tellabs | 50,050 [a] | 531,531 |
| Teradyne | 21,750 [a] | 379,538 |
| Texas Instruments | 165,100 | 5,674,487 |
| Xerox | 108,498 [a] | 2,007,213 |
| Xilinx | 38,000 | 1,120,240 |
| | | **208,928,523** |
| **Telecommunication Services–3.4%** | | |
| Alltel | 41,250 | 2,585,963 |
| AT & T | 714,131 | 27,651,152 |
| CenturyTel | 12,700 | 584,835 |
| Citizens Communications | 38,700 | 602,559 |
| Embarq | 17,260 | 1,036,290 |
| Qwest Communications International | 179,374 [a] | 1,592,841 |
| Sprint Nextel | 332,003 | 6,650,020 |
| Verizon Communications | 332,792 | 12,705,999 |
| Windstream | 54,500 | 796,790 |
| | | **54,206,449** |
| **Utilities–3.5%** | | |
| AES | 76,000 [a] | 1,671,240 |
| Allegheny Energy | 18,800 [a] | 1,005,048 |
| Ameren | 23,650 | 1,243,281 |
| American Electric Power | 45,390 | 2,279,486 |
| CenterPoint Energy | 36,644 | 690,007 |
| CMS Energy | 25,550 | 473,186 |
| Consolidated Edison | 29,500 | 1,512,170 |
| Constellation Energy Group | 20,650 | 1,840,328 |
| Dominion Resources/VA | 39,934 | 3,641,981 |
| DTE Energy | 20,300 | 1,026,977 |
| Duke Energy | 143,780 | 2,950,366 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Utilities (continued)** | | |
| Dynergy, Cl. A | 45,692 [a] | 429,962 |
| Edison International | 37,300 | 1,952,655 |
| Entergy | 22,650 | 2,562,621 |
| Exelon | 76,674 | 5,781,986 |
| FirstEnergy | 36,531 | 2,500,182 |
| FPL Group | 46,400 | 2,986,768 |
| Integrys Energy | 8,646 | 485,041 |
| KeySpan | 20,100 | 832,341 |
| Nicor | 5,150 | 263,886 |
| NiSource | 31,350 | 770,896 |
| PG & E | 40,100 | 2,029,060 |
| Pinnacle West Capital | 11,400 | 550,506 |
| PPL | 44,000 | 1,918,840 |
| Progress Energy | 29,424 | 1,487,383 |
| Public Service Enterprise Group | 28,950 | 2,502,727 |
| Sempra Energy | 30,042 | 1,907,066 |
| Southern | 85,650 | 3,236,714 |
| TECO Energy | 24,000 | 430,800 |
| TXU | 52,540 | 3,445,573 |
| Xcel Energy | 46,680 | 1,124,521 |
| | | **55,533,598** |
| **Total Common Stocks** | | |
| (cost $1,019,964,697) | | **1,515,447,673** |

| Short-Term Investments–.2% | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Treasury Bills:** | | |
| 4.85%, 7/5/07 | 3,000,000 [b] | 2,974,260 |
| 5.02%, 5/10/07 | 100,000 [b] | 99,885 |
| 5.03%, 5/3/07 | 150,000 | 149,962 |
| **Total Short-Term Investments** | | |
| (cost $3,223,562) | | **3,224,107** |

| Other Investment—4.7% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $74,653,000) | 74,653,000 c | **74,653,000** |
| **Total Investments** (cost $1,097,841,259) | **100.7%** | **1,593,324,780** |
| **Liabilities, Less Cash and Receivables** | **(.7%)** | **(11,852,056)** |
| **Net Assets** | **100.0%** | **1,581,472,724** |

*a  Non-income producing security.*
*b  All or partially held by a broker as collateral for open financial futures positions.*
*c  Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 23.5 | Short-Term/ | |
| Technology | 13.2 | Money Market Investments | 4.9 |
| Health Care | 10.3 | Utilities | 3.5 |
| Oil & Gas Producers | 9.6 | Telecommunication Services | 3.4 |
| Industrial | 7.3 | Materials | 3.4 |
| Consumer Staples | 6.5 | Consumer Hard Goods | 2.2 |
| Consumer Cyclical | 6.3 | Consumer Discretionary | .3 |
| Information Technology | 6.3 | | **100.7** |

*†  Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

April 30, 2007 (Unaudited)

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation at 4/30/2007 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| Standard & Poor's 500 | 181 | 67,350,100 | June 2007 | **2,817,188** |

# STATEMENT OF ASSETS AND LIABILITIES
April 30, 2007 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | | |
|   Unaffiliated issuers | 1,023,188,259 | 1,518,671,780 |
|   Affiliated issuers | 74,653,000 | 74,653,000 |
| Cash | | 839,982 |
| Dividends and interest receivable | | 1,486,763 |
| Receivable for shares of Capital Stock subscribed | | 253,453 |
| | | **1,595,904,978** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(a) | | 254,784 |
| Payable for investment securities purchased | | 11,971,057 |
| Payable for shares of Capital Stock redeemed | | 1,591,377 |
| Payable for future variation margin–Note 4 | | 615,036 |
| | | **14,432,254** |
| **Net Assets ($)** | | **1,581,472,724** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 1,145,501,643 |
| Accumulated undistributed investment income–net | | 8,145,246 |
| Accumulated net realized gain (loss) on investments | | (70,474,874) |
| Accumulated net unrealized appreciation (depreciation) on investments (including $2,817,188 net unrealized appreciation on financial futures) | | 498,300,709 |
| **Net Assets ($)** | | **1,581,472,724** |
| **Shares Outstanding** | | |
| (150 million shares of $.001 par value Capital Stock authorized) | | 51,191,875 |
| **Net Asset Value,** offering and redemption price per share ($) | | **30.89** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
|   Unaffiliated issuers | 14,489,912 |
|   Affiliated issuers | 873,202 |
| Interest | 67,380 |
| Income from securities lending | 21,843 |
| **Total Income** | **15,452,337** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,493,099 |
| Loan commitment fees–Note 2 | 16,855 |
| Interest expense–Note 2 | 312 |
| **Total Expenses** | **1,510,266** |
| **Investment Income–Net** | **13,942,071** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 25,672,530 |
| Net realized gain (loss) on financial futures | 429,800 |
| **Net Realized Gain (Loss)** | **26,102,330** |
| Net unrealized appreciation (depreciation) on investments | |
|   (including $2,346,338 net unrealized appreciation on financial futures) | 83,001,281 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **109,103,611** |
| **Net Increase in Net Assets Resulting from Operations** | **123,045,682** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income−net | 13,942,071 | 26,165,416 |
| Net realized gain (loss) on investments | 26,102,330 | 119,982,152 |
| Net unrealized appreciation (depreciation) on investments | 83,001,281 | 67,468,660 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **123,045,682** | **213,616,228** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income−net** | **(13,345,519)** | **(25,690,689)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 210,912,985 | 293,848,249 |
| Dividends reinvested | 10,999,221 | 21,961,363 |
| Cost of shares redeemed | (205,626,628) | (481,651,128) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **16,285,578** | **(165,841,516)** |
| **Total Increase (Decrease) in Net Assets** | **125,985,741** | **22,084,023** |
| **Net Assets ($):** | | |
| Beginning of Period | 1,455,486,983 | 1,433,402,960 |
| **End of Period** | **1,581,472,724** | **1,455,486,983** |
| Undistributed investment income−net | 8,145,246 | 7,548,694 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 7,118,594 | 10,975,257 |
| Shares issued for dividends reinvested | 378,999 | 835,531 |
| Shares redeemed | (6,960,712) | (18,070,912) |
| **Net Increase (Decrease) in Shares Outstanding** | **536,881** | **(6,260,124)** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 28.73 | 25.18 | 23.66 | 21.99 | 18.51 | 22.16 |
| Investment Operations: | | | | | | |
| Investment income—net[a] | .27 | .47 | .48 | .35 | .31 | .29 |
| Net realized and unrealized gain (loss) on investments | 2.15 | 3.54 | 1.52 | 1.65 | 3.45 | (3.64) |
| Total from Investment Operations | 2.42 | 4.01 | 2.00 | 2.00 | 3.76 | (3.35) |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.26) | (.46) | (.48) | (.33) | (.28) | (.30) |
| Net asset value, end of period | 30.89 | 28.73 | 25.18 | 23.66 | 21.99 | 18.51 |
| **Total Return (%)** | 8.50[b] | 16.13 | 8.48 | 9.19 | 20.56 | (15.32) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .10[b] | .20 | .20 | .20 | .20 | .20 |
| Ratio of net investment income to average net assets | .93[b] | 1.77 | 1.91 | 1.51 | 1.59 | 1.35 |
| Portfolio Turnover Rate | 3.00[b] | 5.12 | 9.01 | 4.21 | 8.01 | 4.72 |
| Net Assets, end of period ($ x 1,000) | 1,581,473 | 1,455,487 | 1,433,403 | 1,338,323 | 1,331,547 | 1,114,140 |

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

**NOTE 1—Significant Accounting Policies:**

Dreyfus BASIC S&P 500 Stock Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index primarily through investments in equity securities. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $67,588,647 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2006. If not applied, $22,218,197 of the carryover expires in fiscal 2011 and $45,370,450 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 was as follows: ordinary income $25,690,689. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2007, was $10,900 with a related weighted average annualized interest rate of 5.75%.

### NOTE 3—Investment Management Fee And Other Transactions with Affiliates:

**(a)** Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third and/or affiliated parties to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .20% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The component of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $254,784.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities and financial futures, during the period ended April 30, 2007, amounted to $43,945,236 and $66,746,075, respectively.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contract at the close of each day's trading. Typically, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2007, are set forth in the Statement of Financial Futures.

At April 30, 2007, accumulated net unrealized appreciation on investments was $495,483,521, consisting of $564,789,749 gross unrealized appreciation and $69,306,228 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail no-load and front-end load pure S&P 500(r) index funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional S&P 500 index funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was above the Performance Group and Performance Universe medians for the 1-, 2-, 3-, 4-, 5- and 10-year periods ended November 30, 2006. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year since the fund's inception.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee" structure, the Board members noted that the fund's management fee and expense ratio were below their respective Expense Group and Expense Universe medians, except that the management fee was above the Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds and Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- The Board was satisfied with the fund's performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

NOTES

# For More Information

**Dreyfus BASIC**
**S&P 500 Stock Index Fund**
200 Park Avenue
New York, NY 10166

**Manager**
The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &**
**Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbol:**  DSPIX

---

**Telephone** 1-800-645-6561

**Mail**  The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail**  Send your request to info@dreyfus.com

**Internet**  Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0713SA0407

# Dreyfus
# Bond Market
# Index Fund

**SEMIANNUAL REPORT** April 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Bond Market Index Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in fixed-income markets, and your financial advisor can help determine the appropriate asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

Laurie Carroll, Portfolio Manager

### How did Dreyfus Bond Market Index Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund achieved total returns of 2.48% for its Investor shares and 2.50% for its BASIC shares.[1] The fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), achieved a total return of 2.64% for the same period.[2]

The bond market produced respectable positive absolute returns during the reporting period in an environment of slower U.S. economic growth, low unemployment, generally subdued inflation and stable interest rates.

### What is the fund's investment approach?

The fund seeks to match the total return of the Index. To pursue this goal, the fund normally invests at least 80% of its assets in bonds that are included in the Index. To maintain liquidity, the fund may invest up to 20% of its assets in various short-term, fixed-income securities and money market instruments.

While the fund seeks to mirror the returns of the Index, it does not hold the same number of bonds. Instead, the fund holds approximately 850 securities as compared to 6,500 securities in the Index. The fund's average duration — a measure of sensitivity to changing interest rates — generally remains neutral to the Index. As of April 30, 2007, the average duration of the fund was approximately 4.47 years.

### What other factors influenced the fund's performance?

Most sectors of the bond market delivered positive, if modest, returns during the reporting period. The bond market was influenced by low unemployment and a gradual slowing of U.S. economic growth, led primarily by weakness in the housing market. Bonds also generally responded positively to stable short-term interest rates, as the Federal

Reserve Board (the "Fed") left the overnight federal funds rate unchanged at 5.25% at each of its three meetings of its Federal Open Market Committee during the reporting period.

In late February 2007, investors grew concerned that rising delinquencies among the sub-prime mortgage holders stemming from a slowdown in the housing market might adversely affect consumer spending and derail economic growth. In fact, real GDP growth slowed to an estimated annualized rate of 1.3% in the first quarter of 2007, down from a rate of 2.5% in the fourth quarter of 2006. However, aside from a brief sell-off in corporate bonds and stocks in late February and early March, the impact of the sub-prime mortgage debacle on other segments of the bond market was limited.

Investment-grade corporate bonds produced some of the Index's better returns in an environment of rising corporate profits, low default rates and robust investor demand for higher levels of current income. However, performance varied widely among the various corporate bond market sectors during the reporting period. For instance, finance companies and brokers with heavy exposure to the sub-prime mortgage market produced disappointing returns, while banks with robust international operations fared relatively well. Within the utilities sector, bonds issued by electricity producers gained value due to greater demand for electric power in a moderately growing economy. Most bonds from issuers in the industrials sector performed well, with the notable exception of homebuilders and railroads, the latter of which lagged due to takeover speculation.

Mortgage-backed securities, which comprise almost one-third of the Index, also fared relatively well during the reporting period. Stable interest rates and the slowing housing market benefited mortgage-backed securities, which tend to perform well when fewer homeowners refinance their mortgages, primarily because it reduces the risk of larger-than-expected prepayments of existing mortgages. In addition, commercial mortgage-backed securities produced generally attractive returns, bolstered by low default rates, ongoing mergers-and-acquisitions activity and strong commercial real estate markets across the country. Finally, U.S. government agency securities and U.S. Treasury securities contributed positively to the Index's performance, albeit to a lesser degree than other market sectors, amid robust demand from overseas investors.

Another noteworthy development in the bond market during the reporting period was the U.S. Treasury's decision to discontinue issuance of its three-year note. The decision was largely based on sizeable increases in tax receipts from corporations and individuals and recent forecasts of corporate profits, stock prices and employment that suggest these trends are likely to continue over the near term.

### What is the fund's current strategy?

As always, we intend to continue to employ our strategy of closely monitoring the Index in an attempt to replicate its return. Accordingly, as of April 30, 2007, approximately 37% of the fund's assets were invested in mortgage-backed securities, 25% in corporate bonds and asset-backed securities, 24% in U.S. Treasury securities, 10% in U.S. government agency bonds and 4% in securitized assets. In addition, all of the fund's corporate securities were at least BBB-rated or better as of the reporting period's end, which is closely aligned with the overall credit quality of the Index.

May 15, 2007

[1]  *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2]  *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Bond Market Index Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Investor Shares | BASIC Shares |
|---|---|---|
| Expenses paid per $1,000† | $    2.10 | $    .75 |
| Ending value (after expenses) | $1,024.80 | $1,025.00 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Investor Shares | BASIC Shares |
|---|---|---|
| Expenses paid per $1,000† | $    2.01 | $    .75 |
| Ending value (after expenses) | $1,022.81 | $1,024.05 |

† *Expenses are equal to the fund's annualized expense ratio of .40% for Investor shares and .15% for Basic shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

| Bonds and Notes−97.2% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Aerospace & Defense−.3%** | | | | |
| Boeing, Debs. | 7.25 | 6/15/25 | 150,000 | 178,794 |
| Northrop Grumman, Debs. | 7.75 | 3/1/16 | 540,000 | 627,911 |
| Raytheon, Debs. | 7.20 | 8/15/27 | 150,000 | 174,759 |
| United Technologies, Unsub. Notes | 4.88 | 5/1/15 | 500,000 | 486,773 |
| United Technologies, Debs. | 8.75 | 3/1/21 | 50,000 | 64,158 |
| | | | | **1,532,395** |
| **Agricultural−.1%** | | | | |
| Archer-Daniels-Midland, Debs. | 7.13 | 3/1/13 | 300,000 | **325,316** |
| **Airlines−.0%** | | | | |
| Continental Airlines, Pass-Through Certificates, Ser. 974A | 6.90 | 7/2/19 | 143,295 | **151,266** |
| **Asset-Backed Ctfs./ Auto Receivables−.6%** | | | | |
| Americredit Automobile Receivables Trust, Ser. 2006-RM, Cl. A2 | 5.42 | 8/8/11 | 500,000 | 502,595 |
| BMW Vehicle Owner Trust, Ser. 2005-A, Cl. A4 | 4.28 | 2/25/10 | 1,800,000 | 1,785,625 |
| Honda Auto Receivables Owner Trust, Ser. 2006-1, Cl. A3 | 5.07 | 2/18/10 | 350,000 | 349,727 |
| | | | | **2,637,947** |
| **Asset-Backed Ctfs./Credit Cards−.3%** | | | | |
| Bank One Issuance Trust, Ser. 2004-A1, Cl. A1 | 3.45 | 10/17/11 | 950,000 | 925,839 |
| Citibank Credit Card Issuance Trust, Ser. 2005-A4, Cl. A4 | 4.40 | 6/20/14 | 500,000 | 486,388 |
| | | | | **1,412,227** |
| **Asset-Backed Ctfs./ Home Equity Loans−.4%** | | | | |
| Centex Home Equity, Ser. 2005-C, Cl. AF5 | 5.05 | 6/25/35 | 200,000 [a] | 197,319 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./**<br>**Home Equity Loans (continued)** | | | | |
| Countrywide Asset-Backed<br>Certificates, Ser. 2006-11,<br>Cl. 1 AF4 | 6.30 | 9/25/46 | 1,000,000 | 1,015,143 |
| CPL Transition Funding,<br>Ser. 2002-1, Cl. A4 | 5.96 | 7/15/15 | 550,000 | 568,848 |
| Peco Energy Transition Trust,<br>Ser. 1999-A, Cl. A7 | 6.13 | 3/1/09 | 235,000 | 236,518 |
| | | | | **2,017,828** |
| **Automobile Manufacturers−.4%** | | | | |
| Chrysler,<br>Debs. | 7.45 | 3/1/27 | 50,000 | 57,477 |
| DaimlerChrysler N.A. Holding,<br>Gtd. Notes | 4.05 | 6/4/08 | 1,225,000 | 1,208,222 |
| DaimlerChrysler N.A. Holding,<br>Gtd. Notes | 7.30 | 1/15/12 | 400,000 | 431,734 |
| | | | | **1,697,433** |
| **Banks−3.3%** | | | | |
| Abbey National,<br>Sub. Debs. | 7.95 | 10/26/29 | 350,000 | 443,385 |
| Bank of America,<br>Unscd. Notes | 5.13 | 11/15/14 | 350,000 | 347,056 |
| Bank of America,<br>Sr. Notes | 5.63 | 10/14/16 | 575,000 | 587,368 |
| Bank of America,<br>Sub. Notes | 7.80 | 2/15/10 | 500,000 | 535,457 |
| Bank One,<br>Sub. Notes | 5.90 | 11/15/11 | 500,000 | 514,563 |
| Bayerische Landesbank/New York,<br>Sub. Notes | 5.88 | 12/1/08 | 300,000 | 302,888 |
| BB & T,<br>Sub. Notes | 4.75 | 10/1/12 | 325,000 | 318,724 |
| Dresdner Bank-New York,<br>Sub. Debs. | 7.25 | 9/15/15 | 145,000 | 162,710 |
| First Tennessee Bank,<br>Sub. Notes | 5.65 | 4/1/16 | 250,000 | 248,057 |
| FleetBoston Financial,<br>Sub. Notes | 7.38 | 12/1/09 | 175,000 | 184,118 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Banks (continued)** | | | | |
| HSBC Holdings, Unscd. Notes | 6.50 | 5/2/36 | 250,000 | 268,706 |
| HSBC Holdings, Sub. Notes | 7.50 | 7/15/09 | 200,000 | 209,994 |
| KeyBank N.A., Sub. Debs. | 6.95 | 2/1/28 | 100,000 | 110,163 |
| KFW International Finance, Gtd. Debs. | 8.00 | 2/15/10 | 35,000 | 37,650 |
| KFW, Gov't Gtd. Notes | 3.25 | 3/30/09 | 1,250,000 | 1,211,973 |
| KFW, Gov't Gtd. Bonds | 4.13 | 10/15/14 | 350,000 [b] | 335,301 |
| KFW, Gov't Gtd. Notes | 4.88 | 1/17/17 | 550,000 | 548,279 |
| Korea Development Bank, Notes | 5.50 | 11/13/12 | 350,000 | 355,805 |
| Landwirtschaftliche Rentenbank, Gov't Gtd. Notes, Ser. 6 | 3.88 | 9/4/08 | 1,175,000 | 1,156,690 |
| National City Bank/Cleveland, OH, Bonds | 4.50 | 3/15/10 | 1,275,000 | 1,251,775 |
| NationsBank, Sub. Notes | 7.80 | 9/15/16 | 160,000 | 187,341 |
| NB Capital Trust IV, Gtd. Cap. Secs. | 8.25 | 4/15/27 | 55,000 | 57,209 |
| Oester Kontrollbank, Govt. Gtd. Notes | 4.88 | 2/16/16 | 500,000 | 496,088 |
| PNC Funding, Gtd. Notes | 5.25 | 11/15/15 | 225,000 | 222,334 |
| Royal Bank of Scotland Group, Sub. Notes | 6.38 | 2/1/11 | 410,000 | 428,696 |
| Sanwa Finance Aruba, Bank Gtd. Notes | 8.35 | 7/15/09 | 150,000 | 159,736 |
| SouthTrust, Sub. Notes | 5.80 | 6/15/14 | 500,000 | 513,351 |
| Sovereign Bancorp, Sr. Notes | 4.80 | 9/1/10 | 500,000 [a] | 492,563 |
| State Street Bank & Trust, Sub. Notes | 5.25 | 10/15/18 | 200,000 | 196,536 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Banks (continued)** | | | | |
| Suntrust Capital VIII, Gtd. Bonds | 6.10 | 12/1/66 | 335,000 [a] | 319,693 |
| U.S. Bank N.A., Sub. Notes | 6.38 | 8/1/11 | 100,000 | 104,829 |
| Union Planters, Sr. Unscd. Notes | 4.38 | 12/1/10 | 400,000 | 392,396 |
| Wachovia Bank N.A., Sub. Notes | 5.00 | 8/15/15 | 250,000 | 244,104 |
| Washington Mutual Bank/Henderson, NV, Sub. Notes | 5.13 | 1/15/15 | 400,000 | 385,845 |
| Wells Fargo & Co., Sub. Notes | 6.38 | 8/1/11 | 420,000 | 440,511 |
| Wells Fargo Bank N.A., Sub. Notes | 5.75 | 5/16/16 | 750,000 | 774,611 |
| Westpac Banking, Sub. Notes | 4.63 | 6/1/18 | 500,000 | 466,603 |
| Zions Bancorporation, Sub. Notes | 6.00 | 9/15/15 | 250,000 | 255,332 |
| | | | | **15,268,440** |
| **Building & Construction−.3%** | | | | |
| CRH America, Gtd. Notes | 5.30 | 10/15/13 | 500,000 | 492,273 |
| D.R. Horton, Sr. Unsub. Notes | 6.50 | 4/15/16 | 140,000 [b] | 137,441 |
| Masco, Sr. Unsub. Bonds | 4.80 | 6/15/15 | 300,000 | 275,304 |
| Pulte Homes, Sr. Notes | 5.25 | 1/15/14 | 500,000 | 470,482 |
| | | | | **1,375,500** |
| **Building and Industrial Supplies−.2%** | | | | |
| Home Depot, Sr. Notes | 3.75 | 9/15/09 | 1,000,000 | **970,328** |
| **Chemicals−.3%** | | | | |
| Lubrizol, Sr. Notes | 5.50 | 10/1/14 | 150,000 | 147,485 |
| Potash of Saskatchewan, Unscd. Notes | 7.75 | 5/31/11 | 200,000 | 218,340 |
| Praxair, Unscd. Notes | 2.75 | 6/15/08 | 900,000 | 875,491 |
| | | | | **1,241,316** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial & Professional Services−.2%** | | | | |
| R.R. Donnelley & Sons, Sr. Unscd. Notes | 4.95 | 5/15/10 | 750,000 | **740,537** |
| **Commercial Mortgage Pass-Through Ctfs.−4.8%** | | | | |
| Banc of America Commercial Mortgage, Ser. 2005-3, Cl. A4 | 4.67 | 7/10/43 | 1,000,000 | 958,723 |
| Banc of America Commercial Mortgage, Ser. 2000-2, Cl. A2 | 7.20 | 9/15/32 | 600,000 | 629,429 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2005-PWR9, Cl. A4A | 4.87 | 9/11/42 | 900,000 | 873,810 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. A4 | 5.90 | 9/11/38 | 850,000 [a] | 875,291 |
| Bear Stearns Commercial Mortgage Securities, Ser. 1999-WF2, Cl. A2 | 7.08 | 7/15/31 | 250,000 | 257,250 |
| Chase Commercial Mortgage Securities, Ser. 2000-3, Cl. A2 | 7.32 | 10/15/32 | 450,000 | 474,868 |
| Chase Commercial Mortgage Securities, Ser. 2000-2, Cl. A2 | 7.63 | 7/15/32 | 250,000 | 266,920 |
| Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2005-CD1, Cl. A4 | 5.40 | 7/15/44 | 500,000 [a] | 499,928 |
| Commercial Mortgage Pass-Through Ctfs., Ser. 2005-LP5, Cl. A2 | 4.63 | 5/10/43 | 1,500,000 | 1,480,788 |
| Credit Suisse Mortgage Capital Ctfs., Ser. 2006-C3, Cl. A3 | 6.02 | 6/15/38 | 500,000 [a] | 518,433 |
| CS First Boston Mortgage Securities, Ser. 2002-CKP1, Cl. A3 | 6.44 | 12/15/35 | 675,000 | 709,001 |
| CS First Boston Mortgage Securities, Ser. 1999-C1, Cl. A2 | 7.29 | 9/15/41 | 983,472 | 1,017,030 |
| GE Capital Commercial Mortgage, Ser. 2002-1A, Cl. A3 | 6.27 | 12/10/35 | 850,000 | 887,062 |
| GMAC Commercial Mortgage Securities, Ser. 1998-C2, Cl. A2 | 6.42 | 5/15/35 | 878,678 | 886,525 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial Mortgage Pass-Through Ctfs. (continued)** | | | | |
| GMAC Commercial Mortgage Securities, Ser. 1998-C1, Cl. A2 | 6.70 | 5/15/30 | 135,455 | 136,413 |
| Greenwich Capital Commercial Funding, Ser. 2005-GG5, Cl. A5 | 5.22 | 4/10/37 | 1,000,000 a | 994,194 |
| GS Mortgage Securities II, Ser. 2005-GG4, Cl. A3 | 4.61 | 7/10/39 | 775,000 | 754,467 |
| Heller Financial Commercial Mortgage Asset, Ser. 1999-PH1, Cl. A2 | 6.85 | 5/15/31 | 643,063 | 654,907 |
| J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2004-CB8, Cl. A4 | 4.40 | 1/12/39 | 1,000,000 | 950,622 |
| J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP3, Cl. A4A | 4.94 | 8/15/42 | 600,000 a | 584,035 |
| J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-CB14, Cl. A4 | 5.48 | 12/12/44 | 500,000 a | 503,849 |
| LB Commercial Conduit Mortgage Trust, Ser. 1999-C2, Cl. A2 | 7.33 | 10/15/32 | 200,000 | 207,201 |
| LB-UBS Commercial Mortgage Trust, Ser. 2005-C3, Cl. AJ | 4.84 | 7/15/40 | 500,000 | 480,533 |
| LB-UBS Commercial Mortgage Trust, Ser. 2004-C6, Cl. A6 | 5.02 | 8/15/29 | 275,000 a | 270,977 |
| LB-UBS Commercial Mortgage Trust, Ser. 2000-C3, Cl. A2 | 7.95 | 5/15/25 | 1,099,816 | 1,166,856 |
| Merrill Lynch Mortgage Trust, Ser. 2003-KEY1, Cl. A4 | 5.24 | 11/12/35 | 500,000 a | 499,472 |
| Morgan Stanley Capital I, Ser. 2004-T13, Cl. A4 | 4.66 | 9/13/45 | 1,000,000 | 966,642 |
| Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A4 | 5.73 | 7/12/44 | 500,000 a | 512,038 |
| Morgan Stanley Dean Witter Capital I, Ser. 2003-HQ2, Cl. A2 | 4.92 | 3/12/35 | 500,000 | 492,476 |
| Salomon Brothers Mortgage Securities VII, Ser. 2000-C1, Cl. A2 | 7.52 | 12/18/09 | 300,000 | 313,797 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial Mortgage Pass-Through Ctfs. (continued)** | | | | |
| Wachovia Bank Commercial Mortgage Trust, Ser. 2005-C20, Cl. A7 | 5.12 | 7/15/42 | 800,000 [a] | 789,304 |
| Wachovia Bank Commercial Mortgage Trust, Ser. 2004-C11, Cl. A5 | 5.22 | 1/15/41 | 800,000 | 796,766 |
| Wachovia Bank Commercial Mortgage Trust, Ser. 2006-C27, Cl. A3 | 5.77 | 7/15/45 | 1,150,000 [a] | 1,179,715 |
| | | | | **22,589,322** |
| **Consumer Products−.2%** | | | | |
| Avon Products, Notes | 4.20 | 7/15/18 | 250,000 | 222,591 |
| Procter & Gamble, Unsub. Notes | 6.88 | 9/15/09 | 750,000 | 781,943 |
| | | | | **1,004,534** |
| **Diversified Financial Services−4.5%** | | | | |
| Bear Stearns Cos., Notes | 4.00 | 1/31/08 | 2,500,000 | 2,477,840 |
| Bear Stearns Cos., Sub. Notes | 5.55 | 1/22/17 | 500,000 | 496,535 |
| Capital One Bank, Notes | 4.25 | 12/1/08 | 275,000 | 271,068 |
| CIT Group Funding, Gtd. Notes | 4.65 | 7/1/10 | 1,375,000 [a] | 1,351,134 |
| Citigroup, Sr. Unscd. Notes | 6.00 | 2/21/12 | 750,000 [b] | 778,994 |
| Citigroup, Sub. Notes | 6.13 | 8/25/36 | 500,000 | 517,327 |
| Citigroup, Debs. | 6.63 | 1/15/28 | 100,000 | 109,867 |
| Countrywide Home Loans, Gtd. Notes, Ser. L | 4.00 | 3/22/11 | 750,000 | 712,893 |
| Credit Suisse USA, Notes | 5.50 | 8/15/13 | 1,000,000 [b] | 1,015,552 |
| European Investment Bank, Bonds | 4.88 | 1/17/17 | 350,000 | 349,439 |
| General Electric Capital, Sr. Unscd. Notes | 5.00 | 1/8/16 | 375,000 [b] | 367,529 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| General Electric Capital, Notes, Ser. A | 5.45 | 1/15/13 | 650,000 | 659,222 |
| General Electric Capital, Notes, Ser. A | 6.75 | 3/15/32 | 400,000 | 456,890 |
| General Electric Capital, Unscd. Debs. | 8.30 | 9/20/09 | 15,000 | 16,122 |
| Goldman Sachs Group, Gtd. Cap. Secs. | 6.35 | 2/15/34 | 350,000 | 354,941 |
| Goldman Sachs Group, Notes | 6.60 | 1/15/12 | 2,500,000 | 2,642,455 |
| Goldman Sachs Group, Notes | 7.35 | 10/1/09 | 100,000 | 105,276 |
| Household Finance, Notes | 4.75 | 7/15/13 | 700,000 | 678,269 |
| Household Finance, Notes | 8.00 | 7/15/10 | 630,000 | 682,119 |
| International Lease Finance, Sr. Notes | 5.00 | 4/15/10 | 1,200,000 | 1,198,074 |
| Jefferies Group, Sr. Unscd. Debs. | 6.25 | 1/15/36 | 200,000 | 194,650 |
| JPMorgan Chase & Co., Sub. Notes | 6.75 | 2/1/11 | 1,000,000 | 1,052,681 |
| Lehman Brothers Holdings, Sr. Unscd. Notes | 6.63 | 1/18/12 | 650,000 | 687,517 |
| MBNA America Bank N.A., Sub. Notes | 6.75 | 3/15/08 | 100,000 | 101,094 |
| Merrill Lynch & Co., Notes | 5.45 | 7/15/14 | 565,000 | 568,359 |
| Merrill Lynch & Co., Sub. Notes | 6.05 | 5/16/16 | 575,000 | 593,736 |
| Merrill Lynch & Co., Notes | 6.88 | 11/15/18 | 150,000 | 165,785 |
| Morgan Stanley, Sr. Unscd. Notes | 7.25 | 4/1/32 | 300,000 | 348,725 |
| National Rural Utilities Cooperative Finance, Coll. Trust Notes | 4.38 | 10/1/10 | 600,000 | 587,596 |
| Residential Capital, Gtd. Notes | 6.38 | 6/30/10 | 435,000 | 436,471 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| SLM, Notes, Ser. A | 5.00 | 4/15/15 | 700,000 | 617,791 |
| Toyota Motor Credit, Unscd. Notes | 4.35 | 12/15/10 | 150,000 | 146,855 |
| UBS Paine Webber Group, Sr. Notes | 6.55 | 4/15/08 | 150,000 | 150,861 |
| | | | | **20,893,667** |
| **Diversified Metals & Mining−.3%** | | | | |
| Alcan, Debs. | 7.25 | 3/15/31 | 350,000 | 390,963 |
| Alcoa, Sr. Notes | 5.72 | 2/23/19 | 112,000 c | 112,037 |
| Inco, Bonds | 7.20 | 9/15/32 | 100,000 | 110,566 |
| Noranda, Notes | 5.50 | 6/15/17 | 165,000 | 164,672 |
| Vale Overseas, Gtd. Notes | 6.25 | 1/23/17 | 400,000 | 411,202 |
| | | | | **1,189,440** |
| **Electric Utilities−1.4%** | | | | |
| Cincinnati Gas & Electric, Unscd. Debs. | 5.70 | 9/15/12 | 185,000 | 188,741 |
| Cleveland Electris Illumination, Sr. Unscd. Notes | 5.70 | 4/1/17 | 150,000 | 149,935 |
| Consolidated Edison of New York, Notes | 6.20 | 6/15/36 | 200,000 | 210,905 |
| Constellation Energy Group, Notes | 7.60 | 4/1/32 | 250,000 | 288,856 |
| Consumers Energy, First Mortgage Bonds | 5.50 | 8/15/16 | 200,000 | 199,622 |
| Dominion Resources, Sr. Notes | 6.30 | 3/15/33 | 100,000 | 103,119 |
| Exelon, Sr. Unscd. Notes | 4.90 | 6/15/15 | 500,000 | 475,668 |
| FirstEnergy, Unsub. Notes, Ser. C | 7.38 | 11/15/31 | 120,000 | 138,171 |
| Florida Power & Light, First Mortgage Bonds | 5.63 | 4/1/34 | 250,000 | 246,778 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Electric Utilities (continued)** | | | | |
| Hydro-Quebec, Gov't Gtd. Notes, Ser. HH | 8.50 | 12/1/29 | 200,000 | 279,032 |
| Hydro-Quebec, Gov't Gtd. Debs., Ser. HK | 9.38 | 4/15/30 | 20,000 | 30,213 |
| MidAmerican Energy Holdings, Sr. Unscd. Notes | 5.88 | 10/1/12 | 950,000 | 982,072 |
| NiSource Finance, Gtd. Notes | 5.40 | 7/15/14 | 150,000 | 147,691 |
| Ohio Power, Sr. Notes, Ser. F | 5.50 | 2/15/13 | 400,000 | 403,410 |
| Oncor Electric Delivery, Scd. Notes | 7.00 | 5/1/32 | 250,000 | 274,939 |
| Pacific Gas & Electric, Unscd. Bonds | 6.05 | 3/1/34 | 100,000 | 102,558 |
| PPL Electric Utilities, Scd. Bonds | 6.25 | 8/15/09 | 300,000 | 307,488 |
| Progress Energy, Sr. Notes | 7.10 | 3/1/11 | 500,000 | 534,489 |
| Public Service Company of Colorado, First Mortgage Bonds | 7.88 | 10/1/12 | 350,000 | 394,327 |
| South Carolina Electric & Gas, First Mortgage Bonds | 6.63 | 2/1/32 | 200,000 | 222,671 |
| Southern California Edison, Notes | 6.65 | 4/1/29 | 100,000 [b] | 110,078 |
| Southern Power, Sr. Unscd. Notes, Ser. D | 4.88 | 7/15/15 | 300,000 | 287,066 |
| Virginia Electric & Power, Sr. Unscd. Notes, Ser. A | 5.40 | 1/15/16 | 500,000 | 498,756 |
| | | | | **6,576,585** |
| **Environmental Control−.0%** | | | | |
| USA Waste Services, Sr. Unscd. Notes | 7.00 | 7/15/28 | 150,000 | **156,338** |
| **Food & Beverages−.9%** | | | | |
| Bottling Group, Gtd. Notes | 4.63 | 11/15/12 | 350,000 | 342,478 |
| Coca-Cola Enterprises, Debs. | 6.70 | 10/15/36 | 250,000 | 276,831 |
| Coca-Cola Enterprises, Debs. | 8.50 | 2/1/22 | 100,000 | 126,443 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Food & Beverages (continued)** | | | | |
| ConAgra Foods, Sr. Unscd. Notes | 7.00 | 10/1/28 | 350,000 | 378,340 |
| General Mills, Unscd. Notes | 6.00 | 2/15/12 | 125,000 | 129,416 |
| H.J. Heinz, Debs. | 6.38 | 7/15/28 | 100,000 | 99,299 |
| Hershey, Unsub. Notes | 5.30 | 9/1/11 | 750,000 [b] | 757,878 |
| Hershey, Debs. | 8.80 | 2/15/21 | 30,000 | 38,607 |
| Kroger, Gtd. Notes | 7.25 | 6/1/09 | 550,000 | 570,720 |
| Nabisco, Unscd. Debs. | 7.55 | 6/15/15 | 640,000 | 721,120 |
| Safeway, Sr. Unscd. Notes | 5.80 | 8/15/12 | 210,000 | 213,544 |
| Sara Lee, Sr. Unscd. Notes | 6.25 | 9/15/11 | 300,000 | 310,277 |
| SYSCO, Sr. Notes | 5.38 | 9/21/35 | 350,000 | 330,086 |
| Tyson Foods, Sr. Unscd. Notes | 6.85 | 4/1/16 | 90,000 [a] | 94,275 |
| | | | | **4,389,314** |
| **Foreign/Governmental–2.1%** | | | | |
| Asian Development Bank, Sr. Unsub. Notes | 4.50 | 9/4/12 | 750,000 | 745,359 |
| European Investment Bank, Notes | 4.63 | 5/15/14 | 500,000 | 492,332 |
| European Investment Bank, Bonds | 4.63 | 10/20/15 | 350,000 | 343,271 |
| International Bank for Reconstruction & Development, Bonds | 5.00 | 4/1/16 | 700,000 | 708,881 |
| International Bank for Reconstruction & Development, Unsub. Bonds | 7.63 | 1/19/23 | 175,000 | 222,370 |
| Malaysia, Notes | 8.75 | 6/1/09 | 330,000 | 353,413 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Foreign/Governmental (continued)** | | | | |
| Province of British Columbia, Bonds, Ser. USD-2 | 6.50 | 1/15/26 | 25,000 | 28,436 |
| Province of Manitoba, Debs., Ser. CB | 8.80 | 1/15/20 | 10,000 | 13,063 |
| Province of Ontario Canada, Sr. Unsub. Bonds | 5.50 | 10/1/08 | 500,000 | 503,003 |
| Province of Ontario, Unscd. Bonds | 3.63 | 10/21/09 | 1,200,000 | 1,165,867 |
| Province of Quebec, Unscd. Notes | 4.60 | 5/26/15 | 700,000 | 678,647 |
| Province of Quebec, Debs., Ser. NJ | 7.50 | 7/15/23 | 200,000 | 244,725 |
| Province of Saskatchewan, Debs. | 7.38 | 7/15/13 | 500,000 | 562,162 |
| Republic of Chile, Unsub. Bonds | 5.50 | 1/15/13 | 350,000 | 356,825 |
| Republic of Finland, Bonds | 6.95 | 2/15/26 | 25,000 | 29,770 |
| Republic of Italy, Notes | 5.38 | 6/15/33 | 550,000 | 542,821 |
| Republic of Italy, Debs. | 6.88 | 9/27/23 | 70,000 | 81,311 |
| Republic of Poland, Unsub. Notes | 5.25 | 1/15/14 | 250,000 | 252,547 |
| Republic of South Africa, Notes | 6.50 | 6/2/14 | 170,000 | 181,475 |
| United Mexican States, Notes, Ser. A | 6.75 | 9/27/34 | 550,000 [b] | 614,625 |
| United Mexican States, Notes | 9.88 | 2/1/10 | 1,525,000 | 1,713,337 |
| | | | | **9,834,240** |
| **Health Care−.6%** | | | | |
| Anthem, Unscd. Notes | 6.80 | 8/1/12 | 300,000 | 320,296 |
| Eli Lilly & Co., Notes | 7.13 | 6/1/25 | 200,000 | 229,366 |
| GlaxoSmithKline Capital, Gtd. Notes | 4.38 | 4/15/14 | 500,000 | 475,819 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Health Care (continued)** | | | | |
| Johnson & Johnson, Unscd. Debs. | 4.95 | 5/15/33 | 170,000 | 159,934 |
| Merck & Co., Debs. | 6.40 | 3/1/28 | 150,000 | 158,967 |
| Quest Diagnostics, Gtd. Notes | 5.45 | 11/1/15 | 500,000 | 474,414 |
| Teva Pharmaceutical Finance, Gtd. Notes | 6.15 | 2/1/36 | 85,000 | 83,097 |
| UnitedHealth Group, Sr. Unscd. Notes | 5.00 | 8/15/14 | 300,000 | 294,550 |
| WellPoint, Unscd. Bonds | 5.25 | 1/15/16 | 375,000 | 368,427 |
| Wyeth, Notes | 5.95 | 4/1/37 | 200,000 | 200,681 |
| Wyeth, Unsub. Notes | 6.50 | 2/1/34 | 200,000 | 215,879 |
| | | | | **2,981,430** |
| **Machinery–.1%** | | | | |
| Deere & Co., Sr. Notes | 6.95 | 4/25/14 | 625,000 | **686,616** |
| **Manufacturing–.4%** | | | | |
| 3M, Notes | 5.13 | 11/6/09 | 1,000,000 | 1,006,779 |
| 3M, Notes | 5.70 | 3/15/37 | 200,000 | 200,136 |
| General Electric, Notes | 5.00 | 2/1/13 | 500,000 | 496,992 |
| Tyco International Group, Gtd. Notes | 6.88 | 1/15/29 | 235,000 | 279,472 |
| | | | | **1,983,379** |
| **Media–.7%** | | | | |
| AT & T Broadband, Gtd. Notes | 9.46 | 11/15/22 | 304,000 | 401,802 |
| Comcast Cable Communications, Gtd. Notes | 6.75 | 1/30/11 | 600,000 | 632,627 |
| Comcast, Gtd. Notes | 6.45 | 3/15/37 | 200,000 | 202,939 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Media (continued)** | | | | |
| COX Communications, | | | | |
| Bonds | 5.50 | 10/1/15 | 450,000 | 443,879 |
| News America Holdings, | | | | |
| Debs. | 8.25 | 8/10/18 | 150,000 | 179,480 |
| News America, | | | | |
| Gtd. Notes | 6.20 | 12/15/34 | 250,000 | 246,124 |
| Time Warner, | | | | |
| Gtd. Debs. | 6.50 | 11/15/36 | 200,000 | 200,806 |
| Time Warner, | | | | |
| Gtd. Debs. | 6.95 | 1/15/28 | 325,000 | 343,036 |
| Viacom, | | | | |
| Gtd. Debs. | 5.50 | 5/15/33 | 250,000 | 215,196 |
| Viacom, | | | | |
| Sr. Notes | 6.88 | 4/30/36 | 150,000 | 152,390 |
| Walt Disney, | | | | |
| Sr. Notes | 7.00 | 3/1/32 | 150,000 | 173,622 |
| Walt Disney, | | | | |
| Debs. | 7.55 | 7/15/93 | 100,000 | 116,568 |
| | | | | **3,308,469** |
| **Oil & Gas−1.3%** | | | | |
| Amerada Hess, | | | | |
| Bonds | 7.88 | 10/1/29 | 125,000 | 147,194 |
| Anadarko Finance, | | | | |
| Gtd. Notes, Ser. B | 6.75 | 5/1/11 | 300,000 | 315,530 |
| Anadarko Petroleum, | | | | |
| Sr. Unscd. Notes | 5.95 | 9/15/16 | 350,000 | 353,347 |
| Canadian Natural Resources, | | | | |
| Notes | 4.90 | 12/1/14 | 350,000 | 337,428 |
| ConocoPhillips, | | | | |
| Gtd. Notes | 5.90 | 10/15/32 | 500,000 | 510,955 |
| ConocoPhillips, | | | | |
| Unscd. Notes | 8.75 | 5/25/10 | 200,000 | 221,354 |
| Devon Financing, | | | | |
| Gtd. Debs. | 7.88 | 9/30/31 | 275,000 | 333,526 |
| Duke Capital, | | | | |
| Sr. Notes | 8.00 | 10/1/19 | 225,000 | 259,501 |
| Enterprise Products Operating, | | | | |
| Gtd. Notes, Ser. B | 5.60 | 10/15/14 | 335,000 | 336,554 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Oil & Gas (continued)** | | | | |
| Nexen, | | | | |
| Unscd. Notes | 5.20 | 3/10/15 | 150,000 | 146,451 |
| Oneok, | | | | |
| Notes | 5.20 | 6/15/15 | 200,000 | 192,869 |
| PanCanadian Petroleum, | | | | |
| Bonds | 7.20 | 11/1/31 | 150,000 | 168,177 |
| Pemex Project Funding Master | | | | |
| Trust, Gtd. Notes | 5.75 | 12/15/15 | 200,000 | 203,350 |
| Pemex Project Funding Master | | | | |
| Trust, Gtd. Notes | 7.38 | 12/15/14 | 400,000 | 448,200 |
| Petro-Canada, | | | | |
| Notes | 4.00 | 7/15/13 | 450,000 | 415,917 |
| Sempra Energy, | | | | |
| Sr. Unscd. Notes | 7.95 | 3/1/10 | 500,000 | 537,590 |
| Shell International Finance, | | | | |
| Gtd. Notes | 5.63 | 6/27/11 | 500,000 | 513,221 |
| Trans-Canada Pipelines, | | | | |
| Sr. Notes | 5.85 | 3/15/36 | 200,000 [b] | 196,997 |
| Transocean, | | | | |
| Unscd. Notes | 7.50 | 4/15/31 | 150,000 [b] | 173,845 |
| Valero Energy, | | | | |
| Sr. Unscd. Notes | 7.50 | 4/15/32 | 70,000 | 81,425 |
| XTO Energy, | | | | |
| Sr. Unscd. Notes | 4.90 | 2/1/14 | 200,000 | 193,702 |
| | | | | **6,087,133** |
| **Paper & Forest Products–.2%** | | | | |
| International Paper, | | | | |
| Sr. Unscd. Notes | 6.75 | 9/1/11 | 200,000 | 211,026 |
| MeadWestvaco, | | | | |
| Gtd. Notes | 6.85 | 4/1/12 | 500,000 | 526,421 |
| | | | | **737,447** |
| **Paper & Paper Related–.1%** | | | | |
| Weyerhaeuser, | | | | |
| Unscd. Debs. | 7.95 | 3/15/25 | 225,000 | **247,670** |
| **Pipelines–.1%** | | | | |
| Kinder Morgan Energy Partners, | | | | |
| Notes | 7.40 | 3/15/31 | 350,000 | **386,303** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Property & Casualty Insurance—1.1%** | | | | |
| Aetna, Gtd. Debs. | 7.63 | 8/15/26 | 50,000 | 59,428 |
| Allstate, Sr. Unscd. Notes | 5.55 | 5/9/35 | 175,000 | 166,755 |
| American International Group, Notes | 2.88 | 5/15/08 | 2,000,000 [a] | 1,951,510 |
| AON Capital Trust A, Gtd. Cap. Secs. | 8.21 | 1/1/27 | 70,000 | 78,851 |
| AXA, Sub. Bonds | 8.60 | 12/15/30 | 165,000 | 212,788 |
| Berkshire Hathaway Finance, Gtd. Notes | 4.85 | 1/15/15 | 200,000 | 194,894 |
| CNA Financial, Unscd. Notes | 6.50 | 8/15/16 | 100,000 | 103,900 |
| GE Global Insurance Holdings, Sr. Unscd. Notes | 7.00 | 2/15/26 | 150,000 | 168,218 |
| Marsh & McLennan Cos., Sr. Unscd. Bonds | 5.88 | 8/1/33 | 200,000 | 179,604 |
| MetLife, Sr. Unscd. Notes | 6.13 | 12/1/11 | 260,000 | 270,913 |
| MetLife, Sr. Notes | 6.38 | 6/15/34 | 200,000 | 211,948 |
| Nationwide Financial Services, Sr. Notes | 6.25 | 11/15/11 | 350,000 | 364,334 |
| Progressive, Sr. Unscd. Notes | 6.63 | 3/1/29 | 100,000 | 110,945 |
| Prudential Financial, Notes, Ser. B | 4.75 | 4/1/14 | 350,000 | 338,256 |
| Safeco Capital Trust I, Gtd. Cap. Secs. | 8.07 | 7/15/37 | 300,000 | 312,840 |
| St. Paul Travelers Cos., Sr. Unscd. Notes | 5.50 | 12/1/15 | 200,000 | 201,401 |
| Torchmark, Debs. | 8.25 | 8/15/09 | 150,000 | 159,264 |
| | | | | **5,085,849** |
| **Real Estate Investment Trusts—.4%** | | | | |
| Boston Properties, Sr. Notes | 5.00 | 6/1/15 | 500,000 | 485,949 |
| Brandywine Operating Partnership, Gtd. Notes | 5.75 | 4/1/12 | 130,000 | 132,163 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Real Estate Investment Trusts (continued)** | | | | |
| ERP Operating, Unscd. Notes | 5.20 | 4/1/13 | 600,000 [b] | 597,734 |
| iStar Financial, Sr. Unscd. Notes, Ser. 1 | 5.88 | 3/15/16 | 185,000 | 184,228 |
| Simon Property Group, Notes | 6.35 | 8/28/12 | 400,000 | 421,379 |
| | | | | **1,821,453** |
| **Retail−.4%** | | | | |
| Costco Wholesale, Sr. Unscd. Notes | 5.50 | 3/15/17 | 500,000 | 505,429 |
| Federated Department Stores, Debs. | 7.45 | 7/15/17 | 350,000 | 382,525 |
| J.C. Penney, Sr. Unscd. Notes | 8.00 | 3/1/10 | 350,000 | 374,809 |
| May Department Stores, Unscd. Notes | 6.70 | 7/15/34 | 200,000 [b] | 201,098 |
| Target, Sr. Unscd. Debs. | 7.00 | 7/15/31 | 125,000 | 144,237 |
| Wal-Mart Stores, Bonds | 5.25 | 9/1/35 | 400,000 | 367,209 |
| | | | | **1,975,307** |
| **State/Territory Gen Oblg−.1%** | | | | |
| State of Illinois Taxable Pension Funding, Bonds | 5.10 | 6/1/33 | 450,000 | **430,866** |
| **Technology−.4%** | | | | |
| Electronic Data Systems, Sr. Unsub. Notes, Ser. B | 6.50 | 8/1/13 | 125,000 [a] | 127,693 |
| First Data, Sr. Notes | 5.63 | 11/1/11 | 250,000 | 255,765 |
| International Business Machines, Unscd. Debs., Ser. A | 7.50 | 6/15/13 | 75,000 | 84,429 |
| International Business Machines, Unscd. Debs. | 8.38 | 11/1/19 | 300,000 | 377,048 |
| Oracle, Unscd. Notes | 5.00 | 1/15/11 | 1,000,000 | 997,998 |
| | | | | **1,842,933** |
| **Telecommunications−2.1%** | | | | |
| America Movil, Unscd. Notes | 6.38 | 3/1/35 | 100,000 | 101,678 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Telecommunications (continued)** | | | | |
| AT & T Wireless Services, Sr. Notes | 7.88 | 3/1/11 | 1,125,000 | 1,233,385 |
| AT & T Wireless Services, Sr. Unsub. Notes | 8.13 | 5/1/12 | 250,000 | 281,674 |
| BellSouth Telecommunications, Unscd. Debs. | 6.38 | 6/1/28 | 550,000 | 561,268 |
| British Telecommunications, Bonds | 9.13 | 12/15/30 | 150,000 a | 209,762 |
| Cisco Systems, Sr. Unscd. Notes | 5.50 | 2/22/16 | 500,000 | 503,597 |
| Deutsche Telekom International Finance, Gtd. Bonds | 8.25 | 6/15/30 | 300,000 a,b | 377,631 |
| Embarq, Sr. Unscd. Notes | 8.00 | 6/1/36 | 150,000 | 159,111 |
| France Telecom, Notes | 8.50 | 3/1/31 | 220,000 a | 290,627 |
| KPN, Sr. Unsub. Bonds | 8.38 | 10/1/30 | 250,000 | 287,395 |
| Motorola, Debs. | 7.50 | 5/15/25 | 150,000 | 164,794 |
| New Jersey Bell Telephone, Debs. | 8.00 | 6/1/22 | 25,000 | 28,544 |
| Pacific-Bell, Debs. | 7.13 | 3/15/26 | 310,000 | 337,641 |
| SBC Communications, Sr. Unscd. Notes | 5.88 | 8/15/12 | 775,000 | 798,790 |
| Sprint Capital, Gtd. Notes | 7.63 | 1/30/11 | 1,500,000 | 1,610,949 |
| Telecom Italia Capital, Gtd. Notes | 6.38 | 11/15/33 | 200,000 | 195,150 |
| Telefonica Emisiones, Gtd. Notes | 7.05 | 6/20/36 | 200,000 | 215,276 |
| Telefonica Europe, Gtd. Notes | 7.75 | 9/15/10 | 200,000 | 215,605 |
| Verizon Global Funding, Notes | 7.25 | 12/1/10 | 500,000 | 534,371 |
| Verizon Global Funding, Sr. Unscd. Notes | 7.38 | 9/1/12 | 500,000 | 549,966 |
| Verizon Global Funding, Notes | 7.75 | 12/1/30 | 200,000 | 234,829 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Telecommunications (continued)** | | | | |
| Vodafone Group, Sr. Notes | 7.75 | 2/15/10 | 580,000 | 618,588 |
| Vodaphone Group, Unscd. Notes | 5.63 | 2/27/17 | 500,000 | 499,582 |
| | | | | **10,010,213** |
| **Textiles & Apparel—.0%** | | | | |
| Mohawk Industries, Sr. Unscd. Notes | 6.13 | 1/15/16 | 70,000 | **70,886** |
| **Transportation—.2%** | | | | |
| Burlington Northern Santa Fe, Unscd. Debs. | 7.00 | 12/15/25 | 100,000 | 108,928 |
| Canadian National Railway, Unscd. Notes | 6.90 | 7/15/28 | 100,000 | 111,879 |
| FedEx, Notes | 9.65 | 6/15/12 | 225,000 | 267,841 |
| Norfolk Southern, Sr. Unscd. Notes | 5.59 | 5/17/25 | 10,000 | 9,441 |
| Norfolk Southern, Sr. Notes | 7.80 | 5/15/27 | 250,000 | 294,706 |
| Union Pacific, Debs. | 6.63 | 2/1/29 | 200,000 | 211,477 |
| United Parcel Service of America, Sr. Unsub. Debs. | 8.38 | 4/1/30 | 10,000 [a] | 13,268 |
| | | | | **1,017,540** |
| **U.S. Government Agencies—9.4%** | | | | |
| Federal Farm Credit Bank, Bonds | 5.13 | 8/25/16 | 350,000 | 355,518 |
| Federal Home Loan Banks, Bonds, Ser. 455 | 3.00 | 4/15/09 | 2,250,000 | 2,173,950 |
| Federal Home Loan Banks, Bonds, Ser. 498 | 3.88 | 1/15/10 | 4,625,000 | 4,520,581 |
| Federal Home Loan Banks, Bonds, Ser. 567 | 4.38 | 9/17/10 | 1,650,000 | 1,631,339 |
| Federal Home Loan Banks, Bonds, Ser. 432 | 4.50 | 9/16/13 | 1,000,000 | 980,606 |
| Federal Home Loan Banks, Bonds | 5.50 | 7/15/36 | 180,000 | 187,576 |
| Federal Home Loan Banks, Sr. Notes, Ser. 100 | 5.80 | 9/2/08 | 3,850,000 | 3,891,734 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government Agencies (continued)** | | | | |
| Federal Home Loan Mortgage Corp. Notes | 5.13 | 10/18/16 | 750,000 | 759,026 |
| Federal Home Loan Mortgage Corp., Notes | 3.63 | 9/15/08 | 1,000,000 | 982,573 |
| Federal Home Loan Mortgage Corp., Notes | 4.00 | 12/15/09 | 2,350,000 | 2,304,664 |
| Federal Home Loan Mortgage Corp., Notes | 4.38 | 7/17/15 | 2,825,000 | 2,723,018 |
| Federal Home Loan Mortgage Corp., Notes | 4.75 | 1/18/11 | 1,250,000 | 1,248,775 |
| Federal Home Loan Mortgage Corp., Notes | 4.88 | 11/15/13 | 1,000,000 | 1,000,785 |
| Federal Home Loan Mortgage Corp., Notes | 5.13 | 7/15/12 | 1,000,000 | 1,015,040 |
| Federal Home Loan Mortgage Corp., Notes | 5.50 | 9/15/11 | 500,000 | 513,452 |
| Federal Home Loan Mortgage Corp., Notes | 5.50 | 8/20/19 | 500,000 | 499,710 |
| Federal Home Loan Mortgage Corp., Sub. Notes | 5.88 | 3/21/11 | 650,000 | 674,621 |
| Federal Home Loan Mortgage Corp., Notes | 6.00 | 5/15/32 | 1,000,000 | 1,008,438 |
| Federal Home Loan Mortgage Corp., Notes | 6.25 | 7/15/32 | 650,000 | 744,699 |
| Federal National Mortgage Association, Notes | 4.38 | 10/15/15 | 850,000 | 822,007 |
| Federal National Mortgage Association, Notes | 4.63 | 10/15/14 | 1,500,000 | 1,475,066 |
| Federal National Mortgage Association, Notes | 5.25 | 1/15/09 | 5,525,000 | 5,559,200 |
| Federal National Mortgage Association, Sub. Notes | 5.25 | 8/1/12 | 1,000,000 | 1,013,635 |
| Federal National Mortgage Association, Notes | 5.25 | 9/15/16 | 400,000 | 408,653 |
| Federal National Mortgage Association, Notes | 5.38 | 11/15/11 | 1,250,000 | 1,279,975 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government Agencies (continued)** | | | | |
| Federal National Mortgage Association, Notes | 5.50 | 3/15/11 | 1,200,000 | 1,228,762 |
| Federal National Mortgage Association, Bonds | 6.25 | 5/15/29 | 1,300,000 | 1,476,778 |
| Federal National Mortgage Association, Notes | 7.25 | 1/15/10 | 1,450,000 | 1,539,714 |
| Financing (FICO), Bonds | 8.60 | 9/26/19 | 40,000 | 52,918 |
| Financing (FICO), Bonds, Ser. E | 9.65 | 11/2/18 | 510,000 | 713,867 |
| Tennessee Valley Authority, Notes, Ser. C | 4.75 | 8/1/13 | 750,000 | 745,509 |
| Tennessee Valley Authority, Bonds, Ser. C | 6.00 | 3/15/13 | 450,000 | 476,565 |
| | | | | **44,008,754** |
| **U.S. Government Agencies/ Mortgage-Backed—36.0%** | | | | |
| Federal Home Loan Mortgage Corp: | | | | |
| 4.00%, 9/1/08–9/1/18 | | | 1,336,591 | 1,271,502 |
| 4.50%, 5/1/10–9/1/35 | | | 7,312,252 | 7,056,423 |
| 5.00%, 11/1/07–4/1/36 | | | 19,149,709 | 18,647,757 |
| 5.50%, 9/1/09–4/1/37 | | | 18,613,349 | 18,459,091 |
| 6.00%, 12/1/13–11/1/36 | | | 8,954,037 d | 9,055,840 |
| 6.50%, 3/1/11–9/1/36 | | | 2,870,472 | 2,948,339 |
| 7.00%, 9/1/11–7/1/34 | | | 547,816 | 569,756 |
| 7.50%, 7/1/10–11/1/33 | | | 285,546 | 298,032 |
| 8.00%, 5/1/26–10/1/31 | | | 122,197 | 128,867 |
| 8.50%, 6/1/30 | | | 3,805 | 4,094 |
| Federal National Mortgage Association: | | | | |
| 5.00% | | | 1,000,000 d | 985,930 |
| 5.50% | | | 1,000,000 d | 989,060 |
| 4.00%, 9/1/18–10/1/20 | | | 1,970,138 | 1,866,856 |
| 4.50%, 4/1/18–8/1/35 | | | 6,094,225 | 5,862,623 |
| 5.00%, 5/1/10–2/1/36 | | | 20,247,885 | 19,697,995 |
| 5.50%, 1/1/17–4/1/37 | | | 24,672,682 | 24,478,141 |
| 6.00%, 6/1/11–12/1/36 | | | 17,326,711 | 17,504,055 |
| 6.50%, 1/1/11–2/1/37 | | | 6,151,105 | 6,318,063 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---:|---:|
| **U.S. Government Agencies/ Mortgage-Backed (continued)** | | |
| Federal National Mortgage Association (continued): | | |
| 7.00%, 8/1/08–5/1/36 | 1,228,997 | 1,278,583 |
| 7.50%, 8/1/15–3/1/32 | 330,213 | 346,228 |
| 8.00%, 5/1/27–10/1/30 | 45,772 | 48,506 |
| 8.50%, 2/1/25 | 4,292 | 4,621 |
| 9.00%, 10/1/30 | 4,132 | 4,521 |
| Government National Mortgage Association I: | | |
| 4.50%, 6/15/19–8/15/33 | 969,976 | 933,716 |
| 5.00%, 3/15/18–9/15/35 | 3,250,415 | 3,170,496 |
| 5.50%, 2/15/33–3/15/37 | 6,076,032 | 6,049,457 |
| 6.00%, 4/15/17–2/15/36 | 3,246,625 | 3,296,414 |
| 6.50%, 9/15/08–10/15/36 | 2,073,398 | 2,134,175 |
| 7.00%, 10/15/11–8/15/32 | 362,411 | 380,213 |
| 7.50%, 12/15/26–10/15/32 | 154,974 | 162,523 |
| 8.00%, 8/15/24–3/15/32 | 65,945 | 70,288 |
| 8.50%, 10/15/26 | 19,811 | 21,395 |
| 9.00%, 2/15/22–2/15/23 | 23,742 | 25,710 |
| Federal Home Loan Mortgage Association: | | |
| 4.13%, 2/1/35 | 1,334,180 [a] | 1,315,777 |
| 4.66%, 2/1/34 | 1,354,883 [a] | 1,347,163 |
| 4.67%, 8/1/35 | 859,580 [a] | 845,913 |
| 5.35%, 3/1/37 | 650,000 [a] | 651,733 |
| 5.50%, 2/1/37 | 1,999,849 [a] | 2,008,135 |
| 5.66%, 4/1/36 | 1,194,593 [a] | 1,201,690 |
| Federal National Mortgage Association: | | |
| 3.83%, 6/1/34 | 804,063 [a] | 793,480 |
| 4.33%, 1/1/35 | 997,870 [a] | 989,497 |
| 4.38%, 6/1/34 | 275,242 [a] | 270,438 |
| 4.56%, 3/1/34 | 1,195,596 [a] | 1,182,566 |
| 4.89%, 9/1/35 | 1,975,030 [a] | 1,975,838 |
| 5.20%, 11/1/36 | 901,215 [a] | 907,180 |
| 5.49%, 2/1/37 | 1,589,844 [a] | 1,598,042 |
| | | **169,156,722** |
| **U.S. Government Securities–23.0%** | | |
| U.S. Treasury Bonds: | | |
| 4.50%, 2/15/36 | 950,000 [b] | 901,164 |
| 5.38%, 2/15/31 | 2,310,000 [b] | 2,474,950 |

## Bonds and Notes (continued)

| | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Securities (continued)** | | |
| U.S. Treasury Bonds (continued): | | |
| 5.50%, 8/15/28 | 2,000,000 b | 2,161,094 |
| 6.25%, 8/15/23 | 700,000 b | 807,352 |
| 6.25%, 5/15/30 | 700,000 b | 833,219 |
| 7.13%, 2/15/23 | 5,925,000 b | 7,385,424 |
| 7.25%, 5/15/16 | 2,300,000 b | 2,740,236 |
| 7.88%, 2/15/21 | 3,130,000 b | 4,080,738 |
| 8.75%, 5/15/20 | 2,275,000 b | 3,139,500 |
| 8.88%, 8/15/17 | 7,810,000 b | 10,459,300 |
| 9.00%, 11/15/18 | 1,450,000 b | 1,995,903 |
| 11.25%, 2/15/15 | 25,000 b | 35,758 |
| 12.00%, 8/15/13 | 1,445,000 | 1,574,881 |
| 12.50%, 8/15/14 | 40,000 b | 46,872 |
| U.S. Treasury Notes: | | |
| 3.13%, 9/15/08 | 7,000,000 b | 6,848,520 |
| 4.00%, 2/15/14 | 7,000,000 b | 6,772,780 |
| 4.38%, 8/15/12 | 4,025,000 b | 4,005,507 |
| 4.50%, 3/31/12 | 1,500,000 b | 1,499,239 |
| 4.63%, 11/15/16 | 1,500,000 b | 1,499,532 |
| 4.63%, 2/15/17 | 1,000,000 b | 999,844 |
| 4.75%, 11/15/08 | 12,100,000 b | 12,105,675 |
| 4.75%, 3/31/11 | 1,800,000 b | 1,815,892 |
| 4.88%, 4/30/11 | 8,000,000 b | 8,107,192 |
| 4.88%, 7/31/11 | 1,500,000 b | 1,521,095 |
| 5.00%, 8/15/11 | 3,250,000 b | 3,315,510 |
| 5.13%, 5/15/16 | 500,000 b | 518,379 |
| 5.63%, 5/15/08 | 9,400,000 b | 9,469,400 |
| 6.00%, 8/15/09 | 6,775,000 b | 6,984,341 |
| 6.50%, 2/15/10 | 3,350,000 b | 3,520,512 |
| | | **107,619,809** |
| **Total Bonds and Notes** | | |
| (cost $457,616,946) | | **455,462,752** |

| Other Investment—2.7% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund | | |
| (cost $12,671,000) | 12,671,000 e | **12,671,000** |

| Investment of Cash Collateral for Securities Loaned—17.6% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $82,269,915) | 82,269,915 e | **82,269,915** |
| **Total Investments** (cost $552,557,861) | **117.5%** | **550,403,667** |
| **Liabilities, Less Cash and Receivables** | **(17.5%)** | **(82,073,109)** |
| **Net Assets** | **100.0%** | **468,330,558** |

*a*  *Variable rate security—interest rate subject to periodic change.*
*b*  *All or a portion of these securities are on loan. At April 30, 2007, the total market value of the fund's securities on loan is $108,063,660 and the total market value of the collateral held by the fund is $112,262,185, consisting of collateral of $82,269,915 and U.S. Government and agency securities valued at $17,398,609 and Letters of Credit valued at $12,593,661.*
*c*  *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, this security amounted to $112,037 or 0.0% of net assets.*
*d*  *Purchased on a forward commitment basis.*
*e*  *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Government & Agencies | 68.4 | Foreign/Governmental | 2.1 |
| Corporate Bonds | 20.5 | State/Government | |
| Money Market Investments | 20.3 | General Obligations | .1 |
| Asset/Mortgage-Backed | 6.1 | | **117.5** |

*†  Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $108,783,208)–Note 1(b): | | |
|     Unaffiliated issuers | 457,616,946 | 455,462,752 |
|     Affiliated issuers | 94,940,915 | 94,940,915 |
| Cash | | 368,524 |
| Dividends and Interest receivable | | 4,542,361 |
| Receivable for investment securities sold | | 871,011 |
| Receivable for shares of Capital Stock subscribed | | 691,483 |
| | | **556,877,046** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 104,019 |
| Liability for securities on loan–Note 1(b) | | 82,269,915 |
| Payable for investment securities purchased | | 5,551,271 |
| Payable for shares of Capital Stock redeemed | | 621,283 |
| | | **88,546,488** |
| **Net Assets ($)** | | **468,330,558** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 473,900,732 |
| Accumulated distributions in excess of investment income–net | | (86,800) |
| Accumulated net realized gain (loss) on investments | | (3,329,180) |
| Accumulated net unrealized appreciation (depreciation) on investments | | (2,154,194) |
| **Net Assets ($)** | | **468,330,558** |

### Net Asset Value Per Share

| | Initial Shares | BASIC Shares |
|---|---|---|
| Net Assets ($) | 243,278,324 | 225,052,234 |
| Shares Outstanding | 24,264,579 | 22,435,779 |
| **Net Asset Value Per Share ($)** | **10.03** | **10.03** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Interest | 10,774,696 |
| Cash dividends; | |
|   Affiliated issuers | 292,324 |
| Income on securities lending | 15,977 |
| **Total Income** | **11,082,997** |
| **Expenses:** | |
| Management fee—Note 3(a) | 326,335 |
| Distribution fee (Investor Shares)—Note 3(b) | 289,913 |
| Loan commitment fees—Note 2 | 4,798 |
| **Total Expenses** | **621,046** |
| **Investment Income—Net** | **10,461,951** |
| **Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):** | |
| Net realized gain (loss) on investments | (52,369) |
| Net unrealized appreciation | |
|   (depreciation) on investments | 348,914 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **296,545** |
| **Net Increase in Net Assets Resulting from Operations** | **10,758,496** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended<br>April 30, 2007<br>(Unaudited) | Year Ended<br>October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income—net | 10,461,951 | 19,013,977 |
| Net realized gain (loss) on investments | (52,369) | (2,189,646) |
| Net unrealized appreciation<br>(depreciation) on investments | 348,914 | 2,968,192 |
| **Net Increase (Decrease) in Net Assets<br>Resulting from Operations** | **10,758,496** | **19,792,523** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Investor shares | (5,497,421) | (9,992,584) |
| BASIC shares | (5,068,841) | (9,277,623) |
| **Total Dividends** | **(10,566,262)** | **(19,270,207)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Investor shares | 54,168,443 | 93,843,024 |
| BASIC shares | 47,498,804 | 63,013,482 |
| Dividends reinvested: | | |
| Investor shares | 5,355,854 | 9,704,360 |
| BASIC shares | 2,560,293 | 4,836,534 |
| Cost of shares redeemed: | | |
| Investor shares | (41,902,624) | (90,029,048) |
| BASIC shares | (22,781,161) | (58,179,698) |
| **Increase (Decrease) in Net Assets<br>from Capital Stock Transactions** | **44,899,609** | **23,188,654** |
| **Total Increase (Decrease) in Net Assets** | **45,091,843** | **23,710,970** |
| **Net Assets ($):** | | |
| Beginning of Period | 423,238,715 | 399,527,745 |
| **End of Period** | **468,330,558** | **423,238,715** |
| Undistributed (distributions in<br>excess of) investment income—net | (86,800) | 17,511 |

| | Six Months Ended<br>April 30, 2007<br>(Unaudited) | Year Ended<br>October 31, 2006 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Investor Shares** | | |
| Shares sold | 5,405,194 | 9,444,052 |
| Shares issued for dividends reinvested | 534,469 | 977,490 |
| Shares redeemed | (4,180,092) | (9,058,685) |
| **Net Increase (Decrease) in Shares Outstanding** | **1,759,571** | **1,362,857** |
| **BASIC Shares** | | |
| Shares sold | 4,729,532 | 6,347,381 |
| Shares issued for dividends reinvested | 255,420 | 486,775 |
| Shares redeemed | (2,273,037) | (5,859,485) |
| **Net Increase (Decrease) in Shares Outstanding** | **2,711,915** | **974,671** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Investor Shares | Six Months Ended April 30, 2007 (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| | | Year Ended October 31, | | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 10.02 | 10.01 | 10.38 | 10.35 | 10.38 | 10.34 |
| Investment Operations: | | | | | | |
| Investment income–net[a] | .23 | .45 | .41 | .41 | .40 | .51 |
| Net realized and unrealized gain (loss) on investments | .02 | .02 | (.34) | .10 | .02 | .05 |
| Total from Investment Operations | .25 | .47 | .07 | .51 | .42 | .56 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.24) | (.46) | (.43) | (.43) | (.45) | (.52) |
| Dividends from net realized gain on investments | – | – | (.01) | (.05) | (.00)[b] | – |
| Total Distributions | (.24) | (.46) | (.44) | (.48) | (.45) | (.52) |
| Net asset value, end of period | 10.03 | 10.02 | 10.01 | 10.38 | 10.35 | 10.38 |
| **Total Return (%)** | 2.48[c] | 4.79 | .72 | 5.02 | 4.10 | 5.68 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .40[d] | .40 | .40 | .40 | .40 | .40 |
| Ratio of net investment income to average net assets | 4.69[d] | 4.53 | 4.06 | 3.94 | 3.77 | 5.04 |
| Portfolio Turnover Rate | 21.46[c,e] | 31.05 | 46.96 | 44.84 | 99.57 | 37.69 |
| Net Assets, end of period ($ x 1,000) | 243,278 | 225,507 | 211,701 | 208,234 | 218,731 | 110,923 |

[a]   Based on average shares outstanding at each month end.
[b]   Amount represents less than $.01.
[c]   Not annualized.
[d]   Annualized.
[e]   The portfolio turnover rates excluding mortgage dollar roll transactions for the six months ended April 30, 2007, was 20.36%, respectively.

See notes to financial statements.

| BASIC Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 10.03 | 10.02 | 10.39 | 10.36 | 10.39 | 10.35 |
| Investment Operations: | | | | | | |
| Investment income–net[a] | .24 | .47 | .44 | .43 | .43 | .54 |
| Net realized and unrealized gain (loss) on investments | .01 | .02 | (.34) | .11 | .02 | .05 |
| Total from Investment Operations | .25 | .49 | .10 | .54 | .45 | .59 |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.25) | (.48) | (.46) | (.46) | (.48) | (.55) |
| Dividends from net realized gain on investments | – | – | (.01) | (.05) | (.00)[b] | – |
| Total Distributions | (.25) | (.48) | (.47) | (.51) | (.48) | (.55) |
| Net asset value, end of period | 10.03 | 10.03 | 10.02 | 10.39 | 10.36 | 10.39 |
| **Total Return (%)** | 2.50[c] | 5.06 | .97 | 5.29 | 4.36 | 5.95 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .15[d] | .15 | .15 | .15 | .15 | .15 |
| Ratio of net investment income to average net assets | 4.94[d] | 4.78 | 4.31 | 4.19 | 4.06 | 5.32 |
| Portfolio Turnover Rate | 21.46[c,e] | 31.05 | 46.96 | 44.84 | 99.57 | 37.69 |
| Net Assets, end of period ($ x 1,000) | 225,052 | 197,732 | 187,827 | 171,827 | 140,249 | 103,194 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than $.01.*
[c]  *Not annualized.*
[d]  *Annualized.*
[e]  *The portfolio turnover rates excluding mortgage dollar roll transactions for the six months ended April 30, 2007, was 20.36%, respectively.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Bond Market Index Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek to replicate the total return of the Lehman Brothers Aggregate Bond Index. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 150 million shares of $.001 par value Capital Stock. The fund is currently authorized to issue two classes of shares: Investor (50 million shares authorized) and BASIC (100 million shares authorized). BASIC shares and Investor shares are offered to any investor. Differences between the two classes include the services offered to and the expenses borne by each class, as well as their minimum purchase and account balance requirements. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities (excluding short-term investments other than U.S. Treasury Bills), are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Investments in registered investment companies are valued at their net asset value. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates fair value.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It's the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $3,375,019 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2006. If not applied, $953,347 of the carryover expires in fiscal 2013 and $2,421,672 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 was as follows: ordinary income $19,270,207. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line Of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing. For the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .15% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to the Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(b)** Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities primarily intended to result in the sale of Investor shares. The BASIC shares bear no distribution fee. During the period ended April 30, 2007, the Investor shares were charged $289,913 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $54,532 and Rule 12b-1 distribution plan fees $49,487.

**(c)** The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts, options transactions and swap transactions, during the period ended April 30, 2007, amounted to $131,601,341 and $92,108,151, respectively, of which $4,735,586 in purchases and $4,737,686 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the portfolio of mortgage related securities that it holds with an agreement by the portfolio to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

At April 30, 2007, accumulated net unrealized depreciation on investments was $2,154,194, consisting of $2,891,346 gross unrealized appreciation and $5,045,540 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail no-load and front-end load pure index funds that are benchmarked against the Lehman Brothers U.S. Aggregate Index (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional intermediate U.S. government funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's yield performance for the past six one-year periods ended November 30th (2001-2006) was at or above the Performance Group medians (with the exception of 2006) and for the ten one-year periods ended November 30th (1997-2006) was above the Performance Universe medians (with the exception of 1997). The Board members noted that the fund's total return performance for various periods ended November 30, 2006 was at the Performance Group medians (except the 5-year period) and above the Performance Universe medians for each of the periods.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee" structure, the Board members noted that the fund's management fee and expense ratio were below their respective Expense Group and Expense Universe medians.

Representatives of the Manager noted that there were no other mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund. Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

# For More Information

**Dreyfus
Bond Market Index Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**     Investor: DBMIX     BASIC: DBIRX

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**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0310SA0407

# Dreyfus Disciplined Stock Fund

**SEMIANNUAL REPORT** April 30, 2007



**Dreyfus**
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Disciplined Stock Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as a cooling housing market took its toll on consumer and business spending, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Yet, labor markets remained relatively strong and the general markets continued toward record price levels. Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly rising unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, continued high pace of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets, and your financial advisor can help determine the appropriate investments for you and position your investment portfolio for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

Sean Fitzgibbon, Portfolio Manager

### How did Dreyfus Disciplined Stock Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund produced a total return of 10.57%.[1] For the same period, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, produced a total return of 8.60%.[2]

Despite inflation concerns and signs of slowing economic growth, stable interest rates and reasonably strong corporate earnings reports supported higher stock prices during the reporting period. Returns proved to be broadly based, with every market sector within the benchmark posting positive absolute returns. The fund produced higher returns than the S&P 500 Index, matching or exceeding the benchmark's returns in every sector while delivering particularly good relative performance in the consumer staples, consumer discretionary and health care areas.

### What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. The fund invests in a diversified portfolio of growth and value stocks, remaining fully invested and industry and sector neutral in relation to the S&P 500 Index. We choose stocks through a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. The result is a broadly diversified portfolio of carefully selected stocks, with overall performance determined by a large number of securities. At the end of the reporting period, the fund held positions in approximately 87 stocks across 11 economic sectors.

### What other factors influenced the fund's performance?

The stock market generated fairly steady gains during the first half of the reporting period. In late February 2007, however, a sharp dip in the Shanghai stock market prompted a sharp pullback in other markets, including the United States, eliminating nearly all the U.S. market's gains by early March. Nevertheless, investor sentiment proved resilient. By mid-April, the market had fully recovered, and by the end of the reporting period, the S&P 500 was approaching its all-time highs set in March 2000.

The fund outperformed its benchmark throughout the reporting period, driven primarily by relatively strong returns in consumer staples. Top holdings included grocery and food chains, such as Kroger and SUPERVALU, which reported improving profit margins due to industry consolidation and an increasingly favorable competitive landscape. Another key consumer staples holding, food and beverage maker Cadbury Schweppes, rose sharply on speculation regarding a possible spin-off of the company's bottling and confectionary businesses.

Gains in the consumer discretionary and health care areas also contributed significantly to the fund's relative performance. In the consumer discretionary sector, the fund steered clear of investments in homebuilders, a group that was hit hard by a slump in the housing market. Instead, the fund targeted companies with significant exposure to business spending, such as Hilton Hotels. By the same token, the fund avoided economically sensitive retailers, focusing instead on relatively stable performers, such as food service provider McDonald's. In the health care sector, the fund's strong gains from holdings such as pharmaceutical maker Schering-Plough and equipment and service provider Thermo Fisher Scientific more than made up for declines in other holdings, such as biotechnology developer Amgen. In the energy area, oilfield equipment provider National Oilwell Varco proved to be another of the fund's best performers on the strength of rising demand for drilling services.

The fund struck relatively few disappointing notes during the reporting period. Off-price apparel and home fashion retailer TJX suffered declines resulting from bad publicity after reporting a security breach in the company's information systems. US Airways Group lost ground after the failure of its merger proposal with Delta Air Lines, and in the wake of costs associated with bad weather and information system difficulties. Finally, communications equipment maker Motorola, which was sold during the reporting period, slumped after reporting weaker-than-expected revenues.

## What is the fund's current strategy?

Generally, we believe the current environment of slow but continuing growth and tame inflation sets the stage for further market gains. Conditions appear particularly favorable among large-cap stocks, which are now trading at historically low valuations compared to their small- and midcap counterparts. High growth rates outside the United States also favor large companies with significant international exposure.

Among industry groups, we currently are emphasizing technology stocks, which appear poised to benefit from robust business spending; energy holdings, where we believe long-term fundamentals may justify higher oil and gas prices; and health care companies, which are experiencing increasing demand from an aging population. By contrast, the fund holds underweighted exposure to financials, particularly banks, which face a challenging interest-rate environment and concerns about credit quality, and real estate investment trusts, where valuations appear high. While fierce competition has led us to maintain light exposure to telecommunications services companies, we are reviewing that position in light of improving business trends within the sector.

May 15, 2007

[1]  *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2]  *SOURCE: LIPPER, INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Disciplined Stock Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended April 30, 2007

| | |
|---|---|
| Expenses paid per $1,000† | $    5.01 |
| Ending value (after expenses) | $1,105.70 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

| | |
|---|---|
| Expenses paid per $1,000† | $    4.81 |
| Ending value (after expenses) | $1,020.03 |

† Expenses are equal to the fund's annualized expense ratio of .96%, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).

# STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

| Common Stocks—100.6% | Shares | Value ($) |
|---|---|---|
| **Closed-End Funds—1.0%** | | |
| Standard & Poor's Depository Receipts (Tr. Ser. 1) | 62,850 | **9,320,026** |
| **Consumer Discretionary—8.2%** | | |
| Coach | 104,090 [a] | 5,082,715 |
| Hilton Hotels | 188,780 | 6,418,520 |
| Johnson Controls | 58,760 | 6,012,911 |
| McDonald's | 277,274 | 13,386,789 |
| Omnicom Group | 132,890 | 13,914,912 |
| Ross Stores | 134,240 | 4,450,056 |
| Target | 147,440 | 8,753,513 |
| TJX Cos. | 230,970 | 6,441,753 |
| Walt Disney | 329,440 | 11,523,811 |
| | | **75,984,980** |
| **Consumer Staples—10.5%** | | |
| Altria Group | 340,070 | 23,437,624 |
| Cadbury Schweppes, ADR | 205,480 | 10,900,714 |
| CVS | 200,400 | 7,262,496 |
| Kraft Foods, Cl. A | 241,640 | 8,087,691 |
| Kroger | 440,710 | 13,005,352 |
| PepsiCo | 218,040 | 14,410,264 |
| SUPERVALU | 247,200 | 11,346,480 |
| Wal-Mart Stores | 187,470 | 8,983,562 |
| | | **97,434,183** |
| **Energy—11.3%** | | |
| Chesapeake Energy | 261,360 | 8,820,900 |
| Chevron | 94,490 | 7,350,377 |
| ConocoPhillips Unscd. Notes | 368,080 | 25,526,348 |
| ENSCO International | 181,020 | 10,205,908 |
| Exxon Mobil | 124,160 | 9,855,821 |
| Hess | 103,910 | 5,896,892 |
| Marathon Oil | 80,020 | 8,126,031 |
| Nabors Industries | 221,460 [a] | 7,113,295 |
| National Oilwell Varco | 139,620 [a] | 11,846,757 |
| XTO Energy | 180,240 | 9,781,625 |
| | | **104,523,954** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial—20.4%** | | |
| Allstate | 86,270 | 5,376,346 |
| Ambac Financial Group | 98,120 | 9,007,416 |
| American International Group | 306,430 | 21,422,521 |
| Bank of America | 224,000 | 11,401,600 |
| Chicago Mercantile Exchange Holdings, Cl. A | 8,240 | 4,258,020 |
| CIT Group | 156,450 | 9,332,242 |
| Citigroup | 291,770 | 15,644,707 |
| E*TRADE FINANCIAL | 240,780 [a] | 5,316,422 |
| Franklin Resources | 46,410 | 6,094,097 |
| Hartford Financial Services Group | 88,670 | 8,973,404 |
| JPMorgan Chase & Co. | 391,540 | 20,399,234 |
| Lehman Brothers Holdings | 98,140 | 7,387,979 |
| Marshall & Ilsley | 109,910 | 5,277,878 |
| Merrill Lynch & Co. | 143,990 | 12,992,218 |
| MetLife | 126,350 | 8,301,195 |
| Morgan Stanley | 183,040 | 15,377,190 |
| PNC Financial Services Group | 82,870 | 6,140,667 |
| Wachovia | 287,870 | 15,988,300 |
| | | **188,691,436** |
| **Health Care—14.0%** | | |
| AmerisourceBergen | 168,740 | 8,435,313 |
| Amgen | 203,020 [a] | 13,021,703 |
| Baxter International | 279,330 | 15,818,458 |
| Becton, Dickinson & Co. | 64,830 | 5,101,473 |
| CIGNA | 52,550 | 8,176,254 |
| Hospira | 111,570 [a] | 4,524,164 |
| Pfizer | 617,074 | 16,327,778 |
| Sanofi-Aventis, ADR | 184,320 | 8,452,915 |
| Schering-Plough | 581,300 | 18,444,649 |
| Thermo Fisher Scientific | 274,600 | 14,295,676 |
| WellPoint | 124,640 [a] | 9,842,821 |
| Zimmer Holdings | 81,730 [a] | 7,394,930 |
| | | **129,836,134** |
| **Industrial—10.1%** | | |
| Dover | 135,220 | 6,506,786 |
| Eaton | 121,280 | 10,819,389 |
| Emerson Electric | 198,650 | 9,334,564 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| General Electric | 687,720 | 25,349,359 |
| Goodrich | 121,100 | 6,883,324 |
| L-3 Communications Holdings | 117,640 | 10,579,365 |
| Textron | 141,850 | 14,421,890 |
| Tyco International | 210,160 | 6,857,521 |
| US Airways Group | 83,961 [a] | 3,101,519 |
| | | **93,853,717** |
| **Information Technology—17.3%** | | |
| Amphenol, Cl. A | 191,200 | 6,713,032 |
| Apple Computer | 126,930 [a] | 12,667,614 |
| Broadcom, Cl. A | 248,350 [a] | 8,083,793 |
| Cisco Systems | 627,770 [a] | 16,786,570 |
| Cognizant Technology Solutions, Cl. A | 61,700 | 5,515,980 |
| EMC/Massachusetts | 606,060 [a] | 9,199,991 |
| Google, Cl. A | 24,710 [a] | 11,647,800 |
| Hewlett-Packard | 331,230 | 13,958,032 |
| Intel | 544,670 | 11,710,405 |
| Microsoft | 701,620 | 21,006,503 |
| National Semiconductor | 329,320 | 8,661,116 |
| Oracle | 591,180 [a] | 11,114,184 |
| QUALCOMM | 273,400 | 11,974,920 |
| Texas Instruments | 340,700 | 11,709,859 |
| | | **160,749,799** |
| **Materials—2.8%** | | |
| Air Products & Chemicals | 124,670 | 9,537,255 |
| Allegheny Technologies | 91,170 | 9,990,409 |
| Rohm & Haas | 131,250 | 6,716,063 |
| | | **26,243,727** |
| **Telecommunication Services—1.6%** | | |
| AT & T | 369,720 | **14,315,558** |
| **Utilities—3.4%** | | |
| PG & E | 238,110 | 12,048,366 |
| Sempra Energy | 312,920 | 19,864,162 |
| | | **31,912,528** |
| **Total Common Stocks** | | |
| (cost $737,834,896) | | **932,866,042** |

| Other Investment—.3% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $2,435,000) | 2,435,000 b | **2,435,000** |
| **Total Investments** (cost $740,269,896) | **100.9%** | **935,301,042** |
| **Liabilities, Less Cash and Receivables** | **(.9%)** | **(8,020,860)** |
| **Net Assets** | **100.0%** | **927,280,182** |

*ADR—American Depository Receipts*
*a   Non-income producing security.*
*b   Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 20.4 | Utilities | 3.4 |
| Information Technology | 17.3 | Materials | 2.8 |
| Health Care | 14.0 | Telecommunication Services | 1.6 |
| Energy | 11.3 | Closed-End Funds | 1.0 |
| Consumer Staples | 10.5 | Money Market Investment | .3 |
| Industrial | 10.1 | | |
| Consumer Discretionary | 8.2 | | **100.9** |

*†   Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments: | | |
| Unaffiliated issuers | 737,834,896 | 932,866,042 |
| Affiliated issuers | 2,435,000 | 2,435,000 |
| Cash | | 60,446 |
| Dividends and interest receivable | | 353,882 |
| Receivable for shares of Capital Stock subscribed | | 41,648 |
| | | **935,757,018** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 761,279 |
| Payable for shares of Capital Stock redeemed | | 7,712,721 |
| Interest payable–Note 2 | | 2,836 |
| | | **8,476,836** |
| **Net Assets ($)** | | **927,280,182** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 684,523,863 |
| Accumulated undistributed investment income–net | | 1,654,239 |
| Accumulated net realized gain (loss) on investments | | 46,070,934 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 195,031,146 |
| **Net Assets ($)** | | **927,280,182** |
| **Shares Outstanding** | | |
| (165 million shares of $.001 par value Capital Stock authorized) | | 24,726,228 |
| **Net Asset Value,** offering and redemption price per share ($) | | **37.50** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
| Unaffiliated issuers | 7,525,462 |
| Affiliated issuers | 143,617 |
| Income from securities lending | 6,021 |
| Interest | 174 |
| **Total Income** | **7,675,274** |
| **Expenses:** | |
| Management fee–Note 3(a) | 4,231,785 |
| Distribution fees–Note 3(b) | 470,198 |
| Loan commitment fees–Note 2 | 15,284 |
| Interest expense–Note 2 | 2,836 |
| **Total Expenses** | **4,720,103** |
| Less–reduction in management fee | |
| due to undertaking–Note 3(a) | (202,013) |
| **Net Expenses** | **4,518,090** |
| **Investment Income–Net** | **3,157,184** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 48,079,963 |
| Net unrealized appreciation (depreciation) on investments | 43,028,160 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **91,108,123** |
| **Net Increase in Net Assets Resulting from Operations** | **94,265,307** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income−net | 3,157,184 | 8,155,417 |
| Net realized gain (loss) on investments | 48,079,963 | 133,013,208 |
| Net unrealized appreciation (depreciation) on investments | 43,028,160 | 4,154,782 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **94,265,307** | **145,323,407** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net | (3,079,225) | (9,603,187) |
| Net realized gain on investments | (85,750,982) | − |
| **Total Dividends** | **(88,830,207)** | **(9,603,187)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold | 25,508,394 | 39,501,889 |
| Dividends reinvested | 84,434,442 | 8,890,284 |
| Cost of shares redeemed | (129,188,410) | (318,959,730) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(19,245,574)** | **(270,567,557)** |
| **Total Increase (Decrease) in Net Assets** | **(13,810,474)** | **(134,847,337)** |
| **Net Assets ($):** | | |
| Beginning of Period | 941,090,656 | 1,075,937,993 |
| **End of Period** | **927,280,182** | **941,090,656** |
| Undistributed investment income−net | 1,654,239 | 1,576,280 |
| **Capital Share Transactions (Shares):** | | |
| Shares sold | 705,083 | 1,132,453 |
| Shares issued for dividends reinvested | 2,399,916 | 259,223 |
| Shares redeemed | (3,571,938) | (9,280,855) |
| **Net Increase (Decrease) in Shares Outstanding** | **(466,939)** | **(7,889,179)** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 37.35 | 32.52 | 30.02 | 28.64 | 25.06 | 29.57 |
| Investment Operations: | | | | | | |
| Investment income−net[a] | .12 | .29 | .34 | .19 | .17 | .12 |
| Net realized and unrealized gain (loss) on investments | 3.60 | 4.88 | 2.46 | 1.38 | 3.58 | (4.53) |
| Total from Investment Operations | 3.72 | 5.17 | 2.80 | 1.57 | 3.75 | (4.41) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.12) | (.34) | (.30) | (.19) | (.17) | (.10) |
| Dividends from net realized gain on investments | (3.45) | – | – | – | – | – |
| Total Distributions | (3.57) | (.34) | (.30) | (.19) | (.17) | (.10) |
| Net asset value, end of period | 37.50 | 37.35 | 32.52 | 30.02 | 28.64 | 25.06 |
| **Total Return (%)** | 10.57[b] | 16.01 | 9.37 | 5.54 | 14.99 | (14.96) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .50[b] | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Ratio of net expense to average net assets | .48[b] | .93 | .90 | .93 | 1.00 | 1.00 |
| Ratio of net investment income to average net assets | .33[b] | .86 | 1.06 | .66 | .66 | .41 |
| Portfolio Turnover Rate | 25.14[b] | 96.40 | 68.42 | 79.49 | 50.96 | 41.46 |
| Net Assets, end of period ($ x 1,000) | 927,280 | 941,091 | 1,075,938 | 1,245,344 | 1,464,281 | 1,560,441 |

[a] Based on average shares outstanding at each month end.
[b] Not annualized.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Disciplined Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposal merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: ordinary income $9,603,187. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowing outstanding under the Facility during the period ended April 30, 2007 was approximately $100,200, with a related weighted average annualized interest rate of 5.71%.

## NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager agreed to waive receipt of a portion of the fund's management fee, in the amount of .05% of the value of the fund's average daily net assets from November 1, 2006 through April 4, 2007. The reduction in management fee, pursuant to the undertaking, amounted to $202,013 during the period ended April 30, 2007.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, the fund may pay annually up to .10% of the value of the fund's average daily net assets to compensate Mellon and the Manager for shareholder servicing activities and the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of fund shares. During the period ended April 30, 2007, the fund was charged $470,198 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $690,036 and Rule 12b-1 distribution plan fees $76,246, which are offset against an expense reimbursement currently in effect in the amount of $5,003.

(c) The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $235,221,767 and $332,743,623, respectively.

At April 30, 2007, accumulated net unrealized appreciation on investments was $195,031,146, consisting of $198,818,712 gross unrealized appreciation and $3,787,566 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investment).

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, no-load and front-end load, large-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was variously above and below the Performance Group and Performance Universe medians for various periods ended November 30, 2006. A representative of the Manager noted the portfolio management change in October 2004, when Sean Fitzgibbon became the fund's primary portfolio manager, and that the fund's total return performance for the one- and two-year periods ended November 30, 2006 was above the Performance Group and Performance Universe medians for those periods. The Manager also provided a comparison of the fund's total return to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board also noted that the Manager was voluntarily waiving a portion of its management fee in the amount of 0.05% of the value of the fund's average daily net assets until April 4, 2007 (representing 5.55% of the contractual management fee), and that the fund's expense ratio was below the Expense Group and

Expense Universe medians with the voluntary waiver, above the Expense Group median and below the Expense Universe median without the voluntary waiver. Representatives of the Manager and the Board members discussed that the Manager's voluntary waiver of a portion of the fund's management fee would not continue after April 4, 2007.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds and Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

NOTES

# For More Information

**Dreyfus
Disciplined Stock Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbol:**     DDSTX

---

**Telephone**  1-800-645-6561

**Mail**  The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail**  Send your request to info@dreyfus.com

**Internet**  Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0728SA0407

# Dreyfus
# Money Market
# Reserves

**SEMIANNUAL REPORT** April 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# Contents

## THE FUND

## FOR MORE INFORMATION



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Money Market Reserves, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in fixed-income markets, and your financial advisor can help determine the appropriate asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 1, 2007



## DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

### How did Dreyfus Money Market Reserves perform during the period?

For the six-month period ended April 30, 2007, the fund's Investor shares produced an annualized yield of 4.66%, and its Class R shares produced an annualized yield of 4.86%. Taking into account the effects of compounding, the annualized effective yields for the fund's Investor shares and Class R shares were 4.76% and 4.97%, respectively.[1]

### What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal. To pursue its goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies and instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or their subsidiaries or branches; repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper and other short-term corporate obligations, including those with floating or variable rates of interest.

### What other factors influenced the fund's performance?

The reporting period proved to be a time of transition for the U.S. economy. After expanding at a more robust rate earlier in 2006, the reporting period began in an environment of softening housing markets, declining energy prices and slower economic growth. The Federal Reserve Board (the "Fed") lent credence to a more benign inflation outlook as it left short-term interest rates unchanged throughout the reporting period, maintaining the overnight federal funds rate at 5.25% after more than two years of steady rate hikes.

While core inflation data remained elevated in the fall of 2006, the Fed indicated that it expected those pressures to moderate as the economy slowed. In fact, U.S. GDP growth had moderated to an annualized 2.0% in the third quarter of the year, and declines in consumer confidence and orders for durable goods suggested that the economy continued to slow in the fourth quarter of the year, but at a pace that seemed to hold little risk of recession.

As 2007 began, some analysts began to predict that further economic weakness might compel the Fed to reduce interest rates later in the year. However, the U.S. economy appeared to gain new momentum in January, when the U.S. Department of Labor reported that weekly wages rose by a relatively robust inflation-adjusted 2.1% in 2006. Meanwhile, it was announced that the U.S. economy overall grew at an estimated 2.5% annualized rate in the fourth quarter, which generally was in line with expectations. Yet, inflation drove consumer prices higher at a relatively moderate 2.5% rate in 2006, the lowest annual increase since 2003.

The combination of moderate economic growth and subdued inflation delayed expectations of any changes in Fed policy over the winter. Indeed, some investors came to believe that the Fed would remain on the sidelines for much of 2007 as it scrutinized new economic data to assess the impact of its previous tightening campaign on the economy and inflation. The Fed did just that at its meeting in late January, when it left the federal funds rate at 5.25% for the fifth consecutive time.

Despite heightened volatility in equity markets and the well-publicized slowdown in the housing sector in late February, relatively robust job creation data and a dip in the unemployment rate to 4.5% seemed to ease fears that the long U.S. economic expansion might be ending. While consumers may be coming under greater pressure, in our view, it would be unusual to see a sharp drop-off in consumer spending while job growth remains robust.

The Fed apparently endorsed this view in late March, when it again left the federal funds rate at 5.25%. However, the wording of its accompanying announcement continued to suggest that the Fed viewed the risk of inflation as greater than the risk of recession, pushing back investors' expectations of an eventual easing of monetary policy. Economic and inflation data remained mixed in April, including a modest 1.3% estimate for annualized GDP growth in the first quarter, reinforcing investors' views that the Fed would remain on hold for some time.

As short-term interest rates climbed early in the reporting period, we maintained the fund's weighted average maturity in a range we considered shorter than industry averages. After the Fed paused in its tightening campaign in August, we increased the fund's weighted average maturity to the neutral range. However, with yield differences along the money market yield curve near historically narrow levels, it made little sense to establish a longer maturity position.

### What is the fund's current strategy?

Although the Fed left interest rates unchanged at its May meeting, it stands ready to change monetary policy as conditions warrant. Therefore, every piece of new economic data is likely to be scrutinized by analysts for its possible impact on monetary policy, making a relatively cautious investment posture prudent, in our view.

June 1, 2007

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Money Market Reserves from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2007

|  | Investor Shares | Class R Shares |
|---|---|---|
| Expenses paid per $1,000† | $    3.51 | $    2.51 |
| Ending value (after expenses) | $1,023.30 | $1,024.30 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Investor Shares | Class R Shares |
|---|---|---|
| Expenses paid per $1,000† | $    3.51 | $    2.51 |
| Ending value (after expenses) | $1,021.32 | $1,022.32 |

† *Expenses are equal to the fund's annualized expense ratio of .70% for Investor shares and .50% for Class R shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

| Negotiable Bank Certificates of Deposit—3.9% | Principal Amount ($) | Value ($) |
|---|---|---|
| Union Bank of California, N.A. 5.32%, 5/29/07 (cost $19,999,923) | 20,000,000 | **19,999,923** |

| Commercial Paper—80.8% | | |
|---|---|---|
| Amstel Funding Corp. 5.32%, 6/13/07 | 15,000,000 [a] | 14,907,192 |
| Aquinas Funding LLC 5.30%, 6/5/07 | 15,000,000 [a] | 14,923,802 |
| Atlantis One Funding Corp. 5.30%, 7/5/07 | 5,000,000 [a] | 4,952,785 |
| Bank of America Corp. 5.29%, 6/15/07 | 15,000,000 | 14,902,312 |
| Barclays U.S. Funding Corp. 5.25%–5.29%, 6/7/07–6/8/07 | 20,000,000 | 19,892,463 |
| BNP Paribas Finance Inc. 5.31%, 5/1/07 | 18,000,000 | 18,000,000 |
| CAFCO LLC 5.30%, 6/8/07 | 15,000,000 [a] | 14,917,350 |
| CC (USA) Inc. 5.31%, 5/15/07 | 15,000,000 [a] | 14,969,433 |
| CHARTA LLC 5.30%, 6/8/07 | 15,000,000 [a] | 14,917,350 |
| Citigroup Funding Inc. 5.34%, 5/14/07 | 15,000,000 | 14,971,508 |
| Crown Point Capital Co. LLC 5.33%, 5/17/07 | 20,000,000 [a] | 19,953,867 |
| Cullinan Finance Ltd. 5.30%, 7/25/07 | 17,000,000 [a] | 16,790,074 |
| Daimler Chrysler Revolving Auto Conduit LLC, Ser. II 5.30%, 7/3/07 | 20,000,000 | 19,816,950 |
| Deutsche Bank Financial LLC 5.31%, 5/1/07 | 18,000,000 | 18,000,000 |
| FCAR Owner Trust, Ser. I 5.30%, 7/10/07 | 15,000,000 | 14,848,333 |
| Goldman Sachs Group Inc. 5.29%, 5/25/07 | 15,000,000 | 14,947,650 |
| Harrier Finance Funding Ltd. 5.30%, 6/13/07 | 15,000,000 [a] | 14,906,475 |

| Commercial Paper (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| Intesa Funding LLC | | |
| 5.29%, 5/1/07 | 18,000,000 | 18,000,000 |
| K2 (USA) LLC | | |
| 5.31%, 5/4/07 | 15,000,000 [a] | 14,993,462 |
| Mane Funding Corp. | | |
| 5.31%, 5/7/07 | 15,000,000 [a] | 14,986,900 |
| Premier Asset Collateralized Entity LLC | | |
| 5.30%, 7/23/07 | 16,200,000 [a] | 16,004,473 |
| Sigma Finance Inc. | | |
| 5.32%, 5/1/07 | 15,000,000 [a] | 15,000,000 |
| Societe Generale N.A. Inc. | | |
| 5.30%, 6/15/07 | 15,000,000 | 14,903,250 |
| Solitaire Funding Ltd. | | |
| 5.30%, 7/3/07 | 20,000,000 [a] | 19,816,950 |
| Stadshypotek Delaware Inc. | | |
| 5.30%, 7/27/07 | 17,000,000 [a] | 16,785,134 |
| UBS Finance Delaware LLC | | |
| 5.26%, 5/1/07 | 18,000,000 | 18,000,000 |
| **Total Commercial Paper** | | |
| (cost $415,107,713) | | **415,107,713** |
| **Corporate Notes—5.8%** | | |
| Links Finance LLC | | |
| 5.33%, 10/30/07 | 15,000,000 [a,b] | 14,999,252 |
| Morgan Stanley | | |
| 5.48%, 7/19/07 | 15,000,000 [b] | 15,016,128 |
| **Total Corporate Notes** | | |
| (cost $30,015,380) | | **30,015,380** |
| **Time Deposits—5.8%** | | |
| Key Bank U.S.A., N.A. (Grand Cayman) | | |
| 5.27%, 5/1/07 | 15,000,000 | 15,000,000 |
| National City Bank, Cleveland, OH (Grand Cayman) | | |
| 5.22%, 5/1/07 | 15,000,000 | 15,000,000 |
| **Total Time Deposits** | | |
| (cost $30,000,000) | | **30,000,000** |

| Repurchase Agreements–3.9% | Principal Amount ($) | Value ($) |
|---|---|---|
| Greenwich Capital Markets 5.21%, dated 4/30/07, due 5/1/07 in the amount of $20,002,894 (fully collateralized by $15,390,000 Federal Home Loan Bank System, Bonds, 4.70%-5.65%, due 4/10/12-4/20/22, value $15,170,568, $970,000 Federal Home Loan Mortgage Corp., Debentures, 0%, due 11/29/19, value $504,681, $340,000 Tennessee Valley Authority, Bonds, 5.375%, due 11/13/08, value $345,078 and $5,174,000 Tennessee Valley Authority, Strips, due 11/1/10, value $4,384,241) (cost $20,000,000) | 20,000,000 | **20,000,000** |
| **Total Investments** (cost $515,123,016) | **100.2%** | **515,123,016** |
| **Liabilities, Less Cash and Receivables** | **(.2%)** | **(968,329)** |
| **Net Assets** | **100.0%** | **514,154,687** |

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities amounted to $243,824,499 or 47.4% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 40.6 | Repurchase Agreements | 3.9 |
| Asset-Backed/Structured | | Asset-Backed/Securities | |
|    Investment Vehicles | 21.0 |    Arbitrage Vehicles | 2.9 |
| Asset-Backed/Multi-Seller Programs | 16.4 | Finance | 2.9 |
| Asset-Backed/Single Seller | 6.7 | | |
| Brokerage Firms | 5.8 | | **100.2** |

[†] *Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities— | | |
| See Statement of Investments—Note 1(b) | 515,123,016 | 515,123,016 |
| Cash | | 893,641 |
| Interest receivable | | 427,679 |
| | | **516,444,336** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 3(b) | | 269,266 |
| Dividend payable | | 2,016,377 |
| Payable for Capital Stock redeemed | | 4,006 |
| | | **2,289,649** |
| **Net Assets ($)** | | **514,154,687** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 514,155,334 |
| Accumulated net realized gain (loss) on investments | | (647) |
| **Net Assets ($)** | | **514,154,687** |

### Net Asset Value Per Share

| | Investor Shares | Class R Shares |
|---|---|---|
| Net Assets ($) | 334,453,180 | 179,701,507 |
| Shares Outstanding | 334,451,597 | 179,703,737 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

| | |
|---|---|
| **Investment Income ($):** | |
| **Interest Income** | **13,287,375** |
| **Expenses:** | |
| Management fee–Note 3(a) | 1,239,817 |
| Distribution fees (Investor Shares)–Note 3(b) | 322,883 |
| **Total Expenses** | **1,562,700** |
| **Investment Income–Net, representing net income in net assets resulting from operations** | **11,724,675** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended<br>April 30, 2007<br>(Unaudited) | Year Ended<br>October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 11,724,675 | 19,315,239 |
| Net realized gain (loss) on investments | – | (44) |
| **Net Increase (Decrease) in Net Assets<br>　Resulting from Operations** | **11,724,675** | **19,315,195** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Investor shares | (7,520,277) | (12,160,141) |
| Class R shares | (4,204,398) | (7,155,098) |
| **Total Dividends** | **(11,724,675)** | **(19,315,239)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold: | | |
| Investor shares | 309,291,782 | 536,973,093 |
| Class R shares | 343,073,439 | 695,718,250 |
| Dividends reinvested: | | |
| Investor shares | 7,496,469 | 12,118,040 |
| Class R shares | 1,951,740 | 2,462,583 |
| Cost of shares redeemed: | | |
| Investor shares | (266,957,594) | (572,668,799) |
| Class R shares | (351,095,618) | (627,794,493) |
| **Increase (Decrease) in Net Assets<br>　from Capital Stock Transactions** | **43,760,218** | **46,808,674** |
| **Total Increase (Decrease) in Net Assets** | **43,760,218** | **46,808,630** |
| **Net Assets ($):** | | |
| Beginning of Period | 470,394,469 | 423,585,839 |
| **End of Period** | **514,154,687** | **470,394,469** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Investor Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .023 | .042 | .022 | .005 | .006 | .016 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.023) | (.042) | (.022) | (.005) | (.006) | (.016) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.33[a] | 4.24 | 2.23 | .54 | .64 | 1.58 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .70[a] | .70 | .70 | .70 | .70 | .70 |
| Ratio of net investment income to average net assets | 4.66[a] | 4.15 | 2.19 | .53 | .64 | 1.63 |
| Net Assets, end of period ($ X 1,000) | 334,453 | 284,623 | 308,202 | 357,163 | 379,265 | 432,816 |

[a]   Annualized.
*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .024 | .044 | .024 | .007 | .008 | .018 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.024) | (.044) | (.024) | (.007) | (.008) | (.018) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.43[a] | 4.45 | 2.43 | .74 | .83 | 1.79 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .50[a] | .50 | .50 | .50 | .50 | .50 |
| Ratio of net investment income to average net assets | 4.86[a] | 4.40 | 2.38 | .72 | .84 | 1.82 |
| Net Assets, end of period ($ X 1,000) | | 179,702 | 185,772 | 115,384 | 179,552 | 214,112 | 248,164 |

[a]   *Annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Money Market Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in a diversified portfolio of high-quality, short-term debt securities. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 2 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualifications is in the best interest of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $647 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2006. If not applied, $603 of the carryover expires in fiscal 2012 and $44 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006, were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged based on prevailing market rates in effect at the time of borrowings. During the period ended April 30, 2007, the fund did not borrow under the line of credit.

## NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to off-set a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(b)** Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor, for shareholder servicing activities and activities primarily intended to result in the sale of Investor shares. During the period ended April 30, 2007, Investor shares were charged $322,883 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $212,867 and Rule 12b-1 distribution plan fees $56,399.

# INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, no-load money market funds (the "Performance Group") and to a larger universe of funds, consisting of all retail money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was at or above the Performance Group median and above the Performance Universe median for the 1-, 2-, 3-, 4-, 5- and 10-year periods ended November 30, 2006.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee structure", the Board members noted that the fund's management fee was higher than the Expense Group and Expense Universe medians and that the fund's expense ratio was lower than the Expense Group median and higher than the Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

# For More Information

**Dreyfus
Money Market Reserves**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**      Investor: DPIXX      Class R: DPOXX

---

**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0317SA0407

# Dreyfus Municipal Reserves

**SEMIANNUAL REPORT** April 30, 2007



Dreyfus
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Municipal Reserves, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in fixed-income markets, and your financial advisor can help determine the appropriate asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 1, 2007



## DISCUSSION OF FUND PERFORMANCE

Joseph Irace, Portfolio Manager

### How did Dreyfus Municipal Reserves perform during the period?

For the six-month period ended April 30, 2007, the fund produced annualized yields of 3.14% for its Class R shares and 2.95% for its Investor shares. Taking into account the effects of compounding, the fund produced annualized effective yields of 3.19% and 2.99% for its Class R shares and Investor shares, respectively.[1]

Tax-exempt money market instruments continued to generate competitive returns over the reporting period in an environment of stable short-term interest rates, moderating economic growth and persistent inflationary pressures.

On a separate note, on March 31, 2007, Joseph Irace became the fund's primary portfolio manager.

### What is the fund's investment approach?

The fund seeks a high level of current income, consistent with stability of principal, that is exempt from federal income tax. To pursue its goal, the fund invests at least 80% of its assets in tax-exempt municipal obligations, including short-term municipal debt securities. Among these are municipal notes, short-term municipal bonds, tax-exempt commercial paper and municipal leases. The fund reserves the right to invest up to 20% of total assets in taxable money market securities, such as U.S. government obligations, U.S. and foreign bank and corporate obligations and commercial paper.

The fund also may invest in high-quality short-term structured notes, which are derivative instruments whose value is tied to underlying municipal obligations.

### What other factors influenced the fund's performance?

When the reporting period began, weakness in the housing and automotive sectors already had contributed to a more moderate rate of U.S. economic growth. At the same time, energy prices had begun to retreat from the record highs established during the summer of 2006, helping to relieve prevailing inflationary pressures. Investors generally responded to these economic developments with expectations that a slower economy and more subdued inflation might prompt the Federal Reserve Board (the "Fed") to begin reducing short-term interest rates during 2007. The Fed lent credence to this view when it continued to hold interest rates steady as it evaluated the impact of its previous series of rate hikes on the economy and inflation. In its public comments, the Fed repeatedly stated that it believed inflation was likely to moderate along with economic growth.

While stubbornly high inflation data caused investors to question this outlook at times during the reporting period, more evidence had emerged by the reporting period's end that slumping housing markets and resurgent oil prices were indeed constraining consumer spending, which represented one of the main pillars of the economy over the past several years. Accordingly, many analysts reiterated their view that an eventual reduction in short-term interest rates was likely.

In this environment, tax-exempt money market yields generally remained stable throughout the reporting period, trading within a relatively narrow range despite occasional swings in investors' economic and inflation concerns. In addition, very short-term tax-exempt money market instruments, including variable-rate demand notes (VRDNs) on which yields are reset daily or weekly, provided higher yields than longer-term instruments for most of the reporting period. This relatively unusual phenomenon, known as an "inverted yield curve," was partly the result of supply-and-demand forces affecting the short end of the market's maturity range. The inverted yield curve led us to focus on VRDNs for a substantial portion of the reporting period. In fact, at times, up to 90% of the fund's assets was allocated to VRDNs, with the remainder invested in municipal notes and seasoned municipal bonds.

Later in the reporting period, after the current management team assumed responsibility for the fund, we reduced the fund's exposure to VRDNs. We redeployed those assets primarily to tax-exempt commercial paper with maturities in the three- to six-month range, which offered incrementally higher yields than shorter- or longer-term instruments. As a result, the fund's weighted average maturity increased from a relatively short position to one that was slightly longer than industry averages. We made these changes during a time in which seasonal factors, including heightened money market fund redemptions by individuals making income tax payments, historically have tended to boost yields of tax-exempt money market instruments.

### What is the fund's current strategy?

A little more than a week after the end of the reporting period, the Fed again left short-term interest rates unchanged, commenting that its "predominant policy concern remains the risk that inflation will fail to moderate as expected." These comments, when combined with new releases of mixed economic and inflation data, suggest to us that the Fed is unlikely either to raise or lower short-term interest rates over the foreseeable future. We therefore currently intend to maintain the fund's slightly longer-than-average duration position until we see evidence that the Fed is ready to adjust monetary policy one way or the other.

June 1, 2007

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1]  Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Reserves from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2007

|                                | Investor Shares | Class R Shares |
|--------------------------------|-----------------|----------------|
| Expenses paid per $1,000†      | $    3.55       | $    2.55      |
| Ending value (after expenses)  | $1,014.70       | $1,015.70      |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|                                | Investor Shares | Class R Shares |
|--------------------------------|-----------------|----------------|
| Expenses paid per $1,000†      | $    3.56       | $    2.56      |
| Ending value (after expenses)  | $1,021.27       | $1,022.27      |

† *Expenses are equal to the fund's annualized expense ratio of .71% for Class I and .51% for Class R, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

| Short-Term Investments−100.6% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alabama−5.7%** | | | | |
| Macon Trust Various Certificates (Spanish Fort Redevelopment Authority−Spanish Fort Town Center) (Liquidity Facility; Bank of America and LOC; Bank of America) | 3.99 | 5/7/07 | 5,000,000 [a,b] | 5,000,000 |
| **Colorado−3.7%** | | | | |
| Boulder Central Area General Improvement District, GO Notes (Insured; AMBAC) | 5.00 | 6/15/07 | 100,000 | 100,113 |
| Central Platte Valley Metropolitan District, GO (Liquidity Facility; BNP Paribas) | 3.70 | 12/1/07 | 500,000 | 500,000 |
| Central Platte Valley Metropolitan District, GO (LOC; U.S. Bank NA) | 3.70 | 12/1/07 | 1,000,000 | 1,000,000 |
| Colorado Department of Transportation, Transportation RAN (Insured; AMBAC) | 5.30 | 6/15/07 | 100,000 | 100,149 |
| Pinery West Metropolitan District Number 2, GO Notes (LOC; U.S. Bank NA) | 3.70 | 11/1/07 | 1,310,000 | 1,310,000 |
| Regional Transportation District, Master Lease Purchase Agreement II, COP (Transit Vehicles Project) (Insured; AMBAC) | 4.00 | 6/1/07 | 100,000 | 100,000 |
| University of Colorado Regents, Enterprise System Revenue (Insured; FGIC) | 4.00 | 6/1/07 | 100,000 | 100,000 |
| **Florida−8.0%** | | | | |
| Brevard County, Revenue (Holy Trinity Episcopal Academy Project) (LOC; Wachovia Bank) | 4.00 | 5/7/07 | 980,000 [a] | 980,000 |
| Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group) | 3.98 | 5/7/07 | 4,000,000 [a] | 4,000,000 |

| Short-Term<br>Investments (continued) | Coupon<br>Rate (%) | Maturity<br>Date | Principal<br>Amount ($) | Value ($) |
|---|---|---|---|---|
| **Florida (continued)** | | | | |
| Jacksonville Health Facilities Authority, Health Facilities Revenue (River Garden/Coves Project) (LOC; Wachovia Bank) | 4.00 | 5/7/07 | 620,000 [a,c] | 620,000 |
| Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank) | 4.00 | 5/7/07 | 500,000 [a] | 500,000 |
| Putnam County Development Authority, PCR (Seminole Electric Cooperative, Inc. Project) (LOC; National Rural Utilities Cooperative Finance Corporation) | 4.04 | 5/7/07 | 500,000 [a] | 500,000 |
| South Broward Hospital District, HR (Putters Program) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3.98 | 5/7/07 | 385,000 [a,b] | 385,000 |
| **Georgia—3.4%** | | | | |
| Fulton County Development Authority, Educational Facilities Revenue (Friends of High Meadows, Inc. Project) (LOC; Wachovia Bank) | 3.85 | 5/7/07 | 515,000 [a] | 515,000 |
| Private Colleges and University Authority, CP (Emory University Project) | 3.70 | 9/12/07 | 2,500,000 | 2,500,000 |
| **Idaho—2.3%** | | | | |
| Idaho, GO Notes, TAN | 4.50 | 6/29/07 | 2,000,000 | 2,002,495 |
| **Illinois—11.9%** | | | | |
| Cook County Community College District Number 508, GO Lease Certificates (Insured; MBIA) | 7.70 | 12/1/07 | 1,500,000 | 1,533,795 |
| Illinois, GO Certificates | 4.25 | 6/7/07 | 3,000,000 | 3,001,088 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Illinois (continued)** | | | | |
| Illinois Educational Facilities Authority, Revenue, CP (Pooled Finance Program) (LOC; Northern Trust Company) | 3.73 | 9/12/07 | 2,000,000 | 2,000,000 |
| Illinois Finance Authority, Revenue (IIT Research Institute) (LOC; Fifth Third Bank) | 3.98 | 5/7/07 | 4,000,000 [a] | 4,000,000 |
| **Indiana—6.4%** | | | | |
| Seymour, EDR (Pedcor Investments—Sycamore Springs Apartments Project) (LOC; FHLB) | 4.01 | 5/7/07 | 1,884,000 [a] | 1,884,000 |
| Wabash, EDR (Wabash Alloys Project) (LOC; Bank of America) | 4.00 | 5/7/07 | 3,750,000 [a] | 3,750,000 |
| **Iowa—6.0%** | | | | |
| Coralville, GO Annual Appropriation Urban Renewal Bond Anticipation Project Notes | 4.13 | 6/1/07 | 2,275,000 | 2,275,000 |
| Iowa, TRAN | 4.25 | 6/29/07 | 3,000,000 | 3,001,770 |
| **Louisiana—5.7%** | | | | |
| Louisiana Public Facilities Authority, Revenue (GCGK Investments LLC Project) (LOC; Amsouth Capital) | 3.96 | 5/7/07 | 5,000,000 [a] | 5,000,000 |
| **Michigan—1.8%** | | | | |
| Detroit, Sewage Disposal System Second Lien Revenue, CP (Insured; FGIC and Liquidity Facility; DEPFA Bank PLC) | 3.78 | 7/12/07 | 1,600,000 | 1,600,000 |
| **Nebraska—5.4%** | | | | |
| Scotts Bluff County Hospital Authority Number 1, Revenue, Refunding (Regional West Medical Center) (Insured; Radian and Liquidity Facility; Key Bank) | 4.01 | 5/7/07 | 4,700,000 [a] | 4,700,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Nevada—8.5%** | | | | |
| Truckee Meadows Water Authority, Water Revenue (Insured; MBIA and Liquidity Facility; Citibank NA) | 3.98 | 5/7/07 | 7,440,000 [a,b] | 7,440,000 |
| **New Mexico—3.1%** | | | | |
| Santa Fe, Gross Receipts Tax (Subordinate Lien)/Wastewater System Revenue (LOC; BNP Paribas) | 4.00 | 5/7/07 | 2,700,000 [a] | 2,700,000 |
| **Ohio—4.8%** | | | | |
| Hamilton City School District, School Improvement Unlimited Tax GO (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank) | 3.98 | 5/7/07 | 4,250,000 [a,b] | 4,250,000 |
| **Pennsylvania—10.3%** | | | | |
| Bensalem Township School District, GO Notes (Putters Program) (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank) | 3.98 | 5/7/07 | 3,520,000 [a,b] | 3,520,000 |
| Bucks County Water and Sewer Authority, Sewer System Revenue (Putters Program) (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank) | 3.98 | 5/7/07 | 600,000 [a,b] | 600,000 |
| Delaware County Industrial Development Authority, PCR, CP (Exelon Project) (LOC; Wachovia Bank) | 3.72 | 5/16/07 | 5,000,000 | 5,000,000 |

| Short-Term Investments (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Texas—9.0%** | | | | |
| Dallas Area Rapid Transit, Senior Lien Sales Tax Revenue, Refunding (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank) | 3.98 | 5/7/07 | 2,660,000 a,b | 2,660,000 |
| Hunt Memorial Hospital District, GO Notes (Insured; XLCA and Liquidity Facility; JPMorgan Chase Bank) | 3.98 | 5/7/07 | 1,000,000 a | 1,000,000 |
| McKinney, GO Notes (Insured; FSA) | 4.50 | 8/15/07 | 200,000 | 200,383 |
| Texas, CP | 3.77 | 6/12/07 | 4,000,000 | 4,000,000 |
| **Washington—4.6%** | | | | |
| Washington Housing Finance Commission, MFMR (Wandering Creek Project) (Insured; FHLMC and Liquidity Facility; FHLMC) | 4.03 | 5/7/07 | 4,000,000 a | 4,000,000 |
| **Total Investments** (cost $88,328,793) | | | **100.6%** | **88,328,793** |
| **Liabilities, Less Cash and Receivables** | | | **(.6%)** | **(506,185)** |
| **Net Assets** | | | **100.0%** | **87,822,608** |

a   Securities payable on demand. Variable interest rate—subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities amounted to $23,855,000 or 27.2% of net assets.
c   Purchased on a delayed delivery basis.

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

## Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)[†] |
|---|---|---|---|---|---|
| F1+,F1 | | VMIG1,MIG1,P1 | | SP1+,SP1,A1+,A1 | 92.9 |
| AAA,AA,A[d] | | Aaa,Aa,A[d] | | AAA,AA,A[d] | 5.4 |
| Not Rated[e] | | Not Rated[e] | | Not Rated[e] | 1.7 |
| | | | | | **100.0** |

[†]  *Based on total investments.*

[d]  *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[e]  *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments | 88,328,793 | 88,328,793 |
| Cash | | 132,428 |
| Interest receivable | | 637,715 |
| | | **89,098,936** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 32,851 |
| Bank loan payable–Note 2 | | 825,000 |
| Dividends payable | | 253,264 |
| Payable for investment securities purchased | | 165,018 |
| Interest payable–Note 2 | | 195 |
| | | **1,276,328** |
| **Net Assets ($)** | | **87,822,608** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 87,827,466 |
| Accumulated net realized gain (loss) on investments | | (4,858) |
| **Net Assets ($)** | | **87,822,608** |

### Net Asset Value Per Share

|  | Investor Shares | Class R Shares |
|---|---|---|
| Net Assets ($) | 24,099,604 | 63,723,004 |
| Shares Outstanding | 24,102,051 | 63,727,128 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **1,882,724** |
| **Expenses:** | |
| Management fee–Note 3(a) | 257,849 |
| Distribution fees (Investor Shares)–Note 3(b) | 25,239 |
| Interest expense–Note 2 | 3,897 |
| **Total Expenses** | **286,985** |
| **Investment Income–Net** | **1,595,739** |
| **Net Realized Gain (Loss) on Investments–Note 1(b) ($)** | **(3,981)** |
| **Net Increase in Net Assets Resulting from Operations** | **1,591,758** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income—net | 1,595,739 | 2,874,449 |
| Net realized gain (loss) from investments | (3,981) | 1,910 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **1,591,758** | **2,876,359** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Investor shares | (371,999) | (659,984) |
| Class R shares | (1,223,740) | (2,214,465) |
| **Total Dividends** | **(1,595,739)** | **(2,874,449)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold: | | |
| Investor shares | 22,460,212 | 52,795,315 |
| Class R shares | 118,774,254 | 294,759,690 |
| Dividends reinvested: | | |
| Investor shares | 370,126 | 651,586 |
| Class R shares | 295,819 | 476,403 |
| Cost of shares redeemed: | | |
| Investor shares | (24,625,957) | (49,721,247) |
| Class R shares | (138,757,297) | (277,012,556) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(21,482,843)** | **21,949,191** |
| **Total Increase (Decrease) in Net Assets** | **(21,486,824)** | **21,951,101** |
| **Net Assets ($):** | | |
| Beginning of Period | 109,309,432 | 87,358,331 |
| **End of Period** | **87,822,608** | **109,309,432** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Investor Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .015 | .026 | .015 | .004 | .004 | .009 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.015) | (.026) | (.015) | (.004) | (.004) | (.009) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.47[a] | 2.65 | 1.48 | .44 | .44 | .87 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .71[a] | .71 | .71 | .71 | .70 | .71 |
| Ratio of net investment income to average net assets | 2.95[a] | 2.65 | 1.44 | .43 | .45 | .86 |
| Net Assets, end of period ($ X 1,000) | 24,100 | 25,896 | 22,170 | 26,380 | 31,311 | 31,902 |

[a] Annualized.

*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .016 | .028 | .017 | .006 | .006 | .011 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.016) | (.028) | (.017) | (.006) | (.006) | (.011) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 1.57[a] | 2.86 | 1.69 | .64 | .65 | 1.07 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .51[a] | .51 | .51 | .51 | .50 | .51 |
| Ratio of net investment income to average net assets | 3.14[a] | 2.84 | 1.60 | .60 | .65 | 1.07 |
| Net Assets, end of period ($ X 1,000) | 63,723 | 83,413 | 65,188 | 124,838 | 249,243 | 317,102 |

[a]  *Annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to seek income, consistent with stability of principal, that is exempt from federal income tax. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expense attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and is recognized on the accrual basis. Cost of investments represents amortized cost.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $877 available for federal income tax purposes to be applied against future net securities profit, if any, realized subsequent to October 31, 2006. If not applied, the carryover expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average amount of borrowings outstanding under the line of credit during the period ended April 30, 2007 was approximately $134,800 with a related weighted average annualized interest rate of 5.83%.

### NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(b)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% of the value of the average daily net assets (currently limited by the Company's Board of Directors to .20%) attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and activities primarily intended to result in the sale of Investor shares. During the period ended April 30, 2007, Investor shares were charged $25,239 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not interested persons of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $28,555 and Rule 12b-1 distribution plan fees $4,296.

# INFORMATION ABOUT THE REVIEW AND APPROVAL
## OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, no-load tax-exempt money market funds (the "Performance Group") and to a larger universe of funds, consisting of all retail tax-exempt money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2006, and noted that the fund's total return performance was at or below the Performance Group median and below the Performance Universe median for each of the periods. The Board noted the rank of the fund's total return within the Performance Group for each period and discussed that in the two periods when the fund's performance was below median there was a spread of only one or two basis points between the fund's performance and median performance.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee" structure, the Board members noted that the fund's management fee was higher than the Expense Group and Expense Universe medians and that the fund's expense ratio was lower than the Expense Group median but higher than the Expense Universe median.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

# For More Information

**Dreyfus
Municipal Reserves**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**  Investor: DLTXX  Class R: DTMXX

---

**Telephone**  1-800-645-6561

**Mail**  The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail**  Send your request to info@dreyfus.com

**Internet**  Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0324SA0407

# Dreyfus Premier Balanced Fund

**SEMIANNUAL REPORT** April 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Balanced Fund covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as a cooling housing market took its toll on consumer and business spending, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Yet, labor markets remained relatively strong and the general markets continued toward record price levels. Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly rising unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, continued high pace of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets, and your financial advisor can help determine the appropriate investments for you and position your investment portfolio for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



# DISCUSSION OF FUND PERFORMANCE

John B. Jares, CFA, and Catherine Powers, Portfolio Managers

### How did Dreyfus Premier Balanced Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund produced total returns of 5.63% for Class A shares, 5.24% for Class B shares, 5.23% for Class C shares, 5.77% for Class R shares and 5.50% for Class T shares.[1] In comparison, the fund's benchmark, a hybrid index composed of 60% Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") and 40% Lehman Brothers U.S. Aggregate Index ("Lehman Aggregate Index"), provided a total return of 6.21% for the same period. Separately the S&P 500 Index and the Lehman Aggregate Index provided total returns of 8.60% and 2.64%, respectively, for the period.[2]

Large-capitalization stocks advanced, and bonds produced positive absolute returns in an environment of stable short-term interest rates, slowing economic growth and respectable corporate earnings. Disappointing performance by a handful of the fund's stocks primarily accounted for its lagging performance compared to its blended benchmark.

Effective 6/1/07, Class R shares will be renamed Class I shares.

### What is the fund's investment approach?

Seeking total return, the fund has a normal allocation of approximately 60% stocks and 40% bonds, corresponding to the fund's benchmark. However, the fund is permitted to invest from 40% to 75% of its total assets in stocks and 25% to 60% in bonds.

In choosing stocks, we use a "growth style" of investing with a consistent, bottom-up approach that emphasizes individual stock selection through in-house qualitative and quantitative research.

In choosing bonds, we review economic, market and other factors, leading to valuations by sector, maturity and quality. The fund primarily invests in U.S. government securities, corporate bonds, mortgage-backed and asset-backed securities.

### What other factors influenced the fund's performance?

Stocks produced relatively attractive returns overall during the reporting period in an environment of respectable corporate earnings growth, moderate economic growth and strong employment levels. Bonds also generally posted positive total returns, but to a more modest degree, as fixed-income investors responded to stubborn inflationary pressures and a surge in sub-prime mortgage delinquencies. Our mild emphasis on stocks over bonds during the reporting period helped the fund participate more fully in the stock market's relative strength.

Although a few disappointments prevented the fund's equity portion from outperforming the S&P 500 Index during the reporting period, the fund nonetheless held a number of strong performers. In the consumer staples area, Avon Products benefited from a successful management reorganization and increased advertising. Information technology giant Cisco Systems achieved strong growth due to robust demand for its Internet and video infrastructure offerings. Computer and electronics manufacturer Apple continued to benefit from the popularity of its personal computing and consumer electronics products. Relatively light exposure to banks proved to be advantageous as the industry group faltered amid concerns regarding escalating sub-prime mortgage defaults. In the health care area, Schering-Plough benefited from solid execution and adept expense management, and Zimmer Holdings gained market share with a new line of gender-specific artificial joints.

On the other hand, several stocks detracted from the fund's relative performance. In the wake of the merger of two major competitors, investors began to worry that pharmacy chain Walgreen might need to acquire a pharmacy benefit management company. Electronics retailer Best Buy was hurt by softer consumer spending. Biotechnology company Amgen lost value after receiving a regulatory warning regarding safety issues and encountering intensifying competitive pressures. Online media giant Yahoo! reported a disappointing quarter, and Marvell Technology Group experienced softness in the disk-drive market. Underweighted positions in the energy, utilities and telecommunications services sectors also undermined the fund's results.

The fund's bond portfolio outperformed the Lehman Aggregate Index, particularly benefitting from its positions in high yield securities and international bonds denominated in local currencies. Investment-grade corporate bonds also fared well, due primarily to our strategy of emphasizing BBB rated bonds from regulated utilities, banks and real estate investment trust issuers that we believed would be less vulnerable than other industries to leveraged buyouts and other activities we consider unfriendly to bondholders. A "bulleted" yield curve strategy also contributed modestly to performance as the yield curve steepened during the first quarter of 2007. On the other hand, a small position in Treasury Inflation Protected Securities during the fourth quarter of 2006 detracted slightly from the bond portfolio's results.

### What is the fund's current strategy?

In the fund's stock portion, we have continued to employ our bottom-up security selection process to find growth companies with the potential for superior revenue and earnings growth at attractive valuations. This approach recently has resulted in a slightly more defensive investment posture, which we believe positions the fund for a slower-growth U.S. economy. In the bond portfolio, we generally have maintained the same strategies as we did earlier in the reporting period, except that we have begun to reduce the fund's exposure to international bonds as strong global growth keeps central banks abroad poised to continue raising rates.

May 15, 2007

[1]  *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation through April 4, 2008, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2]  *SOURCE: LIPPER, INC. – Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Balanced Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.61 | $ 9.41 | $ 9.41 | $ 4.34 | $ 6.88 |
| Ending value (after expenses) | $1,056.30 | $1,052.40 | $1,052.30 | $1,057.70 | $1,055.00 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.51 | $ 9.25 | $ 9.25 | $ 4.26 | $ 6.76 |
| Ending value (after expenses) | $1,019.34 | $1,015.62 | $1,015.62 | $1,020.58 | $1,018.10 |

† *Expenses are equal to the fund's annualized expense ratio of 1.10% for Class A, 1.85% for Class B, 1.85% for Class C, .85% for Class R and 1.35% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

| Common Stocks–72.2% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary–6.3%** | | |
| Bed Bath & Beyond | 19,869 [a] | 809,463 |
| Best Buy | 45,185 | 2,107,880 |
| Federated Department Stores | 36,032 | 1,582,525 |
| Gap | 22,097 | 396,641 |
| Home Depot | 16,127 | 610,729 |
| Limited Brands | 16,106 | 444,042 |
| Starbucks | 19,890 [a] | 616,988 |
| Walt Disney | 17,713 | 619,601 |
| | | **7,187,869** |
| **Consumer Staples–10.0%** | | |
| Altria Group | 15,760 | 1,086,179 |
| Avon Products | 21,754 | 865,809 |
| Cadbury Schweppes, ADR | 10,098 | 535,699 |
| Clorox | 15,868 | 1,064,425 |
| Colgate-Palmolive | 15,219 | 1,030,935 |
| Dean Foods | 14,361 | 523,171 |
| Kraft Foods, Cl. A | 10,906 | 365,024 |
| PepsiCo | 6,318 | 417,557 |
| Procter & Gamble | 23,997 | 1,543,247 |
| Unilever (NY Shares) | 15,567 | 474,794 |
| Wal-Mart Stores | 53,294 | 2,553,848 |
| Whole Foods Market | 21,492 | 1,005,611 |
| | | **11,466,299** |
| **Energy–3.2%** | | |
| Chevron | 8,889 | 691,475 |
| Exxon Mobil | 26,980 | 2,141,672 |
| Schlumberger | 10,469 | 772,926 |
| | | **3,606,073** |
| **Exchange Traded Funds–3.4%** | | |
| iShares Russell 1000 Growth Index Fund | 22,259 | 1,295,919 |
| Powershares QQQ | 28,432 [b] | 1,306,735 |
| Standard & Poor's Depository Receipts (Tr. Ser. 1) | 8,702 | 1,290,420 |
| | | **3,893,074** |
| **Financial–6.0%** | | |
| American International Group | 8,727 | 610,105 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial (continued)** | | |
| Charles Schwab | 51,300 | 980,856 |
| Chicago Mercantile Exchange Holdings, Cl. A | 1,522 | 786,494 |
| Citigroup | 16,005 | 858,188 |
| Goldman Sachs Group | 5,605 | 1,225,309 |
| Lincoln National | 12,126 | 862,765 |
| Morgan Stanley | 11,046 | 927,974 |
| State Street | 8,539 | 588,081 |
| | | **6,839,772** |
| **Health Care–14.7%** | | |
| Allergan | 11,006 | 1,333,927 |
| Amylin Pharmaceuticals | 22,466 [a] | 928,520 |
| Covance | 13,444 [a] | 813,362 |
| Eli Lilly & Co. | 8,034 | 475,050 |
| Genentech | 9,728 [a] | 778,143 |
| Genzyme | 13,454 [a] | 878,681 |
| Gilead Sciences | 15,832 [a] | 1,293,791 |
| Johnson & Johnson | 23,713 | 1,522,849 |
| Medtronic | 16,402 | 868,158 |
| Pfizer | 22,554 | 596,779 |
| Pharmaceutical Product Development | 12,775 | 460,794 |
| Quest Diagnostics | 15,969 | 780,724 |
| Schering-Plough | 31,209 | 990,262 |
| Thermo Fisher Scientific | 25,358 [a] | 1,320,137 |
| UnitedHealth Group | 17,434 | 925,048 |
| Wyeth | 24,055 | 1,335,053 |
| Zimmer Holdings | 16,141 [a] | 1,460,438 |
| | | **16,761,716** |
| **Industrial–4.2%** | | |
| Canadian National Railway | 12,637 | 634,883 |
| Empresa Brasileira de Aeronautica, ADR | 11,356 | 532,710 |
| General Electric | 80,575 | 2,969,995 |
| Waste Management | 18,209 | 681,199 |
| | | **4,818,787** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Information Technology−23.8%** | | |
| Adobe Systems | 46,854 [a] | 1,947,252 |
| Apple Computer | 21,958 [a] | 2,191,408 |
| Autodesk | 8,917 [a] | 368,005 |
| Automatic Data Processing | 13,234 | 592,354 |
| Broadcom, Cl. A | 25,679 [a] | 835,851 |
| Broadridge Financial Solutions | 3,308 [a] | 66,292 |
| Cisco Systems | 91,887 [a] | 2,457,058 |
| Cognos | 12,722 [a] | 548,445 |
| Corning | 39,396 [a] | 934,473 |
| Diebold | 22,968 | 1,094,885 |
| eBay | 24,327 [a] | 825,658 |
| Electronic Arts | 28,111 [a] | 1,417,076 |
| EMC/Massachusetts | 58,637 [a] | 890,110 |
| Google, Cl. A | 2,203 [a] | 1,038,450 |
| Hewlett-Packard | 41,325 | 1,741,436 |
| KLA-Tencor | 11,444 | 635,714 |
| Marvell Technology Group | 57,530 [a] | 927,959 |
| Maxim Integrated Products | 25,974 | 823,895 |
| Microsoft | 114,313 | 3,422,531 |
| Nokia, ADR | 24,704 | 623,776 |
| SanDisk | 13,559 [a] | 589,139 |
| Sun Microsystems | 75,516 [a] | 394,194 |
| Texas Instruments | 40,931 | 1,406,798 |
| Western Union | 19,346 | 407,233 |
| Yahoo! | 37,489 [a] | 1,051,192 |
| | | **27,231,184** |
| **Materials−.6%** | | |
| E.I. du Pont de Nemours & Co. | 13,234 | **650,716** |
| **Telecommunication Services−.0%** | | |
| AT & T | 3 | **116** |
| **Total Common Stocks** | | |
| (cost $73,746,747) | | **82,455,606** |

| Bonds and Notes–38.3% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Aerospace & Defense–.3%** | | | | |
| L-3 Communications, Gtd. Notes, Ser. B | 6.38 | 10/15/15 | 30,000 | 30,000 |
| L-3 Communications, Gtd. Notes | 7.63 | 6/15/12 | 120,000 | 124,950 |
| Northrop Grumman, Gtd. Notes | 7.13 | 2/15/11 | 75,000 | 80,229 |
| Raytheon, Sr. Notes | 5.50 | 11/15/12 | 65,000 | 66,160 |
| | | | | **301,339** |
| **Agricultural–.3%** | | | | |
| Philip Morris, Debs. | 7.75 | 1/15/27 | 270,000 | **323,915** |
| **Aluminum–.1%** | | | | |
| Alcan, Notes | 6.13 | 12/15/33 | 90,000 | **88,945** |
| **Asset-Backed Ctfs./ Auto Receivables–.3%** | | | | |
| Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B | 4.64 | 4/15/10 | 195,000 | 193,902 |
| Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. C | 5.47 | 9/15/12 | 100,000 | 100,300 |
| WFS Financial Owner Trust, Ser. 2005-2, Cl. B | 4.57 | 11/19/12 | 105,000 | 104,221 |
| | | | | **398,423** |
| **Asset-Backed Ctfs./Credit Cards–.7%** | | | | |
| BA Credit Card Trust, Ser. 2007-C1, Cl. C1 | 5.61 | 6/15/14 | 420,000 [c] | 419,820 |
| Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4 | 5.54 | 1/9/12 | 325,000 [c] | 325,036 |
| | | | | **744,856** |
| **Asset-Backed Ctfs./ Home Equity Loans–.6%** | | | | |
| Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6 | 5.14 | 1/25/34 | 175,000 [c] | 172,799 |
| Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A2 | 5.56 | 9/25/36 | 225,000 [c] | 225,027 |
| Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A6A | 5.86 | 2/25/37 | 140,000 [c] | 140,881 |

| Bonds and Notes (continued) | | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|---|
| **Asset-Backed Ctfs./** | | | | | | |
| **Home Equity Loans (continued)** | | | | | | |
| Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B | | 5.83 | 11/25/36 | 70,000 | c | 70,534 |
| Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3 | | 5.83 | 5/25/35 | 75,000 | c | 74,416 |
| | | | | | | **683,657** |
| **Asset-Backed Ctfs./** | | | | | | |
| **Manufactured Housing−.1%** | | | | | | |
| Green Tree Financial, Ser. 1994-7, Cl. M1 | | 9.25 | 3/15/20 | 106,293 | | **109,822** |
| **Automobile Manufacturers−.1%** | | | | | | |
| DaimlerChrysler N.A. Holding, Notes | | 4.88 | 6/15/10 | 50,000 | | 49,567 |
| DaimlerChrysler N.A. Holding, Gtd. Notes | | 8.50 | 1/18/31 | 60,000 | | 75,821 |
| | | | | | | **125,388** |
| **Banks−2.4%** | | | | | | |
| Chevy Chase Bank, Sub. Notes | | 6.88 | 12/1/13 | 105,000 | | 110,775 |
| Chuo Mitsui Trust & Banking, Sub. Notes | | 5.51 | 12/29/49 | 100,000 | c,d | 97,186 |
| Colonial Bank N.A./Montgomery, AL, Sub. Notes | | 8.00 | 3/15/09 | 40,000 | | 41,767 |
| Development Bank of Japan, Govt. Gtd. Bonds | JPY | 1.75 | 6/21/10 | 138,000,000 | e | 1,181,794 |
| Glitnir Banki, Sub. Notes | | 6.69 | 6/15/16 | 115,000 | c,d | 120,453 |
| Landsbanki Islands, Notes | | 6.10 | 8/25/11 | 120,000 | d | 123,594 |
| Northern Rock, Sub. Notes | | 5.60 | 4/30/49 | 190,000 | c,d | 185,653 |
| Resona Bank, Notes | | 5.85 | 9/29/49 | 130,000 | c,d | 129,594 |
| Societe Generale, Sub. Notes | | 5.92 | 12/29/49 | 110,000 | c,d | 110,381 |
| Sovereign Bancorp, Sr. Notes | | 4.80 | 9/1/10 | 140,000 | c | 137,918 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Banks (continued)** | | | | |
| SunTrust Preferred Capital I, Bank Gtd. Notes | 5.85 | 12/31/49 | 105,000 c | 106,824 |
| USB Capital IX, Gtd. Notes | 6.19 | 4/15/49 | 110,000 c | 113,046 |
| Wells Fargo & Co., Sub. Notes | 6.38 | 8/1/11 | 95,000 | 99,639 |
| Zions Bancorporation, Sub. Notes | 6.00 | 9/15/15 | 140,000 | 142,986 |
| | | | | **2,701,610** |
| **Building & Construction−.0%** | | | | |
| Owens Corning, Sr. Unscd. Notes | 6.50 | 12/1/16 | 30,000 d | **30,629** |
| **Chemicals−.3%** | | | | |
| Equistar Chemicals/Funding, Gtd. Notes | 10.13 | 9/1/08 | 45,000 | 47,700 |
| ICI Wilmington, Gtd. Notes | 4.38 | 12/1/08 | 110,000 | 108,387 |
| Lubrizol, Sr. Notes | 4.63 | 10/1/09 | 145,000 | 143,059 |
| Lubrizol, Sr. Notes | 5.50 | 10/1/14 | 40,000 | 39,329 |
| | | | | **338,475** |
| **Commercial & Professional Services−.1%** | | | | |
| ERAC USA Finance, Bonds | 5.60 | 5/1/15 | 90,000 d | 88,885 |
| ERAC USA Finance, Notes | 7.95 | 12/15/09 | 50,000 d | 53,212 |
| | | | | **142,097** |
| **Commercial Mortgage Pass-Through Ctfs.−2.3%** | | | | |
| Banc of America Commercial Mortgage, Ser. 2005-2, Cl. A2 | 4.25 | 7/10/43 | 245,519 | 243,460 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3 | 5.52 | 9/11/41 | 50,000 | 50,619 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2006-T24, Cl. AAB | 5.53 | 10/12/41 | 100,000 | 101,300 |
| Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB | 5.69 | 9/11/38 | 100,000 c | 102,541 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial Mortgage Pass-Through Ctfs. (continued)** | | | | |
| Calwest Industrial Trust, Ser. 2002-CALW, Cl. A | 6.13 | 2/15/17 | 275,000 d | 285,457 |
| Crown Castle Towers, Ser. 2005-1A, Cl. D | 5.61 | 6/15/35 | 70,000 d | 70,055 |
| Crown Castle Towers, Ser. 2006-1A, Cl. D | 5.77 | 11/15/36 | 85,000 d | 85,000 |
| Global Signal Trust, Ser. 2006-1, Cl. D | 6.05 | 2/15/36 | 90,000 d | 90,540 |
| Global Signal Trust, Ser. 2006-1, Cl. E | 6.50 | 2/15/36 | 35,000 d | 34,355 |
| Greenwich Capital Commercial Funding, Ser. 2007-GG9, Cl. AAB | 5.44 | 3/10/39 | 225,000 | 226,671 |
| J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2 | 5.20 | 12/15/44 | 200,000 | 200,173 |
| J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB | 5.88 | 4/15/45 | 95,000 c | 98,288 |
| JP Morgan Chase Commerical Mortgage Securities, Ser. 2004-C1, Cl. A2 | 4.30 | 1/15/38 | 85,000 | 82,327 |
| Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2 | 4.96 | 7/12/38 | 145,000 | 144,296 |
| Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2 | 5.22 | 11/12/37 | 45,000 c | 45,209 |
| Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2 | 5.09 | 10/12/52 | 150,000 | 149,690 |
| Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3 | 5.71 | 7/12/44 | 215,000 | 219,853 |
| SBA CMBS Trust, Ser. 2006-1A, Cl. D | 5.85 | 11/15/36 | 30,000 d | 30,095 |
| Washington Mutual Asset Securities, Ser. 2003-C1A, Cl. A | 3.83 | 1/25/35 | 392,308 d | 381,000 |
| | | | | **2,640,929** |
| **Diversified Financial Services—3.3%** | | | | |
| American Express, Sub. Debs. | 6.80 | 9/1/66 | 45,000 c | 48,152 |
| Ameriprise Financial, Jr. Sub. Notes | 7.52 | 6/1/66 | 100,000 c | 108,712 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| Amvescap, Gtd. Notes | 5.38 | 2/27/13 | 110,000 | 108,920 |
| Bear Stearns, Sr. Unscd. Notes | 5.50 | 8/15/11 | 110,000 | 111,327 |
| Boeing Capital, Sr. Notes | 7.38 | 9/27/10 | 160,000 | 171,908 |
| BTM (Curacao) Holdings, Bank Gtd. Notes | 4.76 | 7/21/15 | 225,000 c,d | 221,205 |
| Credit Suisse USA, Sr. Unsub. Notes | 5.50 | 8/16/11 | 170,000 | 172,763 |
| Fuji JGB Investment, Sub. Bonds | 9.87 | 12/29/49 | 115,000 c,d | 120,716 |
| Glencore Funding, Gtd. Notes | 6.00 | 4/15/14 | 65,000 d | 65,000 |
| Goldman Sachs Group, Notes | 4.50 | 6/15/10 | 140,000 | 137,895 |
| HSBC Finance Capital Trust IX, Gtd. Notes | 5.91 | 11/30/35 | 410,000 c | 412,057 |
| HSBC Finance, Notes | 5.50 | 1/19/16 | 115,000 | 115,028 |
| International Lease Finance, Notes | 4.75 | 1/13/12 | 205,000 | 201,925 |
| Jefferies Group, Sr. Unscd. Debs. | 6.25 | 1/15/36 | 205,000 | 199,517 |
| John Deere Capital, Notes | 5.40 | 9/1/09 | 90,000 c | 90,058 |
| JPMorgan Chase & Co., Sub. Notes | 5.13 | 9/15/14 | 260,000 | 257,467 |
| Kaupthing Bank, Sub. Notes | 7.13 | 5/19/16 | 100,000 d | 108,451 |
| Lehman Brothers Holdings, Sr. Notes | 5.46 | 8/21/09 | 140,000 c | 140,075 |
| Lehman Brothers Holdings, Notes | 5.50 | 4/4/16 | 50,000 b | 50,151 |
| MBNA, Notes | 6.13 | 3/1/13 | 220,000 | 229,574 |
| Morgan Stanley, Sub. Notes | 4.75 | 4/1/14 | 155,000 | 148,630 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| Nuveen Investments, Sr. Unscd. Notes | 5.00 | 9/15/10 | 80,000 | 79,374 |
| Residential Capital, Gtd. Notes | 6.13 | 11/21/08 | 45,000 | 44,986 |
| Residential Capital, Gtd. Notes | 6.38 | 6/30/10 | 130,000 | 130,440 |
| Residential Capital, Gtd. Notes | 6.50 | 4/17/13 | 10,000 | 10,007 |
| Residential Capital, Gtd. Notes | 7.19 | 4/17/09 | 135,000 c,d | 134,438 |
| SMFG Preferred Capital, Bonds | 6.08 | 12/31/49 | 100,000 c,d | 100,765 |
| | | | | **3,719,541** |
| **Diversified Metals & Mining−.1%** | | | | |
| Reliance Steel & Aluminum, Gtd. Notes | 6.20 | 11/15/16 | 60,000 | **60,751** |
| **Electric Utilitises−1.3%** | | | | |
| Cleveland Electris Illumination, Sr. Unscd. Notes | 5.70 | 4/1/17 | 120,000 | 119,948 |
| Consolidated Edison of NY, Sr. Unscd. Debs., Ser. D | 5.30 | 12/1/16 | 95,000 | 94,538 |
| Consumers Energy, First Mortgage Bonds | 5.00 | 2/15/12 | 235,000 | 232,612 |
| Dominion Resources/VA, Sr. Unscd. Notes, Ser. E | 7.20 | 9/15/14 | 185,000 | 204,533 |
| FPL Group Capital, Gtd. Debs. | 5.63 | 9/1/11 | 220,000 | 224,152 |
| Gulf Power, Sr. Unsub. Notes, Ser. M | 5.30 | 12/1/16 | 115,000 | 114,526 |
| National Grid, Sr. Unscd. Notes | 6.30 | 8/1/16 | 140,000 | 147,240 |
| NiSource Finance, Gtd. Notes | 5.25 | 9/15/17 | 100,000 | 95,383 |
| Ohio Power, Unscd. Notes | 5.53 | 4/5/10 | 170,000 c | 170,237 |
| Southern, Sr. Unsub. Notes, Ser. A | 5.30 | 1/15/12 | 70,000 | 70,570 |
| | | | | **1,473,739** |

| Bonds and Notes (continued) | | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|---|
| **Environmental Control–.3%** | | | | | |
| Allied Waste North America, Scd. Notes, Ser. B | | 5.75 | 2/15/11 | 45,000 | 44,438 |
| Allied Waste North America, Scd. Notes | | 6.38 | 4/15/11 | 35,000 | 35,263 |
| Republic Services, Sr. Notes | | 6.75 | 8/15/11 | 85,000 | 89,509 |
| USA Waste Services, Sr. Unscd. Notes | | 7.00 | 7/15/28 | 175,000 | 182,394 |
| Waste Management, Gtd. Notes | | 7.38 | 5/15/29 | 30,000 | 32,772 |
| | | | | | **384,376** |
| **Food & Beverages–.2%** | | | | | |
| H.J. Heinz, Notes | | 6.43 | 12/1/20 | 60,000 d | 60,945 |
| Stater Brothers Holdings, Sr. Notes | | 7.75 | 4/15/15 | 35,000 d | 36,138 |
| Stater Brothers Holdings, Sr. Notes | | 8.13 | 6/15/12 | 65,000 | 67,275 |
| Tyson Foods, Sr. Unscd. Notes | | 6.85 | 4/1/16 | 50,000 c | 52,375 |
| | | | | | **216,733** |
| **Foreign/Governmental–1.2%** | | | | | |
| Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes | | 5.17 | 6/16/08 | 190,000 c | 188,813 |
| Export-Import Bank of Korea, Sr. Notes | | 4.50 | 8/12/09 | 175,000 | 174,078 |
| Federal Republic of Brazil, Unscd. Bonds | BRL | 12.50 | 1/5/16 | 500,000 b,e | 292,138 |
| Republic of Argentina, Bonds | | 5.48 | 8/3/12 | 180,000 c | 130,995 |
| Republic of Argentina, Bonds, Ser. VII | | 7.00 | 9/12/13 | 100,000 | 97,925 |
| Republic of South Africa, Notes | | 9.13 | 5/19/09 | 230,000 | 247,537 |
| Russian Federation, Unsub. Bonds | | 8.25 | 3/31/10 | 143,337 d | 150,146 |
| United Mexican States, Notes, Ser. A | | 6.75 | 9/27/34 | 108,000 | 120,690 |
| | | | | | **1,402,322** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Health Care−.6%** | | | | |
| American Home Products, Unscd. Notes | 6.95 | 3/15/11 | 95,000 c | 101,132 |
| Coventry Health Care, Sr. Unscd. Notes | 5.88 | 1/15/12 | 85,000 | 86,679 |
| Coventry Health Care, Sr. Unscd. Notes | 5.95 | 3/15/17 | 60,000 | 59,898 |
| Medco Health Solutions, Sr. Unscd. Notes | 7.25 | 8/15/13 | 50,000 | 54,177 |
| Quest Diagnostics, Gtd. Notes | 5.13 | 11/1/10 | 55,000 | 54,670 |
| Teva Pharmaceutical Finance, Gtd. Notes | 6.15 | 2/1/36 | 85,000 | 83,097 |
| UnitedHealth Group, Sr. Unscd. Notes | 5.38 | 3/15/16 | 135,000 | 134,052 |
| WellPoint, Unscd. Notes | 5.00 | 1/15/11 | 70,000 | 69,557 |
| | | | | **643,262** |
| **Lodging & Entertainment−.1%** | | | | |
| MGM Mirage, Gtd. Notes | 8.38 | 2/1/11 | 50,000 | 53,313 |
| Mohegan Tribal Gaming Authority, Sr. Unscd. Notes | 6.13 | 2/15/13 | 110,000 | 108,350 |
| | | | | **161,663** |
| **Machinery−.1%** | | | | |
| Case New Holland, Gtd. Notes | 7.13 | 3/1/14 | 45,000 | 47,475 |
| Terex, Gtd. Notes | 7.38 | 1/15/14 | 55,000 | 57,750 |
| | | | | **105,225** |
| **Media−.7%** | | | | |
| AOL Time Warner, Gtd. Notes | 6.75 | 4/15/11 | 145,000 | 152,763 |
| British Sky Broadcasting, Gtd. Notes | 6.88 | 2/23/09 | 320,000 | 328,902 |
| Comcast, Gtd. Notes | 5.50 | 3/15/11 | 200,000 | 202,755 |
| News America Holdings, Gtd. Debs. | 7.70 | 10/30/25 | 130,000 | 148,939 |
| | | | | **833,359** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Oil & Gas−.5%** | | | | |
| Amerada Hess, | | | | |
| Unscd. Notes | 6.65 | 8/15/11 | 125,000 | 131,891 |
| Chesapeake Energy, | | | | |
| Gtd. Notes | 7.50 | 6/15/14 | 20,000 | 21,050 |
| Enterprise Products Operating, | | | | |
| Gtd. Notes, Ser. B | 5.60 | 10/15/14 | 220,000 | 221,021 |
| Gazprom, | | | | |
| Sr. Unscd. Notes | 6.51 | 3/7/22 | 105,000 d | 108,281 |
| Pemex Project Funding Master | | | | |
| Trust, Gtd. Notes | 5.75 | 12/15/15 | 100,000 | 101,675 |
| | | | | **583,918** |
| **Packaging & Containers−.2%** | | | | |
| Ball, | | | | |
| Gtd. Notes | 6.88 | 12/15/12 | 25,000 | 25,688 |
| Crown Americas/Capital, | | | | |
| Gtd. Notes | 7.63 | 11/15/13 | 90,000 | 94,050 |
| Sealed Air, | | | | |
| Notes | 5.63 | 7/15/13 | 115,000 d | 115,643 |
| | | | | **235,381** |
| **Paper & Forest Products−.3%** | | | | |
| Georgia-Pacific, | | | | |
| Gtd. Notes | 7.00 | 1/15/15 | 80,000 d | 80,800 |
| Georgia-Pacific, | | | | |
| Sr. Uscd. Notes | 8.00 | 1/15/24 | 130,000 | 131,950 |
| Temple-Inland, | | | | |
| Gtd. Notes | 6.63 | 1/15/18 | 90,000 | 94,608 |
| Weyerhaeuser, | | | | |
| Unscd. Debs. | 7.13 | 7/15/23 | 45,000 | 46,360 |
| | | | | **353,718** |
| **Property & Casualty Insurance−.8%** | | | | |
| Aegon Funding, | | | | |
| Gtd. Notes | 5.75 | 12/15/20 | 140,000 | 143,057 |
| Assurant, | | | | |
| Sr. Notes | 6.75 | 2/15/34 | 125,000 | 134,513 |
| ING Groep, | | | | |
| Bonds | 5.78 | 12/29/49 | 110,000 c | 109,772 |
| Leucadia National, | | | | |
| Sr. Notes | 7.13 | 3/15/17 | 130,000 d | 130,000 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Property & Casualty Insurance (continued)** | | | | |
| Lincoln National, Jr. Sub. Cap. Secs. | 7.00 | 5/17/66 | 60,000 c | 63,473 |
| MetLife, Sr. Unscd. Notes | 5.00 | 6/15/15 | 310,000 | 302,763 |
| Phoenix Cos., Sr. Unscd. Notes | 6.68 | 2/16/08 | 55,000 | 55,299 |
| | | | | **938,877** |
| **Real Estate Investment Trusts—1.7%** | | | | |
| Archstone-Smith Operating Trust, Sr. Unscd. Notes | 5.25 | 5/1/15 | 150,000 | 147,738 |
| Arden Realty, Notes | 5.25 | 3/1/15 | 125,000 | 124,668 |
| Boston Properties, Sr. Notes | 5.00 | 6/1/15 | 135,000 | 131,206 |
| Commercial Net Lease Realty, Sr. Unscd. Notes | 6.15 | 12/15/15 | 50,000 | 51,093 |
| Duke Realty, Sr. Notes | 5.88 | 8/15/12 | 440,000 | 451,610 |
| ERP Operating, Notes | 5.13 | 3/15/16 | 80,000 | 78,302 |
| ERP Operating, Notes | 5.25 | 9/15/14 | 40,000 | 39,694 |
| ERP Operating, Unscd. Notes | 5.38 | 8/1/16 | 30,000 b | 29,898 |
| Federal Realty Investment Trust, Sr. Unscd. Notes | 5.65 | 6/1/16 | 75,000 | 75,321 |
| Federal Realty Investment Trust, Notes | 6.00 | 7/15/12 | 25,000 | 25,723 |
| Healthcare Realty Trust, Sr. Unscd. Notes | 5.13 | 4/1/14 | 155,000 | 149,641 |
| Host Hotels & Resorts, Scd. Notes | 6.88 | 11/1/14 | 20,000 | 20,575 |
| Istar Financial, Sr. Unscd. Notes | 5.69 | 3/9/10 | 165,000 c | 165,218 |
| Mack-Cali Realty, Unscd. Notes | 5.05 | 4/15/10 | 70,000 | 69,438 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Real Estate Investment Trusts (continued)** | | | | |
| Mack-Cali Realty, Notes | 5.25 | 1/15/12 | 100,000 | 99,309 |
| Mack-Cali Realty, Bonds | 5.80 | 1/15/16 | 110,000 | 111,074 |
| Regency Centers, Gtd. Notes | 5.25 | 8/1/15 | 45,000 | 43,952 |
| Simon Property Group, Unsub. Notes | 5.00 | 3/1/12 | 175,000 | 173,694 |
| Simon Property Group, Unscd. Notes | 5.75 | 5/1/12 | 8,000 | 8,193 |
| | | | | **1,996,347** |
| **Residential Mortgage Pass-Through Ctfs.–1.7%** | | | | |
| ChaseFlex Trust, Ser. 2006-2, Cl. A1A | 5.59 | 9/25/36 | 59,852 c | 59,837 |
| Citigroup Mortgage Loan Trust, Ser. 2005-WF2, Cl. AF7 | 5.25 | 8/25/35 | 270,000 c | 266,285 |
| First Horizon Alternative Mortgage Securities, Ser. 2004-FA1, Cl. 1A1 | 6.25 | 10/25/34 | 1,010,389 | 1,020,368 |
| IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2 | 6.07 | 6/25/36 | 24,978 c | 24,908 |
| J.P. Morgan Alternative Loan Trust, Ser. 2006-S4, Cl. A6 | 5.71 | 12/25/36 | 100,000 c | 101,153 |
| Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5 | 4.98 | 5/25/35 | 125,000 c | 122,447 |
| Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5 | 5.16 | 3/25/35 | 150,000 c | 147,801 |
| Washington Mutual, Ser. 2005-AR4, Cl. A4B | 4.67 | 4/25/35 | 200,000 c | 197,444 |
| | | | | **1,940,243** |
| **Retail–.1%** | | | | |
| CVS, Sr. Unscd. Notes | 5.75 | 8/15/11 | 35,000 | 35,694 |
| Federated Retail Holding, Gtd. Bonds | 5.35 | 3/15/12 | 25,000 | 25,014 |
| Federated Retail Holding, Gtd. Notes | 5.90 | 12/1/16 | 40,000 | 40,274 |
| | | | | **100,982** |

| Bonds and Notes (continued) | | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|---|
| **Telecommunications−.9%** | | | | | | |
| AT & T Wireless, Sr. Notes | | 8.75 | 3/1/31 | 75,000 | | 98,418 |
| AT & T, Sr. Unscd. Notes | | 7.30 | 11/15/11 | 100,000 | c | 108,756 |
| Deutsche Telekom International Finance, Gtd. Bonds | | 8.25 | 6/15/30 | 95,000 | c | 119,583 |
| France Telecom, Notes | | 8.50 | 3/1/31 | 85,000 | c | 112,288 |
| KPN, Sr. Unsub. Bonds | | 8.38 | 10/1/30 | 40,000 | | 45,983 |
| Nextel Communications, Gtd. Notes, Ser. F | | 5.95 | 3/15/14 | 85,000 | | 83,795 |
| Nordic Telephone Holdings, Scd. Notes | EUR | 8.25 | 5/1/16 | 50,000 | d,e | 75,092 |
| Qwest, Notes | | 8.88 | 3/15/12 | 10,000 | c | 11,100 |
| Sprint Capital, Gtd. Notes | | 8.75 | 3/15/32 | 20,000 | | 23,669 |
| Telefonica Emisiones, Gtd. Notes | | 5.98 | 6/20/11 | 90,000 | | 92,515 |
| Time Warner Cable, Sr. Unscd. Notes | | 5.85 | 5/1/17 | 45,000 | d | 45,355 |
| Verizon Global Funding, Notes | | 7.75 | 6/15/32 | 75,000 | | 88,098 |
| Windstream, Gtd. Notes | | 8.13 | 8/1/13 | 85,000 | | 92,650 |
| | | | | | | **997,302** |
| **Textiles & Apparel−.1%** | | | | | | |
| Mohawk Industries, Sr. Unscd. Notes | | 5.75 | 1/15/11 | 105,000 | | **106,638** |
| **Transportation−.2%** | | | | | | |
| Union Pacific, Notes | | 3.88 | 2/15/09 | 200,000 | | **195,705** |
| **U.S. Government Agencies/ Mortgage-Backed−14.4%** | | | | | | |
| Federal Home Loan Mortgage Corp.: | | | | | | |
| 3.50%, 9/1/10 | | | | 46,506 | | 44,898 |
| 4.50%, 5/17/22 | | | | 1,290,000 | f | 1,249,275 |
| 5.00%, 5/1/18 | | | | 1,150,000 | f | 1,133,820 |
| 5.50%, 5/15/14 | | | | 1,045,000 | f | 1,046,630 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government Agencies/ Mortgage-Backed (continued)** | | | | |
| Federal National Mortgage Association: | | | | |
| 5.00% | | | 775,000 [f] | 748,844 |
| 6.00% | | | 2,820,000 [f] | 2,857,385 |
| 4.00%, 5/1/10 | | | 261,571 | 254,807 |
| 5.00%, 8/1/20 | | | 1,393,487 | 1,374,952 |
| 5.00%, 10/1/35–3/1/36 | | | 2,583,509 [g] | 2,499,260 |
| 5.50%, 9/1/34–4/1/36 | | | 2,744,068 | 2,716,560 |
| Government National Mortgage Association I: | | | | |
| 5.50%, 4/15/33–4/15/34 | | | 751,262 | 748,280 |
| Ser. 2005-90, Cl. A, 3.76%, 9/16/28 | | | 215,265 | 209,130 |
| Ser. 2005-29, Cl. A, 4.02%, 7/16/27 | | | 160,404 | 156,596 |
| Ser. 2006-6, Cl. A, 4.05%, 10/16/23 | | | 32,228 | 31,631 |
| Ser. 2006-66, Cl. A, 4.09%, 1/16/30 | | | 223,159 | 217,941 |
| Ser. 2006-3, Cl. A, 4.21%, 1/16/28 | | | 266,365 | 261,139 |
| Ser. 2006-5, Cl. A, 4.24%, 7/16/29 | | | 194,003 | 190,242 |
| Ser. 2005-32, Cl. B, 4.39%, 8/16/30 | | | 200,000 | 196,994 |
| Ser. 2005-87, Cl. A, 4.45%, 3/16/25 | | | 137,542 | 135,528 |
| Ser. 2004-39, Cl. LC, 5.50%, 12/20/29 | | | 390,000 | 391,905 |
| | | | | **16,465,817** |
| **U.S. Government Securities—1.9%** | | | | |
| U.S. Treasury Bonds | 4.50 | 2/15/36 | 145,000 [b] | 137,546 |
| U.S. Treasury Notes | 4.38 | 12/31/07 | 60,000 [h] | 59,766 |
| U.S. Treasury Notes | 4.63 | 11/30/08 | 865,000 [b] | 864,223 |
| U.S. Treasury Notes | 4.63 | 12/31/11 | 30,000 [b] | 30,137 |
| U.S. Treasury Notes | 4.63 | 11/15/16 | 555,000 [b] | 554,827 |
| U.S. Treasury Notes | 5.13 | 6/30/08 | 425,000 | 426,362 |
| U.S. Treasury Notes | 5.13 | 5/15/16 | 100,000 [b] | 103,676 |
| | | | | **2,176,537** |
| **Total Bonds and Notes** (cost $43,751,360) | | | | **43,722,521** |

| Short-Term Investments—.3% | | | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial Paper** | | | | |
| Cox Enterprises, 5.60%, 8/15/07 (cost $355,000) | | | 355,000 [c,d] | **355,000** |

| Other Investment—7.1% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund | | |
| (cost $8,167,000) | 8,167,000 i | **8,167,000** |

| Investment of Cash Collateral for Securities Loaned—2.5% | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Fund | | |
| (cost $2,816,984) | 2,816,984 i | **2,816,984** |

| | | |
|---|---|---|
| **Total Investments** (cost $128,837,091) | **120.4%** | **137,517,111** |
| **Liabilities, Less Cash and Receivables** | **(20.4%)** | **(23,290,861)** |
| **Net Assets** | **100.0%** | **114,226,250** |

ADR—American Depository Receipts.

[a]  Non-income producing security.

[b]  All or a portion of these securities are on loan. At April 30, 2007, the total market value of the fund's securities on loan is $2,961,373 and the total market value of the collateral held by the fund is $3,066,721 consisting of cash collateral of $2,816,984 and U.S. Government and agency securities valued at $249,738.

[c]  Variable rate security—interest rate subject to periodic change.

[d]  Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities amounted to $3,824,064 or 3.3% of net assets.

[e]  Principal amount stated in U.S. Dollars unless otherwise noted.
BRL—Brazilian Real
EUR—Euro
JPY—Japanese Yen

[f]  Purchased on a forward commitment basis.

[g]  Purchased on a delayed delivery basis.

[h]  All or partially held by a broker as collateral for open financial futures positions.

[i]  Investment in affiliated money market mutual fund.

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Information Technology | 23.8 | Asset/Mortgage-Backed | 5.7 |
| U.S. Government & Agencies | 16.3 | Industrial | 4.2 |
| Corporate Bonds | 15.1 | Exchange Traded Funds | 3.4 |
| Health Care | 14.7 | Energy | 3.2 |
| Consumer Staples | 10.0 | Foreign/Governmental | 1.2 |
| Short-Term/Money Market Investments | 9.9 | Materials | .6 |
| Consumer Discretionary | 6.3 | Telecommunication Services | .0 |
| Financial | 6.0 | | **120.4** |

†  Based on net assets.

See notes to financial statements.

# STATEMENT OF FINANCIAL FUTURES

April 30, 2007 (Unaudited)

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation (Depreciation) at 4/30/2007 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| U.S. Treasury 2 year Notes | 48 | 9,826,500 | June 2007 | (1,859) |
| U.S. Treasury 5 year Notes | 13 | 1,375,766 | June 2007 | 1,978 |
| U.S. Treasury 30 year Bonds | 7 | 782,250 | June 2007 | (4,709) |
| **Financial Futures Short** | | | | |
| U.S. Treasury 10 year Notes | 12 | (1,299,938) | June 2007 | (2,400) |
| | | | | **(6,990)** |

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan valued at $2,961,373)–Note 1(c): | | |
|    Unaffiliated issuers | 117,853,107 | 126,533,127 |
|    Affiliated issuers | 10,983,984 | 10,983,984 |
| Cash | | 8,302 |
| Receivable for mortgage dollar rolls | | 2,362,363 |
| Receivable for investment securities sold | | 926,988 |
| Dividends and interest receivable | | 476,526 |
| Receivable for shares of Capital Stock subscribed | | 52,890 |
| Unrealized appreciation on forward currency currency exchange contracts–Note 4 | | 36,935 |
| Receivable for futures variation margin–Note 4 | | 14,657 |
| | | **141,395,772** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 121,018 |
| Payable for shares of Capital Stock redeemed | | 11,374,877 |
| Payable for investment securities purchased | | 10,485,670 |
| Liability for securities on loan–Note 1(c) | | 2,816,984 |
| Payable for mortgage dollar rolls | | 2,369,188 |
| Unrealized depreciation on forward currency exchange contracts–Note 4 | | 1,785 |
| | | **27,169,522** |
| **Net Assets ($)** | | **114,226,250** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 287,328,225 |
| Accumulated undistributed investment income–net | | 555,556 |
| Accumulated net realized gain (loss) on investments | | (182,366,321) |
| Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and [including ($6,990) net unrealized (depreciation) on financial futures] | | 8,708,790 |
| **Net Assets ($)** | | **114,226,250** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 79,002,595 | 11,747,284 | 8,938,654 | 14,344,047 | 193,670 |
| Shares Outstanding | 5,491,961 | 818,916 | 621,078 | 997,729 | 13,455 |
| **Net Asset Value Per Share ($)** | **14.39** | **14.34** | **14.39** | **14.38** | **14.39** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends (net of $2,308 foreign taxes withheld at source): | |
| Unaffiliated issuers | 698,696 |
| Affiliated issuers | 402,336 |
| Interest | 844,362 |
| Income from securities lending | 1,910 |
| **Total Income** | **1,947,304** |
| **Expenses:** | |
| Management fee–Note 3(a) | 641,215 |
| Distribution and service plan fees–Note 3(b) | 217,930 |
| Loan commitment fees–Note 2 | 1,503 |
| **Total Expenses** | **860,648** |
| Less–reduction in management fee | |
| due to undertaking–Note 3(a) | (96,182) |
| **Net Expenses** | **764,466** |
| **Investment Income–Net** | **1,182,838** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | 4,846,703 |
| Net realized gain (loss) on financial futures | (51,682) |
| Net realized gain (loss) on forward currency exchange contracts | 7,156 |
| Net realized gain (loss) on options transactions | 867 |
| **Net Realized Gain (Loss)** | **4,803,044** |
| Net unrealized appreciation (depreciation) on investments, | |
| foreign currency transactions and options transactions | |
| [including ($223) net unrealized (depreciation) on financial futures] | 1,071,644 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **5,874,688** |
| **Net Increase in Net Assets Resulting from Operations** | **7,057,526** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 1,182,838 | 2,410,343 |
| Net realized gain (loss) on investments | 4,803,044 | 16,556,035 |
| Net unrealized appreciation (depreciation) on investments | 1,071,644 | (3,097,377) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **7,057,526** | **15,869,001** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (840,288) | (1,839,393) |
| Class B shares | (99,614) | (368,109) |
| Class C shares | (59,000) | (145,290) |
| Class R shares | (260,435) | (736,630) |
| Class T shares | (1,801) | (3,305) |
| **Total Dividends** | **(1,261,138)** | **(3,092,727)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 7,061,813 | 18,917,518 |
| Class B shares | 334,862 | 890,925 |
| Class C shares | 159,755 | 302,995 |
| Class R shares | 7,084,478 | 3,765,579 |
| Class T shares | 3,339 | 15,971 |
| Dividends reinvested: | | |
| Class A shares | 650,136 | 1,388,595 |
| Class B shares | 82,107 | 304,444 |
| Class C shares | 33,321 | 84,126 |
| Class R shares | 247,451 | 711,591 |
| Class T shares | 1,801 | 3,305 |
| Cost of shares redeemed: | | |
| Class A shares | (15,823,727) | (31,745,726) |
| Class B shares | (6,195,754) | (21,003,350) |
| Class C shares | (1,284,194) | (3,438,318) |
| Class R shares | (16,595,795) | (16,552,953) |
| Class T shares | (23,513) | (27,557) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(24,263,920)** | **(46,382,855)** |
| **Total Increase (Decrease) in Net Assets** | **(18,467,532)** | **(33,606,581)** |
| **Net Assets ($):** | | |
| Beginning of Period | 132,693,782 | 166,300,363 |
| **End of Period** | **114,226,250** | **132,693,782** |
| Undistributed investment income–net | 555,556 | 633,856 |

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---:|---:|
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 505,303 | 1,461,512 |
| Shares issued for dividends reinvested | 46,961 | 108,816 |
| Shares redeemed | (1,124,795) | (2,447,179) |
| **Net Increase (Decrease) in Shares Outstanding** | **(572,531)** | **(876,851)** |
| **Class B[a]** | | |
| Shares sold | 23,985 | 69,127 |
| Shares issued for dividends reinvested | 5,935 | 23,465 |
| Shares redeemed | (444,042) | (1,624,766) |
| **Net Increase (Decrease) in Shares Outstanding** | **(414,122)** | **(1,532,174)** |
| **Class C** | | |
| Shares sold | 11,427 | 23,217 |
| Shares issued for dividends reinvested | 2,399 | 6,529 |
| Shares redeemed | (90,992) | (264,655) |
| **Net Increase (Decrease) in Shares Outstanding** | **(77,166)** | **(234,909)** |
| **Class R** | | |
| Shares sold | 503,028 | 290,210 |
| Shares issued for dividends reinvested | 17,900 | 55,683 |
| Shares redeemed | (1,163,582) | (1,278,177) |
| **Net Increase (Decrease) in Shares Outstanding** | **(642,654)** | **(932,284)** |
| **Class T** | | |
| Shares sold | 239 | 1,250 |
| Shares issued for dividends reinvested | 130 | 258 |
| Shares redeemed | (1,661) | (2,127) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,292)** | **(619)** |

[a] *During the period ended April 30, 2007, 286,223 Class B shares representing $3,993,433 were automatically converted to 285,811 Class A shares and during the period ended October 31, 2006, 939,806 Class B shares representing $12,147,506 were automatically converted to 938,533 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 13.76 | 12.58 | 12.31 | 11.90 | 10.73 | 12.44 |
| Investment Operations: | | | | | | |
| Investment income—net[a] | .13 | .23 | .24 | .15 | .09 | .13 |
| Net realized and unrealized gain (loss) on investments | .64 | 1.22 | .29 | .43 | 1.19 | (1.68) |
| Total from Investment Operations | .77 | 1.45 | .53 | .58 | 1.28 | (1.55) |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.14) | (.27) | (.26) | (.17) | (.11) | (.16) |
| Net asset value, end of period | 14.39 | 13.76 | 12.58 | 12.31 | 11.90 | 10.73 |
| **Total Return (%)[b]** | 5.63[c] | 11.72 | 4.36 | 4.90 | 12.05 | (12.62) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .62[c] | 1.25 | 1.25 | 1.25 | 1.25 | 1.25 |
| Ratio of net expenses to average net assets | .55[c] | 1.10 | 1.12 | 1.18 | 1.25 | 1.25 |
| Ratio of net investment income to average net assets | .96[c] | 1.79 | 1.88 | 1.20 | .86 | 1.06 |
| Portfolio Turnover Rate | 156.41[c,d] | 229.90[d] | 246.46[d] | 215.48 | 305.24 | 268.17 |
| Net Assets, end of period ($ x 1,000) | 79,003 | 83,422 | 87,328 | 98,546 | 128,519 | 178,679 |

a *Based on average shares outstanding at each month end.*

b *Exclusive of sales charge.*

c *Not annulized.*

d *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2007, October 31, 2006 and October 31, 2005 were 101.70%, 121.54% and 197.43%, respectively.*

*See notes to financial statements.*

| Class B Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 13.72 | 12.53 | 12.26 | 11.85 | 10.69 | 12.40 |
| Investment Operations: | | | | | | |
| Investment income−net [a] | .08 | .13 | .14 | .05 | .01 | .04 |
| Net realized and unrealized gain (loss) on investments | .63 | 1.23 | .30 | .44 | 1.19 | (1.68) |
| Total from Investment Operations | .71 | 1.36 | .44 | .49 | 1.20 | (1.64) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.09) | (.17) | (.17) | (.08) | (.04) | (.07) |
| Net asset value, end of period | 14.34 | 13.72 | 12.53 | 12.26 | 11.85 | 10.69 |
| **Total Return (%)** [b] | 5.24 [c] | 10.93 | 3.58 | 4.13 | 11.21 | (13.29) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .99 [c] | 2.00 | 2.00 | 2.00 | 2.00 | 2.00 |
| Ratio of net expenses to average net assets | .92 [c] | 1.85 | 1.88 | 1.93 | 2.00 | 2.00 |
| Ratio of net investment income to average net assets | .57 [c] | 1.05 | 1.18 | .44 | .12 | .31 |
| Portfolio Turnover Rate | 156.41 [c,d] | 229.90 [d] | 246.46 [d] | 215.48 | 305.24 | 268.17 |
| Net Assets, end of period ($ x 1,000) | 11,747 | 16,913 | 34,655 | 78,262 | 103,904 | 118,415 |

[a] Based on average shares outstanding at each month end.

[b] Exclusive of sales charge.

[c] Not annulized.

[d] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2007, October 31, 2006 and October 31, 2005 were 101.70%, 121.54% and 197.43%, respectively.

See notes to financial statements.

| | Six Months Ended April 30, 2007 | | Year Ended October 31, | | | |
|---|---|---|---|---|---|---|
| **Class C Shares** | (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 13.76 | 12.58 | 12.30 | 11.89 | 10.73 | 12.45 |
| Investment Operations: | | | | | | |
| Investment income−net[a] | .08 | .14 | .14 | .05 | .01 | .04 |
| Net realized and unrealized gain (loss) on investments | .64 | 1.21 | .31 | .44 | 1.19 | (1.69) |
| Total from Investment Operations | .72 | 1.35 | .45 | .49 | 1.20 | (1.65) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.09) | (.17) | (.17) | (.08) | (.04) | (.07) |
| Net asset value, end of period | 14.39 | 13.76 | 12.58 | 12.30 | 11.89 | 10.73 |
| **Total Return (%)[b]** | 5.23[c] | 10.81 | 3.57 | 4.20 | 11.17 | (13.32) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .99[c] | 2.00 | 2.00 | 2.00 | 2.00 | 2.00 |
| Ratio of net expenses to average net assets | .92[c] | 1.85 | 1.87 | 1.93 | 2.00 | 2.00 |
| Ratio of net investment income to average net assets | .59[c] | 1.04 | 1.15 | .45 | .11 | .31 |
| Portfolio Turnover Rate | 156.41[c,d] | 229.90[d] | 246.46[d] | 215.48 | 305.24 | 268.17 |
| Net Assets, end of period ($ x 1,000) | 8,939 | 9,609 | 11,735 | 16,426 | 20,370 | 25,970 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Exclusive of sales charge.*
[c]  *Not annulized.*
[d]  *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2007, October 31, 2006 and October 31, 2005 were 101.70%, 121.54% and 197.43%, respectively.*
*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 13.74 | 12.59 | 12.32 | 11.91 | 10.74 | 12.45 |
| Investment Operations: | | | | | | |
| Investment income—net[a] | .17 | .26 | .27 | .18 | .12 | .16 |
| Net realized and unrealized gain (loss) on investments | .63 | 1.21 | .29 | .43 | 1.19 | (1.68) |
| Total from Investment Operations | .80 | 1.47 | .56 | .61 | 1.31 | (1.52) |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.16) | (.32) | (.29) | (.20) | (.14) | (.19) |
| Net asset value, end of period | 14.38 | 13.74 | 12.59 | 12.32 | 11.91 | 10.74 |
| **Total Return (%)** | 5.77[b] | 11.93 | 4.61 | 5.25 | 12.19 | (12.38) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .50[b] | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Ratio of net expenses to average net assets | .42[b] | .85 | .87 | .93 | 1.00 | 1.00 |
| Ratio of net investment income to average net assets | 1.10[b,c] | 2.05 | 2.22 | 1.46 | 1.10 | 1.31 |
| Portfolio Turnover Rate | 156.41[b,c] | 229.90[c] | 246.46[c] | 215.48 | 305.24 | 268.17 |
| Net Assets, end of period ($ x 1,000) | 14,344 | 22,547 | 32,390 | 54,429 | 99,620 | 234,741 |

a *Based on average shares outstanding at each month end.*

b *Not annulized.*

c *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2007, October 31, 2006 and October 31, 2005 were 101.70%, 121.54% and 197.43%, respectively.*

*See notes to financial statements.*

| Class T Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 13.76 | 12.57 | 12.30 | 11.88 | 10.72 | 12.43 |
| Investment Operations: | | | | | | |
| Investment income—net [a] | .12 | .20 | .21 | .12 | .07 | .10 |
| Net realized and unrealized gain (loss) on investments | .63 | 1.21 | .29 | .44 | 1.18 | (1.68) |
| Total from Investment Operations | .75 | 1.41 | .50 | .56 | 1.25 | (1.58) |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.12) | (.22) | (.23) | (.14) | (.09) | (.13) |
| Net asset value, end of period | 14.39 | 13.76 | 12.57 | 12.30 | 11.88 | 10.72 |
| **Total Return (%)** [b] | 5.50[c] | 11.38 | 4.10 | 4.73 | 11.69 | (12.86) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .75[c] | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 |
| Ratio of net expenses to average net assets | .67[c] | 1.35 | 1.37 | 1.43 | 1.50 | 1.50 |
| Ratio of net investment income to average net assets | .83[c] | 1.53 | 1.66 | .95 | .62 | .78 |
| Portfolio Turnover Rate | 156.41[c,d] | 229.90[d] | 246.46[d] | 215.48 | 305.24 | 268.17 |
| Net Assets, end of period ($ x 1,000) | 194 | 203 | 193 | 249 | 320 | 451 |

a *Based on average shares outstanding at each month end.*

b *Exclusive of sales charge.*

c *Not annulized.*

d *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2007, October 31, 2006 and October 31, 2005 were 101.70%, 121.54% and 197.43%, respectively.*

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Balanced Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek total return (consisting of capital appreciation and income). The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. The fund is authorized to issue 50 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C and Class R and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution fee or service fee. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the portfolio may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

Debt securities (excluding short-term investments (other than U.S. Treasury Bills) and financial futures) are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the fund securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Directors. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value (such as when an event occurs after the close of the exchange on which the security is principally traded and that is determined by the fund to have changed the value of the security), are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Foreign currency transactions:** Each portfolio does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the portfolios' books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(d) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(f) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover $187,019,986 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2006. If not applied, $70,610,673 of the carryover expires in fiscal 2009, $72,687,006 expires in fiscal 2010 and $43,722,307 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: ordinary income $3,092,727. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the Facility.

### NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and

Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed from November 1, 2006 through April 4, 2008 to waive receipt of a portion of the fund's management fee, in the amount of .15% of the value of the fund's average daily net assets. The reduction in management fee pursuant to the undertaking, amounted to $96,182 during the period ended April 30, 2007.

During the period ended April 30, 2007, the Distributor retained $3,551 and $7 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $11,967 and $392 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2007, Class A, Class B, Class C and Class T shares were charged $100,791, $52,692, $34,777 and $257, respectively, pursuant to their respective Plans. During the period ended April 30, 2007 Class B, Class C and Class T shares were charged $17,564, $11,592 and $257, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the statement of Assets and Liabilities consist of: management fees $103,151, Rule 12b-1 distribution plan fees $29,038 and shareholder services plan fees $4,302, which are offset against an expense reimbursement currently in effect in the amount of $15,473.

**(c)** The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts and options transactions during the period ended April 30, 2007, amounted to $199,148,956 and $209,514,945, respectively, of which $69,653,672 in purchases and $69,662,627 in sales were from dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended April 30, 2007:

| | Face Amount | | Options Terminated | |
| Options Written: | Covered by Contracts ($) | Premiums Received ($) | Costs ($) | Net Realized Gain/(Loss) ($) |
| --- | --- | --- | --- | --- |
| Contracts outstanding October 31, 2006 | – | – | – | – |
| Contracts written | 5,800,000 | 12,706 | | |
| Contracts terminated: | | | | |
| Closed | 5,800,000 | 12,706 | 20,560 | (7,854) |
| Expired | – | – | – | – |
| **Contracts outstanding April 30, 2007** | **–** | **–** | **–** | **–** |

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates.

The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2007:

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Proceeds ($) | Value ($) | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|
| **Sales:** | | | | |
| Euro, expiring 6/20/2007 | 60,000 | 82,068 | 80,283 | (1,785) |
| Japanese Yen, expiring 6/20/2007 | 141,990,000 | 1,195,403 | 1,232,338 | 36,935 |
| **Total** | | | | **35,150** |

At April 30, 2007, accumulated net unrealized appreciation on investments was $8,680,020, consisting of $10,018,597 gross unrealized appreciation and $1,338,577 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investment).

### NOTE 5—Subsequent Event:

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of mixed-asset target allocation growth funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional mixed-asset target allocation growth funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2006, and noted that the fund's total return performance was below the Performance Group and Performance Universe medians for each of the periods. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

A representative of the Manager reminded the Board of certain investment management changes to the fund, including the appointment of Mr. John Jares as the new primary portfolio manager for the asset allocation and equity portion of the fund, and a change to the fund's investment objective, which became effective on August 1, 2006. The Board members noted that it was expected to take some time for the new management to favorably affect the fund's performance, although they remained concerned.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board members noted that the fund's expense ratio was lower than the Expense Group and Expense Universe medians, taking into consideration the fee waiver by the Manager of .15% of the value of the fund's average daily net assets (approximately 15% of the con-tractual management fee) which continues until April 4, 2007. Representatives of the Manager and the Board members discussed that the waiver by the Manager would be extended until April 4, 2008.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, not-ing the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds and Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's repre-sentatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the prof-itability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager. The Board members also noted the effect of the Manager's fee waiver agreement on the Manager's profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations:

• The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- While the Board was concerned about the fund's total return performance, the Board believed the Manager was seeking to improve it, noting, in particular, the investment management changes effective on August 1, 2006. The Board members determined to continue to closely monitor performance.

- The Board concluded, taking into account the voluntary fee waiver, that the fee paid by the fund to the Manager was reasonable in light of the considerations described above.

- The Board determined that there were no economies of scale to be shared with the fund and that, to the extent it were to be determined, in the future, that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

NOTES

# For More Information

Dreyfus Premier
Balanced Fund
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: PRBAX | Class B: PRBBX | Class C: DPBCX |
| --- | --- | --- | --- |
| | Class R: PDBLX | | |

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0342SA0407

# Dreyfus Premier Large Company Stock Fund

**SEMIANNUAL REPORT** April 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Large Company Stock Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as a cooling housing market took its toll on consumer and business spending, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Yet, labor markets remained relatively strong and the general markets continued toward record price levels. Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly rising unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, continued high pace of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets, and your financial advisor can help determine the appropriate investments for you and position your investment portfolio for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

Sean Fitzgibbon, Portfolio Manager

### How did Dreyfus Premier Large Company Stock Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund produced total returns of 10.55% for Class A shares, 10.17% for Class B shares, 10.12% for Class C shares, 10.70% for Class R shares and 10.45% for Class T shares.[1] For the same period, the total return of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), the fund's benchmark, was 8.60%.[2]

We attribute these results to stable interest rates and better-than-expected corporate earnings. These positive trends drove stock prices broadly higher despite bouts of market volatility, persistent inflationary concerns and signs of slowing economic growth. In fact, every market sector within the benchmark posted positive absolute performance. The fund produced higher returns than its benchmark, primarily on the strength of our security selection strategy in the consumer staples, consumer discretionary and health care areas.

Effective 6/1/07, Class R shares will be renamed Class I shares.

### What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in stocks of large-cap companies. The fund invests in a diversified portfolio of growth and value stocks, remaining fully invested and industry and sector neutral in relation to the S&P 500 Index. Stocks are chosen through a disciplined investment process that combines computer-modeling techniques, fundamental analysis and risk management. The result is a broadly diversified portfolio of carefully selected stocks, with performance determined by a large number of securities. At the end of the reporting period, the fund held positions in approximately 87 stocks across 11 economic sectors.

### What other factors influenced the fund's performance?

Stock markets exhibited volatile behavior in the face of conflicting economic trends. Steady gains during the first few months of the reporting period were followed by a sharp decline in late February and early March 2007. The dip in stock prices, prompted by a crisis of confidence in Asian markets, proved short-lived, however, with the market achieving substantial gains in the second half of March and April 2007, driving the S&P 500 Index to its highest level in more than seven years.

The fund outperformed its benchmark on the basis of strong stock selections in several key sectors. Consumer staples holdings delivered particularly strong relative returns, bolstered by the performance of grocery and food chains, such as SUPERVALU and Kroger, which benefited from trends toward industry consolidation and an increasingly favorable competitive landscape. Longtime food and beverage holding Cadbury Schweppes further contributed to the fund's relative performance when speculation regarding a possible break-up of the company sent the stock price higher.

In the consumer discretionary area, the fund enhanced returns by avoiding relatively weak industry groups, such as homebuilders. Instead, the fund emphasized investments in companies poised to benefit from strong business spending, such as Hilton Hotels. Similarly, among retailers, the fund generally steered clear of economically sensitive businesses, focusing instead on relatively stable performers, such as fast food giant McDonald's. In the energy sector, oilfield equipment provider National Oilwell Varco stood out as another top performer. Although the fund's performance in health care was more mixed, strong gains from holdings such as pharmaceutical maker Schering-Plough and medical equipment and service provider Thermo Fisher Scientific more than made up for declines in other holdings, such as biotechnology developer Amgen.

While the fund roughly matched or exceeded the benchmark's returns in every industry group, a few individual holdings disappointed. US Airways Group lost ground after the failure of its merger proposal with Delta Air Lines, and in the wake of costs associated with bad weather

and information system difficulties. Communications equipment maker Motorola, which was sold during the reporting period declined in the wake of a weak earnings report. Finally, off-price retailer TJX was hurt by negative publicity associated with a security breach in the company's information systems.

## What is the fund's current strategy?

As of the end of the reporting period, the fund holds mildly overweighted positions in several sectors. In the technology area, we see opportunities to benefit from robust business spending. In the health care sector, an aging population is driving rising demand for products and services. Among energy companies, we believe that long-term fundamentals may generate higher oil and gas prices. On the other hand, the fund holds underweighted exposure to financial stocks, particularly real estate investment trusts, where valuations appear high, and banks, which face a challenging interest rate environment. The highly competitive business environment in telecommunications services has also led us to allocate relatively few assets to that sector; however, improving business trends currently are causing us to review that position.

More generally, we believe that the prevailing economic environment is creating favorable conditions for further market gains. Large-cap stocks, which are now trading at historically low valuations compared to their small- and midcap counterparts, appear particularly well positioned for growth.

May 15, 2007

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER, INC. — Reflects the monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

## UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Large Company Stock Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.59 | $ 9.43 | $ 9.43 | $ 4.28 | $ 6.89 |
| Ending value (after expenses) | $1,105.50 | $1,101.70 | $1,101.20 | $1,107.00 | $1,104.50 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 5.36 | $ 9.05 | $ 9.05 | $ 4.11 | $ 6.61 |
| Ending value (after expenses) | $1,019.49 | $1,015.82 | $1,015.82 | $1,020.73 | $1,018.25 |

† *Expenses are equal to the fund's annualized expense ratio of 1.07% for Class A, 1.81% for Class B, 1.81% for Class C, .82% for Class R and 1.32% for Class T, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

| Common Stocks−99.8% | Shares | Value ($) |
|---|---|---|
| **Closed-End Funds−1.0%** | | |
| Standard & Poor's Depository Receipts (Tr. Ser. 1) | 5,280 [a] | **782,971** |
| **Consumer Discretionary−8.1%** | | |
| Coach | 8,810 [b] | 430,192 |
| Hilton Hotels | 15,880 | 539,920 |
| Johnson Controls | 4,980 | 509,603 |
| McDonald's | 23,245 | 1,122,269 |
| Omnicom Group | 11,150 | 1,167,517 |
| Ross Stores | 11,310 | 374,927 |
| Target | 12,350 | 733,220 |
| TJX Cos. | 19,340 | 539,393 |
| Walt Disney | 27,670 | 967,897 |
| | | **6,384,938** |
| **Consumer Staples−10.4%** | | |
| Altria Group | 28,590 | 1,970,422 |
| Cadbury Schweppes, ADR | 17,290 [a] | 917,234 |
| CVS | 16,800 | 608,832 |
| Kraft Foods, Cl. A | 20,331 | 680,479 |
| Kroger | 36,970 | 1,090,985 |
| PepsiCo | 18,250 | 1,206,143 |
| SUPERVALU | 20,710 | 950,589 |
| Wal-Mart Stores | 15,800 | 757,136 |
| | | **8,181,820** |
| **Energy−11.2%** | | |
| Chesapeake Energy | 21,930 [a] | 740,138 |
| Chevron | 7,800 | 606,762 |
| ConocoPhillips | 30,870 | 2,140,835 |
| ENSCO International | 15,220 | 858,104 |
| Exxon Mobil | 10,390 | 824,758 |
| Hess | 8,680 | 492,590 |
| Marathon Oil | 6,650 | 675,308 |
| Nabors Industries | 18,530 [b] | 595,183 |
| National Oilwell Varco | 11,710 [b] | 993,594 |
| XTO Energy | 15,160 | 822,733 |
| | | **8,750,005** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial—20.2%** | | |
| Allstate | 7,250 | 451,820 |
| Ambac Financial Group | 8,240 | 756,432 |
| American International Group | 25,817 | 1,804,866 |
| Bank of America | 18,740 | 953,866 |
| Chicago Mercantile Exchange Holdings, Cl. A | 710 | 366,893 |
| CIT Group | 13,090 | 780,819 |
| Citigroup | 24,480 | 1,312,618 |
| E*TRADE FINANCIAL | 20,170 b | 445,354 |
| Franklin Resources | 3,920 | 514,735 |
| Hartford Financial Services Group | 7,410 | 749,892 |
| JPMorgan Chase & Co. | 32,810 | 1,709,401 |
| Lehman Brothers Holdings | 8,200 | 617,296 |
| Marshall & Ilsley | 9,260 | 444,665 |
| Merrill Lynch & Co. | 12,080 | 1,089,978 |
| MetLife | 10,590 | 695,763 |
| Morgan Stanley | 15,320 | 1,287,033 |
| PNC Financial Services Group | 6,980 | 517,218 |
| Wachovia | 24,260 | 1,347,400 |
| | | **15,846,049** |
| **Health Care—14.0%** | | |
| AmerisourceBergen | 14,160 | 707,858 |
| Amgen | 17,070 b | 1,094,869 |
| Baxter International | 23,450 | 1,327,973 |
| Becton, Dickinson & Co. | 5,440 | 428,073 |
| CIGNA | 4,440 | 690,819 |
| Hospira | 9,390 b | 380,765 |
| Pfizer | 51,783 | 1,370,178 |
| Sanofi-Aventis, ADR | 15,480 | 709,913 |
| Schering-Plough | 48,770 | 1,547,472 |
| Thermo Fisher Scientific | 23,150 b | 1,205,189 |
| WellPoint | 11,190 b | 883,674 |
| Zimmer Holdings | 6,890 b | 623,407 |
| | | **10,970,190** |
| **Industrial—10.0%** | | |
| Dover | 11,360 | 546,643 |
| Eaton | 10,140 | 904,589 |
| Emerson Electric | 16,700 | 784,733 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| General Electric | 57,650 | 2,124,979 |
| Goodrich | 10,130 | 575,789 |
| L-3 Communications Holdings | 9,850 | 885,811 |
| Textron | 11,890 | 1,208,856 |
| Tyco International | 17,650 | 575,920 |
| US Airways Group | 7,068 [b] | 261,092 |
| | | **7,868,412** |
| **Information Technology−17.2%** | | |
| Amphenol, Cl. A | 16,050 | 563,515 |
| Apple Computer | 10,700 [b] | 1,067,860 |
| Broadcom, Cl. A | 20,920 [b] | 680,946 |
| Cisco Systems | 52,780 [b] | 1,411,337 |
| Cognizant Technology Solutions, Cl. A | 5,220 [b] | 466,668 |
| EMC/Massachusetts | 50,980 [b] | 773,876 |
| Google, Cl. A | 2,070 [b] | 975,757 |
| Hewlett-Packard | 26,370 [a] | 1,111,232 |
| Intel | 45,810 | 984,915 |
| Microsoft | 58,820 | 1,761,071 |
| National Semiconductor | 27,670 | 727,721 |
| Oracle | 49,830 [b] | 936,804 |
| QUALCOMM | 23,050 | 1,009,590 |
| Texas Instruments | 28,610 | 983,326 |
| | | **13,454,618** |
| **Materials−2.8%** | | |
| Air Products & Chemicals | 10,480 | 801,720 |
| Allegheny Technologies | 7,680 | 841,574 |
| Rohm & Haas | 11,000 | 562,870 |
| | | **2,206,164** |
| **Telecommunications−1.5%** | | |
| AT & T | 30,970 | **1,199,158** |
| **Utilities−3.4%** | | |
| PG & E | 19,950 | 1,009,470 |
| Sempra Energy | 26,220 | 1,664,446 |
| | | **2,673,916** |
| **Total Common Stocks** | | |
| (cost $65,116,460) | | **78,318,241** |

| Other Investment–.4% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred<br>  Plus Money Market Fund<br>  (cost $271,000) | 271,000 c | **271,000** |
| **Investment of Cash Collateral<br>  for Securities Loaned–2.9%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash<br>  Advantage Plus Fund<br>  (cost $2,273,706) | 2,273,706 c | **2,273,706** |
| **Total Investments** (cost $67,661,166) | **103.1%** | **80,862,947** |
| **Liabilities, Less Cash and Receivables** | **(3.1%)** | **(2,424,733)** |
| **Net Assets** | **100.0%** | **78,438,214** |

ADR—American Depository Receipts

a  All or a portion of these securities are on loan. At April 30, 2007, the total market value of the fund's securities on loan is $3,224,103 and the total market value of the collateral held by the fund is $3,346,866, consisting of cash collateral of $2,273,706 and U.S. Government and agency securities valued at $1,073,160.

b  Non-income producing security.

c  Investment in affiliated money market mutual fund.

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 20.2 | Utilities | 3.4 |
| Information Technology | 17.2 | Money Market Investments | 3.3 |
| Health Care | 14.0 | Materials | 2.8 |
| Energy | 11.2 | Telecommunications | 1.5 |
| Consumer Staples | 10.4 | Closed-End Funds | 1.0 |
| Industrial | 10.0 | | |
| Consumer Discretionary | 8.1 | | **103.1** |

†  Based on net assets.

See notes to financial statements.

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $3,224,103)–Note 1(b): | | |
| Unaffiliated issuers | 65,116,460 | 78,318,241 |
| Affiliated issuers | 2,544,706 | 2,544,706 |
| Dividends and interest receivable | | 29,868 |
| Receivable for shares of Capital Stock subscribed | | 7,303 |
| | | **80,900,118** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 83,442 |
| Liability for securities on loan–Note 1(b) | | 2,273,706 |
| Payable for shares of Capital Stock redeemed | | 99,004 |
| Cash overdraft due to custodian | | 5,534 |
| Interest payable–Note 2 | | 218 |
| | | **2,461,904** |
| **Net Assets ($)** | | **78,438,214** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 100,395,804 |
| Accumulated undistributed investment income–net | | 79,003 |
| Accumulated net realized gain (loss) on investments | | (35,238,374) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 13,201,781 |
| **Net Assets ($)** | | **78,438,214** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 51,891,712 | 9,751,394 | 7,322,414 | 9,008,912 | 463,782 |
| Shares Outstanding | 1,961,340 | 388,599 | 291,948 | 336,190 | 17,787 |
| **Net Asset Value Per Share ($)** | **26.46** | **25.09** | **25.08** | **26.80** | **26.07** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
| Unaffiliated issuers | 618,001 |
| Affiliated issuers | 10,326 |
| Income from securities lending | 344 |
| **Total Income** | **628,671** |
| **Expenses:** | |
| Management fee–Note 3(a) | 348,609 |
| Distribution and service fees–Note 3(b) | 157,660 |
| Interest expense–Note 2 | 348 |
| **Total Expenses** | **506,617** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (33,175) |
| **Net Expenses** | **473,442** |
| **Investment Income–Net** | **155,229** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 4,998,397 |
| Net unrealized appreciation (depreciation) on investments | 2,608,254 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **7,606,651** |
| **Net Increase in Net Assets Resulting from Operations** | **7,761,880** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 155,229 | 402,683 |
| Net realized gain (loss) on investments | 4,998,397 | 11,230,682 |
| Net unrealized appreciation (depreciation) on investments | 2,608,254 | 319,822 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **7,761,880** | **11,953,187** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (193,474) | (147,997) |
| Class B shares | (26,457) | (2,891) |
| Class C shares | (14,730) | (1,036) |
| Class R shares | (39,345) | (50,558) |
| Class T shares | (1,445) | (976) |
| **Total Dividends** | **(275,451)** | **(203,458)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 6,066,559 | 15,725,845 |
| Class B shares | 202,701 | 863,570 |
| Class C shares | 68,889 | 257,064 |
| Class R shares | 36,113 | 67,397 |
| Class T shares | 3,224 | 113,417 |
| Dividends reinvested: | | |
| Class A shares | 172,403 | 130,402 |
| Class B shares | 25,141 | 2,577 |
| Class C shares | 6,494 | 481 |
| Class R shares | 32,131 | 40,797 |
| Class T shares | 1,312 | 925 |
| Cost of shares redeemed: | | |
| Class A shares | (7,122,457) | (13,877,083) |
| Class B shares | (6,104,782) | (18,469,375) |
| Class C shares | (500,726) | (2,625,660) |
| Class R shares | (551,304) | (1,427,958) |
| Class T shares | (28,863) | (352,917) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(7,693,165)** | **(19,550,518)** |
| **Total Increase (Decrease) in Net Assets** | **(206,736)** | **(7,800,789)** |
| **Net Assets ($):** | | |
| Beginning of Period | 78,644,950 | 86,445,739 |
| **End of Period** | **78,438,214** | **78,644,950** |
| Undistributed investment income–net | 79,003 | 199,225 |

| | Six Months Ended<br>April 30, 2007<br>(Unaudited) | Year Ended<br>October 31, 2006 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 244,661 | 701,209 |
| Shares issued for dividends reinvested | 6,943 | 5,811 |
| Shares redeemed | (284,413) | (618,524) |
| **Net Increase (Decrease) in Shares Outstanding** | **(32,809)** | **88,496** |
| **Class B**[a] | | |
| Shares sold | 9,320 | 39,843 |
| Shares issued for dividends reinvested | 1,065 | 117 |
| Shares redeemed | (259,597) | (866,755) |
| **Net Increase (Decrease) in Shares Outstanding** | **(249,212)** | **(826,795)** |
| **Class C** | | |
| Shares sold | 2,913 | 11,627 |
| Shares issued for dividends reinvested | 275 | 22 |
| Shares redeemed | (20,942) | (123,981) |
| **Net Increase (Decrease) in Shares Outstanding** | **(17,754)** | **(112,332)** |
| **Class R** | | |
| Shares sold | 1,408 | 2,954 |
| Shares issued for dividends reinvested | 1,279 | 1,809 |
| Shares redeemed | (21,955) | (63,005) |
| **Net Increase (Decrease) in Shares Outstanding** | **(19,268)** | **(58,242)** |
| **Class T** | | |
| Shares sold | 130 | 5,009 |
| Shares issued for dividends reinvested | 54 | 40 |
| Shares redeemed | (1,188) | (15,892) |
| **Net Increase (Decrease) in Shares Outstanding** | **(1,004)** | **(10,843)** |

[a] *During the period ended April 30, 2007, 190,755 Class B shares representing $4,501,754 were automatically converted to 181,154 Class A shares and during the period ended October 31, 2006, 545,180 Class B shares representing $11,620,398 were automatically converted to 519,447 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2007 (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| | | | Year Ended October 31, | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 24.03 | 20.81 | 19.27 | 18.23 | 15.90 | 18.71 |
| Investment Operations: | | | | | | |
| Investment income−net [a] | .07 | .16 | .17 | .10 | .08 | .05 |
| Net realized and unrealized gain (loss) on investments | 2.46 | 3.14 | 1.59 | 1.00 | 2.26 | (2.86) |
| Total from Investment Operations | 2.53 | 3.30 | 1.76 | 1.10 | 2.34 | (2.81) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.10) | (.08) | (.22) | (.06) | (.01) | − |
| Net asset value, end of period | 26.46 | 24.03 | 20.81 | 19.27 | 18.23 | 15.90 |
| **Total Return (%)[b]** | 10.55[c] | 15.81 | 9.23 | 6.05 | 14.71 | (15.02) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .57[c] | 1.15 | 1.15 | 1.15 | 1.15 | 1.15 |
| Ratio of net expenses to average net assets | .53[c] | 1.05 | 1.05 | 1.08 | 1.15 | 1.15 |
| Ratio of net investment income to average net assets | .27[c] | .71 | .84 | .51 | .50 | .26 |
| Portfolio Turnover Rate | 25.98[c] | 97.90 | 70.09 | 65.83 | 51.02 | 43.46 |
| Net Assets, end of period ($ x 1,000) | 51,892 | 47,928 | 39,665 | 33,185 | 98,320 | 95,930 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

| Class B Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 22.83 | 19.85 | 18.45 | 17.54 | 15.40 | 18.26 |
| Investment Operations: | | | | | | |
| Investment income (loss)–net a | (.02) | .00b | .04 | (.05) | (.04) | (.09) |
| Net realized and unrealized gain (loss) on investments | 2.33 | 2.98 | 1.50 | .98 | 2.18 | (2.77) |
| Total from Investment Operations | 2.31 | 2.98 | 1.54 | .93 | 2.14 | (2.86) |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.05) | .00b | (.14) | (.02) | – | – |
| Net asset value, end of period | 25.09 | 22.83 | 19.85 | 18.45 | 17.54 | 15.40 |
| **Total Return (%) c** | 10.17d | 14.97 | 8.42 | 5.34 | 13.83 | (15.66) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .94d | 1.90 | 1.90 | 1.90 | 1.90 | 1.90 |
| Ratio of net expenses to average net assets | .90d | 1.80 | 1.80 | 1.83 | 1.90 | 1.90 |
| Ratio of net investment income (loss) to average net assets | (.14)d | .02 | .21 | (.25) | (.25) | (.49) |
| Portfolio Turnover Rate | 25.98d | 97.90 | 70.09 | 65.83 | 51.02 | 43.46 |
| Net Assets, end of period ($ x 1,000) | 9,751 | 14,558 | 29,078 | 45,297 | 55,336 | 54,937 |

a   *Based on average shares outstanding at each month end.*
b   *Amount represents less than $.01 per share.*
c   *Exclusive of sales charge.*
d   *Not annualized.*
*See notes to financial statements.*

| Class C Shares | Six Months Ended April 30, 2007 (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| | | | | Year Ended October 31, | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 22.82 | 19.86 | 18.45 | 17.54 | 15.40 | 18.27 |
| Investment Operations: | | | | | | |
| Investment income (loss)–net [a] | (.03) | .00[b] | .03 | (.05) | (.04) | (.09) |
| Net realized and unrealized gain (loss) on investments | 2.34 | 2.96 | 1.52 | .98 | 2.18 | (2.78) |
| Total from Investment Operations | 2.31 | 2.96 | 1.55 | .93 | 2.14 | (2.87) |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.05) | .00[b] | (.14) | (.02) | – | – |
| Net asset value, end of period | 25.08 | 22.82 | 19.86 | 18.45 | 17.54 | 15.40 |
| **Total Return (%)** [c] | 10.12[d] | 14.97 | 8.42 | 5.28 | 13.90 | (15.71) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .94[d] | 1.90 | 1.90 | 1.90 | 1.90 | 1.90 |
| Ratio of net expenses to average net assets | .90[d] | 1.80 | 1.80 | 1.83 | 1.90 | 1.90 |
| Ratio of net investment income (loss) to average net assets | (.14)[d] | (.01) | .17 | (.25) | (.24) | (.50) |
| Portfolio Turnover Rate | 25.98[d] | 97.90 | 70.09 | 65.83 | 51.02 | 43.46 |
| Net Assets, end of period ($ x 1,000) | 7,322 | 7,069 | 8,380 | 10,271 | 13,094 | 14,133 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than $.01 per share.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2007 (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| | | Year Ended October 31, | | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 24.32 | 21.06 | 19.47 | 18.40 | 16.02 | 18.81 |
| Investment Operations: | | | | | | |
| Investment income−net[a] | .10 | .22 | .24 | .14 | .13 | .09 |
| Net realized and unrealized gain (loss) on investments | 2.49 | 3.17 | 1.60 | 1.02 | 2.27 | (2.88) |
| Total from Investment Operations | 2.59 | 3.39 | 1.84 | 1.16 | 2.40 | (2.79) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.11) | (.13) | (.25) | (.09) | (.02) | − |
| Net asset value, end of period | 26.80 | 24.32 | 21.06 | 19.47 | 18.40 | 16.02 |
| **Total Return (%)** | 10.70[b] | 16.14 | 9.50 | 6.35 | 14.98 | (14.83) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .45[b] | .90 | .90 | .90 | .90 | .90 |
| Ratio of net expenses to average net assets | .40[b] | .80 | .80 | .83 | .90 | .90 |
| Ratio of net investment income to average net assets | .40[b] | .97 | 1.17 | .75 | .76 | .51 |
| Portfolio Turnover Rate | 25.98[b] | 97.90 | 70.09 | 65.83 | 51.02 | 43.46 |
| Net Assets, end of period ($ x 1,000) | 9,009 | 8,645 | 8,713 | 10,019 | 11,492 | 12,379 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Not annualized.*
*See notes to financial statements.*

| Class T Shares | Six Months Ended April 30, 2007 (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| | | | Year Ended October 31, | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 23.69 | 20.54 | 19.04 | 18.04 | 15.77 | 18.61 |
| Investment Operations: | | | | | | |
| Investment income—net [a] | .04 | .11 | .13 | .05 | .04 | .00[b] |
| Net realized and unrealized gain (loss) on investments | 2.42 | 3.08 | 1.56 | 1.00 | 2.23 | (2.84) |
| Total from Investment Operations | 2.46 | 3.19 | 1.69 | 1.05 | 2.27 | (2.84) |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.08) | (.04) | (.19) | (.05) | – | – |
| Net asset value, end of period | 26.07 | 23.69 | 20.54 | 19.04 | 18.04 | 15.77 |
| **Total Return (%)** [c] | 10.45[d] | 15.54 | 8.93 | 5.82 | 14.40 | (15.26) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .69[d] | 1.40 | 1.40 | 1.40 | 1.40 | 1.40 |
| Ratio of net expenses to average net assets | .65[d] | 1.30 | 1.30 | 1.33 | 1.40 | 1.40 |
| Ratio of net investment income to average net assets | .15[d] | .49 | .64 | .25 | .27 | .01 |
| Portfolio Turnover Rate | 25.98[d] | 97.90 | 70.09 | 65.83 | 51.02 | 43.46 |
| Net Assets, end of period ($ x 1,000) | 464 | 445 | 609 | 660 | 734 | 936 |

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Large Company Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 450 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (20 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (30 million shares authorized) and Class T (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital losses carryover of $40,022,887 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2006. If not applied, $28,479,081 of the carryover expires in fiscal 2010 and $11,543,806 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: ordinary income $203,458. The tax character of current year distributions, if any, will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2007, was approximately $12,200, with a related weighted average annualized interest rate of 5.76%.

### NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The

Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager agreed to waive receipt of a portion of the fund's management fee in the amount of .10% of the value of the fund's average daily net assets from November 1, 2006 through April 4, 2007. The reduction in management fee, pursuant to the undertaking, amounted to $33,175 during the period ended April 30, 2007.

During the period ended April 30, 2007, the Distributor retained $5,129 and $6 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $13,692 and $153 from CDSC on redemptions of the fund's Class B and C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan") under which Class B, Class C and Class T shares pay the Distributor for providing services to the holders of their shares, a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2007, Class A, Class B, Class C and Class T shares were charged $61,768, $44,295, $26,793 and $554, respectively, pursuant to their respective Plans. Class B, Class C and Class T shares were charged $14,765, $8,931 and $554, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the

Company and who had no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $57,574, Rule 12b-1 distribution plan fees $21,146, shareholder services plan fees $4,973 and custody fees $372, which are offset against an expense reimbursement currently in effect in the amount of $623.

**(c)** The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $20,150,749 and $27,753,848, respectively.

At April 30, 2007, accumulated net unrealized appreciation on investments was $13,201,781, consisting of $13,649,454 gross unrealized appreciation and $447,673 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 5—Subsequent Event:

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

# INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load large-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was above the Performance Group median for the 1-, 2-, 3-, 4-, 5- and 10-year periods ended November 30, 2006 and variously above and below the Performance Universe medians for those periods. A representative of the Manager noted the portfolio management change in October 2004, when Sean Fitzgibbon became the fund's primary portfolio manager, and that the fund's total return performance for the one- and two-year periods ended November 30, 2006 was above the Performance Group and Performance Universe medians for those periods. The Manager also provided a comparison of the fund's total return to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board also noted that the Manager was voluntarily waiving a portion of its management fee in the amount of 0.10% of the value of the fund's average daily net assets until April 4, 2007 (representing 11.1% of the contractual management fee), and that the fund's expense ratio was below the

Expense Group and Expense Universe medians with or without the voluntary waiver. Representatives of the Manager and the Board members discussed that the Manager's voluntary waiver of a portion of the fund's management fee would not continue after April 4, 2007.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds and Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's performance.

- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

# For More Information

**Dreyfus Premier
Large Company Stock Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**   Class A: DRDEX   Class B: DRLBX   Class C: DLCCX
                      Class R: DEIRX   Class T: DLSTX

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
          144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0318SA0407

# Dreyfus Premier Limited Term Income Fund

**SEMIANNUAL REPORT** April 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Limited Term Income Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in fixed-income markets, and your financial advisor can help determine the appropriate asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

Chris Pellegrino, CFA, Portfolio Manager

### How did Dreyfus Premier Limited Term Income Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund achieved total returns of 2.32% for Class A shares, 2.15% for Class B shares, 2.06% for Class C shares and 2.44% for Class I shares.[1] Please note that effective June 1, 2007, Class R shares were renamed Class I shares. The fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), produced a total return of 2.64% for the same period.[2]

The U.S. bond market fared relatively well in an environment characterized by stable short-term interest rates and slowing economic growth. The fund's returns lagged its benchmark, due in part to our allocation strategy within the Treasury Inflation Protected Securities (TIPS) and mortgage-related sectors.

### What is the fund's investment approach?

The fund's goal is to provide shareholders with as high a level of current income as is consistent with safety of principal and maintenance of liquidity. To pursue its goal, the fund invests primarily in various types of U.S. and foreign investment-grade bonds, including government bonds, mortgage-backed securities and corporate debt.

When choosing securities for the fund, we conduct extensive research into the credit history and current financial strength of investment-grade bond issuers. We also examine such factors as the long-term outlook for the industry in which the issuer operates, the economy, the bond market and the maturity of the securities. Generally speaking, bonds with longer maturities tend to offer higher yields but also can be expected to fluctuate more in price than their short-term counterparts. Although the portfolio manager may invest in individual bonds with different remaining maturities, the fund's dollar-weighted average portfolio maturity will be no more than 10 years.

### What other factors affected the fund's performance?

Generally low market volatility helped support bond prices during the reporting period, as investors grew increasingly confident that the Federal Reserve Board (the "Fed") would keep the overnight federal funds rate unchanged at 5.25%. Faced with slowing economic growth and stubbornly high inflationary pressures, the Fed attempted to keep the U.S. economy growing without stimulating a reacceleration of inflation by cutting interest rates or risking a recession by raising them. Although the low-volatility market environment was interrupted in late February and early March by turmoil in the U.S. sub-prime mortgage sector, the market subsequently regained its footing, and bond prices ended the reporting period little changed from where they began.

As a result, the majority of the fund's returns were derived from current income. Income contributions proved to be particularly strong from investment-grade corporate bonds, where we attempted to avoid issuers that we regarded as susceptible to the risk of leveraged buyouts or other corporate financing activities we considered unfriendly to bondholders. Instead, we emphasized bonds from issuers in regulated industries, such as utilities, banks, brokers and real estate investment trusts. We also favored bonds with strong covenant protections in the event of a takeover attempt or credit-rating downgrade.

The fund also received positive contributions from its yield-curve strategy. With yield differences along the market's maturity range near historically low levels early in the reporting period, we established a "bulleted" yield curve positioning that was designed to benefit from a return to wider yield spreads. This strategy helped boost returns when the yield curve steepened in the wake of the sub-prime mortgage debacle in late February.

Because bond yields historically have tended to decline when the Fed stops raising interest rates in a slowing economic environment, we set the fund's average duration in a range we considered slightly longer than industry averages. This strategy had a slightly positive impact on performance during the reporting period.

During the fourth quarter of 2006, a tactical position in Treasury Inflation Protected Securities (TIPS) lost value when energy prices fell and expectations of higher inflation were not realized. Lastly, the fund's underweight exposure to mortgage-backed securities also modestly hurt performance relative to the benchmark.

### What is the fund's current strategy?

Recently mixed economic and inflation data have continued to suggest that the Fed is likely to remain on hold for some time, and we expect yields of 10-year U.S. Treasury securities to trade in a relatively narrow range. We therefore have maintained our emphasis on investment-grade credits from issuers that we regard as unlikely leveraged buyout targets. Conversely, we have maintained relatively light exposure to mortgage-backed securities, which we believe may be vulnerable to heightened volatility. We recently began to increase the fund's exposure to non-dollar securities from foreign governments, such as Japan, Sweden, the Czech Republic and Poland, where hedged yields appear attractive to us.

June 1, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years. Index returns do not reflect fees and expenses associated with operating a mutual fund.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Limited Term Income Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 4.26 | $ 6.77 | $ 6.76 | $ 3.01 |
| Ending value (after expenses) | $1,023.20 | $1,021.50 | $1,020.60 | $1,024.40 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R |
|---|---|---|---|---|
| Expenses paid per $1,000† | $ 4.26 | $ 6.76 | $ 6.76 | $ 3.01 |
| Ending value (after expenses) | $1,020.58 | $1,018.10 | $1,018.10 | $1,021.82 |

† *Expenses are equal to the fund's annualized expense ratio of .85% for Class A, 1.35% for Class B, 1.35% for Class C and .60% for Class R, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

| Bonds and Notes–139.4% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Agricultural–.6%** | | | | |
| Philip Morris, Debs. | 7.75 | 1/15/27 | 175,000 [a] | **209,944** |
| **Aluminum–.2%** | | | | |
| Alcan, Notes | 6.13 | 12/15/33 | 60,000 | **59,297** |
| **Asset-Backed Ctfs./ Auto Receivables–2.1%** | | | | |
| Daimler Chrysler Auto Trust, Ser. 2004-A, Cl. CTFS | 2.85 | 8/8/10 | 100,000 | 99,209 |
| Ford Credit Auto Owner Trust, Ser. 2004-A, Cl. C | 4.19 | 7/15/09 | 100,000 | 99,530 |
| Ford Credit Auto Owner Trust, Ser. 2005-B, Cl. B | 4.64 | 4/15/10 | 225,000 | 223,733 |
| Hyundai Auto Receivables Trust, Ser. 2004-A, Cl. B | 3.46 | 8/15/11 | 56,810 | 55,919 |
| Hyundai Auto Receivables Trust, Ser. 2006-B, Cl. C | 5.25 | 5/15/13 | 35,000 | 35,107 |
| WFS Financial Owner Trust, Ser. 2004-4, Cl. C | 3.21 | 5/17/12 | 76,957 | 75,757 |
| WFS Financial Owner Trust, Ser. 2004-3, Cl. B | 3.51 | 2/17/12 | 47,106 | 46,538 |
| Whole Auto Loan Trust, Ser. 2003-1, Cl. A4 | 2.58 | 3/15/10 | 73,679 | 73,642 |
| | | | | **709,435** |
| **Asset-Backed Ctfs./Credit Cards–1.9%** | | | | |
| Bank of America Credit Card Trust, Ser. 2007-B1, Cl. B1 | 5.40 | 6/15/12 | 340,000 [b] | 339,562 |
| Citibank Credit Card Issuance Trust, Ser. 2006-C4, Cl. C4 | 5.54 | 1/9/12 | 300,000 [b] | 300,034 |
| | | | | **639,596** |
| **Asset-Backed Ctfs./ Home Equity Loans–9.2%** | | | | |
| ACE Securities, Ser. 2006-ASL1, Cl. A | 5.46 | 2/25/36 | 37,955 [b] | 37,964 |
| Ameriquest Mortgage Securities, Ser. 2003-11, Cl. AF6 | 5.14 | 1/25/34 | 55,000 [b] | 54,308 |
| Carrington Mortgage Loan Trust, Ser. 2006-RFC1, Cl. A1 | 5.36 | 5/25/36 | 44,324 [b] | 44,354 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./** | | | | |
| **Home Equity Loans (continued)** | | | | |
| Centex Home Equity, Ser. 2006-A, Cl. AV1 | 5.37 | 6/25/36 | 16,979 b | 16,990 |
| Citicorp Residential Mortgage Securities, Ser. 2006-2, Cl. A1A | 5.87 | 9/25/36 | 368,966 b | 368,559 |
| Citicorp Residential Mortgage Securities, Ser. 2006-1, Cl. A1 | 5.96 | 7/25/36 | 73,548 b | 73,512 |
| Citigroup Mortgage Loan Trust, Ser. 2005-WF1, Cl. A5 | 5.01 | 2/25/35 | 115,000 b | 112,415 |
| Countrywide Asset-Backed Certificates, Ser. 2006-SPS2, Cl.A | 5.48 | 5/25/26 | 99,923 b | 99,885 |
| Countrywide Asset-Backed Certificates, Ser. 2004-3, Cl. M3 | 6.19 | 5/25/34 | 25,000 b | 25,157 |
| Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M5 | 6.92 | 9/25/37 | 85,000 | 84,726 |
| Credit Suisse Mortgage Capital Certificates, Ser. 2007-1, Cl. 1A1A | 5.94 | 2/25/37 | 137,744 b | 138,125 |
| Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1 | 5.46 | 1/25/36 | 64,116 b | 63,878 |
| Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1 | 5.72 | 12/25/36 | 42,107 b | 41,985 |
| CS First Boston Mortgage Securities, Ser. 2005-FIX1, Cl. A5 | 4.90 | 5/25/35 | 290,000 b | 279,955 |
| First Franklin Mortgage Loan Asset-Backed Certificates, Ser. 2004-FF6, Cl. M2 | 6.57 | 7/25/34 | 200,000 b | 201,092 |
| First NLC Trust, Ser. 2005-3, Cl. AV2 | 5.55 | 12/25/35 | 133,491 b | 133,652 |
| GMAC Mortgage Corporation Loan Trust, Ser. 2006-HE3, Cl. A1 | 5.42 | 10/25/36 | 45,110 b | 45,140 |
| GSAMP Trust, Ser. 2006-S4, Cl. A1 | 5.41 | 5/25/36 | 54,738 b | 54,775 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./** **Home Equity Loans (continued)** | | | | |
| Home Equity Mortgage Trust, Ser. 2006-3, Cl. A1 | 5.47 | 9/25/36 | 33,910 b | 33,937 |
| JP Morgan Mortgage Acquisition, Ser. 2007-CH1, Cl. AF1B | 5.94 | 11/25/36 | 229,949 b | 229,948 |
| Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A | 5.36 | 4/25/36 | 35,621 b | 35,631 |
| Morgan Stanley Home Equity Loans, Ser. 2006-3, Cl. A1 | 5.37 | 4/25/36 | 37,690 b | 37,699 |
| Nationstar Home Equity Loan Trust, Ser. 2006-B, Cl. AV1 | 5.39 | 9/25/36 | 61,494 b | 61,532 |
| Renaissance Home Equity Loan Trust, Ser. 2006-3, Cl. AF1 | 5.92 | 11/25/36 | 67,642 b | 67,533 |
| Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1 | 6.00 | 8/25/36 | 116,357 b | 116,139 |
| Renaissance Home Equity Loan Trust, Ser. 2006-3, Cl. M3 | 6.12 | 11/25/36 | 95,000 b | 93,977 |
| Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. M1 | 6.25 | 8/25/36 | 95,000 b | 96,366 |
| Residential Asset Mortgage Products, Ser. 2005-EFC6, Cl. 1A1 | 5.41 | 11/25/35 | 81,227 b | 81,290 |
| Residential Asset Mortgage Products, Ser. 2003-RS9, Cl. MI1 | 5.80 | 10/25/33 | 69,988 b | 69,581 |
| Residential Asset Securities, Ser. 2002-KS4, Cl. AIIB | 5.82 | 7/25/32 | 111,908 b | 112,008 |
| Soundview Home Equity Loan Trust, Ser. 2005-A, Cl. M5 | 6.12 | 4/25/35 | 72,636 b | 72,095 |
| Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A | 5.38 | 2/25/37 | 56,549 b | 56,568 |
| Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1 | 5.35 | 5/25/36 | 46,891 b | 46,901 |
| | | | | **3,087,677** |
| **Asset-Backed Ctfs./** **Manufactured Housing—.7%** | | | | |
| Green Tree Financial, Ser. 1994-7, Cl. M1 | 9.25 | 3/15/20 | 106,293 | 109,822 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./ Manufactured Housing (continued)** | | | | |
| Origen Manufactured Housing, Ser. 2005-B, Cl. A2 | 5.25 | 12/15/18 | 120,000 | 119,904 |
| | | | | **229,726** |
| **Automobile Manufacturers−.8%** | | | | |
| Daimler Chrysler N.A. Holding, Gtd. Notes | 5.69 | 3/13/09 | 95,000 b | 95,223 |
| DaimlerChrysler N.A. Holding, Notes | 4.88 | 6/15/10 | 65,000 | 64,437 |
| DaimlerChrysler N.A. Holding, Gtd. Notes | 7.30 | 1/15/12 | 110,000 | 118,727 |
| | | | | **278,387** |
| **Banks−9.0%** | | | | |
| Bank of America, Sub. Notes | 5.75 | 8/15/16 | 185,000 | 189,409 |
| Bank of Scotland, Bonds | 7.00 | 11/29/49 | 60,000 b,c | 60,452 |
| Capital One Financial, Sr. Unsub. Notes | 5.62 | 9/10/09 | 100,000 b | 100,314 |
| Chuo Mitsui Trust & Banking, Sub. Notes | 5.51 | 12/29/49 | 100,000 b,c | 97,187 |
| Citigroup, Sub. Notes | 5.50 | 2/15/17 | 320,000 | 321,293 |
| Glitnir Banki, Unscd. Bonds | 7.45 | 9/14/49 | 100,000 b,c | 108,155 |
| Greater Bay Bancorp, Sr. Notes, Ser. B | 5.25 | 3/31/08 | 100,000 | 99,763 |
| ICICI Bank, Bonds | 5.90 | 1/12/10 | 100,000 b,c | 100,459 |
| Industrial Bank of Korea, Sub. Notes | 4.00 | 5/19/14 | 120,000 b,c | 116,777 |
| Islandsbanki, Notes | 5.52 | 10/15/08 | 50,000 b,c | 49,944 |
| Landsbanki Islands, Notes | 6.10 | 8/25/11 | 115,000 c | 118,445 |
| M & I Marshall & Ilsley Bank/Milwaukee, WI, Notes | 5.30 | 9/8/11 | 90,000 | 90,725 |
| NB Capital Trust IV, Gtd. Cap. Secs. | 8.25 | 4/15/27 | 110,000 | 114,418 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Banks (continued)** | | | | |
| Northern Trust, Sr. Unscd. Notes | 5.30 | 8/29/11 | 65,000 | 65,774 |
| PNC Funding, Sr. Notes | 5.50 | 1/31/12 | 85,000 b | 85,035 |
| Resona Bank, Notes | 5.85 | 9/29/49 | 125,000 b,c | 124,609 |
| Shinsei Finance Cayman, Jr. Sub. Bonds | 6.42 | 1/29/49 | 110,000 b,c | 111,438 |
| Societe Generale, Sub. Notes | 5.92 | 12/29/49 | 170,000 b,c | 170,589 |
| Sovereign Bancorp, Sr. Notes | 5.30 | 9/1/10 | 145,000 b | 142,843 |
| Sovereign Bancorp, Sr. Notes | 5.64 | 3/1/09 | 35,000 b | 35,115 |
| SunTrust Preferred Capital I, Bank Gtd. Notes | 5.85 | 12/31/49 | 35,000 a,b | 35,608 |
| USB Capital IX, Gtd. Notes | 6.19 | 4/15/49 | 175,000 b | 179,845 |
| Washington Mutual Bank, Notes | 5.45 | 11/6/09 | 250,000 b | 250,336 |
| Western Financial Bank, Sub. Debs. | 9.63 | 5/15/12 | 155,000 | 168,195 |
| Zions Bancorporation, Sub. Notes | 6.00 | 9/15/15 | 100,000 | 102,133 |
| | | | | **3,038,861** |
| **Building & Construction—.2%** | | | | |
| Masco, Sr. Unscd. Notes | 5.66 | 3/12/10 | 45,000 b | 45,118 |
| Owens Corning, Sr. Unscd. Notes | 6.50 | 12/1/16 | 20,000 c | 20,419 |
| | | | | **65,537** |
| **Chemicals—1.1%** | | | | |
| Chevron Phillips Chemical, Notes | 5.38 | 6/15/07 | 95,000 | 94,973 |
| ICI Wilmington, Gtd. Notes | 4.38 | 12/1/08 | 170,000 | 167,507 |
| Lubrizol, Sr. Notes | 4.63 | 10/1/09 | 50,000 | 49,331 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Chemicals (continued)** | | | | |
| Praxair, | | | | |
| Unscd. Notes | 5.38 | 11/1/16 | 45,000 | 45,232 |
| | | | | **357,043** |
| **Commercial & Professional Services–.4%** | | | | |
| ERAC USA Finance, | | | | |
| Notes | 5.61 | 4/30/09 | 25,000 b,c | 25,073 |
| ERAC USA Finance, | | | | |
| Gtd. Notes | 7.35 | 6/15/08 | 110,000 c | 111,811 |
| | | | | **136,884** |
| **Commercial Mortgage Pass-Through Ctfs.–8.2%** | | | | |
| Bayview Commercial Asset Trust, | | | | |
| Ser. 2004-1, Cl. A | 5.68 | 4/25/34 | 49,720 b,c | 49,759 |
| Bear Stearns Commercial Mortgage | | | | |
| Securities, Ser. 2005-T18, Cl. A2 | 4.56 | 2/13/42 | 85,000 b | 83,790 |
| Bear Stearns Commercial Mortgage | | | | |
| Securities, Ser. 2004-PWR5, | | | | |
| Cl. A3 | 4.57 | 7/11/42 | 110,000 | 107,493 |
| Bear Stearns Commercial Mortgage | | | | |
| Securities, Ser. 2006-PW13, | | | | |
| Cl. A3 | 5.52 | 9/11/41 | 35,000 | 35,433 |
| Bear Stearns Commercial Mortgage | | | | |
| Securities, Ser. 1999-WF2, Cl. A1 | 6.80 | 7/15/31 | 2,587 | 2,584 |
| Calwest Industrial Trust, | | | | |
| Ser. 2002-CALW, Cl. A | 6.13 | 2/15/17 | 175,000 c | 181,655 |
| Citigroup/Deutsche Bank Commercial | | | | |
| Mortgage, Ser. 2007-CD4, | | | | |
| Cl. A2B | 5.21 | 12/11/49 | 170,000 | 170,131 |
| Credit Suisse/Morgan Stanley | | | | |
| Commercial Mortgage | | | | |
| Certificates, Ser. 2006-HC1A, | | | | |
| Cl. A1 | 5.51 | 5/15/23 | 90,000 b,c | 90,074 |
| Crown Castle Towers, | | | | |
| Ser. 2006-1A, Cl. AFX | 5.24 | 11/15/36 | 185,000 c | 185,069 |
| Crown Castle Towers, | | | | |
| Ser. 2005-1A, Cl. D | 5.61 | 6/15/35 | 65,000 c | 65,051 |
| Crown Castle Towers, | | | | |
| Ser. 2006-1A, Cl. D | 5.77 | 11/15/36 | 90,000 c | 90,000 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Commercial Mortgage Pass-Through Ctfs. (continued)** | | | | |
| First Union-Lehman Brothers-Bank of America Commercial Mortgage Trust, Ser. 1998-C2, Cl. A2 | 6.56 | 11/18/35 | 214,885 | 216,301 |
| Global Signal Trust, Ser. 2006-1, Cl. C | 5.71 | 2/15/36 | 45,000 c | 45,435 |
| Global Signal Trust, Ser. 2006-1, Cl. E | 6.50 | 2/15/36 | 45,000 c | 44,170 |
| Greenwich Capital Commercial Funding, Ser. 2007-GG9, Cl. AAB | 5.44 | 3/10/39 | 170,000 | 171,262 |
| J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB | 6.07 | 4/15/45 | 60,000 b | 62,077 |
| JP Morgan Chase Commerical Mortgage Securities, Ser. 2004-C1, Cl. A2 | 4.30 | 1/15/38 | 110,000 | 106,541 |
| LB Commercial Conduit Mortgage Trust, Ser. 1999-C1, Cl. B | 6.93 | 6/15/31 | 150,000 | 154,557 |
| Mach One Trust Commercial Mortgage-Backed, Ser. 2004-1A, Cl. A1 | 3.89 | 5/28/40 | 88,474 c | 86,927 |
| Merrill Lynch Mortgage Trust, Ser. 2002-MW1, Cl. A4 | 5.62 | 7/12/34 | 330,000 | 335,621 |
| Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2 | 5.09 | 10/12/52 | 45,000 | 44,907 |
| Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB | 5.33 | 12/15/43 | 100,000 | 100,087 |
| Morgan Stanley Capital I, Ser. 2006-HQ9, Cl. A3 | 5.71 | 7/12/44 | 275,000 | 281,207 |
| Morgan Stanley Capital I, Ser. 1998-WFI, Cl. A2 | 6.55 | 3/15/30 | 12,064 | 12,067 |
| SBA CMBS Trust, Ser. 2006-1A, Cl. D | 5.85 | 11/15/36 | 35,000 c | 35,111 |
| | | | | **2,757,309** |
| **Diversified Financial Services—8.3%** | | | | |
| American Express, Sub. Debs. | 6.80 | 9/1/66 | 35,000 b | 37,451 |
| Ameriprise Financial, Jr. Sub. Notes | 7.52 | 6/1/66 | 87,000 b | 94,580 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| Amvescap, Sr. Unscd. Notes | 5.38 | 12/15/14 | 87,000 | 85,588 |
| Bear Stearns, Notes | 5.45 | 2/23/10 | 250,000 b | 250,122 |
| Boeing Capital, Sr. Notes | 7.38 | 9/27/10 | 175,000 | 188,024 |
| Fuji JGB Investment, Sub. Bonds | 9.87 | 12/29/49 | 105,000 b,c | 110,219 |
| Glencore Funding, Gtd. Notes | 6.00 | 4/15/14 | 90,000 c | 90,000 |
| International Lease Finance, Notes | 4.75 | 1/13/12 | 145,000 | 142,825 |
| International Lease Finance, Sr. Notes | 5.00 | 4/15/10 | 190,000 | 189,695 |
| Jefferies Group, Sr. Unscd. Notes | 7.75 | 3/15/12 | 250,000 | 273,221 |
| John Deere Capital, Notes | 5.40 | 9/1/09 | 77,000 b | 77,050 |
| Kaupthing Bank, Sr. Notes | 6.06 | 1/15/10 | 110,000 b,c | 111,010 |
| Kaupthing Bank, Sub. Notes | 7.13 | 5/19/16 | 120,000 c | 130,141 |
| Lehman Brothers Holdings, Sub. Notes | 5.75 | 1/3/17 | 76,000 | 76,541 |
| Lehman Brothers Holdings, Sub. Bonds | 6.00 | 5/3/32 | 105,000 b | 103,451 |
| Merrill Lynch & Co., Sub. Notes | 6.22 | 9/15/26 | 110,000 | 112,327 |
| Morgan Stanley, Notes | 5.55 | 4/27/17 | 165,000 | 164,818 |
| Pemex Finance, Notes | 9.03 | 2/15/11 | 88,000 | 94,328 |
| Pemex Finance, Bonds | 9.69 | 8/15/09 | 50,000 | 52,729 |
| Residential Capital, Gtd. Notes | 6.66 | 11/21/08 | 320,000 b | 320,813 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | |
| Tokai Preferred Capital, Bonds | 9.98 | 12/29/49 | 105,000 [b,c] | 110,286 |
| | | | | **2,815,219** |
| **Diversified Metals & Mining−.6%** | | | | |
| BHP Billiton Finance USA, Gtd. Notes | 5.00 | 12/15/10 | 120,000 | 119,964 |
| Reliance Steel & Aluminum, Gtd. Notes | 6.20 | 11/15/16 | 70,000 | 70,877 |
| | | | | **190,841** |
| **Electric Utilities−2.2%** | | | | |
| Cleveland Electric Illumination, Sr. Unscd. Notes | 5.70 | 4/1/17 | 85,000 | 84,963 |
| Duke Energy, Sr. Notes | 5.63 | 11/30/12 | 50,000 | 51,280 |
| National Grid, Sr. Unscd. Notes | 6.30 | 8/1/16 | 72,000 | 75,723 |
| NiSource Finance, Gtd. Notes | 5.93 | 11/23/09 | 45,000 [b] | 45,081 |
| NiSource Finance, Gtd. Notes | 7.88 | 11/15/10 | 110,000 | 119,449 |
| Ohio Power, Unscd. Notes | 5.53 | 4/5/10 | 45,000 [b] | 45,063 |
| Ohio Power, Sr. Notes, Ser. G | 6.60 | 2/15/33 | 20,000 | 21,592 |
| Peco Energy, First Mortgage Bonds | 3.50 | 5/1/08 | 135,000 | 132,709 |
| PP & L Capital Funding, Gtd. Notes, Ser. D | 8.38 | 6/15/07 | 60,000 | 60,193 |
| Southern California Edison, First Mortgage Bonds, Ser. 06-E | 5.55 | 1/15/37 | 70,000 | 68,118 |
| TXU Electric Delivery, Bonds | 5.73 | 9/16/08 | 45,000 [b,c] | 45,015 |
| | | | | **749,186** |
| **Environmental Control−.9%** | | | | |
| Oakmont Asset Trust, Notes | 4.51 | 12/22/08 | 155,000 [c] | 152,193 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Environmental Control (continued)** | | | | |
| Republic Services, Notes | 6.09 | 3/15/35 | 35,000 | 33,423 |
| Waste Management, Gtd. Notes | 7.75 | 5/15/32 | 100,000 | 113,521 |
| | | | | **299,137** |
| **Food & Beverages−1.4%** | | | | |
| Coors Brewing, Gtd. Notes | 6.38 | 5/15/12 | 125,000 | 130,334 |
| H.J. Heinz, Notes | 6.43 | 12/1/20 | 150,000 c | 152,362 |
| Safeway, Sr. Unscd. Notes | 4.95 | 8/16/10 | 135,000 | 133,611 |
| Tyson Foods, Sr. Unscd. Notes | 6.85 | 4/1/16 | 60,000 b | 62,850 |
| | | | | **479,157** |
| **Foreign/Governmental−.3%** | | | | |
| Russian Federation, Unsub. Bonds | 8.25 | 3/31/10 | 110,003 c | **115,228** |
| **Health Care−1.6%** | | | | |
| Quest Diagnostics, Gtd. Notes | 5.13 | 11/1/10 | 70,000 | 69,580 |
| Schering-Plough, Sr. Unscd. Notes | 5.55 | 12/1/13 | 125,000 b | 127,929 |
| Teva Pharmaceutical Finance, Gtd. Notes | 6.15 | 2/1/36 | 115,000 | 112,425 |
| UnitedHealth Group, Sr. Unscd. Notes | 5.25 | 3/15/11 | 150,000 | 150,732 |
| WellPoint, Unscd. Notes | 5.00 | 1/15/11 | 75,000 | 74,526 |
| | | | | **535,192** |
| **Life Insurance−.2%** | | | | |
| Lincoln National, Sr. Unscd. Notes | 5.42 | 3/12/10 | 75,000 b | **75,075** |
| **Lodging & Entertainment−.4%** | | | | |
| Carnival, Gtd. Notes | 3.75 | 11/15/07 | 140,000 | **138,828** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Media—1.6%** | | | | |
| British Sky Broadcasting, Gtd. Notes | 6.88 | 2/23/09 | 95,000 | 97,643 |
| Comcast, Gtd. Notes | 5.66 | 7/14/09 | 160,000 b | 160,327 |
| Comcast, Gtd. Notes | 6.50 | 11/15/35 | 120,000 | 122,530 |
| News America, Gtd. Debs. | 7.63 | 11/30/28 | 90,000 | 101,809 |
| Time Warner, Gtd. Debs. | 6.50 | 11/15/36 | 70,000 | 70,282 |
| | | | | **552,591** |
| **Oil & Gas—1.6%** | | | | |
| Amerada Hess, Unscd. Notes | 6.65 | 8/15/11 | 115,000 | 121,340 |
| BJ Services, Sr. Unscd. Notes | 5.53 | 6/1/08 | 255,000 b | 255,260 |
| Buckeye Partners, Sr. Unscd. Notes | 5.30 | 10/15/14 | 145,000 | 141,921 |
| El Paso Natural Gas, Sr. Unscd. Notes | 5.95 | 4/15/17 | 20,000 c | 20,278 |
| | | | | **538,799** |
| **Packaging & Containers—.3%** | | | | |
| Sealed Air, Notes | 5.63 | 7/15/13 | 100,000 c | **100,559** |
| **Paper & Forest Products—.4%** | | | | |
| Temple-Inland, Gtd. Notes | 6.63 | 1/15/18 | 120,000 | **126,144** |
| **Property & Casualty Insurance—2.0%** | | | | |
| Ace INA Holdings, Gtd. Notes | 5.70 | 2/15/17 | 85,000 | 85,669 |
| Aegon Funding, Gtd. Notes | 5.75 | 12/15/20 | 70,000 | 71,529 |
| American International Group, Sr. Notes | 5.05 | 10/1/15 | 120,000 | 118,124 |
| Assurant, Sr. Notes | 6.75 | 2/15/34 | 35,000 | 37,664 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Property & Casualty Insurance (continued)** | | | | |
| Hartford Financial Services Group, Sr. Unscd. Notes | 5.55 | 8/16/08 | 170,000 | 170,667 |
| ING Groep, Bonds | 5.78 | 12/29/49 | 90,000 b | 89,814 |
| Principal Financial Group, Gtd. Notes | 6.05 | 10/15/36 | 60,000 | 61,206 |
| Willis North America, Gtd. Notes | 6.20 | 3/28/17 | 55,000 | 55,299 |
| | | | | **689,972** |
| **Real Estate Investment Trusts—6.7%** | | | | |
| Archstone-Smith Operating Trust, Sr. Unscd. Notes | 5.25 | 5/1/15 | 175,000 a | 172,360 |
| Arden Realty, Sr. Unscd. Notes | 5.20 | 9/1/11 | 140,000 | 140,803 |
| Arden Realty, Notes | 5.25 | 3/1/15 | 25,000 | 24,934 |
| Boston Properties, Sr. Notes | 6.25 | 1/15/13 | 140,000 | 147,224 |
| Commercial Net Lease Realty, Sr. Unscd. Notes | 6.15 | 12/15/15 | 100,000 | 102,186 |
| Duke Realty, Sr. Notes | 5.25 | 1/15/10 | 300,000 | 300,281 |
| ERP Operating, Notes | 5.13 | 3/15/16 | 75,000 | 73,408 |
| Federal Realty Investment Trust, Notes | 6.00 | 7/15/12 | 65,000 | 66,880 |
| Federal Realty Investment Trust, Bonds | 6.20 | 1/15/17 | 90,000 | 93,556 |
| Healthcare Realty Trust, Sr. Unscd. Notes | 5.13 | 4/1/14 | 200,000 | 193,085 |
| HRPT Properties Trust, Sr. Unscd. Notes | 5.95 | 3/16/11 | 100,000 b | 100,104 |
| Istar Financial, Sr. Unscd. Notes | 5.69 | 3/9/10 | 185,000 b | 185,244 |
| Liberty Property, Sr. Unscd. Notes | 5.50 | 12/15/16 | 35,000 | 34,887 |
| Mack-Cali Realty, Unscd. Notes | 5.05 | 4/15/10 | 100,000 | 99,197 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Real Estate Investment Trusts (continued)** | | | | |
| Mack-Cali Realty, Sr. Unscd. Notes | 5.13 | 1/15/15 | 70,000 a | 67,929 |
| Mack-Cali Realty, Notes | 5.25 | 1/15/12 | 35,000 | 34,758 |
| Regency Centers, Gtd. Notes | 5.25 | 8/1/15 | 105,000 | 102,555 |
| Simon Property Group, Unsub. Notes | 5.25 | 12/1/16 | 65,000 | 63,824 |
| Simon Property Group, Unscd. Notes | 5.75 | 5/1/12 | 60,000 | 61,448 |
| Socgen Real Estate, Bonds | 7.64 | 12/29/49 | 200,000 b,c | 201,922 |
| | | | | **2,266,585** |
| **Residential Mortgage Pass-Through Ctfs.−4.6%** | | | | |
| American General Mortgage Loan Trust, Ser. 2006-1, Cl. A1 | 5.75 | 12/25/35 | 56,106 b,c | 56,060 |
| Bayview Commercial Asset Trust, Ser. 2006-1A, Cl. M6 | 5.96 | 4/25/36 | 112,347 b,c | 112,347 |
| Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. A1A | 5.44 | 9/25/37 | 337,815 b | 338,056 |
| CSAB Mortgage Backed Trust, Ser. 2006-3, Cl. A1A | 6.00 | 11/25/36 | 71,445 b | 71,322 |
| Impac Secured Assets CMN Owner Trust, Ser. 2006-1, Cl. 2A1 | 5.67 | 5/25/36 | 67,747 b | 67,922 |
| IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B1 | 6.07 | 6/25/36 | 40,964 b | 41,150 |
| IndyMac Index Mortgage Loan Trust, Ser. 2006-AR9, Cl. B2 | 6.07 | 6/25/36 | 99,913 b | 99,632 |
| Nomura Asset Acceptance, Ser. 2005-AP2, Cl. A5 | 4.98 | 5/25/35 | 190,000 b | 186,119 |
| Nomura Asset Acceptance, Ser. 2005-WF1, Cl. 2A5 | 5.16 | 3/25/35 | 105,000 b | 103,461 |
| Washington Mutual, Ser. 2004-AR7, Cl. A6 | 3.94 | 7/25/34 | 150,000 b | 146,697 |
| Washington Mutual, Ser. 2003-AR10, Cl. A6 | 4.06 | 10/25/33 | 125,000 b | 123,223 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Residential Mortgage Pass-Through Ctfs. (continued)** | | | | |
| Washington Mutual, Ser. 2004-AR9, Cl. A7 | 4.15 | 8/25/34 | 195,000 [b] | 191,074 |
| | | | | **1,537,063** |
| **Retail—.8%** | | | | |
| CVS, Sr. Unscd. Notes | 5.75 | 8/15/11 | 60,000 | 61,190 |
| Federated Retail Holding, Gtd. Bonds | 5.35 | 3/15/12 | 20,000 | 20,011 |
| Federated Retail Holding, Gtd. Notes | 5.90 | 12/1/16 | 40,000 | 40,274 |
| Federated Retail Holding, Gtd. Notes | 6.38 | 3/15/37 | 35,000 | 34,673 |
| Target, Sr. Unscd. Notes | 5.38 | 5/1/17 | 100,000 | 100,229 |
| | | | | **256,377** |
| **Software & Services—.4%** | | | | |
| Oracle, Unscd. Notes | 5.59 | 1/13/09 | 145,000 [b] | **145,111** |
| **State/Territory Gen Oblg—2.0%** | | | | |
| Erie Tobacco Asset Securitization/NY, Tobacco Settlement Asset-Backed Bonds | 6.00 | 6/1/28 | 60,000 | 60,378 |
| Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds | 7.31 | 6/1/34 | 275,000 | 284,738 |
| Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds | 7.43 | 6/1/34 | 75,000 [b] | 74,993 |
| Tobacco Settlement Authority of Iowa, Tobacco Settlement Asset-Backed Bonds | 6.50 | 6/1/23 | 270,000 | 270,416 |
| | | | | **690,525** |
| **Telecommunications—3.7%** | | | | |
| AT & T Wireless Services, Sr. Notes | 7.88 | 3/1/11 | 170,000 | 186,378 |
| Deutsche Telekom International Finance, Gtd. Notes | 5.53 | 3/23/09 | 235,000 [b] | 235,580 |
| France Telecom, Unsub. Notes | 7.75 | 3/1/11 | 90,000 [b] | 98,121 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Telecommunications (continued)** | | | | |
| France Telecom, | | | | |
| Notes | 8.50 | 3/1/31 | 85,000 b | 112,288 |
| KPN, | | | | |
| Sr. Unsub. Bonds | 8.38 | 10/1/30 | 190,000 | 218,420 |
| Sprint Capital, | | | | |
| Gtd. Notes | 8.75 | 3/15/32 | 89,000 | 105,326 |
| Telefonica Emisiones, | | | | |
| Gtd. Notes | 5.98 | 6/20/11 | 185,000 | 190,171 |
| Time Warner Cable, | | | | |
| Sr. Unscd. Notes | 6.55 | 5/1/37 | 115,000 c | 116,686 |
| | | | | **1,262,970** |
| **Transportation—.4%** | | | | |
| FedEx, | | | | |
| Gtd. Notes | 3.50 | 4/1/09 | 70,000 | 67,919 |
| Union Pacific, | | | | |
| Notes | 6.65 | 1/15/11 | 60,000 | 62,808 |
| | | | | **130,727** |
| **U.S. Government Agencies—.3%** | | | | |
| Federal National Mortgage | | | | |
| Association, Notes | 4.63 | 10/15/13 | 95,000 | **93,807** |
| **U.S. Government Agencies/ Mortgage-Backed—43.2%** | | | | |
| Federal Home Loan Mortgage Corp: | | | | |
| 4.00%, 10/1/09 | | | 65,318 | 64,227 |
| 4.50%, 10/1/09 | | | 103,789 | 103,000 |
| 5.00%, 5/1/18 | | | 1,190,000 d | 1,173,257 |
| 5.00%, 6/1/33 | | | 324,601 | 314,629 |
| 5.50%, 5/15/14 | | | 800,000 d | 801,248 |
| 6.00%, 6/1/12—2/1/14 | | | 28,615 | 29,087 |
| 6.50%, 3/1/11—9/1/29 | | | 47,881 | 49,146 |
| 7.00%, 3/1/12 | | | 15,938 | 16,360 |
| 7.50%, 12/1/25—1/1/31 | | | 41,474 | 43,537 |
| 8.00%, 10/1/19—10/1/30 | | | 21,260 | 22,264 |
| 8.50%, 7/1/30 | | | 1,793 | 1,929 |
| 9.00%, 8/1/30 | | | 4,755 | 5,176 |
| Federal National Mortgage Association: | | | | |
| 5.50% | | | 2,705,000 d | 2,675,407 |
| 6.00% | | | 2,115,000 d | 2,149,369 |
| 4.00%, 5/1/10 | | | 174,381 | 169,870 |
| 4.50%, 6/1/10 | | | 82,027 | 80,633 |
| 5.00%, 7/1/11—10/1/11 | | | 172,134 | 171,964 |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Agencies/ Mortgage-Backed (continued)** | | |
| Federal National Mortgage Association (continued): | | |
| 5.50%, 1/1/34 | 488,021 | 484,038 |
| 6.00%, 9/1/13−2/1/17 | 151,128 | 153,810 |
| 7.00%, 7/1/15−5/1/31 | 35,353 | 36,900 |
| 7.50%, 3/1/12−3/1/31 | 39,154 | 40,628 |
| 8.00%, 5/1/13−3/1/31 | 19,478 | 20,483 |
| Government National Mortgage Association I: | | |
| 6.00%, 1/15/29 | 52,067 | 52,987 |
| 6.50%, 9/15/08−6/15/29 | 63,463 | 65,555 |
| 7.00%, 8/15/25−9/15/31 | 54,301 | 57,011 |
| 7.50%, 12/15/26−1/15/31 | 12,574 | 13,182 |
| 8.00%, 1/15/30−10/15/30 | 19,370 | 20,644 |
| 8.50%, 4/15/25 | 9,081 | 9,847 |
| 9.00%, 10/15/27 | 11,317 | 12,306 |
| 9.50%, 2/15/25 | 7,206 | 7,906 |
| Ser. 2004-43, Cl. A, 2.82%, 12/16/19 | 247,974 | 239,335 |
| Ser. 2004-23, Cl. B, 2.95%, 3/16/19 | 232,315 | 224,026 |
| Ser. 2004-57, Cl. A, 3.02%, 1/16/19 | 140,459 | 136,099 |
| Ser. 2004-97, Cl. AB, 3.08%, 4/16/22 | 221,047 | 214,315 |
| Ser. 2003-64, Cl. A, 3.09%, 4/16/24 | 52,155 | 51,508 |
| Ser. 2004-9, Cl. A, 3.36%, 8/16/22 | 345,246 | 334,564 |
| Ser. 2004-25, Cl. AC, 3.38%, 1/16/23 | 269,662 | 261,796 |
| Ser. 2004-77, Cl. A, 3.40%, 3/16/20 | 190,140 | 185,307 |
| Ser. 2004-67, Cl. A, 3.65%, 9/16/17 | 151,135 | 147,961 |
| Ser. 2006-67, Cl. A, 3.95%, 10/6/11 | 347,586 | 338,358 |
| Ser. 2005-50, Cl. A, 4.02%, 10/16/26 | 108,242 | 106,049 |
| Ser. 2005-9, Cl. A, 4.03%, 5/16/22 | 114,738 | 112,595 |
| Ser. 2005-12, Cl. A, 4.04%, 5/16/21 | 82,751 | 81,194 |
| Ser. 2005-42, Cl. A, 4.05%, 7/16/20 | 119,027 | 116,921 |
| Ser. 2006-66, Cl. A, 4.09%, 1/16/30 | 198,363 | 193,725 |
| Ser. 2004-51, Cl. A, 4.15%, 2/16/18 | 238,435 | 234,425 |
| Ser. 2006-9, Cl. A, 4.20%, 8/16/26 | 281,893 | 276,158 |
| Ser. 2006-3, Cl. A, 4.21%, 1/16/28 | 96,860 | 94,960 |
| Ser. 2005-67, Cl. A, 4.22%, 6/16/21 | 32,166 | 31,681 |
| Ser. 2006-5, Cl. A, 4.24%, 7/16/29 | 266,754 | 261,583 |
| Ser. 2006-51, Cl. A, 4.25%, 10/16/30 | 144,161 | 141,089 |
| Ser. 2005-59, Cl. A, 4.39%, 5/16/23 | 59,601 | 58,744 |
| Federal National Mortgage Association: | | |
| Grantor Trust, Ser. 2001-T11, Cl. B, 5.50%, 9/25/11 | 210,000 | 215,025 |
| 6.00%, 5/15/32 | 1,635,000 [d] | 1,647,769 |
| | | **14,551,587** |

| Bonds and Notes (continued) | Principal Amount ($) | Value ($) |
|---|---|---|
| **U.S. Government Securities–21.1%** | | |
| U.S. Treasury Bonds | | |
| 5.25%, 11/15/28 | 50,000 a | 52,441 |
| U.S. Treasury Notes: | | |
| 4.50%, 2/28/11 | 156,000 | 156,018 |
| 4.50%, 4/30/12 | 2,500,000 | 2,499,025 |
| 4.63%, 2/29/08 | 403,000 | 401,898 |
| 4.63%, 2/15/17 | 2,985,000 | 2,984,534 |
| 5.13%, 5/15/16 | 975,000 a | 1,010,839 |
| | | **7,104,755** |
| **Total Bonds and Notes** | | |
| (cost $47,058,460) | | **47,015,131** |

| Options–.1% | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options–.1%** | | |
| 3-Month Floor USD Libor-BBA | | |
| Interest Rate, January 2009 @ 4 | 1,900,000 | 1,535 |
| 3-Month USD Libor-BBA, Swaption | 1,000,000 | 43,127 |
| | | **44,662** |
| **Put Options–.0%** | | |
| 3-Month Capped USD Libor-BBA | | |
| Interest Rate, June 2007 @ 5.75 | 7,900,000 | **0** |
| **Total Options** | | |
| (cost $55,753) | | **44,662** |

| Short-Term Investments–.9% | Principal Amount ($) | Value ($) |
|---|---|---|
| **Commercial Paper–.8%** | | |
| Cox Enterprises, | | |
| 5.60%, 8/15/07 | 250,000 b,c | **250,000** |
| **U.S. Treasury Bills–.1%** | | |
| 4.97%, 6/7/07 | 50,000 e | **49,759** |
| **Total Short-Term Investments** | | |
| (cost $299,745) | | **299,759** |

| Other Investment–.6% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $204,000) | 204,000 f | **204,000** |

| Investment of Cash Collateral for Securities Loaned—1.7% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $558,763) | 558,763 [f] | **558,763** |
| **Total Investments** (cost $48,176,721) | **142.7%** | **48,122,315** |
| **Liabilities, Less Cash and Receivables** | **(42.7%)** | **(14,393,291)** |
| **Net Assets** | **100.0%** | **33,729,024** |

[a] *All or a portion of these securities are on loan. At April 30, 2007, the total market value of the fund's securities on loan is $1,595,180 and the total market value of the collateral held by the fund is $1,650,113, consisting of cash collateral of $558,763 and U.S. Government and Agency securities valued at $1,091,350.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities amounted to $3,962,915 or 11.7% of net assets.*

[d] *Purchased on a forward commitment basis.*

[e] *All or partially held by a broker as collateral for open financial futures positions.*

[f] *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited) [†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Government & Agencies | 64.6 | State/Government | |
| Corporate Bonds | 45.8 | General Obligations | 2.0 |
| Asset/Mortgage-Backed | 26.7 | Foreign/Governmental | .3 |
| Short-Term/Money | | Options | .1 |
| Market Investments | 3.2 | | **142.7** |

[†] *Based on net assets.*

*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

April 30, 2007 (Unaudited)

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation (Depreciation) at 4/30/2007 ($) |
|---|---|---|---|---|
| **Financial Futures Short** | | | | |
| U.S. Treasury 2 Year Notes | 9 | (1,842,469) | June 2007 | (3,251) |
| U.S. Treasury 5 Year Notes | 20 | (2,116,563) | June 2007 | 265 |
| U.S. Treasury 10 Year Notes | 19 | (2,058,234) | June 2007 | 5,113 |
| U.S. Treasury 30 Year Bonds | 7 | (782,250) | June 2007 | 4,961 |
| | | | | **7,078** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $1,595,180)–Note 1(c): | | |
|     Unaffiliated issuers | 47,413,958 | 47,359,552 |
|     Affiliated issuers | 762,763 | 762,763 |
| Cash denominated in foreign currencies | 82 | 89 |
| Receivable for investment securities sold | | 615,020 |
| Dividends and interest receivable | | 372,147 |
| Receivable from broker for swap transactions–Note 4 | | 34,899 |
| Unrealized appreciation on swap contracts–Note 4 | | 28,932 |
| Swaps premium paid–Note 4 | | 9,373 |
| Receivable for shares of Capital Stock subscribed | | 6,434 |
| | | **49,189,209** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 26,062 |
| Cash overdraft due to Custodian | | 22,685 |
| Payable for open mortgage-backed dollar rolls–Note 4 | | 8,442,333 |
| Payable for investment securities purchased | | 6,272,021 |
| Liability for securities on loan–Note 1(c) | | 558,763 |
| Payable for shares of Capital Stock redeemed | | 76,896 |
| Unrealized depreciation on swap contracts–Note 4 | | 32,373 |
| Payable for futures variation margin–Note 4 | | 23,328 |
| Payable to broker for swap transactions–Note 4 | | 5,724 |
| | | **15,460,185** |
| **Net Assets ($)** | | **33,729,024** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 34,719,228 |
| Accumulated undistributed investment income–net | | 38,328 |
| Accumulated net realized gain (loss) on investments | | (977,199) |
| Accumulated net unrealized appreciation (depreciation) on investments, foreign currency transactions and swap transactions (including $7,078 net unrealized appreciation on financial futures) | | (51,333) |
| **Net Assets ($)** | | **33,729,024** |

## Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R |
|---|---|---|---|---|
| Net Assets ($) | 12,580,717 | 5,058,970 | 5,680,211 | 10,409,126 |
| Shares Outstanding | 1,139,911 | 456,926 | 520,397 | 943,237 |
| **Net Asset Value Per Share ($)** | **11.04** | **11.07** | **10.92** | **11.04** |

*See notes to financial statements.*

**26**

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

| | |
|---|---|
| **Investment Income ($):** | |
| **Income:** | |
| Interest | 898,856 |
| Cash dividends; | |
| Affiliated issuers | 6,727 |
| Income from securities lending | 214 |
| **Total Income** | **905,797** |
| **Expenses:** | |
| Management fee–Note 3(a) | 103,782 |
| Distribution and service fees–Note 3(b) | 59,468 |
| Loan commitment fees–Note 2 | 384 |
| Interest expense–Note 2 | 103 |
| **Total Expenses** | **163,737** |
| **Investment Income–Net** | **742,060** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments and foreign currency transactions | 42,667 |
| Net realized gain (loss) on financial futures | (43,863) |
| Net realized gain (loss) on options transactions | 18,661 |
| Net realized gain (loss) on swap transactions | (2,638) |
| Net realized gain (loss) on forward currency exchange contracts | (18,476) |
| **Net Realized Gain (Loss)** | **(3,649)** |
| Net unrealized appreciation (depreciation) on investments, foreign currency transactions, options transactions and swap transactions (including $28,547 net unrealized appreciation on financial futures) | 71,287 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **67,638** |
| **Net Increase in Net Assets Resulting from Operations** | **809,698** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income–net | 742,060 | 1,696,784 |
| Net realized gain (loss) on investments | (3,649) | (746,242) |
| Net unrealized appreciation (depreciation) on investments | 71,287 | 792,765 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **809,698** | **1,743,307** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Class A shares | (292,745) | (680,928) |
| Class B shares | (113,682) | (335,096) |
| Class C shares | (111,157) | (252,957) |
| Class R shares | (233,663) | (475,213) |
| Net realized gain on investments: | | |
| Class A shares | – | (207,472) |
| Class B shares | – | (136,745) |
| Class C shares | – | (96,730) |
| Class R shares | – | (148,257) |
| **Total Dividends** | **(751,247)** | **(2,333,398)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 5,326,439 | 3,888,239 |
| Class B shares | 173,442 | 1,017,946 |
| Class C shares | 880,548 | 1,969,351 |
| Class R shares | 1,438,191 | 642,285 |
| Dividends reinvested: | | |
| Class A shares | 204,696 | 488,232 |
| Class B shares | 80,642 | 323,839 |
| Class C shares | 78,990 | 238,216 |
| Class R shares | 164,490 | 375,567 |
| Cost of shares redeemed: | | |
| Class A shares | (8,298,240) | (6,143,104) |
| Class B shares | (2,184,773) | (6,060,353) |
| Class C shares | (1,260,958) | (4,134,623) |
| Class R shares | (969,772) | (2,900,782) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(4,366,305)** | **(10,295,187)** |
| **Total Increase (Decrease) in Net Assets** | **(4,307,854)** | **(10,885,278)** |
| **Net Assets ($):** | | |
| Beginning of Period | 38,036,878 | 48,922,156 |
| **End of Period** | **33,729,024** | **38,036,878** |
| Undistributed investment income–net | 38,328 | 47,515 |

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 482,205 | 356,201 |
| Shares issued for dividends reinvested | 18,549 | 44,631 |
| Shares redeemed | (751,735) | (561,439) |
| **Net Increase (Decrease) in Shares Outstanding** | **(250,981)** | **(160,607)** |
| **Class B**[a] | | |
| Shares sold | 15,624 | 92,560 |
| Shares issued for dividends reinvested | 7,284 | 29,457 |
| Shares redeemed | (197,161) | (552,149) |
| **Net Increase (Decrease) in Shares Outstanding** | **(174,253)** | **(430,132)** |
| **Class C** | | |
| Shares sold | 80,310 | 183,427 |
| Shares issued for dividends reinvested | 7,238 | 21,990 |
| Shares redeemed | (115,582) | (382,795) |
| **Net Increase (Decrease) in Shares Outstanding** | **(28,034)** | **(177,378)** |
| **Class R** | | |
| Shares sold | 130,679 | 58,448 |
| Shares issued for dividends reinvested | 14,909 | 34,341 |
| Shares redeemed | (87,849) | (266,553) |
| **Net Increase (Decrease) in Shares Outstanding** | **57,739** | **(173,764)** |

[a]  *During the period ended April 30, 2007, 90,740 Class B shares representing $1,006,371 were automatically converted to 91,034 Class A shares and during the period ended October 31, 2006, 199,984 Class B shares representing $2,187,755 were automatically converted to 200,604 Class A shares.*

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 11.02 | 11.14 | 11.57 | 11.44 | 11.44 | 11.46 |
| Investment Operations: | | | | | | |
| Investment income—net a | .24 | .45 | .38 | .38 | .37 | .49 |
| Net realized and unrealized gain (loss) on investments | .02 | .03 | (.28) | .16 | .01 | .00b |
| Total from Investment Operations | .26 | .48 | .10 | .54 | .38 | .49 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.24) | (.46) | (.40) | (.40) | (.38) | (.51) |
| Dividends from net realized gain on investments | – | (.14) | (.13) | (.01) | – | – |
| Total Distributions | (.24) | (.60) | (.53) | (.41) | (.38) | (.51) |
| Net asset value, end of period | 11.04 | 11.02 | 11.14 | 11.57 | 11.44 | 11.44 |
| **Total Return (%)c** | 2.32d | 4.52 | .88 | 4.76 | 3.34 | 4.44 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .85e | .85 | .85 | .85 | .85 | .85 |
| Ratio of net investment income to average net assets | 4.39e | 4.13 | 3.34 | 3.33 | 3.13 | 4.44 |
| Portfolio Turnover Rate | 205.46d,f | 458.50f | 388.58f | 202.27f | 173.68 | 136.77 |
| Net Assets, end of period ($ x 1,000) | 12,581 | 15,327 | 17,278 | 19,293 | 20,176 | 17,159 |

a   Based on average shares outstanding at each month end.
b   Amount represents less than $.01 per share.
c   Exclusive of sales charge.
d   Not annualized.
e   Annualized.
f   The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 88.23%, 239.66%, 188.33% and 144.28%, respectively.

See notes to financial statements.

| Class B Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 11.05 | 11.17 | 11.61 | 11.47 | 11.48 | 11.49 |
| Investment Operations: | | | | | | |
| Investment income—net [a] | .21 | .39 | .32 | .32 | .30 | .44 |
| Net realized and unrealized gain (loss) on investments | .03 | .04 | (.29) | .17 | .01 | .00[b] |
| Total from Investment Operations | .24 | .43 | .03 | .49 | .31 | .44 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.22) | (.41) | (.34) | (.34) | (.32) | (.45) |
| Dividends from net realized gain on investments | – | (.14) | (.13) | (.01) | – | – |
| Total Distributions | (.22) | (.55) | (.47) | (.35) | (.32) | (.45) |
| Net asset value, end of period | 11.07 | 11.05 | 11.17 | 11.61 | 11.47 | 11.48 |
| **Total Return (%)** [c] | 2.15[d] | 4.00 | .29 | 4.32 | 2.74 | 4.00 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.35[e] | 1.35 | 1.35 | 1.35 | 1.35 | 1.35 |
| Ratio of net investment income to average net assets | 3.84[e] | 3.62 | 2.84 | 2.83 | 2.64 | 3.93 |
| Portfolio Turnover Rate | 205.46[d,f] | 458.50[f] | 388.58[f] | 202.27[f] | 173.68 | 136.77 |
| Net Assets, end of period ($ x 1,000) | 5,059 | 6,977 | 11,855 | 17,225 | 24,877 | 26,352 |

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
[f] *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 88.23%, 239.66%, 188.33% and 144.28%, respectively.*
*See notes to financial statements.*

| Class C Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 10.90 | 11.01 | 11.44 | 11.31 | 11.32 | 11.33 |
| Investment Operations: | | | | | | |
| Investment income—net [a] | .21 | .39 | .32 | .32 | .30 | .43 |
| Net realized and unrealized gain (loss) on investments | .02 | .05 | (.28) | .15 | .01 | .00[b] |
| Total from Investment Operations | .23 | .44 | .04 | .47 | .31 | .43 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.21) | (.41) | (.34) | (.33) | (.32) | (.44) |
| Dividends from net realized gain on investments | – | (.14) | (.13) | (.01) | – | – |
| Total Distributions | (.21) | (.55) | (.47) | (.34) | (.32) | (.44) |
| Net asset value, end of period | 10.92 | 10.90 | 11.01 | 11.44 | 11.31 | 11.32 |
| **Total Return (%)** [c] | 2.06[d] | 4.10 | .34 | 4.25 | 2.73 | 4.00 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.35[e] | 1.35 | 1.35 | 1.35 | 1.35 | 1.35 |
| Ratio of net investment income to average net assets | 3.89[e] | 3.63 | 2.83 | 2.83 | 2.64 | 3.90 |
| Portfolio Turnover Rate | 205.46[d,f] | 458.50[f] | 388.58[f] | 202.27[f] | 173.68 | 136.77 |
| Net Assets, end of period ($ x 1,000) | 5,680 | 5,977 | 7,994 | 9,838 | 11,104 | 7,603 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than $.01 per share.*
[c]  *Exclusive of sales charge.*
[d]  *Not annualized.*
[e]  *Annualized.*
[f]  *The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 88.23%, 239.66%, 188.33% and 144.28%, respectively.*
*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 11.02 | 11.13 | 11.57 | 11.44 | 11.44 | 11.46 |
| Investment Operations: | | | | | | |
| Investment income—net [a] | .26 | .48 | .41 | .41 | .39 | .54 |
| Net realized and unrealized gain (loss) on investments | .02 | .04 | (.29) | .15 | .02 | (.03) |
| Total from Investment Operations | .28 | .52 | .12 | .56 | .41 | .51 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.26) | (.49) | (.43) | (.42) | (.41) | (.53) |
| Dividends from net realized gain on investments | – | (.14) | (.13) | (.01) | – | – |
| Total Distributions | (.26) | (.63) | (.56) | (.43) | (.41) | (.53) |
| Net asset value, end of period | 11.04 | 11.02 | 11.13 | 11.57 | 11.44 | 11.44 |
| **Total Return (%)** | 2.44[b] | 4.87 | 1.03 | 5.02 | 3.61 | 4.70 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .60[c] | .60 | .60 | .60 | .60 | .60 |
| Ratio of net investment income to average net assets | 4.65[c] | 4.37 | 3.57 | 3.57 | 3.37 | 4.80 |
| Portfolio Turnover Rate | 205.46[b,d] | 458.50[d] | 388.58[d] | 202.27[d] | 173.68 | 136.77 |
| Net Assets, end of period ($ x 1,000) | 10,409 | 9,756 | 11,794 | 13,203 | 14,711 | 21,796 |

[a] Based on average shares outstanding at each month end.

[b] Not annualized.

[c] Annualized.

[d] The portfolio turnover rates excluding mortgage dollar roll transactions for the periods ended April 30, 2007, October 31, 2006, October 31, 2005 and October 31, 2004 were 88.23%, 239.66%, 188.33% and 144.28%, respectively.

See notes to financial statements.

### NOTE 1–Significant Accounting Policies:

Dreyfus Premier Limited Term Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to obtain as high a level of current income as is consistent with safety of principal and maintenance of liquidity. Although the fund may invest in obligations with different remaining maturities, the fund's average maturity normally will not exceed ten years. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 250 million shares of $.001 par value Capital Stock. The fund currently offers four classes of shares: Class A (50 million shares authorized), Class B (50 million shares authorized), Class C (50 million shares authorized) and Class R (100 million shares authorized). Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and

Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts, are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available, that are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by a pricing service approved by the Board of Directors. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Foreign currency transactions:** The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(d) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Concentration of Risk:** The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

**(f) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(g) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $980,113 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to October 31, 2006. If not applied, the carryover expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: ordinary income $2,037,113 and long-term capital gains $296,285. The tax character of current year distributions will be determined at the end of the current fiscal year.

## NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2007, was approximately $3,600, with a related weighted average annualized interest rate of 5.73%.

### NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .60% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees, service fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the

Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

During the period ended April 30, 2007, the Distributor retained $19 from commissions earned on sales of the fund's Class A shares and $7,635 and $1,509 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares pay the Distributor for distributing their shares at an aggregate annual rate of .50% of the value of the average daily net assets of Class B and Class C shares. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended April 30, 2007, Class A, Class B and Class C shares were charged $16,467, $14,546 and $14,121, respectively, pursuant to their respective Plans. During the period ended April 30, 2007, Class B and Class C shares were charged $7,273 and $7,061, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $16,708, Rule 12b-1 distribution plan fees $7,100 and service plan fees $2,254.

**(c)** The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, options transactions, forward currency exchange contracts and swap transactions, during the period ended April 30, 2007, amounted to $99,714,188 and $106,670,748, respectively, of which $56,893,668 in purchases and $58,906,691 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker, which consist of cash or cash equivalents. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or to protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instrument underlying the option. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following summarizes the fund's call/put options written for the period ended April 30, 2007:

| Options Written: | Face Amount Covered by Contracts ($) | Premiums Received ($) | Options Terminated | |
|---|---|---|---|---|
| | | | Cost ($) | Net Realized Gain (Loss) ($) |
| Contracts outstanding October 31, 2006 | 870,000 | 3,132 | | |
| Contracts written | 11,200,000 | 25,656 | | |
| Contracts terminated: | | | | |
| Contracts closed | 8,000,000 | 17,716 | 26,019 | (8,303) |
| Contracts expired | 4,070,000 | 11,072 | – | 11,072 |
| Total contracts terminated | 12,070,000 | 28,788 | 26,019 | 2,769 |
| **Contracts outstanding April 30, 2007** | **–** | **–** | | |

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2007:

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|
| **Purchases:** | | | | |
| Swedish Krona, expiring 5/2/2007 | 41,297 | 6,168 | 6,168 | – |

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swap contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes open credit default swaps entered into by the fund at April 30, 2007:

| Notional Amount ($) | Reference Entity | Counterparty | (Pay) Receive Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|---|
| 84,000 | Alcoa, 6%, 1/15/2012 | Bear Stearns & Co. | (.42) | 6/20/2010 | (863) |
| 186,000 | Alcoa, 6.5%, 6/1/2011 | Bear Stearns & Co. | (.52) | 6/20/2010 | (2,275) |
| 190,000 | AT&T, 5.1%, 9/15/2014 | J.P. Morgan Chase Bank | (.49) | 3/20/2017 | (1,525) |
| 150,000 | AT&T, 5.1%, 9/15/2014 | J.P. Morgan Chase Bank | (.44) | 3/20/2017 | (183) |
| 100,000 | Avon Products, 7.15%, 11/15/2009 | J.P. Morgan Chase Bank | (.44) | 3/20/2017 | (857) |
| 70,000 | Avon Products, 7.15%, 11/15/2009 | J.P. Morgan Chase Bank | (.48) | 3/20/2017 | (817) |
| 30,000 | Avon Products, 7.15%, 11/15/2009 | J.P. Morgan Chase Bank | (.49) | 3/20/2017 | (383) |
| 50,000 | Avon Products, 7.15%, 11/15/2009 | J.P. Morgan Chase Bank | (.45) | 3/20/2017 | (452) |
| 90,000 | Avon Products, 7.15%, 11/15/2009 | Morgan Stanley | (.48) | 3/20/2017 | (969) |
| 270,000 | ConocoPhilips, 4.75%, 10/15/2012 | Bear Stearns & Co. | (.31) | 6/20/2010 | (2,069) |
| 140,000 | Dow Jones CDX.NA.IG.7 Index | J.P. Morgan Chase Bank | .65 | 12/20/2016 | (326) |
| 170,000 | Dow Jones CDX.NA.IG.7 Index | J.P. Morgan Chase Bank | .65 | 12/20/2016 | 112 |
| 190,000 | Dow Jones CDX.NA.IG.7 Index | J.P. Morgan Chase Bank | .65 | 12/20/2016 | (108) |
| 100,000 | Dow Jones CDX.NA.IG.7 Index | J.P. Morgan Chase Bank | .65 | 12/20/2016 | (160) |
| 240,000 | Dow Jones CDX.NA.IG.7 Index | J.P. Morgan Chase Bank | .65 | 12/20/2016 | 3 |

| Notional Amount ($) | Reference Entity | Counterparty | (Pay) Receive Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|---|
| 20,000 | Dow Jones CDX.NA.IG.7 Index | J.P. Morgan Chase Bank | .65 | 12/20/2016 | (1,645) |
| 90,000 | Dow Jones CDX.NA.IG.7 Index | Morgan Stanley | .65 | 12/20/2016 | (30) |
| 10,000 | Dow Jones CDX.NA.IG.7 Index | J.P. Morgan Chase Bank | .65 | 12/20/2016 | (104) |
| 50,000 | Dow Jones CDX.NA.IG.7 Index | J.P. Morgan Chase Bank | .65 | 12/20/2016 | (103) |
| 160,000 | Dow Jones CDX.NA.IG.8 Index | Barclays | .60 | 6/20/2017 | (504) |
| 180,000 | Dow Jones CDX.NA.IG.8 Index | Goldman Sachs & Co. | .60 | 6/20/2017 | (349) |
| 170,000 | Home Depot, 3.75%, 9/15/2009 | J.P. Morgan Chase Bank | (.56) | 3/20/2017 | (2,298) |
| 650,000 | ITRAXX S5 INDEX | Deutsche Bank | .40 | 6/20/2011 | 7,698 |
| 800,000 | JPMCC 2006-CB15, CL.AJ, 5.89%, 6/12/43 | J.P. Morgan Chase Bank | (.13) | 6/20/2016 | (3,526) |
| 160,000 | Kraft Foods, 5.625%, 11/1/2011 | Barclays | (.57) | 6/20/2017 | (991) |
| 180,000 | Kraft Foods, 5.625%, 11/1/2011 | Goldman Sachs & Co. | (.53) | 6/20/2017 | (299) |
| 340,000 | Morgan Stanley, 6.6%, 4/1/2012 | Citibank | (.62) | 6/20/2015 | (7,322) |
| 126,000 | Nucor, 4.875%, 10/1/2012 | Bear Stearns & Co. | (.40) | 6/20/2010 | (1,402) |
| 160,000 | Structured Index | Morgan Stanley | 2.25 | 6/20/2016 | 1,335 |
| **Total** | | | | | **(20,412)** |

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes open interest rate swaps entered into by the fund at April 30, 2007:

| Notional Amount | Reference Entity/Curency | Counterparty | (Pay) Receive Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|---|
| 21,800,000 | CZK-3 MONTH PRIBOR | J.P. Morgan Chase Bank | 3.02 | 2/14/2009 | (2,813) |
| 205,900,000 | JPY-6 MONTH YENIBOR | Deutsche Bank | 1.29 | 7/19/2008 | 7,587 |
| 228,000,000 | JPY-6 MONTH YENIBOR | J.P. Morgan Chase Bank | 1.22 | 2/6/2011 | 3,007 |
| 7,200,000 | SEK-3 MONTH STIBOR | Morgan Stanley | 3.76 | 12/4/2008 | 4,153 |
| 4,880,000 | SEK-3 MONTH STIBOR | J.P. Morgan Chase Bank | 4.06 | 1/25/2009 | 5,037 |
| **Total** | | | | | **16,971** |

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At April 30, 2007, accumulated net unrealized depreciation on investments was $54,406, consisting of $249,127 gross unrealized appreciation and $303,533 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 5—Subsequent Event:

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail front-end load, intermediate investment-grade debt funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional intermediate investment-grade debt funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's yield performance for the past ten one-year periods ended November 30th (1997-2006) was below the Performance Group and Performance Universe medians. The Board members noted that the fund's total return performance was above the Performance Group medians (except the 1-year period) and variously above and below the Performance Universe medians for various periods ended November 30, 2007. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting the fund's "unitary fee structure", the Board members noted that the fund's management fee was above the Expense Group and Expense Universe medians but the fund's expense ratio was lower than the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds and Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- While the Board was generally satisfied with the fund's total return performance, it was somewhat concerned with the fund's yield performance. The Board members determined to continue to monitor the fund's performance closely.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

# For More Information

**Dreyfus Premier
Limited Term Income Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**    Class A: DPIAX    Class B: DPIBX    Class C: DPICX
                       Class I: PLTIX

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
      144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0345SA0407

# Dreyfus Premier Midcap Stock Fund

**SEMIANNUAL REPORT** April 30, 2007



**Dreyfus**

A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Midcap Stock Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as a cooling housing market took its toll on consumer and business spending, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Yet, labor markets remained relatively strong and the general markets continued toward record price levels. Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly rising unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, continued high pace of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets, and your financial advisor can help determine the appropriate investments for you and position your investment portfolio for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

John O'Toole, Portfolio Manager

### How did Dreyfus Premier Midcap Stock Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund produced total returns of 10.07% for Class A shares, 9.71% for Class B shares, 9.69% for Class C shares, 10.25% for Class R shares and 10.01% for Class T shares.[1] This compares with the fund's benchmark, the Standard & Poor's MidCap 400 Index ("S&P 400 Index"), which produced a total return of 11.98% for the same period.[2]

Despite concerns regarding slowing U.S. economic growth, the stock market rose on the strength of better-than-expected corporate earnings and restrained inflationary pressures. Gains proved to be broadly based, with every economic sector within the benchmark contributing to the market's advance. Midcap stocks generally outperformed their large-cap and small-cap counterparts. The fund participated in the market's rise, generating relatively strong returns in the technology and health care sectors. However, the disappointing performance of a few individual holdings and lack of exposure to some of the market's better performers caused the fund's returns to lag the benchmark.

Effective 6/1/07, Class R shares will be renamed Class I shares.

### What is the fund's investment approach?

The fund seeks capital appreciation. To pursue its goal, the fund invests primarily in a blended portfolio of growth and value stocks of mid-capitalization companies. When selecting securities, we use a disciplined investment process that combines computer modeling techniques, fundamental analysis and risk management. We identify and rank stocks based on several characteristics, including: *value*, or a stock's price relative to its perceived intrinsic worth; *growth*, the sustainability or growth of earnings; and *financial profile*, which refers to the financial health of the company. The fund's investment process is designed to provide investors with investment exposure to sector weightings and risk characteristics generally similar to those of the S&P 400 Index.

## What other factors influenced the fund's performance?

The stock market produced fairly steady gains from the beginning of the reporting period through late February 2007. On February 27th, however, a plunge in the Shanghai stock market triggered a sharp global market decline. In five business days, the midcap market lost roughly five percent of its value. Nevertheless, the market quickly demonstrated its underlying strength, recovering and going on to set new highs in March and April.

Some of the fund's stronger returns relative to the benchmark were concentrated in the technology and health care sectors. Solid earnings and an improving business outlook bolstered returns from technology holdings such as semiconductor makers Linear Technology and Microchip Technology, while a takeover offer from software giant Oracle gave a boost to business management software developer Hyperion Solutions. A takeover offer also contributed to the fund's relatively strong returns in the health care area, when United HealthGroup announced plans in March 2007 to acquire Sierra Health Services, another of the fund's holdings.

Other notably strong individual holdings ranged from members of the basic materials sector to consumer-related, industrials and financials stocks. Steel producer IPSCO gained ground on rumors of a possible buyout, leading us to sell the fund's position when, in our opinion, the stock's valuation outpaced its fundamentals. Auction house Sotheby's climbed after reporting strong earnings based largely on a robust market for fine art. Engine manufacturer Cummins rose sharply after delivering a positive earnings surprise resulting from strong execution on all business fronts. Finally, among financial companies, electronic commodities market provider InterContinental Exchange benefited from increasing levels of financial market activity, while options specialist International Securities Exchange Holdings jumped after a takeover bid was announced on the last day of the reporting period.

On the other hand, our disciplined stock selection process caused the fund to avoid many stocks with relatively high valuations, a few of which generated some of the benchmark's greater gains. For example, in the energy sector, where the fund suffered its worst relative performance, the valuation-based decision to avoid exposure to oil services providers Grant Prideco and Cameron International detracted substantially from relative performance. In addition, individual holdings in a variety of sectors experienced company-specific problems, further undermining results compared to the benchmark. The most notable of these included oil exploration and production company W&T Offshore, office supply retailer Office Depot and biotechnology developer Sepracor.

### What is the fund's current strategy?

During the reporting period, we extended the upper limit of the fund's coverage from a market capitalization of approximately $10 billion to roughly $20 billion, more closely approximating the market capitalization range of the broader midcap sector of the equity market. As a result, the fund's average market cap rose from approximately $4.5 billion at the beginning of the reporting period to approximately $6 billion as of the end. By including companies at the larger end of the midcap range, we believe we have positioned the fund to capture a broader range of investment opportunities while remaining true to the fund's disciplined, midcap focus.

May 15, 2007

---

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through 4/4/08, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's return would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's MidCap 400 Index is a widely accepted, unmanaged total return index measuring the performance of the midsize-company segment of the U.S. market.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Midcap Stock Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.93 | $ 10.82 | $ 10.81 | $ 5.63 | $ 8.23 |
| Ending value (after expenses) | $1,100.70 | $1,097.10 | $1,096.90 | $1,102.50 | $1,100.10 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.66 | $ 10.39 | $ 10.39 | $ 5.41 | $ 7.90 |
| Ending value (after expenses) | $1,018.20 | $1,014.48 | $1,014.48 | $1,019.44 | $1,016.96 |

† *Expenses are equal to the fund's annualized expense ratio of 1.33% for Class A, 2.08% for Class B, 2.08% for Class C, 1.08% for Class R and 1.58% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

| Common Stocks−99.5% | Shares | Value ($) |
|---|---|---|
| **Consumer Cyclical−10.2%** | | |
| Aaron Rents | 12,550 | 356,043 |
| Abercrombie & Fitch, Cl. A | 6,550 | 534,873 |
| American Eagle Outfitters | 32,425 | 955,565 |
| AnnTaylor Stores | 12,700 a | 488,696 |
| AutoZone | 5,600 a | 745,024 |
| Big Lots | 16,000 a | 515,200 |
| Brinker International | 28,025 | 871,577 |
| Chico's FAS | 11,400 | 300,504 |
| Choice Hotels International | 14,150 | 532,606 |
| Coach | 15,250 a | 744,658 |
| Continental Airlines, Cl. B | 11,350 | 414,956 |
| Crocs | 6,850 a | 382,778 |
| Dollar Tree Stores | 36,500 a | 1,435,180 |
| Family Dollar Stores | 12,700 | 404,368 |
| MSC Industrial Direct, Cl. A | 16,250 | 792,025 |
| Nordstrom | 15,350 | 843,022 |
| Office Depot | 20,500 a | 689,210 |
| Rent-A-Center | 32,800 a | 913,152 |
| Ross Stores | 16,550 | 548,633 |
| RPM International | 14,950 | 317,986 |
| Sonic | 24,400 a | 547,536 |
| Sotheby's, Cl. A | 22,000 | 1,135,640 |
| US Airways Group | 6,000 a | 221,640 |
| | | **14,690,872** |
| **Consumer Hard Goods−3.1%** | | |
| Gentex | 45,950 | 817,910 |
| Harley-Davidson | 9,350 | 592,042 |
| Hasbro | 23,350 | 738,093 |
| Herman Miller | 18,400 | 633,144 |
| International Speedway, Cl. A | 19,500 | 963,300 |
| Marvel Entertainment | 10,100 | 298,253 |
| Speedway Motorsports | 8,750 | 339,500 |
| Thor Industries | 4,150 | 165,295 |
| | | **4,547,537** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Staples−2.1%** | | |
| Clorox | 9,750 | 654,030 |
| Hormel Foods | 30,350 | 1,156,031 |
| J.M. Smucker | 18,950 | 1,057,789 |
| Reynolds American | 2,700 | 173,502 |
| | | **3,041,352** |
| **Financial−15.0%** | | |
| A.G. Edwards | 15,150 | 1,097,617 |
| AMB Property | 19,800 | 1,206,018 |
| American Financial Group/OH | 24,400 | 860,588 |
| AmeriCredit | 21,000 [a] | 529,830 |
| AvalonBay Communities | 3,800 | 464,588 |
| BankUnited Financial, Cl. A | 12,500 | 270,625 |
| BRE Properties, Cl. A | 4,500 | 270,180 |
| CapitalSource | 30,800 | 793,716 |
| CIT Group | 11,800 | 703,870 |
| Commerce Bancshares/Kansas City, MO | 15,550 | 736,137 |
| Douglas Emmett | 14,650 | 381,632 |
| Eaton Vance | 33,300 | 1,272,726 |
| Entertainment Properties Trust | 5,800 | 350,436 |
| Federated Investors, Cl. B | 9,500 | 362,520 |
| First American | 11,100 | 571,650 |
| First Industrial Realty Trust | 11,300 | 494,827 |
| First Marblehead | 8,700 | 315,375 |
| HCC Insurance Holdings | 39,350 | 1,206,471 |
| Hospitality Properties Trust | 49,900 | 2,271,947 |
| Huntington Bancshares/OH | 30,000 | 665,400 |
| IntercontinentalExchange | 2,950 [a] | 374,650 |
| KKR Financial | 13,100 | 349,901 |
| Knight Capital Group, Cl. A | 17,600 [a] | 285,120 |
| MasterCard | 3,000 | 335,040 |
| Moody's | 6,000 | 396,720 |
| NorthStar Realty Finance | 11,400 | 168,720 |
| Nymex Holdings | 6,100 | 791,231 |
| NYSE Euronext | 6,600 [a] | 556,578 |
| People's United Financial | 10,550 | 210,051 |
| Philadelphia Consolidated Holding | 11,350 [a] | 492,590 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Financial (continued)** | | | |
| ProLogis | 6,100 | | 395,280 |
| SEI Investments | 9,100 | | 555,373 |
| SL Green Realty | 2,350 | | 331,115 |
| StanCorp Financial Group | 5,800 | | 276,080 |
| UDR | 19,400 | | 582,776 |
| Unitrin | 4,550 | | 214,532 |
| Wilmington Trust | 13,200 | | 534,072 |
| | | | **21,675,982** |
| **Health Care—11.3%** | | | |
| AMERIGROUP | 5,200 | a | 146,276 |
| AmerisourceBergen | 15,800 | | 789,842 |
| Beckman Coulter | 3,200 | | 200,992 |
| Biogen Idec | 9,250 | a | 436,693 |
| CIGNA | 3,450 | | 536,786 |
| Community Health Systems | 20,100 | a | 739,680 |
| Covance | 11,450 | a | 692,725 |
| Coventry Health Care | 11,800 | a | 682,394 |
| Dentsply International | 52,300 | | 1,747,343 |
| Edwards Lifesciences | 21,500 | a | 1,053,500 |
| Endo Pharmaceuticals Holdings | 9,600 | a | 297,024 |
| Forest Laboratories | 5,850 | a | 311,279 |
| Genzyme | 17,700 | a | 1,155,987 |
| HealthSpring | 11,850 | a | 278,712 |
| Henry Schein | 12,100 | a | 630,773 |
| Humana | 15,000 | a | 948,600 |
| Intuitive Surgical | 2,500 | a | 324,150 |
| Invitrogen | 8,050 | a | 527,033 |
| King Pharmaceuticals | 36,600 | a | 748,470 |
| Laboratory Corp. of America Holdings | 9,600 | a | 757,824 |
| Lincare Holdings | 26,150 | a | 1,031,356 |
| McKesson | 9,900 | | 582,417 |
| Mentor | 5,250 | | 204,277 |
| Pediatrix Medical Group | 4,700 | a | 268,135 |
| Sepracor | 18,450 | a | 990,396 |
| ViroPharma | 20,250 | a | 305,370 |
| | | | **16,388,034** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial−16.5%** | | |
| Acuity Brands | 13,600 | 804,032 |
| AGCO | 21,450 a | 895,108 |
| Applied Industrial Technologies | 24,450 | 656,971 |
| Avis Budget Group | 27,150 a | 763,729 |
| Bowater | 7,000 | 153,230 |
| C.H. Robinson Worldwide | 11,200 | 598,752 |
| Con-way | 15,050 | 822,182 |
| Cummins | 13,300 | 1,225,728 |
| EMCOR Group | 8,450 a | 529,730 |
| Expeditors International Washington | 14,600 | 610,280 |
| GATX | 11,650 | 570,967 |
| Graco | 15,800 | 624,100 |
| Granite Construction | 13,350 | 804,204 |
| Korn/Ferry International | 14,800 a | 348,836 |
| Lennar, Cl. A | 12,850 | 548,824 |
| Manpower | 20,200 | 1,621,050 |
| Martin Marietta Materials | 1,350 | 196,857 |
| Nordson | 9,300 | 426,219 |
| NVR | 850 a | 700,400 |
| Overseas Shipholding Group | 16,300 | 1,154,040 |
| Pacer International | 14,950 | 381,973 |
| Precision Castparts | 15,200 | 1,582,472 |
| Quanta Services | 13,900 a | 382,111 |
| Republic Services | 43,325 | 1,210,067 |
| Rockwell Automation | 9,150 | 544,791 |
| Ryder System | 16,800 | 884,352 |
| Snap-On | 14,450 | 787,525 |
| SPX | 11,000 | 779,680 |
| Terex | 2,000 a | 155,700 |
| Textron | 6,800 | 691,356 |
| Toll Brothers | 9,050 a | 269,509 |
| United Rentals | 22,050 a | 738,675 |
| Vulcan Materials | 4,700 | 581,249 |
| Wabtec | 16,000 | 594,400 |
| | | **23,639,099** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Information—5.2%** | | |
| Akamai Technologies | 7,500 [a] | 330,600 |
| American Reprographics | 11,200 [a] | 371,840 |
| CheckFree | 11,300 [a] | 380,358 |
| Deluxe | 5,450 | 206,282 |
| Dun & Bradstreet | 15,000 | 1,354,500 |
| EchoStar Communications, Cl. A | 23,700 [a] | 1,102,761 |
| Equifax | 20,850 | 829,830 |
| FactSet Research Systems | 9,700 | 596,647 |
| IAC/InterActiveCorp | 15,300 [a] | 583,236 |
| Juniper Networks | 9,050 [a] | 202,358 |
| Priceline.com | 3,150 [a] | 175,266 |
| Scholastic | 11,800 [a] | 364,266 |
| Shaw Communications, Cl. B | 4,650 | 180,188 |
| Total System Services | 22,600 | 701,956 |
| ValueClick | 6,350 [a] | 181,610 |
| | | **7,561,698** |
| **Materials—6.4%** | | |
| Airgas | 13,000 | 579,150 |
| AK Steel Holding | 8,800 | 268,576 |
| Ashland | 15,100 | 905,245 |
| Commercial Metals | 24,850 | 833,220 |
| H.B. Fuller | 6,150 | 157,255 |
| International Paper | 39,000 | 1,471,080 |
| Louisiana-Pacific | 32,000 | 630,720 |
| Lyondell Chemical | 38,750 | 1,205,900 |
| Potlatch | 7,450 | 323,256 |
| Quanex | 11,500 | 494,845 |
| Sonoco Products | 19,500 | 831,480 |
| Steel Dynamics | 14,350 | 635,849 |
| United States Steel | 6,250 | 634,625 |
| Universal Forest Products | 5,400 | 250,884 |
| | | **9,222,085** |
| **Oil & Gas Producers—8.3%** | | |
| Alon USA Energy | 5,200 | 194,480 |
| Cimarex Energy | 23,550 | 927,870 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Oil & Gas Producers (continued)** | | |
| EXCO Resources | 19,500 [a] | 327,405 |
| Frontier Oil | 10,500 | 370,965 |
| Newfield Exploration | 33,250 [a] | 1,454,688 |
| Noble Energy | 22,500 | 1,323,225 |
| ONEOK | 19,500 | 943,995 |
| Patterson-UTI Energy | 30,050 | 732,920 |
| Plains Exploration & Production | 11,500 [a] | 540,385 |
| SEACOR Holdings | 4,400 [a] | 419,232 |
| Southwestern Energy | 4,300 [a] | 180,600 |
| St. Mary Land & Exploration | 16,300 | 596,906 |
| Superior Energy Services | 21,000 [a] | 762,930 |
| Swift Energy | 10,400 [a] | 422,760 |
| Tesoro | 1,800 | 218,160 |
| Tidewater | 20,450 | 1,292,645 |
| Unit | 11,400 [a] | 651,510 |
| W & T Offshore | 8,200 | 248,870 |
| Western Refining | 8,350 | 330,827 |
| | | **11,940,373** |
| **Technology—13.3%** | | |
| ADTRAN | 24,900 | 633,705 |
| Altera | 20,600 | 464,324 |
| ASML Holding (NY Shares) | 10,700 [a] | 291,575 |
| Atmel | 61,200 | 325,584 |
| Autodesk | 12,450 [a] | 513,811 |
| BEA Systems | 21,800 | 257,022 |
| Cadence Design Systems | 24,150 | 536,130 |
| Dolby Laboratories, Cl. A | 15,000 | 531,300 |
| GameStop, Cl. A | 17,650 | 585,450 |
| Imation | 20,900 | 771,419 |
| International Game Technology | 6,300 | 240,282 |
| Intersil, Cl. A | 17,100 | 509,409 |
| Lam Research | 26,750 | 1,438,615 |
| Lexmark International, Cl. A | 10,100 | 550,450 |
| Linear Technology | 38,250 | 1,431,315 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Technology (continued)** | | |
| Maxim Integrated Products | 29,300 | 929,396 |
| McAfee | 34,550 | 1,122,530 |
| MEMC Electronic Materials | 14,500 | 795,760 |
| Micrel | 28,950 | 363,323 |
| Microchip Technology | 46,000 | 1,855,640 |
| MicroStrategy, Cl. A | 4,500 | 511,920 |
| National Semiconductor | 15,750 | 414,225 |
| NCR | 13,600 | 685,440 |
| Novellus Systems | 25,600 | 828,672 |
| Tektronix | 15,350 | 451,137 |
| Tellabs | 39,800 [a] | 422,676 |
| Teradyne | 45,650 | 796,592 |
| Websense | 13,100 [a] | 323,701 |
| Western Digital | 37,900 | 670,072 |
| | | **19,251,475** |
| **Telecommunications—1.2%** | | |
| InterDigital Communications | 16,050 | 527,724 |
| NII Holdings | 11,150 | 855,763 |
| Windstream | 28,800 | 421,056 |
| | | **1,804,543** |
| **Utilities—6.9%** | | |
| AGL Resources | 31,900 | 1,388,926 |
| Alliant Energy | 26,800 | 1,173,840 |
| Atmos Energy | 13,400 | 425,048 |
| Integrys Energy | 20,400 | 1,144,440 |
| OGE Energy | 35,200 | 1,353,088 |
| Pepco Holdings | 33,650 | 993,348 |
| Pinnacle West Capital | 20,100 | 970,629 |
| Puget Energy | 19,500 | 503,490 |
| Sempra Energy | 17,050 | 1,082,334 |
| UGI | 33,100 | 938,716 |
| | | **9,973,859** |
| **Total Common Stocks** | | |
| (cost $128,552,697) | | **143,736,909** |

| Other Investment–.9% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,261,000) | 1,261,000 b | **1,261,000** |
| **Total Investments** (cost $129,813,697) | **100.4%** | **144,997,909** |
| **Liabilities, Less Cash and Receivables** | **(.4%)** | **(512,282)** |
| **Net Assets** | **100.0%** | **144,485,627** |

a   *Non-income producing security.*
b   *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Industrial | 16.5 | Materials | 6.4 |
| Financial | 15.0 | Information | 5.2 |
| Technology | 13.3 | Consumer Hard Goods | 3.1 |
| Health Care | 11.3 | Consumer Staples | 2.1 |
| Consumer Cyclical | 10.2 | Telecommunications | 1.2 |
| Oil & Gas Producers | 8.3 | Money Market Investment | .9 |
| Utilities | 6.9 | | **100.4** |

†   *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments: | | |
|   Unaffiliated issuers | 128,552,697 | 143,736,909 |
|   Affiliated issuers | 1,261,000 | 1,261,000 |
| Receivable for investment securities sold | | 513,130 |
| Dividends and interest receivable | | 110,212 |
| Receivable for shares of Capital Stock subscribed | | 20,080 |
| | | **145,641,331** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 171,850 |
| Payable for shares of Capital Stock redeemed | | 521,437 |
| Payable for investment securities purchased | | 365,861 |
| Cash overdraft due to Custodian | | 95,304 |
| Interest payable–Note 2 | | 1,252 |
| | | **1,155,704** |
| **Net Assets ($)** | | **144,485,627** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 119,237,352 |
| Accumulated investment (loss)–net | | (49,295) |
| Accumulated net realized gain (loss) on investments | | 10,113,358 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 15,184,212 |
| **Net Assets ($)** | | **144,485,627** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 79,787,642 | 20,733,730 | 11,796,682 | 30,653,786 | 1,513,787 |
| Shares Outstanding | 5,270,186 | 1,545,245 | 877,198 | 1,946,626 | 103,157 |
| **Net Asset Value Per Share ($)** | **15.14** | **13.42** | **13.45** | **15.75** | **14.67** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
| Unaffiliated issuers | 988,181 |
| Affiliated issuers | 12,532 |
| Income on securities lending | 12,329 |
| **Total Income** | **1,013,042** |
| **Expenses:** | |
| Management fee–Note 3(a) | 809,908 |
| Distribution and service plan fees–Note 3(b) | 276,370 |
| Interest expense–Note 2 | 1,799 |
| Loan commitment fees–Note 2 | 1,689 |
| **Total Expenses** | **1,089,766** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (17,790) |
| **Net Expenses** | **1,071,976** |
| **Investment (Loss)–Net** | **(58,934)** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 10,221,048 |
| Net unrealized appreciation (depreciation) on investments | 4,014,921 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **14,235,969** |
| **Net Increase in Net Assets Resulting from Operations** | **14,177,035** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment (loss)–net | (58,934) | (436,674) |
| Net realized gain (loss) on investments | 10,221,048 | 24,616,802 |
| Net unrealized appreciation (depreciation) on investments | 4,014,921 | (7,404,594) |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **14,177,035** | **16,775,534** |
| **Dividends to Shareholders from ($):** | | |
| Net realized gain on investments: | | |
| Class A shares | (12,838,128) | (24,555,778) |
| Class B shares | (4,141,897) | (9,829,717) |
| Class C shares | (2,112,365) | (4,579,972) |
| Class R shares | (4,818,062) | (8,637,239) |
| Class T shares | (227,086) | (396,296) |
| **Total Dividends** | **(24,137,538)** | **(47,999,002)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 9,076,237 | 24,146,625 |
| Class B shares | 182,130 | 1,300,038 |
| Class C shares | 969,642 | 2,547,136 |
| Class R shares | 1,237,630 | 3,537,933 |
| Class T shares | 309,722 | 577,812 |
| Dividends reinvested: | | |
| Class A shares | 12,001,307 | 22,225,409 |
| Class B shares | 3,903,700 | 9,117,589 |
| Class C shares | 1,501,962 | 3,036,943 |
| Class R shares | 4,651,436 | 8,202,459 |
| Class T shares | 216,678 | 381,157 |
| Cost of shares redeemed: | | |
| Class A shares | (18,856,926) | (41,684,164) |
| Class B shares | (6,727,598) | (12,157,110) |
| Class C shares | (2,750,289) | (5,902,720) |
| Class R shares | (4,941,559) | (6,631,390) |
| Class T shares | (442,171) | (573,152) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **331,901** | **8,124,565** |
| **Total Increase (Decrease) in Net Assets** | **(9,628,602)** | **(23,098,903)** |
| **Net Assets ($):** | | |
| Beginning of Period | 154,114,229 | 177,213,132 |
| **End of Period** | **144,485,627** | **154,114,229** |
| Undistributed investment income (loss)–net | (49,295) | 9,639 |

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 610,589 | 1,461,720 |
| Shares issued for dividends reinvested | 848,998 | 1,433,118 |
| Shares redeemed | (1,263,500) | (2,464,110) |
| **Net Increase (Decrease) in Shares Outstanding** | **196,087** | **430,728** |
| **Class B**[a] | | |
| Shares sold | 14,002 | 83,551 |
| Shares issued for dividends reinvested | 310,601 | 643,332 |
| Shares redeemed | (501,517) | (806,012) |
| **Net Increase (Decrease) in Shares Outstanding** | **(176,914)** | **(79,129)** |
| **Class C** | | |
| Shares sold | 74,577 | 173,594 |
| Shares issued for dividends reinvested | 119,245 | 214,002 |
| Shares redeemed | (199,990) | (380,361) |
| **Net Increase (Decrease) in Shares Outstanding** | **(6,168)** | **7,235** |
| **Class R** | | |
| Shares sold | 80,311 | 208,707 |
| Shares issued for dividends reinvested | 316,482 | 513,195 |
| Shares redeemed | (319,646) | (393,976) |
| **Net Increase (Decrease) in Shares Outstanding** | **77,147** | **327,926** |
| **Class T** | | |
| Shares sold | 21,591 | 35,292 |
| Shares issued for dividends reinvested | 15,797 | 25,137 |
| Shares redeemed | (29,888) | (34,804) |
| **Net Increase (Decrease) in Shares Outstanding** | **7,500** | **25,625** |

[a] *During the period ended April 30, 2007, 260,035 Class B shares representing $3,493,451 were automatically converted to 232,106 Class A shares and during the period ended October 31, 2006, 321,000 Class B shares representing $4,937,127 were automatically converted to 293,276 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2007 | Year Ended October 31, | | | | |
| Class A Shares | (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 16.29 | 20.14 | 18.02 | 16.68 | 13.16 | 13.73 |
| Investment Operations: | | | | | | |
| Investment income (loss)–net a | .00b | (.02) | (.03) | (.03) | (.03) | (.03) |
| Net realized and unrealized gain (loss) on investments | 1.45 | 1.80 | 2.48 | 1.37 | 3.55 | (.54) |
| Total from Investment Operations | 1.45 | 1.78 | 2.45 | 1.34 | 3.52 | (.57) |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (2.60) | (5.63) | (.33) | – | – | – |
| Net asset value, end of period | 15.14 | 16.29 | 20.14 | 18.02 | 16.68 | 13.16 |
| **Total Return (%)c** | 10.07d | 10.34 | 13.70 | 8.10 | 26.67 | (4.15) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .67d | 1.35 | 1.35 | 1.35 | 1.35 | 1.35 |
| Ratio of net expenses to average net assets | .66d | 1.35 | 1.35 | 1.35 | 1.35 | 1.35 |
| Ratio of net investment income (loss) to average net assets | .02d | (.10) | (.14) | (.17) | (.24) | (.24) |
| Portfolio Turnover Rate | 66.04d | 144.49 | 87.40 | 77.47 | 92.97 | 65.85 |
| Net Assets, end of period ($ x 1,000) | 79,788 | 82,641 | 93,533 | 157,483 | 146,958 | 105,449 |

a   Based on average shares outstanding at each month end.
b   Amount represents less than $.01 per share.
c   Exclusive of sales charge.
d   Not annualized.
See notes to financial statements.

| Class B Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 14.77 | 18.87 | 17.03 | 15.87 | 12.62 | 13.26 |
| Investment Operations: | | | | | | |
| Investment (loss)–net[a] | (.05) | (.13) | (.17) | (.15) | (.13) | (.14) |
| Net realized and unrealized gain (loss) on investments | 1.30 | 1.66 | 2.34 | 1.31 | 3.38 | (.50) |
| Total from Investment Operations | 1.25 | 1.53 | 2.17 | 1.16 | 3.25 | (.64) |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (2.60) | (5.63) | (.33) | – | – | – |
| Net asset value, end of period | 13.42 | 14.77 | 18.87 | 17.03 | 15.87 | 12.62 |
| **Total Return (%)[b]** | 9.71[c] | 9.51 | 12.84 | 7.31 | 25.75 | (4.83) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.04[c] | 2.10 | 2.10 | 2.10 | 2.10 | 2.10 |
| Ratio of net expenses to average net assets | 1.03[c] | 2.10 | 2.10 | 2.10 | 2.10 | 2.10 |
| Ratio of net investment (loss) to average net assets | (.35)[c] | (.85) | (.92) | (.91) | (.98) | (.98) |
| Portfolio Turnover Rate | 66.04[c] | 144.49 | 87.40 | 77.47 | 92.97 | 65.85 |
| Net Assets, end of period ($ x 1,000) | 20,734 | 25,435 | 33,992 | 40,755 | 50,866 | 42,067 |

[a]   Based on average shares outstanding at each month end.
[b]   Exclusive of sales charge.
[c]   Not annualized.
See notes to financial statements.

| Class C Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 14.80 | 18.90 | 17.06 | 15.90 | 12.64 | 13.29 |
| Investment Operations: | | | | | | |
| Investment (loss)−net [a] | (.05) | (.13) | (.17) | (.15) | (.13) | (.14) |
| Net realized and unrealized gain (loss) on investments | 1.30 | 1.66 | 2.34 | 1.31 | 3.39 | (.51) |
| Total from Investment Operations | 1.25 | 1.53 | 2.17 | 1.16 | 3.26 | (.65) |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (2.60) | (5.63) | (.33) | − | − | − |
| Net asset value, end of period | 13.45 | 14.80 | 18.90 | 17.06 | 15.90 | 12.64 |
| **Total Return (%) [b]** | 9.69 [c] | 9.43 | 12.88 | 7.30 | 25.79 | (4.89) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.04 [c] | 2.10 | 2.10 | 2.10 | 2.10 | 2.10 |
| Ratio of net expenses to average net assets | 1.03 [c] | 2.10 | 2.10 | 2.10 | 2.10 | 2.10 |
| Ratio of net investment (loss) to average net assets | (.35) [c] | (.85) | (.93) | (.92) | (.99) | (.99) |
| Portfolio Turnover Rate | 66.04 [c] | 144.49 | 87.40 | 77.47 | 92.97 | 65.85 |
| Net Assets, end of period ($ x 1,000) | 11,797 | 13,072 | 16,563 | 16,041 | 16,164 | 11,587 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

| Class R Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 16.82 | 20.59 | 18.37 | 16.95 | 13.35 | 13.89 |
| Investment Operations: | | | | | | |
| Investment income—net[a] | .02 | .03 | .02 | .02 | .01 | .00[b] |
| Net realized and unrealized gain (loss) on investments | 1.51 | 1.83 | 2.53 | 1.40 | 3.59 | (.54) |
| Total from Investment Operations | 1.53 | 1.86 | 2.55 | 1.42 | 3.60 | (.54) |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (2.60) | (5.63) | (.33) | – | – | – |
| Net asset value, end of period | 15.75 | 16.82 | 20.59 | 18.37 | 16.95 | 13.35 |
| **Total Return (%)** | 10.25[c] | 10.56 | 13.99 | 8.38 | 26.97 | (3.89) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .55[c] | 1.10 | 1.10 | 1.10 | 1.10 | 1.10 |
| Ratio of net expenses to average net assets | .54[c] | 1.10 | 1.10 | 1.10 | 1.10 | 1.10 |
| Ratio of net investment income to average net assets | .15[c] | .15 | .08 | .09 | .04 | .02 |
| Portfolio Turnover Rate | 66.04[c] | 144.49 | 87.40 | 77.47 | 92.97 | 65.85 |
| Net Assets, end of period ($ x 1,000) | 30,654 | 31,446 | 31,738 | 39,215 | 59,256 | 73,575 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Amount represents less than $.01 per share.*
[c]  *Not annualized.*
*See notes to financial statements.*

| Class T Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 15.88 | 19.81 | 17.77 | 16.49 | 13.05 | 13.64 |
| Investment Operations: | | | | | | |
| Investment (loss)–net[a] | (.01) | (.06) | (.08) | (.07) | (.07) | (.12) |
| Net realized and unrealized gain (loss) on investments | 1.40 | 1.76 | 2.45 | 1.35 | 3.51 | (.47) |
| Total from Investment Operations | 1.39 | 1.70 | 2.37 | 1.28 | 3.44 | (.59) |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (2.60) | (5.63) | (.33) | – | – | – |
| Net asset value, end of period | 14.67 | 15.88 | 19.81 | 17.77 | 16.49 | 13.05 |
| **Total Return (%)[b]** | 10.01[c] | 10.03 | 13.44 | 7.83 | 26.28 | (4.32) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .80[c] | 1.60 | 1.60 | 1.60 | 1.60 | 1.60 |
| Ratio of net expenses to average net assets | .79[c] | 1.60 | 1.60 | 1.60 | 1.60 | 1.60 |
| Ratio of net investment (loss) to average net assets | (.10)[c] | (.36) | (.43) | (.42) | (.49) | (.83) |
| Portfolio Turnover Rate | 66.04[c] | 144.49 | 87.40 | 77.47 | 92.97 | 65.85 |
| Net Assets, end of period ($ x 1,000) | 1,514 | 1,519 | 1,388 | 1,570 | 1,486 | 734 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Midcap Stock Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 488 million shares of $.001 par value Capital Stock. The fund currently offers five classes of shares: Class A (22 million shares authorized), Class B (100 million shares authorized), Class C (100 million shares authorized), Class R (66 million shares authorized) and Class T shares (200 million shares authorized). Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon and its affiliates) acting on behalf of customers having a qualified trust or an investment account or relationship at such institution and bear no distribution or service fees. Class R shares are offered without a front end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their NAV. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain, can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006, were as follows: ordinary income $12,994,623 and long term capital gain $35,004,379. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2007, was approximately $63,300, with a related weighted average annualized interest rate of 5.74%.

### NOTE 3—Investment Management Fee And Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board Meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager has agreed from February 1, 2007 through April 4, 2008 to waive receipt of a portion of the fund's management fee, in the amount of .05% of the value of the fund's average daily net assets. The reduction in management fee pursuant to the undertaking, amounted to $17,790 during the period ended April 30, 2007.

During the period ended April 30, 2007, the Distributor retained $2,904 and $20 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $21,601 and $735 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1, (the "Service Plan") under which Class B, Class C and Class T shares pay the Distributor for providing services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2007, Class A, Class B, Class C and Class T shares were charged $99,887, $85,003, $44,704 and $1,770, respectively, pursuant to their respective Plans, and Class B, Class C and Class T shares were charged $28,335, $14,901 and $1,770, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $131,366, Rule 12b-1 distribution plans fees $36,886, shareholder services plan fees $7,018 and custody fees $2,541, which are offset against an expense reimbursement currently in effect in the amount of $5,961.

**(c)** The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

## NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $97,417,098 and $122,038,781, respectively.

At April 30, 2007, accumulated net unrealized appreciation on investments was $15,184,212, consisting of $18,260,794 gross unrealized appreciation and $3,076,582 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

## NOTE 5—Subsequent Event:

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of mid-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional mid-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance for the 1-, 2-, 3-, 4-, 5- and 10- year periods ended November 30, 2006 was below the Performance Group medians (except the 5- and 10-year periods) and Performance Universe medians for those periods. The Manager also provided a comparison of the fund's total return to the returns of the fund's benchmark index for the past ten years. The Board expressed its concern with the fund's performance and requested that the Manager take steps to improve it. Representatives of the Manager discussed with the Board members the computer model used by the fund's portfolio managers to identify and rank stocks and the role of fundamental analysis in selecting stocks. They also discussed the Manager's efforts to improve the fund's total return performance, including certain modifications to the computer model.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure and that the fund's expense ratio was below the Expense Group and Expense Universe medians. Representatives of the Manager and the Board members discussed that the Manager would agree to waive a portion of its management fee in the amount of 0.05% of the value of the fund's average daily net assets until April 4, 2008 (representing 4.5% of the fund's contractual management fee).

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds and Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- While the Board was concerned about the fund's total return performance, the Board believed the Manager was seeking to improve it, and determined to closely monitor performance and to renew the Management Agreement only for a six-month period, through October 4, 2007.

- The Board concluded, taking into account the fee waiver, that the fee paid by the fund to the Manager was reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through October 4, 2007.

# For More Information

**Dreyfus Premier
Midcap Stock Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DPMAX | Class B: DMSBX | Class C: DMSCX |
| --- | --- | --- | --- |
| | Class R: DDMRX | Class T: DMSTX | |

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0330SA0407

# Dreyfus Premier Small Cap Value Fund

**SEMIANNUAL REPORT** April 30, 2007



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

The Fund



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Small Cap Value Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as a cooling housing market took its toll on consumer and business spending, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Yet, labor markets remained relatively strong and the general markets continued toward record price levels. Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly rising unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, continued high pace of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets, and your financial advisor can help determine the appropriate investments for you and position your investment portfolio for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

Ronald P. Gala and Adam T. Logan, Portfolio Managers

### How did Dreyfus Premier Small Cap Value Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund's Class A, B, C, R and T shares produced total returns of 8.96%, 8.55%, 8.58%, 9.15% and 8.87%, respectively.[1] In comparison, the fund's benchmark, the Russell 2000 Value Index (the "Index"), produced a total return of 6.36%.[2]

Stocks rallied during the reporting period in an environment of moderate economic growth, stable short-term interest rates and robust corporate earnings. Although small-cap value stocks lagged the overall U.S. stock market during the reporting period as bullish investors generally preferred larger companies with greater growth characteristics, the fund outperformed its benchmark, mainly due to its strategy of selecting stocks on the higher end of the quality scale within each market sector. The fund's security selection strategy among real estate investment trusts and regional banks was particularly effective, buoying results in those industries.

Effective 6/1/07, Class R shares will be renamed Class I shares.

### What is the fund's investment approach?

The fund, which seeks capital appreciation, normally invests at least 80% of its assets in stocks of small U.S. companies. We use a disciplined process that combines computer-modeling techniques, fundamental analysis and risk management techniques to select undervalued stocks, which are normally characterized by relatively low price-to-earnings and low price-to-book ratios. Using our own and third-party fundamental research, we select what we believe to be the most attractive companies from this pool of undervalued stocks. The fund is constructed with an emphasis on diversification and risk management, so that its sector weightings and risk characteristics are generally in line with those of its benchmark.

### What other factors influenced the fund's performance?

For several years, small-cap value stocks had generally outperformed the broader stock market. However, over the past six months, that trend reversed as small-cap stocks generally lagged large-cap stocks and the value-oriented investment style trailed a more growth-oriented approach. Investors tended to prefer higher-quality companies with rising profits and low debt rather than the "turnaround stories" that often characterize small-cap value stocks. Against this backdrop, the Fund significantly outperformed the Russell 2000 Value Index due to our emphasis on higher quality small-cap value stocks.

The fund also benefited from our ongoing focus on what we believed to be the more attractive small-cap companies in a given industry. Instead of establishing under- and overweighted positions in various industry groups according to a top-down view of their prospects, our strategy is to disregard the headlines, maintain an allocation across market sectors and buy what we believe to be the best stocks within each area. For example, some mortgage-related companies within the real estate investment trust (REIT) industry received negative press in recent months due to problems with sub-prime lending. Rather than avoiding the entire industry, we selected what we regarded as some of the more promising niches within the REIT sub-sector. As a result, the fund held positions in lodging REITs that benefited from solid revenue growth. One holding, Highland Hospitality Corporation, which owns upscale full service and extended stay properties benefited from this trend and also agreed to be acquired by a private equity firm at a premium.

Similarly, many investors shied away from the banking industry during the reporting period, as the news featured stories about sub-prime borrowers defaulting on their mortgages. Nonetheless, one of the fund's positive contributors was East West Bancorp, a Los Angeles-based bank that reported better-than-expected earnings and credit trends.

A number of the fund's holdings of electronic equipment makers benefited from the continuing boom in non-residential construction, particularly the build-out of energy-related infrastructure. One holding, in particular, Itron, a utility equipment manufacturer, benefited from rising demand for its automatic meter reading technology, which has resulted in a robust order backlog. Similarly, specialty wire and cable distributor Anixter International benefited from high levels of non-residential construction spending.

The fund also had significant success in the relatively strong health care sector. Fund holding Chattem, which markets over-the-counter health care products, toiletries and dietary supplements, acquired five brands from health care giant Johnson & Johnson that immediately boosted profits.

While performance during the reporting period was overwhelmingly positive, the fund's holdings lagged the benchmark's returns in the energy reserves and securities and asset management industries.

### What is the fund's current strategy?

The fund, which owned shares of more than 200 companies as of the reporting period's end, has remained broadly diversified across the industries comprising the Russell 2000 Value Index. We have continued to favor higher-quality companies based on measures of their profitability, balance sheet strength and cash flow metrics. We believe the current investment environment of low inflation, stable interest rates and moderate economic growth is a positive backdrop for our investment strategy.

May 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect until April 4, 2008. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 2000 Value Index is an unmanaged index, which measures the performance of those Russell 2000 companies with lower price-to-book ratios and lower forecasted growth values.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Small Cap Value Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.46 | $ 11.32 | $ 11.33 | $ 6.17 | $ 8.75 |
| Ending value (after expenses) | $1,089.60 | $1,085.50 | $1,085.80 | $1,091.50 | $1,088.70 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 7.20 | $ 10.94 | $ 10.94 | $ 5.96 | $ 8.45 |
| Ending value (after expenses) | $1,017.65 | $1,013.93 | $1,013.93 | $1,018.89 | $1,016.41 |

† *Expenses are equal to the fund's annualized expense ratio of 1.44% for Class A, 2.19% for Class B, 2.19% for Class C, 1.19% for Class R and 1.69% for Class T; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

| Common Stocks−98.8% | Shares | Value ($) |
|---|---|---|
| **Banks−9.3%** | | |
| 1st Source | 45,070 | 1,115,032 |
| Bancorp | 49,600 a | 1,196,848 |
| Boston Private Financial Holdings | 74,500 | 2,071,845 |
| Cascade Bancorp | 147,000 | 3,151,680 |
| Chittenden | 70,700 | 2,054,542 |
| Citizens Banking | 117,900 | 2,359,179 |
| Community Bancorp/NV | 47,400 a | 1,455,654 |
| Corus Bankshares | 131,900 b | 2,217,239 |
| CVB Financial | 117,330 | 1,392,707 |
| East West Bancorp | 112,300 | 4,476,278 |
| F.N.B | 132,000 | 2,214,960 |
| First Charter | 97,600 | 2,141,344 |
| First Citizens Bancshares/NC, Cl. A | 12,600 | 2,556,540 |
| First Commonwealth Financial | 130,200 | 1,449,126 |
| First Community Bancorp/CA | 97,600 | 5,354,336 |
| Hanmi Financial | 125,900 | 2,066,019 |
| Simmons First National, Cl. A | 30,400 | 800,432 |
| Southwest Bancorp | 47,900 | 1,173,550 |
| Sterling Bancshares/TX | 517,650 | 5,916,740 |
| SVB Financial Group | 93,300 a | 4,778,826 |
| UMB Financial | 46,100 | 1,803,432 |
| Umpqua Holdings | 54,200 | 1,351,748 |
| United Community Banks/GA | 75,400 | 2,228,824 |
| Whitney Holding | 127,900 | 3,935,483 |
| Wilmington Trust | 93,000 | 3,762,780 |
| | | **63,025,144** |
| **Consumer Cyclical−8.7%** | | |
| AFC Enterprises | 75,200 a | 1,429,552 |
| Barnes & Noble | 49,800 | 1,968,594 |
| Carter's | 149,900 a | 3,927,380 |
| Cato, Cl. A | 132,300 | 2,859,003 |
| Charlotte Russe Holding | 134,400 a | 3,673,152 |
| Genesco | 50,000 a | 2,534,000 |
| Group 1 Automotive | 63,400 | 2,599,400 |
| Hartmarx | 253,500 a | 1,668,030 |
| Jack in the Box | 63,500 a | 4,230,370 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Consumer Cyclical (continued)** | | |
| Kellwood | 64,500 | 1,817,610 |
| Longs Drug Stores | 53,700 | 2,939,538 |
| McCormick & Schmick's Seafood Restaurants | 71,300 a | 1,908,701 |
| Monarch Casino & Resort | 84,800 a | 2,261,616 |
| Morton's Restaurant Group | 93,700 a | 1,576,971 |
| O'Charleys | 119,200 a | 2,516,312 |
| Papa John's International | 53,900 a | 1,655,269 |
| Phillips-Van Heusen | 41,300 | 2,308,670 |
| Rent-A-Center | 123,400 a | 3,435,456 |
| SkyWest | 146,700 | 3,991,707 |
| Sonic Automotive, Cl. A | 87,500 | 2,501,625 |
| Sotheby's, Cl. A | 58,700 | 3,030,094 |
| Speedway Motorsports | 48,600 | 1,885,680 |
| Wolverine World Wide | 79,700 | 2,277,826 |
| | | **58,996,556** |
| **Consumer Hard Goods–3.3%** | | |
| Aftermarket Technology | 180,500 a | 4,987,215 |
| ArvinMeritor | 91,600 | 1,891,540 |
| Federal Signal | 195,500 | 3,086,945 |
| Furniture Brands International | 138,400 | 2,225,472 |
| K2 | 193,200 a | 2,915,388 |
| Movado Group | 81,000 | 2,666,520 |
| Multimedia Games | 240,100 a | 2,689,120 |
| Oakley | 84,900 | 2,048,637 |
| | | **22,510,837** |
| **Consumer Staples–4.3%** | | |
| Casey's General Stores | 76,300 | 1,918,945 |
| Elizabeth Arden | 195,900 a | 4,409,709 |
| Flowers Foods | 183,800 | 5,732,722 |
| Imation | 65,900 | 2,432,369 |
| Performance Food Group | 61,800 a | 1,931,250 |
| Ralcorp Holdings | 41,700 a | 2,744,277 |
| The Pantry | 93,600 a | 4,211,064 |
| TreeHouse Foods | 105,300 a | 3,173,742 |
| Tupperware Brands | 96,700 | 2,719,204 |
| | | **29,273,282** |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial−20.7%** | | |
| Argonaut Group | 114,200 [a] | 3,838,262 |
| Ashford Hospitality Trust | 195,500 | 2,346,000 |
| Asta Funding | 98,100 | 4,289,913 |
| BankUnited Financial, Cl. A | 203,500 | 4,405,775 |
| BioMed Realty Trust | 140,800 | 4,042,368 |
| Calamos Asset Management, Cl. A | 80,700 | 1,893,222 |
| Cedar Shopping Centers | 218,500 | 3,489,445 |
| Delphi Financial Group, Cl. A | 144,350 | 6,163,745 |
| Entertainment Properties Trust | 74,800 | 4,519,416 |
| Equity Inns | 207,300 | 3,544,830 |
| FelCor Lodging Trust | 213,400 | 5,448,102 |
| First Industrial Realty Trust | 75,900 | 3,323,661 |
| First Niagara Financial Group | 261,300 | 3,553,680 |
| First Potomac Realty Trust | 49,400 | 1,275,014 |
| FirstFed Financial | 52,500 [a] | 3,227,700 |
| Health Care REIT | 66,700 | 3,017,508 |
| Highland Hospitality | 71,400 | 1,360,170 |
| Highwoods Properties | 114,700 | 4,677,466 |
| Horace Mann Educators | 120,900 | 2,543,736 |
| Investment Technology Group | 118,200 [a] | 4,472,688 |
| Kite Realty Group Trust | 85,900 | 1,718,000 |
| Knight Capital Group, Cl. A | 366,300 [a] | 5,934,060 |
| LandAmerica Financial Group | 32,000 | 2,571,200 |
| Lexington Corporate Properties Trust | 121,200 | 2,531,868 |
| Medical Properties Trust | 231,300 | 3,293,712 |
| National Financial Partners | 71,400 | 3,289,398 |
| National Retail Properties | 155,600 | 3,726,620 |
| NewAlliance Bancshares | 163,000 | 2,544,430 |
| Newcastle Investment | 92,600 | 2,704,846 |
| Ohio Casualty | 78,400 | 2,480,576 |
| Omega Healthcare Investors | 140,900 | 2,367,120 |
| Pennsylvania Real Estate Investment Trust | 113,700 | 5,282,502 |
| Phoenix Cos. | 151,000 | 2,249,900 |
| ProAssurance | 109,100 [a] | 5,873,944 |
| Realty Income | 160,200 | 4,469,580 |
| SeaBright Insurance Holdings | 175,600 [a] | 3,260,892 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial (continued)** | | |
| Sterling Financial/WA | 55,400 | 1,633,192 |
| Sunstone Hotel Investors | 176,389 | 5,030,614 |
| Universal American Financial | 170,600 a | 3,166,336 |
| Zenith National Insurance | 100,000 | 4,625,000 |
| | | **140,186,491** |
| **Health Care−6.0%** | | |
| Alpharma, Cl. A | 140,500 | 3,414,150 |
| AMERIGROUP | 62,600 a | 1,760,938 |
| Chattem | 33,000 a | 1,885,620 |
| Five Star Quality Care | 151,500 a | 1,668,015 |
| Gentiva Health Services | 121,800 a | 2,280,096 |
| Greatbatch | 164,700 a | 4,781,241 |
| Haemonetics/Mass | 63,700 a | 3,047,408 |
| HealthSpring | 104,900 a | 2,467,248 |
| ICU Medical | 84,600 a | 3,532,050 |
| Magellan Health Services | 48,900 a | 2,097,810 |
| Perrigo | 102,000 | 1,938,000 |
| Prestige Brands Holdings | 135,900 a | 1,768,059 |
| Sciele Pharma | 216,900 a | 5,361,768 |
| STERIS | 106,100 | 2,711,916 |
| ViroPharma | 133,000 a | 2,005,640 |
| | | **40,719,959** |
| **Industrial−9.6%** | | |
| A.O. Smith | 60,400 | 2,301,240 |
| ABM Industries | 118,800 | 3,343,032 |
| Apogee Enterprises | 95,200 | 2,292,416 |
| Atlas Air Worldwide Holdings | 68,600 a | 3,945,872 |
| Briggs & Stratton | 120,800 | 3,584,136 |
| Building Materials Holding | 133,200 | 1,934,064 |
| Comfort Systems USA | 339,900 | 4,245,351 |
| Dollar Thrifty Automotive Group | 32,700 a | 1,532,976 |
| EnerSys | 113,900 a | 1,855,431 |
| EnPro Industries | 172,300 a | 6,488,818 |
| FreightCar America | 43,300 | 2,154,608 |
| General Cable | 55,800 a | 3,205,152 |
| Georgia Gulf | 76,200 | 1,216,914 |
| Heidrick & Struggles International | 61,100 a | 2,882,698 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Industrial (continued)** | | |
| Kelly Services, Cl. A | 64,500 | 1,851,150 |
| Old Dominion Freight Line | 62,000 a | 1,832,720 |
| Orbital Sciences | 156,400 a | 3,264,068 |
| Pacer International | 117,800 | 3,009,790 |
| Rofin-Sinar Technologies | 50,300 a | 3,333,884 |
| Saia | 69,300 a | 1,943,172 |
| Spherion | 276,700 a | 2,365,785 |
| United Rentals | 98,800 a | 3,309,800 |
| Washington Group International | 48,200 a | 3,225,544 |
| | | **65,118,621** |
| **Information Services−6.6%** | | |
| American Reprographics | 75,500 a | 2,506,600 |
| CBIZ | 314,400 a | 2,188,224 |
| Cox Radio, Cl. A | 159,000 a | 2,245,080 |
| CRA International | 58,500 a | 3,016,845 |
| Deluxe | 157,500 | 5,961,375 |
| Earthlink | 429,800 a | 3,292,268 |
| First Advantage, Cl. A | 118,100 a | 2,749,368 |
| Harris Interactive | 440,800 a | 2,653,616 |
| Interwoven | 95,000 a | 1,450,650 |
| Kendle International | 42,200 a | 1,438,176 |
| LIN TV, Cl. A | 125,500 a | 2,002,980 |
| Live Nation | 83,300 a | 1,690,157 |
| MPS Group | 264,000 a | 3,614,160 |
| PAREXEL International | 89,400 a | 3,511,632 |
| Perot Systems, Cl. A | 75,800 a | 1,356,820 |
| Scholastic | 71,100 a | 2,194,857 |
| SonicWALL | 260,200 a | 2,123,232 |
| Vignette | 27,600 a | 511,152 |
| | | **44,507,192** |
| **Materials−7.5%** | | |
| Arch Chemicals | 156,200 | 4,720,364 |
| Bowater | 66,500 b | 1,455,685 |
| Carpenter Technology | 25,300 | 3,070,661 |
| Chaparral Steel | 45,800 | 3,228,900 |
| Greif, Cl. A | 130,000 | 7,228,000 |
| H.B. Fuller | 245,300 | 6,272,321 |

| Common Stocks (continued) | Shares | | Value ($) |
|---|---|---|---|
| **Materials (continued)** | | | |
| OM Group | 71,700 | a | 3,766,401 |
| Pioneer Cos. | 62,800 | a | 1,827,480 |
| PolyOne | 289,600 | a | 1,899,776 |
| Quanex | 70,700 | | 3,042,221 |
| Silgan Holdings | 101,100 | | 5,801,118 |
| United Stationers | 63,300 | a | 3,767,616 |
| USEC | 158,500 | a | 3,196,945 |
| Westlake Chemical | 45,000 | | 1,313,550 |
| | | | **50,591,038** |
| **Oil & Gas Producers–4.0%** | | | |
| Basic Energy Services | 94,200 | a | 2,435,070 |
| Callon Petroleum | 211,200 | a | 2,914,560 |
| Cimarex Energy | 96,100 | | 3,786,340 |
| Parker Drilling | 277,600 | a | 3,014,736 |
| RPC | 122,650 | | 2,022,498 |
| Swift Energy | 136,200 | a | 5,536,530 |
| Tidewater | 39,000 | | 2,465,190 |
| Trico Marine Services | 60,000 | a | 2,322,600 |
| Westar Energy | 106,300 | | 2,893,486 |
| | | | **27,391,010** |
| **Technology–13.1%** | | | |
| ADTRAN | 35,200 | | 895,840 |
| Aeroflex | 209,400 | a | 2,939,976 |
| Andrew | 193,000 | a | 2,107,560 |
| Anixter International | 56,200 | a | 4,023,920 |
| Avid Technology | 54,100 | a | 1,798,825 |
| Avocent | 127,100 | a | 3,560,071 |
| Brocade Communications Systems | 280,400 | a | 2,739,508 |
| Cabot Microelectronics | 80,300 | a | 2,580,842 |
| CalAmp | 110,000 | a | 916,300 |
| Checkpoint Systems | 126,300 | a | 2,777,337 |
| Coherent | 107,900 | a | 3,386,981 |
| Cohu | 132,500 | | 2,726,850 |
| CTS | 118,300 | | 1,547,364 |
| Cymer | 37,500 | a | 1,519,125 |
| Eagle Test Systems | 92,100 | a | 1,590,567 |
| EMCOR Group | 105,800 | a | 6,632,602 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Technology (continued)** | | |
| EMS Technologies | 91,300 a | 1,714,614 |
| Emulex | 156,600 a | 3,285,468 |
| Exar | 125,500 a | 1,691,740 |
| Foundry Networks | 107,100 a | 1,619,352 |
| i2 Technologies | 97,900 a | 2,492,534 |
| Informatica | 179,700 a | 2,645,184 |
| Inter-Tel | 86,500 | 2,181,530 |
| Itron | 42,700 a | 2,875,418 |
| Methode Electronics | 135,500 | 2,043,340 |
| Micrel | 162,600 | 2,040,630 |
| MTS Systems | 53,300 | 2,265,783 |
| OmniVision Technologies | 132,200 a,b | 1,787,344 |
| Palm | 82,400 a | 1,390,912 |
| Park Electrochemical | 71,200 | 1,961,560 |
| Radisys | 118,200 a | 1,791,912 |
| SPSS | 67,100 a | 2,459,886 |
| Technitrol | 73,900 | 1,982,737 |
| TIBCO Software | 380,900 a | 3,473,808 |
| Websense | 125,400 a | 3,098,634 |
| Westell Technologies, Cl. A | 419,600 a | 1,111,940 |
| Zygo | 173,100 a | 2,771,331 |
| | | **88,429,325** |
| **Telecommunications−.7%** | | |
| Cincinnati Bell | 381,700 a | 1,935,219 |
| Consolidated Communications Holdings | 133,400 | 2,653,326 |
| | | **4,588,545** |
| **Utilities−5.0%** | | |
| Atmos Energy | 83,500 | 2,648,620 |
| Cleco | 89,000 | 2,497,340 |
| El Paso Electric | 79,500 a | 2,098,800 |
| Empire District Electric | 121,700 | 3,005,990 |
| Great Plains Energy | 88,800 | 2,898,432 |
| IDACORP | 57,900 | 1,994,655 |
| New Jersey Resources | 62,700 | 3,366,990 |
| Northwest Natural Gas | 53,100 | 2,698,011 |
| PNM Resources | 173,700 | 5,653,935 |
| Southwest Gas | 111,200 | 4,213,368 |

| Common Stocks (continued) | Shares | Value ($) |
|---|---|---|
| Utilities (continued) | | |
| WGL Holdings | 77,900 | 2,636,136 |
| | | **33,712,277** |
| **Total Common Stocks** | | |
| (cost $606,017,184) | | **669,050,277** |

| Other Investment–1.0% | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $6,690,000) | 6,690,000 c | **6,690,000** |

| Investment of Cash Collateral for Securities Loaned–.9% | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Plus Fund | | |
| (cost $5,875,575) | 5,875,575 c | **5,875,575** |

| | | |
|---|---|---|
| **Total Investments** (cost $618,582,759) | **100.7%** | **681,615,852** |
| **Liabilities, Less Cash and Receivables** | **(.7%)** | **(4,424,379)** |
| **Net Assets** | **100.0%** | **677,191,473** |

*a* Non-income producing security.
*b* All or a portion of these securities are on loan. At April 30, 2007, the total market value of the fund's securities on loan is $5,390,302 and the total market value of the collateral held by the fund is $5,875,575.
*c* Investment in affiliated money market mutual fund.

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Financial | 20.7 | Utilities | 5.0 |
| Technology | 13.1 | Consumer Staples | 4.3 |
| Industrial | 9.6 | Oil & Gas Producers | 4.0 |
| Banks | 9.3 | Consumer Hard Goods | 3.3 |
| Consumer Cyclical | 8.7 | Money Market Investments | 1.9 |
| Materials | 7.5 | Telecommunications | .7 |
| Information Services | 6.6 | | |
| Health Care | 6.0 | | **100.7** |

*†* Based on net assets.
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments (including securities on loan, valued at $5,390,302)–Note 1(b): | | |
|     Unaffiliated issuers | 606,017,184 | 669,050,277 |
|     Affiliated issuers | 12,565,575 | 12,565,575 |
| Cash | | 1,408,323 |
| Receivable for investment securities sold | | 11,030,750 |
| Receivable for shares of Capital Stock subscribed | | 860,708 |
| Dividends and interest receivable | | 580,502 |
| | | **695,496,135** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 766,514 |
| Payable for investment securities purchased | | 10,207,628 |
| Liability for securities on loan–Note 1(b) | | 5,875,575 |
| Payable for shares of Capital Stock redeemed | | 1,451,476 |
| Interest payable–Note 2 | | 3,469 |
| | | **18,304,662** |
| **Net Assets ($)** | | **677,191,473** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 565,797,672 |
| Accumulated undistributed investment income–net | | 356,653 |
| Accumulated net realized gain (loss) on investments | | 48,004,055 |
| Accumulated net unrealized appreciation (depreciation) on investments | | 63,033,093 |
| **Net Assets ($)** | | **677,191,473** |

### Net Asset Value Per Share

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 298,131,152 | 23,740,477 | 47,541,590 | 285,382,035 | 22,396,219 |
| Shares Outstanding | 12,663,291 | 1,075,981 | 2,151,686 | 11,932,608 | 968,380 |
| **Net Asset Value Per Share ($)** | **23.54** | **22.06** | **22.10** | **23.92** | **23.13** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Income:** | |
| Cash dividends: | |
|   Unaffiliated issuers | 4,811,992 |
|   Affiliated issuers | 160,378 |
| Income from securities lending | 107,810 |
| **Total Income** | **5,080,180** |
| **Expenses:** | |
| Management fee—Note 3(a) | 4,279,878 |
| Distribution and service plan fees—Note 3(b) | 829,539 |
| Loan commitment fees—Note 2 | 7,904 |
| Interest expense—Note 2 | 3,469 |
| **Total Expenses** | **5,120,790** |
| Less—reduction in management fee | |
|   due to undertaking—Note 3(a) | (197,798) |
| **Net Expenses** | **4,922,992** |
| **Investment Income—Net** | **157,188** |
| **Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):** | |
| Net realized gain (loss) on investments | 48,654,857 |
| Net unrealized appreciation (depreciation) on investments | 10,346,710 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **59,001,567** |
| **Net Increase in Net Assets Resulting from Operations** | **59,158,755** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income—net | 157,188 | 1,891,898 |
| Net realized gain (loss) on investments | 48,654,857 | 55,999,337 |
| Net unrealized appreciation (depreciation) on investments | 10,346,710 | 32,812,607 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **59,158,755** | **90,703,842** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (295,948) | – |
| Class R shares | (905,635) | – |
| Net realized gain on investments: | | |
| Class A shares | (26,485,080) | (12,843,868) |
| Class B shares | (2,196,873) | (1,056,440) |
| Class C shares | (4,566,707) | (2,229,215) |
| Class R shares | (21,525,000) | (6,445,376) |
| Class T shares | (1,880,874) | (564,643) |
| **Total Dividends** | **(57,856,117)** | **(23,139,542)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 47,654,566 | 144,206,341 |
| Class B shares | 487,882 | 1,203,604 |
| Class C shares | 2,442,704 | 5,105,225 |
| Class R shares | 57,137,411 | 115,322,241 |
| Class T shares | 3,720,936 | 11,607,369 |
| Dividends reinvested: | | |
| Class A shares | 20,581,392 | 9,478,238 |
| Class B shares | 1,647,028 | 794,150 |
| Class C shares | 2,557,590 | 1,133,370 |
| Class R shares | 16,627,057 | 5,865,616 |
| Class T shares | 1,306,154 | 383,430 |
| Cost of shares redeemed: | | |
| Class A shares | (169,003,000) | (180,883,509) |
| Class B shares | (3,994,743) | (10,435,316) |
| Class C shares | (10,618,392) | (23,812,811) |
| Class R shares | (44,496,739) | (74,542,590) |
| Class T shares | (4,944,146) | (6,743,465) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(78,894,300)** | **(1,318,107)** |
| **Total Increase (Decrease) in Net Assets** | **(77,591,662)** | **66,246,193** |
| **Net Assets ($):** | | |
| Beginning of Period | 754,783,135 | 688,536,942 |
| **End of Period** | **677,191,473** | **754,783,135** |
| Undistributed investment income—net | 356,653 | 1,401,048 |

| | Six Months Ended<br>April 30, 2007<br>(Unaudited) | Year Ended<br>October 31, 2006 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A**[a] | | |
| Shares sold | 2,074,772 | 6,400,684 |
| Shares issued for dividends reinvested | 929,226 | 442,040 |
| Shares redeemed | (7,241,950) | (7,992,439) |
| **Net Increase (Decrease) in Shares Outstanding** | **(4,237,952)** | **(1,149,715)** |
| **Class B**[a] | | |
| Shares sold | 23,333 | 57,002 |
| Shares issued for dividends reinvested | 79,124 | 38,942 |
| Shares redeemed | (184,617) | (486,884) |
| **Net Increase (Decrease) in Shares Outstanding** | **(82,160)** | **(390,940)** |
| **Class C** | | |
| Shares sold | 115,930 | 242,110 |
| Shares issued for dividends reinvested | 122,693 | 55,481 |
| Shares redeemed | (489,364) | (1,110,520) |
| **Net Increase (Decrease) in Shares Outstanding** | **(250,741)** | **(812,929)** |
| **Class R** | | |
| Shares sold | 2,440,718 | 5,041,829 |
| Shares issued for dividends reinvested | 739,652 | 269,834 |
| Shares redeemed | (1,912,375) | (3,257,805) |
| **Net Increase (Decrease) in Shares Outstanding** | **1,267,995** | **2,053,858** |
| **Class T** | | |
| Shares sold | 165,017 | 523,179 |
| Shares issued for dividends reinvested | 59,973 | 18,138 |
| Shares redeemed | (219,302) | (302,388) |
| **Net Increase (Decrease) in Shares Outstanding** | **5,688** | **238,929** |

[a] *During the period ended April 30, 2007, 46,833 Class B shares representing $1,015,400 were automatically converted to 44,043 Class A shares and during the period ended October 31, 2006, 160,180 Class B shares representing $3,439,563 were automatically converted to 152,135 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2007 | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| Class A Shares | (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 23.55 | 21.49 | 20.19 | 17.43 | 12.32 | 12.11 |
| Investment Operations: | | | | | | |
| Investment income (loss)−net [a] | .00 [b] | .06 | (.02) | .03 | .04 | .05 |
| Net realized and unrealized gain (loss) on investments | 1.98 | 2.70 | 2.46 | 3.50 | 5.07 | .25 |
| Total from Investment Operations | 1.98 | 2.76 | 2.44 | 3.53 | 5.11 | .30 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.02) | – | – | – | – | (.06) |
| Dividends from net realized gain on investments | (1.97) | (.70) | (1.14) | (.77) | – | (.03) |
| Total Distributions | (1.99) | (.70) | (1.14) | (.77) | – | (.09) |
| Net asset value, end of period | 23.54 | 23.55 | 21.49 | 20.19 | 17.43 | 12.32 |
| **Total Return (%)** [c] | 8.96 [d] | 13.18 | 12.29 | 20.86 | 41.48 | 2.47 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .75 [d] | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 |
| Ratio of net expenses to average net assets | .72 [d] | 1.50 | 1.50 | 1.50 | 1.50 | 1.50 |
| Ratio of net investment income (loss) to average net assets | .02 [d] | .27 | (.08) | .16 | .27 | .33 |
| Portfolio Turnover Rate | 38.84 [d] | 89.62 | 100.57 | 136.35 | 147.81 | 95.03 |
| Net Assets, end of period ($ x 1,000) | 298,131 | 398,035 | 387,991 | 116,828 | 17,901 | 8,260 |

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

| Class B Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 22.25 | 20.50 | 19.44 | 16.91 | 12.04 | 11.89 |
| Investment Operations: | | | | | | |
| Investment (loss)–net[a] | (.08) | (.10) | (.18) | (.13) | (.06) | (.06) |
| Net realized and unrealized gain (loss) on investments | 1.86 | 2.55 | 2.38 | 3.43 | 4.93 | .26 |
| Total from Investment Operations | 1.78 | 2.45 | 2.20 | 3.30 | 4.87 | .20 |
| Distributions: | | | | | | |
| Dividends from investment income–net | – | – | – | – | – | (.02) |
| Dividends from net realized gain on investments | (1.97) | (.70) | (1.14) | (.77) | – | (.03) |
| Total Distributions | (1.97) | (.70) | (1.14) | (.77) | – | (.05) |
| Net asset value, end of period | 22.06 | 22.25 | 20.50 | 19.44 | 16.91 | 12.04 |
| **Total Return (%)[b]** | 8.55c | 12.28 | 11.44 | 20.18 | 40.45 | 1.69 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.12c | 2.25 | 2.25 | 2.25 | 2.25 | 2.25 |
| Ratio of net expenses to average net assets | 1.09c | 2.25 | 2.25 | 2.25 | 2.25 | 2.25 |
| Ratio of net investment (loss) to average net assets | (.35)c | (.48) | (.86) | (.73) | (.45) | (.44) |
| Portfolio Turnover Rate | 38.84c | 89.62 | 100.57 | 136.35 | 147.81 | 95.03 |
| Net Assets, end of period ($ x 1,000) | 23,740 | 25,767 | 31,755 | 23,897 | 19,519 | 12,804 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

| Class C Shares | Six Months Ended April 30, 2007 (Unaudited) | | Year Ended October 31, | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 22.28 | 20.52 | 19.46 | 16.94 | 12.06 | 11.90 |
| Investment Operations: | | | | | | |
| Investment (loss)−net [a] | (.08) | (.10) | (.17) | (.12) | (.06) | (.06) |
| Net realized and unrealized gain (loss) on investments | 1.87 | 2.56 | 2.37 | 3.41 | 4.94 | .25 |
| Total from Investment Operations | 1.79 | 2.46 | 2.20 | 3.29 | 4.88 | .19 |
| Distributions: | | | | | | |
| Dividends from net realized gain on investments | (1.97) | (.70) | (1.14) | (.77) | − | (.03) |
| Net asset value, end of period | 22.10 | 22.28 | 20.52 | 19.46 | 16.94 | 12.06 |
| **Total Return (%) [b]** | 8.58[c] | 12.32 | 11.49 | 20.02 | 40.46 | 1.61 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.12[c] | 2.25 | 2.25 | 2.25 | 2.25 | 2.25 |
| Ratio of net expenses to average net assets | 1.09[c] | 2.25 | 2.25 | 2.25 | 2.25 | 2.25 |
| Ratio of net investment (loss) to average net assets | (.35)[c] | (.48) | (.84) | (.63) | (.45) | (.44) |
| Portfolio Turnover Rate | 38.84[c] | 89.62 | 100.57 | 136.35 | 147.81 | 95.03 |
| Net Assets, end of period ($ x 1,000) | 47,542 | 53,520 | 65,973 | 26,828 | 6,598 | 4,996 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

| Class R Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 23.92 | 21.77 | 20.39 | 17.54 | 12.36 | 12.17 |
| Investment Operations: | | | | | | |
| Investment income—net [a] | .03 | .12 | .04 | .10 | .08 | .08 |
| Net realized and unrealized gain (loss) on investments | 2.02 | 2.73 | 2.48 | 3.52 | 5.10 | .25 |
| Total from Investment Operations | 2.05 | 2.85 | 2.52 | 3.62 | 5.18 | .33 |
| Distributions: | | | | | | |
| Dividends from investment income—net | (.08) | – | – | – | – | (.11) |
| Dividends from net realized gain on investments | (1.97) | (.70) | (1.14) | (.77) | – | (.03) |
| Total Distributions | (2.05) | (.70) | (1.14) | (.77) | – | (.14) |
| Net asset value, end of period | 23.92 | 23.92 | 21.77 | 20.39 | 17.54 | 12.36 |
| **Total Return (%)** | 9.15[b] | 13.43 | 12.58 | 21.26 | 41.91 | 2.64 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .62[b] | 1.25 | 1.25 | 1.25 | 1.25 | 1.25 |
| Ratio of net expenses to average net assets | .59[b] | 1.25 | 1.25 | 1.25 | 1.25 | 1.25 |
| Ratio of net investment income to average net assets | .15[b] | .53 | .20 | .58 | .55 | .58 |
| Portfolio Turnover Rate | 38.84[b] | 89.62 | 100.57 | 136.35 | 147.81 | 95.03 |
| Net Assets, end of period ($ x 1,000) | 285,382 | 255,151 | 187,464 | 15,740 | 1,998 | 1,154 |

[a]  *Based on average shares outstanding at each month end.*
[b]  *Not annualized.*
*See notes to financial statements.*

| Class T Shares | Six Months Ended April 30, 2007 (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| | | | Year Ended October 31, | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 23.17 | 21.21 | 19.99 | 17.30 | 12.25 | 12.10 |
| Investment Operations: | | | | | | |
| Investment income (loss)−net [a] | (.02) | .01 | (.07) | (.02) | .00[b] | .01 |
| Net realized and unrealized gain (loss) on investments | 1.95 | 2.65 | 2.43 | 3.48 | 5.05 | .25 |
| Total from Investment Operations | 1.93 | 2.66 | 2.36 | 3.46 | 5.05 | .26 |
| Distributions: | | | | | | |
| Dividends from investment income−net | – | – | – | – | – | (.08) |
| Dividends from net realized gain on investments | (1.97) | (.70) | (1.14) | (.77) | – | (.03) |
| Total Distributions | (1.97) | (.70) | (1.14) | (.77) | – | (.11) |
| Net asset value, end of period | 23.13 | 23.17 | 21.21 | 19.99 | 17.30 | 12.25 |
| **Total Return (%)** [c] | 8.87[d] | 12.88 | 12.00 | 20.61 | 41.22 | 2.09 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .87[d] | 1.75 | 1.75 | 1.75 | 1.75 | 1.75 |
| Ratio of net expenses to average net assets | .84[d] | 1.75 | 1.75 | 1.75 | 1.75 | 1.75 |
| Ratio of net investment income (loss) to average net assets | (.10)[d] | .03 | (.32) | (.12) | .00[e] | .05 |
| Portfolio Turnover Rate | 38.84[d] | 89.62 | 100.57 | 136.35 | 147.81 | 95.03 |
| Net Assets, end of period ($ x 1,000) | 22,396 | 22,310 | 15,353 | 3,282 | 795 | 225 |

[a]  Based on average shares outstanding at each month end.
[b]  Amount represents less than $.01 per share.
[c]  Exclusive of sales charge.
[d]  Not annualized.
[e]  Amount represents less than .01%.
See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Small Cap Value Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes: Class A, Class B, Class C and Class R and 200 million shares of $.001 par value Capital Stock of Class T shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividends reinvestment and permitted exchanges of Class B shares. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of the Manager, the fund may lend securities to qualified institutions. It is the funds policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: ordinary income $17,604,191 and long-term capital gains $5,535,351. The tax character of the current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund at rates based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2007, was approximately $120,900, with a related weighted average annualized interest rate of 5.79%.

### NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of 1.25% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

The Manager had agreed from February 1, 2007 through April 4, 2008 to waive receipt of a portion of the fund's management fee, in the amount of .12% of the value of the fund's average daily net assets. The reduction in management fee pursuant to the undertaking, amounted to $197,798 during the period ended April 30, 2007.

During the period ended April 30, 2007, the Distributor retained $2,474 and $116 from commissions earned on sales of fund's Class A and Class T shares, respectively, and $26,225 and $4,779 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2007, Class A, Class B, Class C and Class T shares were charged $397,821, $92,012, $190,054 and $27,815, respectively, pursuant to their respective Plans, and Class B, Class C and Class T shares were charged $30,671, $63,351 and $27,815, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $698,465, Rule 12b-1 distribution plan fees $110,981, shareholder services plan fees $19,482 and custody fees $4,576, which are offset against an expense reimbursement currently in effect in the amount of $66,990.

(c) The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $265,812,017 and $394,063,303, respectively.

At April 30, 2007, accumulated net unrealized appreciation on investments was $63,033,093, consisting of $84,713,614 gross unrealized appreciation and $21,680,521 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 5—Subsequent Event:

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of small-cap core funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional small-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was below the Performance Group and Performance Universe medians for the one- and two-year periods ended November 30, 2006, below the Performance Group and above the Performance Universe medians for the three-year period ended November 30, 2006, and at or above the Performance Group and Performance Universe medians for the four- and five-year periods ended November 30, 2006. The Manager also provided a comparison of the fund's total return to the returns of the fund's benchmark index for each calendar year since the fund's inception.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios as compared to a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure and that the fund's expense ratio was above the Expense Group and Expense Universe medians. Representatives of the Manager and the Board members discussed that the Manager would agree to waive a portion of its management fee in the amount of 0.12% of the value of the fund's average daily net assets until April 4, 2008 (representing 9.6% of the fund's contractual management fee).

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds and Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including that, effective January 9, 2006, the fund had closed to new investors, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- While the Board noted that the fund's longer-term performance was above the Performance Group and Performance Universe medians, it was concerned with the fund's one- and two-year performance. The Board determined to continue to closely monitor performance and to renew the Management Agreement only for a six-month period, through October 4, 2007.

• The Board concluded, taking into account the fee waiver, that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through October 4, 2007.

# For More Information

**Dreyfus Premier
Small Cap Value Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: DSVAX | Class B: DSVBX | Class C: DSVCX |
| --- | --- | --- | --- |
| | Class I: DSVRX | Class T: DSVTX | |

**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0148SA0407

# Dreyfus Premier Strategic Income Fund

**SEMIANNUAL REPORT** April 30, 2007



**Dreyfus**
A Mellon Financial Company℠

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**Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.**

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

# The Fund



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Strategic Income Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in fixed-income markets, and your financial advisor can help determine the appropriate asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 1, 2007



## DISCUSSION OF FUND PERFORMANCE

Kent Wosepka, Portfolio Manager

### How did Dreyfus Premier Strategic Income Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund's Class A shares achieved a 4.20% total return and distributed aggregate income dividends of $0.39 per share, Class C shares achieved a 3.81% total return and distributed aggregate income dividends of $0.37 per share and Class R shares achieved a 4.33% total return and distributed aggregate income dividends of $0.40 per share.[1] Please note that effective June 1, 2007, Class R shares were renamed Class I shares. The fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), produced a total return of 2.64% for the same period.[2]

Fixed-income securities fared relatively well in an environment of stable short-term interest rates and slowing economic growth. The fund produced higher returns than its benchmark, mainly due to strong contributions from high yield bonds and credit default swaps on sub-prime mortgages.

### What is the fund's investment approach?

The fund seeks high current income as its primary goal and capital appreciation as a secondary goal. To pursue these goals, we typically allocate the fund's assets across four sectors of the fixed-income market: U.S. high yield bonds rated below investment grade; U.S. government, investment grade corporate and mortgage-backed securities; foreign debt securities of developed markets; and foreign debt securities of emerging markets.

Our analysis of top down quantitative and macroeconomic factors guides the allocation of assets among market sectors, industries and positioning along the yield curve. Using fundamental analysis, we seek to identify individual securities with high current income, as well as appreciation potential, based on relative value, credit upgrade probability and extensive research into the credit history and current financial strength of the securities' issuers.

### What other factors affected the fund's performance?

Generally low market volatility helped support bond prices during the reporting period, as investors grew increasingly confident that the Federal Reserve Board (the "Fed") would keep the overnight federal funds rate unchanged at 5.25% over the foreseeable future. Faced with slowing economic growth and stubbornly high inflationary pressures, the Fed is attempting to keep the U.S. economy growing without stimulating a reacceleration of inflation by cutting interest rates or risking a recession by raising them. Although the low-volatility market environment was interrupted in late February and early March by turmoil in the U.S. sub-prime mortgage sector, the market subsequently regained its footing, and bond prices ended the reporting period little changed from where they began.

As a result, the majority of the fund's returns were derived from current income, which proved to be particularly strong from high yield bonds. To help mitigate the risks that lower-rated bonds typically entail, we focused primarily on high yield securities with maturities in the one- to two-year range, which tend to be less sensitive to changes in perceived credit quality and interest rates. We found such opportunities from issuers that we believed exhibited improving credit characteristics, including gaming companies and the financing arms of major automobile manufacturers.

The fund also benefited from investment-grade corporate bonds, where we attempted to avoid issuers that we regarded as susceptible to leveraged buyouts. Instead, we emphasized regulated industries, such as utilities and real estate investment trusts, and we favored shorter-maturity bonds, which may be tendered by their issuers to improve cash flow in the event of a leveraged buyout.

Although reports of rising delinquencies among sub-prime mortgage holders roiled the financial markets in the first quarter of 2007, we had prepared the fund for weakness in the sector by purchasing credit default swaps on baskets of sub-prime mortgage-backed securities and individual securities backed by sub-prime home equity loans. These positions effectively enabled the fund to profit from sharp declines in the value of the underlying securities.

Detractors from the fund's performance were relatively mild during the reporting period. A tactical position in Treasury Inflation Protected Securities (TIPS) lost value when energy prices fell and expectations of higher inflation proved to be unfounded. Emerging-markets securities also lagged the averages slightly. Although the fund's slightly longer-than-average duration posture detracted from relative performance, any duration-related weakness was more than offset by our yield-curve strategy, which emphasized intermediate-term bonds and de-emphasized bonds at the longer end of the maturity range. We employed derivative instruments to help us establish the fund's duration and yield-curve positions.

### What is the fund's current strategy?

Recently mixed economic and inflation data suggest that the Fed is likely to remain on hold for some time, and we expect yields of 10-year U.S. Treasury securities to trade in a relatively narrow range. We therefore have maintained our emphasis on income-oriented securities, including high yield bonds and investment-grade credits from issuers that we regard as unlikely leveraged buyout targets. We have maintained relatively light exposure to mortgage-backed securities, which we believe are richly valued. However, we have begun to increase the fund's exposure to emerging-markets securities, such as Brazil and Mexico, where yields and interest-rate trends appear attractive to us.

June 1, 2007

*The fund may use derivative instruments, such as options, futures and options on futures, forward contracts, swaps (including credit default swaps on corporate bonds and asset-backed securities), options on swaps, and other credit derivatives. A small investment in derivatives could have a potentially large impact on the fund's performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Credit default swaps and similar instruments involve greater risks than if the fund had invested in the reference obligation directly, since, in addition to general market risks, they are subject to illiquidity risk, counterparty risk and credit risks.*

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an agreement in effect through October 31, 2007, at which time it may be extended, modified or terminated. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Strategic Income Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class C | Class R |
|---|---|---|---|
| Expenses paid per $1,000† | $ 5.57 | $ 9.35 | $ 4.31 |
| Ending value (after expenses) | $1,042.00 | $1,038.10 | $1,043.30 |

# COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class C | Class R |
|---|---|---|---|
| Expenses paid per $1,000† | $ 5.51 | $ 9.25 | $ 4.26 |
| Ending value (after expenses) | $1,019.34 | $1,015.62 | $1,020.58 |

† *Expenses are equal to the fund's annualized expense ratio of 1.10% for Class A, 1.85% for Class C and .85% Class R; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

| Bonds and Notes–86.5% | | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|---|
| **Asset-Backed Ctfs./** | | | | | |
| **Auto Receivables–4.6%** | | | | | |
| Ford Credit Auto Owner Trust, Ser. 2006-C, Cl. D | | 6.89 | 5/15/13 | 625,000 a | 630,521 |
| Ford Credit Auto Owner Trust, Ser. 2006-B, Cl. D | | 7.12 | 2/15/13 | 250,000 a | 257,178 |
| USAA Auto Owner Trust, Ser. 2004-2, Cl. A4 | | 3.58 | 2/15/11 | 64,616 | 64,101 |
| | | | | | **951,800** |
| **Asset-Backed Ctfs./** | | | | | |
| **Home Equity Loans–1.5%** | | | | | |
| Aames Mortgage Investment Trust, Ser. 2005-4, Cl. B1 | | 8.07 | 10/25/35 | 225,000 b | 196,622 |
| Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B | | 5.83 | 11/25/36 | 70,000 b | 70,534 |
| Renaissance Home Equity Loan Trust, Ser. 2005-2, Cl. M9 | | 6.64 | 8/25/35 | 40,000 b | 32,729 |
| | | | | | **299,885** |
| **Automotive, Trucks & Parts–.2%** | | | | | |
| Goodyear Tire & Rubber, Sr. Notes | | 9.14 | 12/1/09 | 35,000 a,b | **35,525** |
| **Banks–16.9%** | | | | | |
| ABN Amro Bank, Sr. Notes | TRY | 20.00 | 1/9/08 | 725,000 c | 532,340 |
| Capital One Financial, Sr. Unsub. Notes | | 5.62 | 9/10/09 | 225,000 b | 225,706 |
| Chevy Chase Bank, Sub. Notes | | 6.88 | 12/1/13 | 115,000 | 121,325 |
| Colonial Bank N.A./ Montgomery, AL, Sub. Notes | | 8.00 | 3/15/09 | 200,000 | 208,834 |
| Deutsche Bank, Sr. Unsub. Notes | ISK | 12.50 | 1/18/08 | 12,000,000 c | 185,891 |
| Glitnir Banki, Unscd. Bonds | | 7.45 | 9/14/49 | 225,000 a,b | 243,348 |
| ICICI Bank, Bonds | | 5.90 | 1/12/10 | 100,000 a,b | 100,459 |
| Islandsbanki, Notes | | 5.52 | 10/15/08 | 100,000 a,b | 99,888 |

| Bonds and Notes (continued) | | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|---|
| **Banks (continued)** | | | | | |
| KFW, Govt. Gtd. Notes | TRY | 19.00 | 1/29/08 | 725,000 c | 538,237 |
| Oester Knotrollk, Govt. Gtd. Notes | TRY | 19.50 | 11/9/07 | 724,000 c | 530,597 |
| Sovereign Bancorp, Sr. Unscd. Notes | | 5.58 | 3/23/10 | 160,000 b | 160,068 |
| SunTrust Preferred Capital I, Bank Gtd. Notes | | 5.85 | 12/31/49 | 35,000 b | 35,608 |
| USB Capital IX, Gtd. Notes | | 6.19 | 4/15/49 | 450,000 b | 462,460 |
| | | | | | **3,444,761** |
| **Building & Construction–.6%** | | | | | |
| D.R. Horton, Sr. Unsub. Notes | | 6.00 | 4/15/11 | 80,000 | 79,685 |
| Masco, Sr. Unscd. Notes | | 5.66 | 3/12/10 | 45,000 b | 45,118 |
| | | | | | **124,803** |
| **Commercial Mortgage Pass-Through Ctfs.–2.7%** | | | | | |
| Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A | | 5.68 | 4/25/34 | 62,150 a,b | 62,199 |
| Bayview Commercial Asset Trust, Ser. 2006-3A, Cl. B3 | | 7.92 | 10/25/36 | 453,814 a,b | 428,854 |
| SBA CMBS Trust, Ser. 2006-1A, Cl. D | | 5.85 | 11/15/36 | 65,000 a | 65,206 |
| | | | | | **556,259** |
| **Diversified Financial Services–9.7%** | | | | | |
| Ameriprise Financial, Jr. Sub. Notes | | 7.52 | 6/1/66 | 215,000 b | 233,732 |
| FCE Bank, Notes | EUR | 4.91 | 9/30/09 | 95,000 b,c | 127,248 |
| Ford Motor Credit, Notes | | 5.63 | 10/1/08 | 230,000 | 226,463 |
| Ford Motor Credit, Unscd. Notes | | 6.18 | 9/28/07 | 350,000 b | 349,999 |
| Glencore Funding, Gtd. Notes | | 6.00 | 4/15/14 | 45,000 a | 45,000 |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|---|
| **Diversified Financial Services (continued)** | | | | | |
| Leucadia National, Sr. Unscd. Notes | 7.00 | 8/15/13 | 115,000 | | 115,862 |
| Residential Capital, Gtd. Notes | 6.66 | 11/21/08 | 175,000 | b | 175,445 |
| Residential Capital, Gtd. Notes | 7.19 | 4/17/09 | 340,000 | a,b | 338,585 |
| SLM, Notes, Ser. A | 4.50 | 7/26/10 | 100,000 | | 95,449 |
| St. George Funding, Bonds | 8.49 | 12/29/49 | 225,000 | a,b | 235,137 |
| UCI Holdco, Sr. Notes | 12.35 | 12/15/13 | 51,000 | a,b | 52,275 |
| | | | | | **1,995,195** |
| **Electric Utilities−2.6%** | | | | | |
| AES, Sr. Unsub. Notes | 8.88 | 2/15/11 | 105,000 | | 113,925 |
| National Grid, Sr. Unscd. Notes | 6.30 | 8/1/16 | 35,000 | | 36,810 |
| TXU Electric Delivery, Bonds | 5.73 | 9/16/08 | 145,000 | a,b | 145,050 |
| TXU, Sr. Notes, Ser. O | 4.80 | 11/15/09 | 235,000 | | 232,416 |
| | | | | | **528,201** |
| **Environmental Control−.7%** | | | | | |
| Allied Waste North America, Scd. Notes, Ser. B | 5.75 | 2/15/11 | 50,000 | | 49,375 |
| Allied Waste North America, Scd. Notes | 6.38 | 4/15/11 | 35,000 | | 35,263 |
| Oakmont Asset Trust, Notes | 4.51 | 12/22/08 | 60,000 | a | 58,913 |
| | | | | | **143,551** |
| **Food & Beverages−.7%** | | | | | |
| Stater Brothers Holdings, Sr. Notes | 7.75 | 4/15/15 | 25,000 | a | 25,812 |
| Stater Brothers Holdings, Sr. Notes | 8.13 | 6/15/12 | 115,000 | | 119,025 |
| | | | | | **144,837** |

| Bonds and Notes (continued) | | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|---|
| **Foreign/Governmental–8.0%** | | | | | |
| Banco Nacional de Desenvolvimento Economico e Social, Unsub. Notes | | 5.17 | 6/16/08 | 210,000 [b] | 208,687 |
| Federal Republic of Brazil, Unscd. Bonds | BRL | 12.50 | 1/5/16 | 1,010,000 [c] | 590,118 |
| Mexican Bonos, Bonds | MXN | 9.00 | 12/22/11 | 3,150,000 [c] | 303,013 |
| Republic of Argentina, Bonds | | 5.48 | 8/3/12 | 750,000 [b] | 545,813 |
| | | | | | **1,647,631** |
| **Health Care–3.3%** | | | | | |
| HCA, Sr. Unscd. Notes | | 7.88 | 2/1/11 | 145,000 | 149,534 |
| HCA, Sr. Unscd. Notes | | 8.75 | 9/1/10 | 220,000 | 233,475 |
| Medco Health Solutions, Sr. Unscd. Notes | | 7.25 | 8/15/13 | 160,000 | 173,366 |
| Tenet Healthcare, Sr. Notes | | 6.38 | 12/1/11 | 125,000 | 118,125 |
| | | | | | **674,500** |
| **Lodging & Entertainment–2.1%** | | | | | |
| Cinemark, Sr. Discount Notes | | 9.75 | 3/15/14 | 15,000 [d] | 13,875 |
| Harrah's Operating, Gtd. Notes | | 7.13 | 6/1/07 | 65,000 | 65,083 |
| MGM Mirage, Gtd. Notes | | 8.38 | 2/1/11 | 115,000 | 122,619 |
| MGM Mirage, Gtd. Notes | | 8.50 | 9/15/10 | 35,000 | 37,712 |
| Mohegan Tribal Gaming Authority, Sr. Unscd. Notes | | 6.13 | 2/15/13 | 120,000 | 118,200 |
| Speedway Motorsports, Sr. Sub. Notes | | 6.75 | 6/1/13 | 75,000 | 75,187 |
| | | | | | **432,676** |
| **Machinery–.9%** | | | | | |
| Case New Holland, Gtd. Notes | | 7.13 | 3/1/14 | 65,000 | 68,575 |
| Terex, Gtd. Notes | | 7.38 | 1/15/14 | 115,000 | 120,750 |
| | | | | | **189,325** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Media—1.8%** | | | | |
| Comcast, | | | | |
| Gtd. Notes | 5.66 | 7/14/09 | 225,000 b | 225,460 |
| Cox Communications, | | | | |
| Notes | 7.13 | 10/1/12 | 55,000 | 59,464 |
| Time Warner, | | | | |
| Gtd. Notes | 5.59 | 11/13/09 | 85,000 b | 85,199 |
| | | | | **370,123** |
| **Packaging & Containers—.6%** | | | | |
| Crown Americas/Capital, | | | | |
| Gtd. Notes | 7.63 | 11/15/13 | 115,000 | **120,175** |
| **Property & Casualty Insurance—1.7%** | | | | |
| Leucadia National, | | | | |
| Sr. Notes | 7.13 | 3/15/17 | 340,000 a | **340,000** |
| **Real Estate Investment Trusts—.3%** | | | | |
| Federal Realty Investment Trust, | | | | |
| Sr. Unscd. Notes | 5.40 | 12/1/13 | 50,000 | 49,964 |
| Host Hotels & Resorts, | | | | |
| Scd. Notes | 6.88 | 11/1/14 | 20,000 | 20,575 |
| | | | | **70,539** |
| **Residential Mortgage Pass-Through Ctfs.—2.4%** | | | | |
| Countrywide Asset-Backed Certificates, Ser. 2007-4, | | | | |
| Cl. M8 | 7.20 | 9/25/37 | 250,000 | 207,490 |
| IndyMac Index Mortgage Loan Trust, | | | | |
| Ser. 2006-AR25, Cl. 4A2 | 6.17 | 9/25/36 | 126,850 b | 128,412 |
| J.P. Morgan Alternative Loan | | | | |
| Trust, Ser. 2006-S4, Cl. A6 | 5.71 | 12/25/36 | 100,000 b | 101,153 |
| New Century Alternative Mortgage Loan Trust, Ser. 2006-ALT2, | | | | |
| Cl. AF6A | 5.89 | 10/25/36 | 60,000 b | 60,480 |
| | | | | **497,535** |
| **Retail—.6%** | | | | |
| CVS, | | | | |
| Sr. Unscd. Notes | 5.75 | 8/15/11 | 50,000 | 50,991 |
| Federated Retail Holding, | | | | |
| Gtd. Bonds | 5.35 | 3/15/12 | 80,000 | 80,045 |
| | | | | **131,036** |

| Bonds and Notes (continued) | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **State/Territory Gen Oblg–2.1%** | | | | |
| Michigan Tobacco Settlement Finance Authority, Tobacco Settlement Asset-Backed Bonds | 7.43 | 6/1/34 | 440,000 [b] | **439,960** |
| **Telecommunications–6.1%** | | | | |
| America Movil, Gtd. Notes | 5.45 | 6/27/08 | 15,000 [a,b] | 15,019 |
| Intelsat, Sr. Unscd. Notes | 5.25 | 11/1/08 | 155,000 | 152,869 |
| KPN, Sr. Unsub. Bonds | 8.38 | 10/1/30 | 110,000 | 126,454 |
| Nextel Partners, Gtd. Notes | 8.13 | 7/1/11 | 140,000 | 146,086 |
| Nordic Telephone Holdings, Scd. Bonds | 8.88 | 5/1/16 | 75,000 [a] | 81,000 |
| Qwest, Sr. Notes | 8.60 | 6/15/13 | 210,000 [b] | 230,737 |
| Sprint Capital, Gtd. Notes | 8.75 | 3/15/32 | 95,000 | 112,426 |
| Time Warner Cable, Sr. Unscd. Notes | 5.85 | 5/1/17 | 190,000 [a] | 191,500 |
| Windstream, Gtd. Notes | 8.13 | 8/1/13 | 170,000 | 185,300 |
| | | | | **1,241,391** |
| **U.S. Government Securities–16.4%** | | | | |
| U.S. Treasury Inflation Protected Securities: | | | | |
| 2.38%, 4/15/11 | | | 410,028 [e] | 415,931 |
| 3.63%, 1/15/08 | | | 2,896,620 [e] | 2,934,495 |
| | | | | **3,350,426** |
| **Total Bonds and Notes** (cost $17,386,603) | | | | **17,730,134** |

| Preferred Stocks–3.8% | | | Shares | Value ($) |
|---|---|---|---|---|
| **Diversified Financial Services–2.5%** | | | | |
| AES Trust VII, Conv., Cum. $3.00 | | | 10,000 | **506,250** |

| Preferred Stocks (continued) | Shares | Value ($) |
|---|---|---|
| **Financial−.8%** | | |
| Ford Motor Capital Trust II, Conv., Cum. $3.25 | 4,600 | **164,680** |
| **Oil & Gas−.5%** | | |
| Freeport-Mcmoran C&G, Conv., $9.225 | 900 | **97,686** |
| **Total Preferred Stocks** | | |
| (cost $760,810) | | **768,616** |

| Options−2.5% | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options−2.5%** | | |
| 3-Month Floor USD Libor-BBA Interest Rate, October 2009 @ 4 | 4,560,000 | 7,430 |
| 3-Month USD Libor-BBA, Swaption | 3,410,000 | 151,800 |
| 3-Month USD Libor-BBA, Swaption | 7,590,000 | 338,681 |
| Dow Jones CDX.X07, June 2007 @ 145 | 940,000 | 3,792 |
| Dow Jones CDX.IG8, September 2007 @ .400 | 3,700,000 | 8,091 |
| | | **509,794** |
| **Put Options−.0%** | | |
| 3-Month Capped USD Libor-BBA Interest Rate, June 2007 @ 5.75 | 9,000,000 | **0** |
| **Total Options** | | |
| (cost $518,436) | | **509,794** |

| Short-Term Investments−2.9% | | Principal Amount ($) | | Value ($) |
|---|---|---|---|---|
| **Corporate Notes−2.6%** | | | | |
| Egyptian Treasury Bills 8.20%, 6/26/07 | EGP | 1,592,090 | a,c,f | 276,808 |
| Egyptian Treasury Bills 8.20%, 7/19/07 | | 260,000 | a,f | 261,271 |
| | | | | **538,079** |
| **U.S. Treasury Bills−.3%** | | | | |
| 4.97%, 6/7/07 | | 55,000 | g | **54,734** |
| **Total Short-Term Investments** | | | | |
| (cost $590,745) | | | | **592,813** |

| Other Investment—2.3% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund (cost $474,000) | 474,000 ʰ | **474,000** |
| **Total Investments** (cost $19,730,594) | **98.0%** | **20,075,357** |
| **Cash and Receivables (Net)** | **2.0%** | **404,697** |
| **Net Assets** | **100.0%** | **20,480,054** |

ᵃ  *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2007, these securities amounted to $3,989,548 or 19.5% of net assets.*
ᵇ  *Variable rate security—interest rate subject to periodic change.*
ᶜ  *Principal amount stated in U.S. Dollars unless otherwise noted.*
   *BRL—Brazilian Real*
   *EGP—Egyptian Pound*
   *EUR—Euro*
   *ISK—Icelandic Krona*
   *MXN—Mexican Peso*
   *TRY—Turkish Lira*
ᵈ  *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*
ᵉ  *Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.*
ᶠ  *Credit Linked Notes.*
ᵍ  *All or partially held by a broker as collateral for open financial futures positions.*
ʰ  *Investment in affiliated money market mutual fund.*

## Portfolio Summary (Unaudited) †

| | Value (%) | | Value (%) |
|---|---|---|---|
| Corporate Bonds | 48.8 | Preferred Stocks | 3.8 |
| U.S. Government & Agencies | 16.4 | Options | 2.5 |
| Asset/Mortgage-Backed | 11.2 | State/Government | |
| Foreign/Governmental | 8.0 | General Obligations | 2.1 |
| Short-Term/Money Market Investment | 5.2 | | **98.0** |

†  *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF FINANCIAL FUTURES

April 30, 2007 (Unaudited)

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation at 4/30/2007 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| U.S. Treasury 5 Year Notes | 9 | 952,453 | June 2007 | 4,059 |
| U.S. Treasury 10 Year Notes | 29 | 3,141,516 | June 2007 | 5,233 |
| **Financial Futures Short** | | | | |
| Euro-Bobl | 7 | (1,029,968) | June 2007 | 11,074 |
| | | | | **20,366** |

*See notes to financial statements.*


# STATEMENT OF OPTIONS WRITTEN

April 30, 2007 (Unaudited)

| | Face Amount Covered by Contracts ($) | Value ($) |
|---|---|---|
| **Call Options** | | |
| Dow Jones CDX.IG8 | | |
| September 2007 @ .359 | | |
| (Premiums received $6,216) | 7,400,000 | **(7,767)** |

*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities–See Statement of Investments: | | |
| Unaffiliated issuers | 19,256,594 | 19,601,357 |
| Affiliated issuers | 474,000 | 474,000 |
| Cash | | 438,260 |
| Cash denominated in foreign currencies | 28,554 | 29,294 |
| Dividends and interest receivable | | 336,279 |
| Unrealized appreciation on swap contracts–Note 4 | | 291,753 |
| Swaps premium paid–Note 4 | | 138,347 |
| Receivable for investment securities sold | | 96,800 |
| Receivable from broker for swap transactions–Note 4 | | 91,538 |
| Receivable for shares of Common Stock subscribed | | 74,000 |
| Unrealized appreciation on forward currency exchange contracts–Note 4 | | 15,902 |
| Receivable for futures variation margin–Note 4 | | 14,285 |
| Prepaid expenses | | 21,298 |
| | | **21,623,113** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 15,120 |
| Payable for investment securities purchased | | 765,436 |
| Unrealized depreciation on swap contracts–Note 4 | | 232,414 |
| Unrealized depreciation on forward currency exchange contracts–Note 4 | | 64,112 |
| Payable to broker for swap transactions–Note 4 | | 12,442 |
| Outstanding options written, at value (premiums received $6,216)–See Statement of Options Written | | 7,767 |
| Accrued expenses | | 45,768 |
| | | **1,143,059** |
| **Net Assets ($)** | | **20,480,054** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 19,878,296 |
| Accumulated undistributed investment income–net | | 26,100 |
| Accumulated net realized gain (loss) on investments | | 202,631 |
| Accumulated net unrealized appreciation (depreciation) on investments, options, swap transactions and foreign currency transactions (including $20,366 net unrealized appreciation on financial futures) | | 373,027 |
| **Net Assets ($)** | | **20,480,054** |

### Net Asset Value Per Share

|  | Class A | Class C | Class R |
|---|---|---|---|
| Net Assets ($) | 18,744,016 | 916,168 | 819,870 |
| Shares Outstanding | 1,445,064 | 70,840 | 63,151 |
| **Net Asset Value Per Share ($)** | **12.97** | **12.93** | **12.98** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

**Investment Income ($):**

**Income:**

| | |
|---|---:|
| Interest | 583,599 |
| Dividends: | |
| Unaffiliated issuers | 3,738 |
| Affiliated issuers | 14,415 |
| **Total Income** | **601,752** |
| **Expenses:** | |
| Management fee—Note 3(a) | 54,024 |
| Professional fees | 55,386 |
| Registration fees | 32,980 |
| Shareholder servicing costs—Note 3(d) | 21,811 |
| Custodian fees—Note 3(d) | 15,209 |
| Prospectus and shareholders' reports | 4,110 |
| Distribution fees—Note 3(c) | 3,274 |
| Trustees' fees and expenses—Note 3(b) | 384 |
| Miscellaneous | 11,682 |
| **Total Expenses** | **198,860** |
| Less—expense reimbursement from The Dreyfus Corporation due to undertaking—Note 3(a) | (97,884) |
| **Net Expenses** | **100,976** |
| **Investment Income—Net** | **500,776** |

**Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):**

| | |
|---|---:|
| Net realized gain (loss) on investments and foreign currency transations | 151,439 |
| Net realized gain (loss) on forward currency exchange contracts | (133,042) |
| Net realized gain (loss) on financial futures | 530 |
| Net realized gain (loss) on options transactions | 14,021 |
| Net realized gain (loss) on swaps transactions | 194,220 |
| **Net Realized Gain (Loss)** | **227,168** |
| Net unrealized appreciation (depreciation) on investments, option transactions, swap transactions and foreign currency transactions (including $24,221 net unrealized appreciation on financial futures) | 22,582 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **249,750** |
| **Net Increase in Net Assets Resulting from Operations** | **750,526** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006[a] |
|---|---|---|
| **Operations ($):** | | |
| Investment income—net | 500,776 | 222,033 |
| Net realized gain (loss) on investments | 227,168 | 147,430 |
| Net unrealized appreciation (depreciation) on investments | 22,582 | 350,445 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **750,526** | **719,908** |
| **Dividends to Shareholders from ($):** | | |
| Investment income—net: | | |
| Class A shares | (494,782) | (147,071) |
| Class C shares | (25,206) | (6,922) |
| Class R shares | (24,584) | (8,551) |
| Net realized gain on investments: | | |
| Class A shares | (146,253) | – |
| Class C shares | (8,014) | – |
| Class R shares | (7,293) | – |
| **Total Dividends** | **(706,132)** | **(162,544)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 2,810,376 | 14,843,087 |
| Class C shares | 63,255 | 812,027 |
| Class R shares | – | 750,000 |
| Dividends reinvested: | | |
| Class A shares | 624,859 | 146,081 |
| Class C shares | 31,192 | 6,834 |
| Class R shares | 31,877 | 8,551 |
| Cost of shares redeemed: | | |
| Class A shares | (186,337) | (39,451) |
| Class C shares | (24,055) | – |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **3,351,167** | **16,527,129** |
| **Total Increase (Decrease) in Net Assets** | **3,395,561** | **17,084,493** |
| **Net Assets ($):** | | |
| Beginning of Period | 17,084,493 | – |
| **End of Period** | **20,480,054** | **17,084,493** |
| Undistributed investment income—net | 26,100 | 69,896 |

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006[a] |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A** | | |
| Shares sold | 217,805 | 1,184,668 |
| Shares issued for dividends reinvested | 48,651 | 11,443 |
| Shares redeemed | (14,444) | (3,059) |
| **Net Increase (Decrease) in Shares Outstanding** | **252,012** | **1,193,052** |
| **Class C** | | |
| Shares sold | 4,907 | 64,833 |
| Shares issued for dividends reinvested | 2,431 | 535 |
| Shares redeemed | (1,866) | – |
| **Net Increase (Decrease) in Shares Outstanding** | **5,472** | **65,368** |
| **Class R** | | |
| Shares sold | – | 60,000 |
| Shares issued for dividends reinvested | 2,481 | 670 |
| **Net Increase (Decrease) in Shares Outstanding** | **2,481** | **60,670** |

[a]   *From July 11, 2006 ( commencement of operations) to October 31, 2006.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results    for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006[a] |
|---|---|---|
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 12.95 | 12.50 |
| Investment Operations: | | |
| Investment income−net[b] | .36 | .18 |
| Net realized and unrealized gain (loss) on investments | .17 | .40 |
| Total from Investment Operations | .53 | .58 |
| Distributions: | | |
| Dividends from investment income−net | (.39) | (.13) |
| Dividends from net realized gain on investments | (.12) | − |
| Total Distributions | (.51) | (.13) |
| Net asset value, end of period | 12.97 | 12.95 |
| **Total Return (%)[c,d]** | 4.20 | 4.69 |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of total expenses to average net assets[e] | 2.21 | 2.75[f] |
| Ratio of net expenses to average net assets[e] | 1.10 | 1.05 |
| Ratio of net investment income to average net assets[e] | 5.59 | 4.62 |
| Portfolio Turnover Rate[c,g] | 183.43 | 279.33 |
| Net Assets, end of period ($ x 1,000) | 18,744 | 15,452 |

[a]  *From July 11, 2006 ( commencement of operations) to October 31, 2006.*
[b]  *Based on average shares outstanding at each month end.*
[c]  *Not annualized.*
[d]  *Exclusive of sales charge.*
[e]  *Annualized.*
[f]  *The fund's expenses ratio net of earnings credits for Class A was 2.71%.*
[g]  *The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended April 30, 2007 and October 31, 2006 were 176.37% and 271.65%, respectively.*

*See notes to financial statements.*

|  | Six Months Ended April 30, 2007 | Year Ended |
| Class C Shares | (Unaudited) | October 31, 2006[a] |
|---|---|---|
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 12.94 | 12.50 |
| Investment Operations: | | |
| Investment income–net[b] | .31 | .15 |
| Net realized and unrealized gain (loss) on investments | .17 | .40 |
| Total from Investment Operations | .48 | .55 |
| Distributions: | | |
| Dividends from investment income–net | (.37) | (.11) |
| Dividends from net realized gain on investments | (.12) | – |
| Total Distributions | (.49) | (.11) |
| Net asset value, end of period | 12.93 | 12.94 |
| **Total Return (%)[c,d]** | 3.81 | 4.44 |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of total expenses to average net assets[e] | 2.98 | 3.52[f] |
| Ratio of net expenses to average net assets[e] | 1.85 | 1.80 |
| Ratio of net investment income to average net assets[e] | 4.80 | 3.87 |
| Portfolio Turnover Rate[c,g] | 183.43 | 279.33 |
| Net Assets, end of period ($ x 1,000) | 916 | 846 |

[a]  From July 11, 2006 ( commencement of operations) to October 31, 2006.

[b]  Based on average shares outstanding at each month end.

[c]  Not annualized.

[d]  Exclusive of sales charge.

[e]  Annualized.

[f]  The fund's expenses ratio net of earnings credits for Class C was 3.47%.

[g]  The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended April 30, 2007 and October 31, 2006 were 176.37% and 271.65%, respectively.

See notes to financial statements.

| Class R Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006[a] |
|---|---|---|
| **Per Share Data ($):** | | |
| Net asset value, beginning of period | 12.95 | 12.50 |
| Investment Operations: | | |
| Investment income—net[b] | .37 | .19 |
| Net realized and unrealized gain (loss) on investments | .18 | .40 |
| Total from Investment Operations | .55 | .59 |
| Distributions: | | |
| Dividends from investment income—net | (.40) | (.14) |
| Dividends from net realized gain on investments | (.12) | – |
| Total Distributions | (.52) | (.14) |
| Net asset value, end of period | 12.98 | 12.95 |
| **Total Return (%)[c,d]** | 4.33 | 4.76 |
| **Ratios/Supplemental Data (%):** | | |
| Ratio of total expenses to average net assets[e] | 1.96 | 2.51[f] |
| Ratio of net expenses to average net assets[e] | .85 | .81 |
| Ratio of net investment income to average net assets[e] | 5.79 | 4.87 |
| Portfolio Turnover Rate[c,g] | 183.43 | 279.33 |
| Net Assets, end of period ($ x 1,000) | 820 | 786 |

[a]  From July 11, 2006 ( commencement of operations) to October 31, 2006.

[b]  Based on average shares outstanding at each month end.

[c]  Not annualized.

[d]  Exclusive of sales charge.

[e]  Annualized.

[f]  The fund's expenses ratio net of earnings credits for Class R was 2.47%.

[g]  The portfolio turnover rate excluding mortgage dollar roll transactions for the periods ended April 30, 2007 and October 31, 2006 were 176.37% and 271.65%, respectively.

See notes to financial statements.

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Strategic Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to seek high current income as its primary goal and capital appreciation as its secondary goal. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 300 million shares of $.001 par value Capital Stock. The fund currently offers three classes of shares: Class A (100 million shares authorized), Class C (100 million shares authorized) and Class R (100 million shares authorized). Class A and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or shareholder service fee. Class A shares sold with a front-end sales charge, while Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class R shares are sold primarily to bank trust departments and other financial service providers (including

Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or loses on investments are allocated to each class of shares based on its relative net assets.

As of April 30, 2007, MBC Investments Corp., an indirect subsidiary of Mellon Financial, held 1,135,496, 62,885 and 63,151 of the outstanding Class A, Class C and Class R shares of the fund, respectively.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available and are not valued by a pricing service approved by the Board of Directors, or are determined by the fund not to reflect accurately fair value, are valued at fair value as determined in good faith under the direction of the Board of Directors. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates. Investments in registered investment companies are valued at their net asset value. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Foreign currency transactions:** The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

**(c) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

**(d) Affiliated issuers:** Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

**(e) Concentration of Risk:** The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

**(f) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

On April 30, 2007, the Board of Trustees declared a cash dividend of $.081, $.073 and $.083 per share from undistributed investment income-net for Class A, Class C and Class R, respectively, payable on May 1, 2007 (ex-dividend date), to shareholders of record as of the close of business on April 30, 2007.

**(g) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006, were as follows: ordinary income $162,544. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Lines of Credit:

The fund may borrow up to $1 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under either line of credit.

### NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager and the Company, the Company has agreed to pay the Manager a management fee computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager has contractually agreed to waive receipt of its fees and/or assume certain expenses of the fund, until October 31, 2007, so the expenses, exclusive of taxes, brokerage fees, interest on borrowings, Rule 12b-1 distribution fees, shareholder services fees and extraordinary expenses, do not exceed an annual rate of .85% of the value of the fund's average daily net assets. The expense reimbursement, pursuant to the undertaking, amounted to $97,884 during the period ended April 30, 2007.

**(b)** Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable by certain other series of the company to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(c)** Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class C shares. During the period ended April 30, 2007, Class C shares were charged $3,274, pursuant to the Plan.

Under its terms, the plan and Shareholder Services Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those directors who are not " interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan or Shareholder Services Plan.

**(d)** Under the Shareholder Services Plan, Class A and Class C shares pay the Distributor for the provision of certain services to the holders of their shares at an annual rate of .25% of the value of the average daily net assets of Class A and Class C shares. During the period ended April 30, 2007, Class A and Class C shares were charged $20,425 and $1,091, respectively, pursuant to the Shareholder Services Plan. Other amounts included in shareholder servicing costs relate to transfer agent charges.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended April 30, 2007, the fund was charged $229 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended April 30, 2007, the fund was charged $15,209 pursuant to the custody agreement.

During the period ended April 30, 2007, the fund was charged $2,044 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $9,658, Rule 12b-1 distribution plan fees $561, service plan fees $3,857, custody fees $9,098, chief compliance officer fees $3,407 and transfer agency per account fees $52 which are offset against an expense reimbursement currently in effect in the amount of $11,513.

**(e)** The Comapny and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use collateral received in connection with lending the fund's securities to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts, financial futures, options transactions and swap transactions during the period ended April 30, 2007, amounted to $35,521,436 and $36,504,790, respectively, of which $1,368,352 in purchases and $1,140,322 in sales were from mortgage dollar roll transactions.

A mortgage dollar roll transaction involves a sale by the fund of mortgage related securities that it holds with an agreement by the fund to repurchase similar securities at an agreed upon price and date. The securities purchased will bear the same interest rate as those sold, but generally will be collateralized by pools of mortgages with different prepayment histories than those securities sold.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. Contracts open at April 30, 2007, are set forth in the Statement of Financial Futures.

The fund may purchase and write (sell) put and call options in order to gain exposure to or protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The following table summarizes the fund's call/put options written during the period ended April 30, 2007:

| Options Written: | Face Amount Covered by Contracts ($) | Premiums Received ($) | Options Terminated | |
| | | | Cost ($) | Net Realized Gain ($) |
| --- | --- | --- | --- | --- |
| Contracts outstanding October 31, 2006 | – | – | | |
| Contracts written | 13,800,000 | 21,810 | | |
| Contracts terminated: | | | | |
| Closed | 4,000,000 | 8,153 | 6,091 | 2,062 |
| Expired | 2,400,000 | 7,441 | | 7,441 |
| Total contracts terminated | 6,400,000 | 15,594 | 6,091 | 9,503 |
| **Contracts outstanding April 30, 2007** | **7,400,000** | **6,216** | | |

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at April 30, 2007:

| Forward Currency Exchange Contracts | Foreign Currency Amounts | Cost ($) | Value ($) | Unrealized Appreciation/ (Depreciation) ($) |
|---|---|---|---|---|
| **Buys:** | | | | |
| Euro Expiring 06/20/2007 | 93,835 | 124,895 | 128,348 | 3,453 |
| Icelandic Krona, Expiring 06/20/2007 | 12,920,000 | 189,356 | 201,805 | 12,449 |
| **Sells:** | | Proceeds ($) | | |
| Euro, Expiring 06/20/2007 | 231,744 | 309,731 | 316,980 | (7,249) |
| Icelandic Krona, Expiring 06/20/2007 | 8,600,000 | 124,895 | 134,329 | (9,434) |
| Turkish Lira, Expiring 11/09/2007 | 2,025,000 | 1,339,367 | 1,386,796 | (47,429) |
| **Total** | | | | **(48,210)** |

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) of swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

The fund may enter into interest rate swaps which involve the exchange of commitments to pay and receive interest based on a notional principal amount. The following summarizes interest rate swaps entered into by the fund at April 30, 2007:

| Notional Amount | Reference Entity | Counterparty | (Pay)/Receive Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|---|
| 34,300,000 | CZK-3 MONTH PRIBOR | Merrill Lynch | 3.02 | 2/14/2009 | (4,426) |
| 1,865,000 | EUR-6 MONTH EURIBOR | J.P. Morgan Chase Bank | (4.21) | 2/1/2009 | 4,945 |
| 111,605,000 | JPY-6 MONTH YENIBOR | Merrill Lynch | 1.35 | 1/19/2012 | 2,636 |
| 518,000,000 | JPY-6 MONTH YENIBOR | Merrill Lynch | .92 | 7/19/2008 | 6,320 |
| 17,056,000 | SEK-3 MONTH STIBOR | J.P. Morgan Chase Bank | 3.75 | 12/4/2008 | 11,998 |
| 5,460,000 | USD-3 MONTH LIBOR BBA | J.P. Morgan Chase Bank | 5.44 | 8/3/2011 | 98,348 |
| 440,000 | USD-3 MONTH LIBOR BBA | UBS | 5.42 | 2/8/2037 | 1,830 |
| 1,400,000 | USD-3 MONTH LIBOR BBA | UBS | 5.29 | 2/8/2017 | 12,788 |
| **Total** | | | | | **134,440** |

Credit default swaps involve commitments to pay or receive a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credits protection on the underlying instrument.

The maximum payouts for these contracts are limited to the notional amount of each swap. The following summarizes open credit default swap agreements at April 30, 2007:

| Notional Amount | Reference Entity | Counterparty | (Pay)/Receive Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|---|
| 90,000 | ABX HE 2006-2 Index | J.P. Morgan Chase Bank | 1.33 | 5/25/2046 | 2,414 |
| 770,000 | ABX HE BBB 2006-2 Index | J.P. Morgan Chase Bank | 1.33 | 5/25/2046 | (100,428) |
| 1,050,000 | AT&T, 5.1%, 9/15/2014 | Goldman Sachs & Co. | (.49) | 3/20/2017 | (5,405) |
| 320,000 | Avon Products, 7.15%, 11/15/2009 | J.P. Morgan Chase Bank | (.44) | 3/20/2017 | (2,558) |
| 210,000 | Avon Products, 7.15%, 11/15/2009 | J.P. Morgan Chase Bank | (.48) | 3/20/2017 | (2,339) |
| 510,000 | Avon Products, 7.15%, 11/15/2009 | J.P. Morgan Chase Bank | (.49) | 3/20/2017 | (5,915) |
| 260,000 | CDX IG7 3-5% 10yr. Index | UBS | 5.88 | 12/20/2016 | (14,428) |
| 260,000 | CDX IG7 3-5% 10yr. Index | Barclays | 5.90 | 12/20/2016 | (14,082) |
| 520,000 | CDX IG7 3-5% 7yr. Index | UBS | (2.65) | 12/20/2013 | 19,552 |
| 520,000 | CDX IG7 3-5% 7yr. Index | Barclays | (2.60) | 12/20/2013 | 20,718 |
| 90,000 | Century Tel, 7.875%, 8/15/2012 | J.P. Morgan Chase Bank | (1.31) | 3/20/2017 | (1,894) |
| 90,000 | CSMC 2006-C5 J 5.96%, 12/15/2039 | J.P. Morgan Chase Bank | (.84) | 12/15/2039 | 7,422 |
| 460,000 | Dow Jones CDX.EM.6 Index | UBS | 1.40 | 12/20/2011 | 7,620 |
| 570,000 | Dow Jones CDX.EM.6 Index | UBS | 1.40 | 12/20/2011 | 7,667 |
| 1,370,000 | Dow Jones CDX.NA.IG.7 Index | J.P. Morgan Chase Bank | (1.10) | 12/20/2016 | 19,610 |
| 2,740,000 | Dow Jones CDX.NA.IG.7 Index | J.P. Morgan Chase Bank | .51 | 12/20/2016 | (16,752) |
| 520,000 | Ford, 7.45%, 7/16/2031 | J.P. Morgan Chase Bank | 4.50 | 3/20/2012 | (17,317) |

| Notional Amount | Reference Entity | Counterparty | (Pay)/Receive Fixed Rate (%) | Expiration | Unrealized Appreciation (Depreciation) ($) |
|---|---|---|---|---|---|
| 90,000 | Freeport-McMoran C & G, 10.125%, 2/1/2010 | Merrill Lynch | .92 | 6/20/2010 | 396 |
| 520,000 | General Motors, 7.125%, 7/15/2013 | J.P. Morgan Chase Bank | (3.30) | 3/20/2012 | 16,920 |
| 250,000 | Home Depot, 3.75%, 9/15/2009 | J.P. Morgan Chase Bank | (.56) | 3/20/2017 | (2,237) |
| 900,000 | Kaupthing Bank, 5.52%, 12/1/2009 | J.P. Morgan Chase Bank | .57 | 9/20/2007 | 2,260 |
| 1,020,000 | Kimberly Clark, 6.875%, 2/15/2014 | J.P. Morgan Chase Bank | (.30) | 12/20/2016 | (2,670) |
| 386,000 | Kimberly Clark, 6.875%, 2/15/2014 | J.P. Morgan Chase Bank | (.19) | 12/20/2011 | (1,107) |
| 100,000 | Kimberly Clark, 6.875%, 2/15/2014 | J.P. Morgan Chase Bank | (.37) | 12/20/2016 | (803) |
| 200,000 | Kimberly Clark, 6.875%, 2/15/2014 | Morgan Stanley | (.37) | 12/20/2016 | (1,606) |
| 300,000 | Kimberly Clark, 6.875%, 2/15/2014 | J.P. Morgan Chase Bank | (.37) | 12/20/2016 | (2,409) |
| 280,000 | Kraft Foods, 5.625%, 11/1/2011 | Goldman Sachs & Co. | (.53) | 6/20/2017 | 273 |
| 270,000 | Kraft Foods, 5.625%, 11/1/2011 | Barclays | (.57) | 6/20/2017 | 243 |
| 180,000 | Morgan Stanley, 6.6%, 4/1/2012 | J.P. Morgan Chase Bank | (.49) | 3/20/2017 | (1,350) |
| 460,000 | Republic of Venezuela, 9.25, 9/15/2027 | UBS | (2.33) | 11/20/2016 | (6,408) |
| 380,000 | Republic of Venezuela, 9.25, 9/15/2027 | UBS | (2.33) | 1/20/2017 | (2,771) |
| 190,000 | Republic of Venezuela, 9.25, 9/15/2027 | UBS | (2.53) | 1/20/2017 | (4,143) |
| 260,000 | Structured Index | Morgan Stanley | 1.62 | 6/20/2016 | (9,127) |
| 1,105,000 | Structured Model Portfolio 0-3% | J.P. Morgan Chase Bank | - | 9/20/2013 | 46,963 |
| 20,000 | Structured Model Portfolio 0-3% | UBS | - | 9/20/2013 | 830 |
| 360,000 | TABX.HE.07-1.06-2.BBB-.40-100, 5/25/2046 | Merrill Lynch | 0.72 | 5/25/2046 | (12,240) |
| **Total** | | | | | **(75,101)** |

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At April 30, 2007, accumulated net unrealized appreciation on investments was $344,763, consisting of $391,109 gross unrealized appreciation and $46,346 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investment).

# For More Information

**Dreyfus Premier
Strategic Income Fund**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

---

**Ticker Symbols:**    Class A: DSTAX    Class C: DSTCX    Class I: DSTRX

---

**Telephone**  Call your financial representative or 1-800-554-4611

**Mail**  The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available at http://www.dreyfus.com. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



6148SA0407

# Dreyfus Premier Tax Managed Growth Fund

**SEMIANNUAL REPORT** April 30, 2007



**Dreyfus**
A Mellon Financial Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

# Contents

# The Fund



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Tax Managed Growth Fund, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as a cooling housing market took its toll on consumer and business spending, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Yet, labor markets remained relatively strong and the general markets continued toward record price levels. Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly rising unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, continued high pace of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher-quality stocks. We expect these developments to produce both challenges and opportunities in the financial markets, and your financial advisor can help determine the appropriate investments for you and position your investment portfolio for these trends.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
May 15, 2007



## DISCUSSION OF FUND PERFORMANCE

Fayez Sarofim, Portfolio Manager
Fayez Sarofim & Co., Sub-Investment Adviser

### How did Dreyfus Premier Tax Managed Growth Fund perform relative to its benchmark?

For the six-month period ended April 30, 2007, the fund produced total returns of 7.26% for Class A shares, 6.90% for Class B shares, 6.85% for Class C shares, 7.34% for Class R shares and 7.16% for Class T shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced an 8.60% total return for the same period.[2]

Despite occasional bouts of heightened volatility, the U.S. stock market generally rallied, with the S&P 500 Index ending the reporting period close to the record high set in March 2000. However, the fund lagged its benchmark, primarily due to relatively lackluster returns from large pharmaceutical companies.

Effective 6/1/07, Class R shares will be renamed Class I shares.

### What is the fund's investment approach?

The fund invests primarily in well-established, multinational companies that we believe are well-positioned to weather difficult economic climates and thrive during favorable times. We focus on purchasing large-cap, "blue-chip" stocks at a price we consider to be justified by a company's fundamentals. The result is a portfolio of stocks selected for what we consider to be sustained patterns of profitability, strong balance sheets, expanding global presence and above-average earnings growth potential. At the same time, we manage the fund in a manner cognizant of the concerns of tax-conscious investors. We typically buy and sell relatively few stocks during the course of the year, which may help reduce investors' tax liabilities.

### What other factors influenced the fund's performance?

Investors' concerns regarding potentially overheated economic growth and intensifying inflationary pressures had largely subsided by the start of the reporting period as U.S. housing markets cooled and energy prices fell. The Federal Reserve Board lent credence to a more benign inflation outlook when it continued to refrain from raising short-term interest rates. These factors, together with strong corporate earnings, helped fuel a rally through the end of February, when turbulence in Chinese equity markets and the U.S. sub-prime mortgage market triggered a sharp correction. The sell-off proved to be relatively short-lived, and the stock market rebounded in late March and April. As a result, the S&P 500 Index ended the reporting period just shy of its all-time high set at the peak of the technology boom in June 2000.

Although the fund participated in the market's advance to a significant degree, its performance relative to the benchmark was undermined by its holdings of large pharmaceutical companies. Our emphasis on major drug developers reflects our long-term view that an aging population and medical advances are likely to boost drug sales and profits over time. However, the reporting period saw large pharmaceutical stocks, such as Johnson & Johnson and Pfizer, underperform the overall market.

The fund delivered better results in other economic sectors. An overweighted position among energy companies helped the fund achieve attractive results from integrated oil producers, including Exxon Mobil and ConocoPhillips. Relatively low inventories and limited refinery capacity helped boost commodity prices and energy producers' earnings. In the financials sector, banking giant Citigroup fared well after announcing a major restructuring plan designed to unlock shareholder value. In addition, stabilizing interest rates helped produce positive year-over-year earnings comparisons for large banks. The fund's performance in the consumer staples sector benefited from the spin-off of food producer Kraft Foods, Cl. A from tobacco leader Altria Group. Food and beverage giants Nestle and The Coca Cola Company also posted attractive gains.

Although our tax-conscious investment approach tends to result in a relatively low turnover rate, we added a number of positions during the reporting period. Additions to the fund included semiconductor manufacturer Texas Instruments, whose DSP and analog chips used in consumer electronics are in high demand. Wireless technology pioneer QUALCOMM was added in anticipation of relief from legal issues and widespread adoption of its CDMA technology. Transactions processor Automatic Data Processing is expected to benefit from the trend among corporations toward outsourcing of non-core business activities. We anticipate that wireless carrier Sprint Nextel will soon show the benefits of the merger that created the company. Finally, we believe that organic grocer Whole Foods Market will continue to grow as consumers become more health-conscious. To make room for these new holdings, we pared back the fund's overweighted position in the energy sector.

### What is the fund's current strategy?

We have continued to invest in leading corporations for the long term. At the same time, we believe that, over the shorter term, forecasts of a more severe economic slowdown may be too pessimistic. In our judgment, positive economic fundamentals remain intact, and we expect stable short-term interest rates and ample financial liquidity to support further growth. Even if the U.S. economy proves to be weaker than we currently anticipate, valuations of large companies remain low by historical standards, and we expect increasingly risk-averse investors to favor well-established companies that produce consistent earnings under a variety of economic conditions.

May 15, 2007

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by Fayez Sarofim & Co. pursuant to an agreement in effect until April 4, 2008. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

## Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Tax Managed Growth Fund from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

### Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.48 | $ 10.31 | $ 10.31 | $ 5.14 | $ 7.76 |
| Ending value (after expenses) | $1,072.60 | $1,069.00 | $1,068.50 | $1,073.40 | $1,071.60 |

# COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

## Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

### Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Expenses paid per $1,000† | $ 6.31 | $ 10.04 | $ 10.04 | $ 5.01 | $ 7.55 |
| Ending value (after expenses) | $1,018.55 | $1,014.83 | $1,014.83 | $1,019.84 | $1,017.31 |

† *Expenses are equal to the fund's annualized expense ratio of 1.26% for Class A, 2.01% for Class B, 2.01% for Class C, 1.00% for Class R and 1.51% for Class T, multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

April 30, 2007 (Unaudited)

| Common Stocks—100.0% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary—15.6%** | | |
| Coca-Cola | 151,000 | 7,880,690 |
| Estee Lauder Cos., Cl. A | 21,800 | 1,120,956 |
| Hilton Hotels | 25,000 | 850,000 |
| Home Depot | 11,000 | 416,570 |
| McDonald's | 65,000 | 3,138,200 |
| McGraw-Hill Cos. | 118,000 | 7,732,540 |
| News, Cl. A | 161,000 | 3,604,790 |
| Whole Foods Market | 19,000 | 889,010 |
| | | **25,632,756** |
| **Consumer Staples—24.9%** | | |
| Altria Group | 129,000 | 8,890,680 |
| Anheuser-Busch Cos. | 35,000 | 1,721,650 |
| Nestle, ADR | 71,800 [a] | 7,132,612 |
| PepsiCo | 92,000 | 6,080,280 |
| Procter & Gamble | 110,000 | 7,074,100 |
| Wal-Mart Stores | 75,000 | 3,594,000 |
| Walgreen | 153,000 | 6,716,700 |
| | | **41,210,022** |
| **Energy—16.1%** | | |
| BP, ADR | 20,000 | 1,346,400 |
| Chevron | 100,000 | 7,779,000 |
| ConocoPhillips | 67,000 | 4,646,450 |
| Exxon Mobil | 142,512 | 11,312,603 |
| Total, ADR | 20,000 | 1,473,800 |
| | | **26,558,253** |
| **Financial—16.7%** | | |
| American Express | 50,000 | 3,033,500 |
| American International Group | 18,425 | 1,288,092 |
| Ameriprise Financial | 15,000 | 892,050 |
| Bank of America | 78,896 | 4,015,806 |
| Citigroup | 151,833 | 8,141,285 |
| JPMorgan Chase & Co. | 90,000 | 4,689,000 |
| Merrill Lynch & Co. | 37,000 | 3,338,510 |
| SunTrust Banks | 25,000 | 2,110,500 |
| | | **27,508,743** |

| Common Stocks *(continued)* | Shares | Value ($) |
|---|---|---|
| **Food & Beverages—1.4%** | | |
| Kraft Foods, Cl. A | 67,271 | **2,251,560** |
| **Health Care—9.0%** | | |
| Abbott Laboratories | 70,000 | 3,963,400 |
| Eli Lilly & Co. | 30,000 | 1,773,900 |
| Johnson & Johnson | 97,500 | 6,261,450 |
| Merck & Co. | 18,000 | 925,920 |
| Pfizer | 73,000 | 1,931,580 |
| | | **14,856,250** |
| **Industrial—8.7%** | | |
| Emerson Electric | 95,000 | 4,464,050 |
| General Electric | 270,000 | 9,952,200 |
| | | **14,416,250** |
| **Information Technology—6.6%** | | |
| Automatic Data Processing | 25,000 | 1,119,000 |
| Broadridge Financial Solutions | 6,250 [b] | 125,250 |
| Intel | 220,000 | 4,730,000 |
| Microsoft | 130,000 | 3,892,200 |
| QUALCOMM | 20,500 | 897,900 |
| Texas Instruments | 3,000 | 103,110 |
| | | **10,867,460** |
| **Materials—.5%** | | |
| Praxair | 12,000 | **774,600** |
| **Telecommunication Services—.5%** | | |
| Sprint Nextel | 40,000 | **801,200** |
| **Total Common Stocks** | | |
| (cost $113,476,488) | | **164,877,094** |

| Investment of Cash Collateral for Securities Loaned—4.0% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash Advantage Plus Fund (cost $6,591,240) | 6,591,240 c | **6,591,240** |
| **Total Investments** (cost $120,067,728) | **104.0%** | **171,468,334** |
| **Liabilities, Less Cash and Receivables** | **(4.0%)** | **(6,633,354)** |
| **Net Assets** | **100.0%** | **164,834,980** |

ADR—American Depository Receipts

a   All or a portion of these securities are on loan. At April 30, 2007, the total market value of the fund's securities on loan is $6,419,351 and the total market value of the collateral held by the fund is $6,591,240.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| Consumer Staples | 24.9 | Information Technology | 6.6 |
| Financial | 16.7 | Money Market Investment | 4.0 |
| Energy | 16.1 | Food & Beverages | 1.4 |
| Consumer Discretionary | 15.6 | Materials | .5 |
| Health Care | 9.0 | Telecommunication Services | .5 |
| Industrial | 8.7 | | **104.0** |

†   Based on net assets.

See notes to financial statements.

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities– | | |
| See Statement of Investments (including securities on loan, valued at $6,419,351)–Note 1(b): | | |
|     Unaffiliated issuers | 113,476,488 | 164,877,094 |
|     Affiliated issuers | 6,591,240 | 6,591,240 |
| Receivable for investment securities sold | | 321,642 |
| Dividends and interest receivable | | 173,885 |
| Receivable for shares of Capital Stock subscribed | | 92,792 |
| | | **172,056,653** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates–Note 3(b) | | 209,083 |
| Cash overdraft due to Custodian | | 211,178 |
| Liability for securities on loan–Note 1(b) | | 6,591,240 |
| Bank note payable–Note 2 | | 35,000 |
| Payable for shares of Capital Stock redeemed | | 172,102 |
| Interest payable–Note 2 | | 3,070 |
| | | **7,221,673** |
| **Net Assets ($)** | | **164,834,980** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 136,593,001 |
| Accumulated undistributed investment income–net | | 390,357 |
| Accumulated net realized gain (loss) on investments | | (23,548,984) |
| Accumulated net unrealized appreciation (depreciation) on investments | | 51,400,606 |
| **Net Assets ($)** | | **164,834,980** |

### Net Asset Value Per Share

| | Class A | Class B | Class C | Class R | Class T |
|---|---|---|---|---|---|
| Net Assets ($) | 95,830,394 | 29,969,907 | 35,973,607 | 1,306 | 3,059,766 |
| Shares Outstanding | 4,903,482 | 1,601,935 | 1,930,704 | 66.66 | 158,934 |
| **Net Asset Value Per Share ($)** | **19.54** | **18.71** | **18.63** | **19.59** | **19.25** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

| **Investment Income ($):** | |
|---|---:|
| **Income:** | |
| Cash dividends: | |
| Unaffiliated issuers (net of $55,650 foreign taxes withheld at source) | 2,020,253 |
| Affiliated issuers | 6,272 |
| Income from securities lending | 5,477 |
| **Total Income** | **2,032,002** |
| **Expenses:** | |
| Management fee–Note 3(a) | 904,452 |
| Distribution and service plan fees–Note 3(b) | 464,195 |
| Interest expense–Note 2 | 3,341 |
| Loan commitment fees–Note 2 | 1,925 |
| **Total Expenses** | **1,373,913** |
| Less–reduction in management fee due to undertaking–Note 3(a) | (82,223) |
| **Net Expenses** | **1,291,690** |
| **Investment Income–Net** | **740,312** |
| **Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):** | |
| Net realized gain (loss) on investments | 1,374,804 |
| Net unrealized appreciation (depreciation) on investments | 9,278,386 |
| **Net Realized and Unrealized Gain (Loss) on Investments** | **10,653,190** |
| **Net Increase in Net Assets Resulting from Operations** | **11,393,502** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| Investment income−net | 740,312 | 1,580,202 |
| Net realized gain (loss) on investments | 1,374,804 | 11,721,205 |
| Net unrealized appreciation (depreciation) on investments | 9,278,386 | 8,696,888 |
| **Net Increase (Decrease) in Net Assets Resulting from Operations** | **11,393,502** | **21,998,295** |
| **Dividends to Shareholders from ($):** | | |
| Investment income−net: | | |
| Class A shares | (1,141,289) | (797,828) |
| Class B shares | (135,137) | (339,491) |
| Class C shares | (194,703) | (265,125) |
| Class R shares | (18) | (9) |
| Class T shares | (28,892) | (28,024) |
| **Total Dividends** | **(1,500,039)** | **(1,430,477)** |
| **Capital Stock Transactions ($):** | | |
| Net proceeds from shares sold: | | |
| Class A shares | 7,883,477 | 22,719,339 |
| Class B shares | 51,913 | 529,332 |
| Class C shares | 1,462,567 | 2,180,314 |
| Class T shares | 47,359 | 23,926 |
| Dividends reinvested: | | |
| Class A shares | 906,748 | 609,124 |
| Class B shares | 90,149 | 228,934 |
| Class C shares | 126,573 | 167,222 |
| Class R shares | 18 | 9 |
| Class T shares | 27,067 | 24,761 |
| Cost of shares redeemed: | | |
| Class A shares | (11,112,811) | (46,585,565) |
| Class B shares | (8,487,394) | (26,957,022) |
| Class C shares | (3,393,376) | (12,544,820) |
| Class T shares | (118,743) | (1,350,694) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **(12,516,453)** | **(60,955,140)** |
| **Total Increase (Decrease) in Net Assets** | **(2,622,990)** | **(40,387,322)** |
| **Net Assets ($):** | | |
| Beginning of Period | 167,457,970 | 207,845,292 |
| **End of Period** | **164,834,980** | **167,457,970** |
| Undistributed investment income−net | 390,357 | 1,150,084 |

| | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Capital Share Transactions:** | | |
| **Class A[a]** | | |
| Shares sold | 421,515 | 1,343,691 |
| Shares issued for dividends reinvested | 48,724 | 36,230 |
| Shares redeemed | (588,996) | (2,751,282) |
| **Net Increase (Decrease) in Shares Outstanding** | **(118,757)** | **(1,371,361)** |
| **Class B[a]** | | |
| Shares sold | 2,894 | 32,503 |
| Shares issued for dividends reinvested | 5,043 | 14,162 |
| Shares redeemed | (473,424) | (1,666,627) |
| **Net Increase (Decrease) in Shares Outstanding** | **(465,487)** | **(1,619,962)** |
| **Class C** | | |
| Shares sold | 81,270 | 133,949 |
| Shares issued for dividends reinvested | 7,111 | 10,380 |
| Shares redeemed | (189,026) | (777,873) |
| **Net Increase (Decrease) in Shares Outstanding** | **(100,645)** | **(633,544)** |
| **Class R** | | |
| **Shares issued for dividends reinvested** | **1** | **1** |
| **Class T** | | |
| Shares sold | 2,520 | 1,422 |
| Shares issued for dividends reinvested | 1,475 | 1,492 |
| Shares redeemed | (6,390) | (80,804) |
| **Net Increase (Decrease) in Shares Outstanding** | **(2,395)** | **(77,890)** |

[a] *During the period ended April 30, 2007, 206,775 Class B shares representing $3,694,217 were automatically converted to 198,014 Class A shares and during the period ended October 31, 2006, 757,718 Class B shares representing $12,217,559 were automatically converted to 725,344 Class A shares.*
*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Six Months Ended April 30, 2007 | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| **Class A Shares** | (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 18.44 | 16.35 | 15.26 | 14.86 | 13.51 | 15.27 |
| Investment Operations: | | | | | | |
| Investment income−net[a] | .11 | .21 | .20 | .12 | .10 | .07 |
| Net realized and unrealized gain (loss) on investments | 1.22 | 2.00 | 1.08 | .40 | 1.25 | (1.83) |
| Total from Investment Operations | 1.33 | 2.21 | 1.28 | .52 | 1.35 | (1.76) |
| Distributions: | | | | | | |
| Distributions from investment income−net | (.23) | (.12) | (.19) | (.12) | − | − |
| Net asset value, end of period | 19.54 | 18.44 | 16.35 | 15.26 | 14.86 | 13.51 |
| **Total Return (%)**[b] | 7.26[c] | 13.61 | 8.41 | 3.48 | 9.99 | (11.53) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .67[c] | 1.36 | 1.36 | 1.35 | 1.35 | 1.35 |
| Ratio of net expenses to average net assets | .62[c] | 1.29 | 1.36 | 1.35 | 1.35 | 1.35 |
| Ratio of net investment income to average net assets | .60[c] | 1.20 | 1.22 | .77 | .74 | .44 |
| Portfolio Turnover Rate | 3.33[c] | − | 1.06 | .72 | 3.51 | 7.25 |
| Net Assets, end of period ($ x 1,000) | 95,830 | 92,601 | 104,506 | 91,759 | 80,401 | 68,183 |

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
See notes to financial statements.

| | Six Months Ended April 30, 2007 | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| **Class B Shares** | (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 17.57 | 15.68 | 14.60 | 14.22 | 13.03 | 14.83 |
| Investment Operations: | | | | | | |
| Investment income (loss)−net [a] | .04 | .08 | .09 | .00[b] | .00[b] | (.05) |
| Net realized and unrealized gain (loss) on investments | 1.17 | 1.91 | 1.03 | .38 | 1.19 | (1.75) |
| Total from Investment Operations | 1.21 | 1.99 | 1.12 | .38 | 1.19 | (1.80) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.07) | (.10) | (.04) | (.00)[b] | − | − |
| Net asset value, end of period | 18.71 | 17.57 | 15.68 | 14.60 | 14.22 | 13.03 |
| **Total Return (%)[c]** | 6.90[d] | 12.76 | 7.60 | 2.77 | 9.13 | (12.14) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.04[d] | 2.11 | 2.11 | 2.10 | 2.10 | 2.10 |
| Ratio of net expenses to average net assets | .99[d] | 2.04 | 2.11 | 2.10 | 2.10 | 2.10 |
| Ratio of net investment income (loss) to average net assets | .24[d] | .47 | .60 | .02 | .01 | (.32) |
| Portfolio Turnover Rate | 3.33[d] | − | 1.06 | .72 | 3.51 | 7.25 |
| Net Assets, end of period ($ x 1,000) | 29,970 | 36,326 | 57,804 | 102,007 | 142,689 | 146,118 |

[a] Based on average shares outstanding at each month end.

[b] Amount represents less than $.01 per share.

[c] Exclusive of sales charge.

[d] Not annualized.

*See notes to financial statements.*

| Class C Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 17.53 | 15.64 | 14.59 | 14.22 | 13.03 | 14.82 |
| Investment Operations: | | | | | | |
| Investment income (loss)−net [a] | .04 | .07 | .08 | .00[b] | .00[b] | (.05) |
| Net realized and unrealized gain (loss) on investments | 1.16 | 1.92 | 1.03 | .38 | 1.19 | (1.74) |
| Total from Investment Operations | 1.20 | 1.99 | 1.11 | .38 | 1.19 | (1.79) |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.10) | (.10) | (.06) | (.01) | − | − |
| Net asset value, end of period | 18.63 | 17.53 | 15.64 | 14.59 | 14.22 | 13.03 |
| **Total Return (%)** [c] | 6.85[d] | 12.80 | 7.54 | 2.73 | 9.13 | (12.08) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | 1.04[d] | 2.11 | 2.11 | 2.10 | 2.10 | 2.10 |
| Ratio of net expenses to average net assets | 1.00[d] | 2.04 | 2.11 | 2.10 | 2.10 | 2.10 |
| Ratio of net investment income (loss) to average net assets | .23[d] | .44 | .53 | .02 | .01 | (.31) |
| Portfolio Turnover Rate | 3.33[d] | − | 1.06 | .72 | 3.51 | 7.25 |
| Net Assets, end of period ($ x 1,000) | 35,974 | 35,603 | 41,677 | 51,391 | 59,007 | 58,289 |

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
*See notes to financial statements.*

| Class R Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | |
|---|---|---|---|---|
| | | 2006 | 2005 | 2004[a] |
| **Per Share Data ($):** | | | | |
| Net asset value, beginning of period | 18.52 | 16.38 | 15.28 | 15.56 |
| Investment Operations: | | | | |
| Investment income—net[b] | .13 | .24 | .25 | .06 |
| Net realized and unrealized gain (loss) on investments | 1.22 | 2.03 | 1.07 | (.34) |
| Total from Investment Operations | 1.35 | 2.27 | 1.32 | (.28) |
| Distributions: | | | | |
| Dividends from investment income—net | (.28) | (.13) | (.22) | – |
| Net asset value, end of period | 19.59 | 18.52 | 16.38 | 15.28 |
| **Total Return (%)** | 7.34[c] | 13.94 | 8.73 | (1.80)[c] |
| **Ratios/Supplemental Data (%):** | | | | |
| Ratio of total expenses to average net assets | .55[c] | 1.10 | 1.10 | .51[c] |
| Ratio of net expenses to average net assets | .50[c] | 1.04 | 1.10 | .51[c] |
| Ratio of net investment income to average net assets | .68[c] | 1.41 | 1.48 | .41[c] |
| Portfolio Turnover Rate | 3.33[c] | – | 1.06 | .72 |
| Net Assets, end of period ($ x 1,000) | 1 | 1 | 1 | 1 |

[a]   *From May 14, 2004 (commencement of initial offering) to October 31, 2004.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Not annualized.*
*See notes to financial statements.*

| Class T Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 18.14 | 16.12 | 15.04 | 14.64 | 13.36 | 15.12 |
| Investment Operations: | | | | | | |
| Investment income–net [a] | .09 | .16 | .17 | .08 | .07 | .03 |
| Net realized and unrealized gain (loss) on investments | 1.20 | 1.98 | 1.05 | .39 | 1.21 | (1.79) |
| Total from Investment Operations | 1.29 | 2.14 | 1.22 | .47 | 1.28 | (1.76) |
| Distributions: | | | | | | |
| Dividends from investment income–net | (.18) | (.12) | (.14) | (.07) | – | – |
| Net asset value, end of period | 19.25 | 18.14 | 16.12 | 15.04 | 14.64 | 13.36 |
| **Total Return (%) [b]** | 7.16[c] | 13.34 | 8.12 | 3.25 | 9.58 | (11.64) |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .80[c] | 1.61 | 1.61 | 1.60 | 1.60 | 1.60 |
| Ratio of net expenses to average net assets | .75[c] | 1.54 | 1.61 | 1.60 | 1.60 | 1.60 |
| Ratio of net investment income to average net assets | .47[c] | .95 | 1.04 | .52 | .51 | .18 |
| Portfolio Turnover Rate | 3.33[c] | – | 1.06 | .72 | 3.51 | 7.25 |
| Net Assets, end of period ($ x 1,000) | 3,060 | 2,927 | 3,857 | 4,641 | 5,135 | 5,615 |

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Premier Tax Managed Growth Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to provide investors with long-term capital appreciation consistent with minimizing realized capital gains and taxable current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Dreyfus is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Fayez Sarofim & Co. ("Sarofim & Co.") serves as the fund's sub-investment adviser.

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposal merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Effective June 1, 2006, the fund no longer offers Class B shares, except in connection with dividend re-investment and permitted exchanges of Class B shares. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available, are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of the security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its NAV, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers.

On September 20, 2006, the Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, N.A., an affiliate of Dreyfus, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Cash collateral is invested in certain money market mutual funds managed by Dreyfus. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

**(c) Affiliated issuers:** Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

**(d) Dividends to shareholders:** Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

**(e) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the portfolio's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The fund has an unused capital loss carryover of $24,923,788 available to be applied against future net securities profits, if any, realized subsequent to October 31, 2006. If not applied, $8,460,297 of the carryover expires in fiscal 2010, $8,603,573 expires in fiscal 2011 and $7,859,918 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were as follows: ordinary income $1,430,477. The tax character of current year distributions will be determined at the end of the current fiscal year.

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended April 30, 2007, was approximately $117,200, with a related weighted average annualized interest rate of 5.75%.

### NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with Dreyfus, Dreyfus provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. Dreyfus also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay Dreyfus a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. Out of its fee, Dreyfus pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to Dreyfus, are in fact paid directly by Dreyfus to the non-interested Directors.

Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim & Co., Dreyfus pays Sarofim & Co. an annual fee of .30% of the value of the fund's average daily net assets, payable monthly. From November 1, 2006 through April 4, 2008, Sarofim & Co. has agreed to waive receipt of a portion of its sub-investment advisory fee in the amount of .10% of the fund's average daily net assets. The sub-investment advisory fee is paid by Dreyfus out of the management fee Dreyfus receives from the fund. Dreyfus is, in turn, passing the waiver by Sarofim & Co. onto the fund by waiving a portion of the management fee in that amount, .10% of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking by Sarofim & Co., amounted to $82,223 during the period ended April 30, 2007.

During the period ended April 30, 2007, the Distributor retained $2,755 and $166 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $30,874 and $1,775 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

**(b)** Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares. During the period ended April 30, 2007, Class A, Class B, Class C and Class T shares were charged $116,900, $122,109, $132,868 and $3,663, respectively, pursuant to their respective Plans. During the period ended April 30, 2007, Class B, Class C and Class T shares were charged $40,703, $44,289 and $3,663, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $147,925, Rule 12b-1 distribution plan fees $60,531 and service plan fees $14,075, which are offset against an expense reimbursement currently in effect in the amount of $13,448.

**(c)** The Company and Dreyfus have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by Dreyfus in excess of the limitations imposed by the Act.

### NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended April 30, 2007, amounted to $5,492,179 and $17,543,248, respectively.

At April 30, 2007, accumulated net unrealized appreciation on investments was $51,400,606, consisting of $55,556,043 gross unrealized appreciation and $4,155,437 gross unrealized depreciation.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 5—Subsequent Event:

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The description of the eligibility requirements for Class I shares remains the same as it was for Class R shares.

# INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval, through its annual renewal date of April 4, 2008, of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services, and the Sub-Investment Advisory Agreement (the "Sub-Investment Advisory Agreement") between the Manager and Fayez Sarofim & Co. ("Sarofim & Co."), with respect to the fund, pursuant to which Sarofim & Co. provides day-to-day management of the fund's investments subject to the Manager's oversight. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and Sarofim & Co.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement, and by Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board members also reviewed the number of shareholder accounts in the fund and the fund's asset size.

The Board members also considered Sarofim & Co.'s research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over Sarofim & Co.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, front-end load, tax-managed funds (the "Performance Group") and to a larger universe of funds, consisting of all large-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was below the Performance Group and Performance Universe medians for the 1- to 5-year time periods ended November 30, 2006. The Board discussed with representatives of the Manager and Sarofim & Co. the investment strategy employed in the management of the fund's assets and how that strategy affected the fund's performance, particularly during periods when the fund had 4th or 5th quintile rankings (the 5th quintile being the lowest performance ranking). Representatives of the Manager and Sarofim & Co. noted that high quality, mega-cap stocks had been out of favor for a long period of time but appear to have come back in favor. The Manager provided the Board with the fund's total return performance and the quartile, percentile and rank (as provided by Lipper) of the fund's total return within its Lipper category for the three-month, six-month, and one-year periods ended December 31, 2006. Representatives of Sarofim & Co. noted that the fund's total return was in Lipper's 1st or 2nd quartile (the 1st quartile being the highest performance) during those periods. The Board members noted that Sarofim & Co. is an experienced manager with a long-term "buy-and-hold" investment approach to investing in what generally is known as "mega-cap" companies. Sarofim & Co.'s considerable reputation, based on following this investment approach, was noted.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the comparison group of funds with a "unitary fee" structure. The Board members noted that the fund's expense ratio was higher than the fund's Expense Group and Expense Universe medians. A representative of the Manager informed the Board members that the fund's total expense ratio, as reported by Lipper, was as of November 30, 2006 and did not fully reflect the voluntary waiver by Sarofim & Co. of a portion of its sub-investment advisory fee (such fee paid by the Manager which, in turn, is waiving the same amount of the fund's management fee paid by the fund) in the amount of .10% of the value of the fund's average daily net assets which was put in place as of February 7, 2006 and continues until April 4, 2007. The waiver amount is approximately 33% of the sub-investment advisory fee Sarofim & Co. would otherwise be paid under the Sub-Investment Advisory Agreement with the Manager. Representatives of the Manager, Sarofim & Co. and the Board members agreed that the voluntary waiver by Sarofim & Co. would be extended until April 4, 2008.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager, Sarofim & Co. or their respective affiliates with similar investment objectives, policies and strategies as the fund (the "Similar

Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's and Sarofim & Co.'s perspective, as applicable, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager or Sarofim & Co. and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee and sub-investment advisory fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

The Board considered the fee to Sarofim & Co. in relation to the fee paid to the Manager and the respective services provided by Sarofim & Co. and the Manager. The Board also noted that Sarofim & Co.'s fee is paid by the Manager and not the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board

members also considered potential benefits to the Manager or Sarofim & Co. from acting as investment adviser and sub-investment adviser, respectively, and noted there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. Since the Manager, and not the fund, pays Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement, the Board did not consider Sarofim & Co.'s profitability to be relevant to its deliberations. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and Sarofim & Co. are adequate and appropriate.
- The Board noted that the fund's recent short-term performance had improved, but remained concerned with the fund's longer-term performance. However, the Board understood that the fund's performance was consistent with Sarofim & Co.'s investment approach during all periods, which involves investments in high quality mega-cap companies, and that, in the long-term, such companies have been out

of favor while, in the short-term, such companies have been in favor. While management assured the Board members that portfolio management had been consistent with the strategy description in fund materials and Sarofim & Co.'s stated investment style, the Board determined to continue to closely monitor performance.

- The Board concluded, taking into account the extension of the fee waiver, that the fee paid by the fund to the Manager, and by the Manager to Sarofim & Co., were reasonable in light of the considerations described above.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement and Sub-Investment Advisory Agreement was in the best interests of the fund and its shareholders.

# For More Information

**Dreyfus Premier
Tax Managed Growth Fund**
200 Park Avenue
New York, NY 10166

**Investment Adviser**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Sub-Investment Adviser**

Fayez Sarofim & Co.
Two Houston Center
Suite 2907
Houston, TX 77010

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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| **Ticker Symbols:** | Class A: DTMGX | Class B: DPTMX | Class C: DPTAX |
| | Class I: DPTRX | Class T: DPMTX | |

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**Telephone** Call your financial representative or 1-800-554-4611

**Mail** The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2006, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0149SA0407

# Dreyfus
# U.S. Treasury
# Reserves

**SEMIANNUAL REPORT** April 30, 2007





The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

## THE FUND

## FOR MORE INFORMATION



## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus U.S. Treasury Reserves, covering the six-month period from November 1, 2006, through April 30, 2007.

The U.S. economy moderated throughout the reporting period as cooling housing markets took their toll on consumer and business spending. Yet, labor markets remained quite strong, and key measures of inflation stayed stubbornly above the Federal Reserve's stated "comfort zone." Dreyfus' chief economist believes that these seemingly conflicting signals may be the result of a lag between the current downturn in housing activity and its likely dampening effect on housing-related employment. In his view, inflationary pressures may moderate over the coming months in an environment of modestly higher unemployment rates and sub-par economic growth.

The likely implications of this economic outlook include a long pause in Fed policy before an eventual easing of short-term interest rates, a modest drop in 10-year Treasury bond yields, decelerating corporate earnings, high levels of mergers-and-acquisitions activity and a probable continuation of the ongoing shift in investor sentiment toward higher quality stocks. We expect these developments to produce both challenges and opportunities in fixed-income markets, and your financial advisor can help determine the appropriate asset allocation strategy for you.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
June 1, 2007



## DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

### How did Dreyfus U.S. Treasury Reserves perform during the period?

For the six-month period ended April 30, 2007, the fund's Investor shares produced an annualized yield of 4.49%, and its Class R shares produced an annualized yield of 4.69%. Taking into account the effects of compounding, the annualized effective yields for the fund's Investor shares and Class R shares were 4.59% and 4.80%, respectively.[1]

### What is the fund's investment approach?

The fund seeks a high level of current income consistent with stability of principal. As a U.S. Treasury money market fund, we attempt to provide shareholders with an investment vehicle that is made up of Treasury bills and notes with remaining maturities of 13 months or less issued by the U.S. government as well as repurchase agreements with securities dealers, which are backed by U.S. Treasuries. To pursue its goal, the fund invests exclusively in direct obligations of the U.S. Treasury and in repurchase agreements secured by these obligations.

### What other factors influenced the fund's performance?

The reporting period proved to be a time of transition for the U.S. economy. After expanding at a more robust rate earlier in 2006, the reporting period began in an environment of softening housing markets, declining energy prices and slower economic growth. The Federal Reserve Board (the "Fed") lent credence to a more benign inflation outlook as it left short-term interest rates unchanged throughout the reporting period, maintaining the overnight federal funds rate at 5.25% after more than two years of steady rate hikes.

While core inflation data remained elevated in the fall of 2006, the Fed indicated that it expected those pressures to moderate as the economy slowed. In fact, U.S. GDP growth had moderated to an annualized

2.0% in the third quarter of the year, and declines in consumer confidence and orders for durable goods suggested that the economy continued to slow in the fourth quarter of the year, but at a pace that seemed to hold little risk of recession.

As 2007 began, some analysts began to predict that further economic weakness might compel the Fed to reduce interest rates later in the year. However, the U.S. economy appeared to gain new momentum in January, when the U.S. Department of Labor reported that weekly wages rose by a relatively robust inflation-adjusted 2.1% in 2006. Meanwhile, it was announced that the U.S. economy overall grew at an estimated 2.5% annualized rate in the fourth quarter, which generally was in line with expectations. Yet, inflation drove consumer prices higher at a relatively moderate 2.5% rate in 2006, the lowest annual increase since 2003.

The combination of moderate economic growth and subdued inflation delayed expectations of any changes in Fed policy over the winter. Indeed, some investors came to believe that the Fed would remain on the sidelines for much of 2007 as it scrutinized new economic data to assess the impact of its previous tightening campaign on the economy and inflation. The Fed did just that at its meeting in late January, when it left the federal funds rate at 5.25% for the fifth consecutive time.

Despite heightened volatility in equity markets and the well-publicized slowdown in the housing sector in late February, relatively robust job creation data and a dip in the unemployment rate to 4.5% seemed to ease fears that the long U.S. economic expansion might be ending. While consumers may be coming under greater pressure, in our view, it would be unusual to see a sharp drop-off in consumer spending while job growth remains robust.

The Fed apparently endorsed this view in late March, when it again left the federal funds rate at 5.25%. However, the wording of its accompanying announcement continued to suggest that the Fed viewed the risk

of inflation as greater than the risk of recession, pushing back investors' expectations of an eventual easing of monetary policy. Economic and inflation data remained mixed in April, including a modest 1.3% estimate for annualized GDP growth in the first quarter, reinforcing investors' views that the Fed would remain on hold for some time.

As short-term interest rates climbed early in the reporting period, we maintained the fund's weighted average maturity in a range we considered shorter than industry averages. After the Fed paused in its tightening campaign in August, we increased the fund's weighted average maturity to the neutral range. However, with yield differences along the money market yield curve near historically narrow levels, it made little sense to establish a longer maturity position.

### What is the fund's current strategy?

Although the Fed left interest rates unchanged at its May meeting, it stands ready to change monetary policy as conditions warrant. Therefore, every piece of new economic data is likely to be scrutinized by analysts for its possible impact on monetary policy, making a relatively cautious investment posture prudent, in our view.

June 1, 2007

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

1 *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus U.S. Treasury Reserves from November 1, 2006 to April 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**

assuming actual returns for the six months ended April 30, 2007

|  | Investor Shares | Class R Shares |
|---|---|---|
| Expenses paid per $1,000† | $ 3.51 | $ 2.51 |
| Ending value (after expenses) | $1,022.50 | $1,023.50 |

## COMPARING YOUR FUND'S EXPENSES
## WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**

assuming a hypothetical 5% annualized return for the six months ended April 30, 2007

|  | Investor Shares | Class R Shares |
|---|---|---|
| Expenses paid per $1,000† | $ 3.51 | $ 2.51 |
| Ending value (after expenses) | $1,021.32 | $1,022.32 |

† *Expenses are equal to the fund's annualized expense ratio of .70% for Investor shares and .50% for Class R shares; multiplied by the average account value over the period, multiplied by 181/365 (to reflect the one-half year period).*

| U.S. Treasury Notes−54.0% | Annualized Yield on Date of Purchase (%) | Principal Amount ($) | Value ($) |
|---|---|---|---|
| 7/31/2007 (cost $64,816,054) | 4.95 | 65,000,000 | **64,816,054** |
| **Repurchase Agreements−45.5%** | | | |
| Citigroup Global Markets Holdings Inc. dated 4/30/07, due 5/1/07 in the amount of $21,002,917 (fully collateralized by $7,607,000 U.S. Treasury Bonds, 6.125%, due 11/15/27, value $8,958,133, $4,053,000 U.S. Treasury Notes, 3.25%, due 1/15/09, value $3,993,367 and $8,689,385 U.S. Treasury Strips, due 11/15/07, value $8,468,501) | 5.00 | 21,000,000 | 21,000,000 |
| Goldman, Sachs & Co. dated 4/30/07, due 5/1/07 in the amount of $12,701,588 (fully collateralized by $11,937,000 Treasury Inflation Protected Securities, 2.375%, due 1/15/25, value $12,954,482) | 4.50 | 12,700,000 | 12,700,000 |
| Greenwich Capital Markets dated 4/30/07, due 5/1/07 in the amount of $21,002,981 (fully collateralized by $15,745,000 U.S. Treasury Bonds, 8.50%, due 2/15/20, value $21,423,523) | 5.11 | 21,000,000 | 21,000,000 |
| **Total Repurchase Agreements** (cost $54,700,000) | | | **54,700,000** |
| **Total Investments** (cost $119,516,054) | **99.5%** | | **119,516,054** |
| **Cash and Receivables (Net)** | **.5%** | | **588,310** |
| **Net Assets** | **100.0%** | | **120,104,364** |

## Portfolio Summary (Unaudited)†

| | Value (%) | | Value (%) |
|---|---|---|---|
| U.S. Treasury Notes | 54.0 | Repurchase Agreements | 45.5 |
| | | | **99.5** |

† *Based on net assets.*
*See notes to financial statements.*

# STATEMENT OF ASSETS AND LIABILITIES

April 30, 2007 (Unaudited)

| | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities— See Statement of Investments (including Repurchase Agreements of $54,700,000)—Note 1(b) | 119,516,054 | 119,516,054 |
| Cash | | 437,462 |
| Interest receivable | | 633,694 |
| | | **120,587,210** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 3(b) | | 43,194 |
| Dividend payable | | 439,415 |
| Payable for shares of Capital Stock redeemed | | 237 |
| | | **482,846** |
| **Net Assets ($)** | | **120,104,364** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 120,104,364 |
| **Net Assets ($)** | | **120,104,364** |

### Net Asset Value Per Share

| | Investor Shares | Class R Shares |
|---|---|---|
| Net Assets ($) | 98,488,827 | 21,615,537 |
| Shares Outstanding | 98,488,779 | 21,615,585 |
| **Net Asset Value Per Share ($)** | **1.00** | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Six Months Ended April 30, 2007 (Unaudited)

| | |
|---|---:|
| **Investment Income ($):** | |
| **Interest Income** | **3,013,994** |
| **Expenses:** | |
| Management fee–Note 3(a) | 290,130 |
| Distribution fees (Investor Shares)–Note 3(b) | 95,283 |
| **Total Expenses** | **385,413** |
| **Investment Income–Net, representing net income in net assets resulting from operations** | **2,628,581** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

|  | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, 2006 |
|---|---|---|
| **Operations ($):** | | |
| **Investment Income–Net, representing net income in net assets resulting from operations** | **2,628,581** | **4,714,032** |
| **Dividends to Shareholders from ($):** | | |
| Investment income–net: | | |
| Investor shares | (2,141,169) | (3,767,909) |
| Class R shares | (487,412) | (946,123) |
| **Total Dividends** | **(2,628,581)** | **(4,714,032)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold: | | |
| Investor shares | 50,154,750 | 123,958,514 |
| Class R shares | 33,519,864 | 109,914,582 |
| Dividends reinvested: | | |
| Investor shares | 2,094,178 | 3,673,996 |
| Class R shares | 253,776 | 491,138 |
| Cost of shares redeemed: | | |
| Investor shares | (46,851,421) | (128,514,091) |
| Class R shares | (29,798,457) | (118,008,459) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **9,372,690** | **(8,484,320)** |
| **Total Increase (Decrease) in Net Assets** | **9,372,690** | **(8,484,320)** |
| **Net Assets ($):** | | |
| Beginning of Period | 110,731,674 | 119,215,994 |
| **End of Period** | **120,104,364** | **110,731,674** |

*See notes to financial statements.*

# FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Investor Shares | Six Months Ended April 30, 2007 (Unaudited) | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| | | Year Ended October 31, | | | | |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .022 | .039 | .020 | .004 | .005 | .012 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.022) | (.039) | (.020) | (.004) | (.005) | (.012) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.25a | 3.96 | 2.03 | .42 | .51 | 1.23 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .70a | .70 | .70 | .70 | .70 | .70 |
| Ratio of net investment income to average net assets | 4.49a | 3.89 | 2.01 | .42 | .51 | 1.20 |
| Net Assets, end of period ($ x 1,000) | 98,489 | 93,091 | 93,973 | 77,043 | 91,987 | 89,950 |

a   Annualized.
See notes to financial statements.

| Class R Shares | Six Months Ended April 30, 2007 (Unaudited) | Year Ended October 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2006 | 2005 | 2004 | 2003 | 2002 |
| **Per Share Data ($):** | | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | | |
| Investment income−net | .023 | .041 | .022 | .006 | .007 | .014 |
| Distributions: | | | | | | |
| Dividends from investment income−net | (.023) | (.041) | (.022) | (.006) | (.007) | (.014) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 2.35[a] | 4.17 | 2.23 | .62 | .72 | 1.43 |
| **Ratios/Supplemental Data (%):** | | | | | | |
| Ratio of total expenses to average net assets | .50[a] | .50 | .50 | .50 | .50 | .50 |
| Ratio of net investment income to average net assets | 4.69[a] | 4.05 | 2.10 | .63 | .72 | 1.43 |
| Net Assets, end of period ($ x 1,000) | 21,616 | 17,640 | 25,243 | 82,911 | 60,297 | 65,847 |

[a]  *Annualized.*
*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus U.S. Treasury Reserves (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series including the fund. The fund's investment objective is to seek a high level of current income consistent with stability of principal by investing in direct obligations of U.S. Treasury and repurchase agreements secured by these obligations. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On May 24, 2007, the shareholders of Mellon Financial and The Bank of New York Company, Inc. approved the proposed merger of the two companies. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and The Bank of New York Company, Inc. expect the transaction to be completed in the third quarter of 2007.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 1 billion shares of $.001 par value Capital Stock in each of the following classes of shares: Investor and Class R. Investor shares are sold primarily to retail investors and bear a distribution fee. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution fee and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00 for the fund; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board (FASB) released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund may engage in repurchase agreement transactions. Under the terms of a typical repurchase agreement, the fund, through its custodian and sub-custodian, takes possession of an underlying debt obligation subject to an obligation of the seller to repurchase, and the fund to resell, the obligation at an agreed-upon price and time, thereby determining the yield during the fund's holding period. This arrangement results in a fixed rate of return that is not subject to market fluctuations during the fund's holding period. The value of the collateral is at least equal, at all times, to the total amount of the repurchase obligation, including interest. In the event of a counter party default, the fund has the right to use the collateral to offset losses incurred. There is potential loss to the fund in the event the fund is delayed or prevented from exercising its rights to dispose of the collateral securities, including the risk of a possible decline in the value of the underlying securities during the period while the fund seeks to assert its rights. The Manager, acting under the supervision of the Board of Directors, reviews the value of the collateral and the creditworthiness of those banks and dealers with which the fund enters into repurchase agreements to evaluate potential risks.

**(c) Dividends to shareholders:** It is the policy of the fund to declare dividends daily from investment income-net; such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

**(d) Federal income taxes:** It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

The tax character of distributions paid to shareholders during the fiscal year ended October 31, 2006 were all ordinary income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At April 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended April 30, 2007, the fund did not borrow under the line of credit.

### NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

**(a)** Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .50% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds, and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Directors.

**(b)** Under the fund's Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Investor shares may pay annually up to .25% (currently limited by the Company's Board of Directors to .20%) of the value of the average daily net assets attributable to its Investor shares to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Investor shares. During the period ended April 30, 2007, Investor shares were charged $95,283 pursuant to the Plan.

Under its terms, the Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $27,473 and Rule 12b-1 distribution plan fees $15,721.

# INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on January 31 and February 1, 2007, the Board considered the re-approval for an annual period of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and placed significant emphasis on comparisons to a group of retail, no-load U.S. Treasury money market funds (the "Performance Group") and to a larger universe of funds, consisting of all retail U.S. Treasury money market funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons for various periods ended November 30, 2006, and noted that the fund's total return performance was variously above and below the Performance Group and Performance Universe medians for each of the periods. The Board noted that when the fund's performance was below median there was a spread of only one or two basis points between the fund's performance and the Performance Group and Performance Universe medians.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board members noted that the fund's management fee and expense ratio were lower than or equal to their respective Expense Group medians and higher than their respective Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"). They also noted that there were no other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the Manager's performance and the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including the recent decline in assets, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was generally satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2008.

NOTES

# For More Information

**Dreyfus
U.S. Treasury Reserves**
200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbols:**          Investor: DUIXX          Class R: DUTXX

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**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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